Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
[redacted]
04012146
FAX: (02) 9247 3272

1st Batch
82 pages of 243 pages

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**30 December 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**243 pages (including cover sheet)**

SUPPL

Annual Financial Information Provided to Noteholders

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

A R/S
6-30-03

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

SUPPL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 1/16

04 JAN -8 AM 7:21

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

30 December 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ANNUAL FINANCIAL INFORMATION

Please find enclosed Annual Financial Information for Burns, Philp & Company Limited and its controlled entities for the year ended June 30, 2003. The Annual Financial Information is being provided to noteholders and the trustees under the terms of the Indenture dated 21 June 2002 for the 9¾% Senior Subordinated Notes due 2012 issued by Burns Philp Capital Pty Limited, the Indenture dated 20 February 2003 for the 10¾% Senior Subordinated Notes due 2011 issued by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc, and the Indenture dated 16 June 2003 for the 9½% Senior Notes due 2010 issued by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc.

Yours sincerely

HELEN GOLDING
Company Secretary

Encls

Burns, Philp & Company Limited
(ACN 000 000 359)

Burns Philp Capital Pty Limited
(ACN 100 768 803)

Burns Philp Capital (U.S.) Inc.
(IRS EIN 83-0347276)

ANNUAL FINANCIAL INFORMATION
for fiscal year ended
June 30, 2003

This financial information is being provided under the terms of (i) the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and The Bank of New York as Trustee dated June 21, 2002; (ii) the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and Wells Fargo Bank, National Association as Trustee dated February 20, 2003; and (iii) the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and Wells Fargo Bank, National Association as Trustee dated June 16, 2003.

TABLE OF CONTENTS

INTRODUCTION	2
INDUSTRY AND MARKET DATA	2
BASIS OF FINANCIAL INFORMATION	2
FORWARD-LOOKING INFORMATION	2
KEY INFORMATION	3
INFORMATION ON THE COMPANY	25
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	43
DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	62
MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	68
FINANCIAL INFORMATION	69
THE OFFER AND LISTING	70
ADDITIONAL INFORMATION	70
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	71
FINANCIAL STATEMENTS	73

INTRODUCTION

In this document, the terms "we," "us," "our," "Group" and "Burns Philp Group" refer to Burns, Philp & Company Limited and its subsidiaries, and, where appropriate, its associated companies, unless the context otherwise requires. When we use the term "Burns Philp," we are referring only to Burns, Philp & Company Limited and not its subsidiaries or associated companies. When we use the term "Goodman Fielder," we are referring to Goodman Fielder Pty Limited, formerly Goodman Fielder Limited, and its controlled entities, unless the context otherwise requires. In this document, where we refer to yeast, we mean baker's yeast unless the context otherwise requires.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this document from our own research, surveys or studies conducted by third parties and industry or general publications. We believe our internal research is reliable, but it has not been verified by any independent sources. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and cannot guarantee the accuracy of such information.

BASIS OF FINANCIAL INFORMATION

The consolidated financial statements, tables and discussions of Burns, Philp & Company Limited and its controlled entities included in this document have been prepared in accordance with accounting principles generally accepted in Australia, referred to as Australian GAAP, which varies in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP. Where appropriate or required, certain U.S. GAAP amounts have been provided. Note 33 to our audited consolidated financial statements provides additional disclosure required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us as well as a reconciliation of our net profit and equity to U.S. GAAP.

FORWARD-LOOKING INFORMATION

This document contains disclosures which are "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that do not relate solely to historical or current facts. In particular, these and other forward-looking statements appear under the headings "Key Information", "Operating and Financial Review and Prospects" and "Information on the Company". When used in this document, forward-looking statements can be identified by the use of words such as "may," "will," "project," "plan," "propose," "anticipate," "believe," "expect," "intend" or "continue." Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

- our significant debt levels;
- our ability to incur more debt;
- operating and financial restrictions in our debt agreements;
- the markets in which we operate becoming more competitive;
- risks associated with international operations;
- the possible departure of key executive officers;
- risks associated with having some customers that contribute a significant amount of our revenue;
- the availability of supply sources;
- our acquisition of Goodman Fielder and the additional indebtedness and other liabilities we have incurred in connection with that acquisition;
- our ability to successfully complete and integrate acquisitions, including our acquisition of Goodman Fielder;
- the impact of environmental and other government regulations on our business;
- changes in foreign currency exchange rates;
- changes in accounting practices; and
- changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to rely unduly on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

KEY INFORMATION

Exchange Rate Information

We publish our consolidated financial statements in Australian dollars. In this document, unless otherwise specified or the context requires, references to "U.S.$" or "U.S. dollars" are to United States dollars, references to "A$" or "$" are to Australian dollars, references to "NZ$" are to New Zealand dollars, references to "ARP" are to Argentinian pesos and references to "€" are to Euros.

The following table contains information for the noon buying rate of U.S. dollars for Australian dollars in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	At Period End (U.S.$)	Average Rate(1) (U.S.$)	High (U.S.$)	Low (U.S.$)
Year ended June 30, 1999	0.6611	0.6248	0.6712	0.5550
Year ended June 30, 2000	0.5971	0.6233	0.6703	0.5685
Year ended June 29, 2001	0.5100	0.5320	0.5996	0.4828
Year ended June 28, 2002	0.5628	0.5240	0.5748	0.4841
Year ended June 30, 2003	0.6713	0.5884	0.6729	0.5280

(1) The average of the noon buying rates on the last day of each full month during the period as supplied by the Federal Reserve Bank of New York.

The noon buying rate of U.S. dollars for Australian dollars on December 10, 2003 was U.S.$0.7398.

The following table sets forth, for the periods indicated, the high and low noon buying rates of U.S. dollars for Australian dollars.

Month and Year	High (U.S.$)	Low (U.S.$)
June 2003	0.6729	0.6564
July 2003	0.6823	0.6454
August 2003	0.6593	0.6390
September 2003	0.6810	0.6395
October 2003	0.7077	0.6814
November 2003	0.7238	0.6986

The Australian dollar is convertible into U.S. dollars at freely floating rates and currently there are no restrictions on the flow of Australian currency between Australia and the United States. The specific prior approval of the Reserve Bank of Australia must be obtained for certain payments or other dealings involving, or connected in certain ways with, certain entities including, as of the date of this document, certain Yugoslav entities or individuals, certain Zimbabwe entities and individuals, certain parties identified with terrorism, UNITA or associated parties or other parties to whom financial sanctions apply. "Suspect transactions," cash transactions of A$10,000 or more (or the foreign currency equivalent) and international funds transfer instructions, must, subject to certain exceptions, be reported to an agency of the Australian government. In addition, no payments may be made by any of our German subsidiary guarantors to jurisdictions subject to certain sanctions, adopted by the Federal Republic of Germany, implementing resolutions of the Security Council of the United Nations or regulations of the European Union. See also "Risk Factors —Our international operations subject us to risks inherent in doing business on an international level".

No such restrictions or prohibitions apply to the United States. This summary is based upon exchange control laws and regulations as now in effect and accurately interpreted and does not take into account any changes in these laws, regulations and interpretations.

Selected Historical Consolidated Financial Data

The following table sets out our selected historical financial data. The selected historical financial data at June 30, 2002 and June 30, 2003 and for the years ended June 30, 2001 through June 30, 2003, have been derived from our audited consolidated financial statements included in this document. The selected historical financial data at June 30, 1999, 2000 and 2001 and for the years ended June 30, 1999, and 2000 have been derived from our audited consolidated financial statements which are not included in this document.

The following selected consolidated historical financial data and our consolidated financial statements included elsewhere in this document are prepared in accordance with Australian GAAP which varies in certain significant respects from U.S. GAAP. Note 33 to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP for the periods and at the dates presented in our audited consolidated financial statements.

The following data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this document. The table should also be read in conjunction with the information that appears under the heading "Operating and Financial Review and Prospects".

DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	Fiscal Year Ended June 30, 1999	2000	2001	2002	2003
	(A$ million, except for per share data)				
Statement of Financial Performance Data:					
Operating revenue:[1]					
Revenue from sale of goods:					
Yeast and bakery ingredients:					
North America	$305.4	$302.7	$340.7	$349.7	$305.0
Europe	145.1	129.4	144.7	163.5	163.7
Latin America	236.8	204.2	223.8	167.4	191.4
Asia Pacific	109.8	118.0	135.8	142.3	143.7
Total yeast and bakery ingredients	$797.1	$754.3	$845.0	$822.9	$803.8
Herbs and spices	353.7	343.5	387.4	381.9	348.4
Goodman Fielder Australia	-	-	-	-	464.9
Goodman Fielder New Zealand	-	-	-	-	161.8
Other[2]	88.9	86.5	93.6	88.0	101.3
Total revenue from sale of goods	$1,239.7	$1,184.3	$1,326.0	$1,292.8	$1,880.2
Revenue from rendering of services:					
Other	29.0	30.1	30.7	29.9	7.0
Total operating revenue	$1,268.7	$1,214.4	$1,356.7	$1,322.7	$1,887.2
Interest revenue	14.6	9.9	13.0	7.0	18.0
Proceeds from disposal of non-current assets[3]	121.3	2.9	15.3	2.3	193.1
Other revenue[4]	4.7	4.5	3.6	4.1	143.1
Total revenue	$1,409.3	$1,231.7	$1,388.6	$1,336.1	$2,241.4
EBIT before individually significant items:[5]					
Yeast and bakery ingredients:					
North America	$67.7	$65.9	$69.1	$83.5	$72.8
Europe	27.0	28.8	32.6	33.8	30.7
Latin America	28.5	24.6	21.5	27.1	12.7
Asia Pacific	11.9	19.7	23.4	23.9	30.2
Total yeast and bakery ingredients	$135.1	$139.0	$146.6	$168.3	$146.4
Herbs and spices	30.1	33.4	33.3	54.7	58.2
Goodman Fielder Australia	-	-	-	-	17.1
Goodman Fielder New Zealand	-	-	-	-	16.5
Other[6]	22.3	22.1	21.0	18.9	7.7
Corporate expense[7]	(14.8)	(20.6)	(15.5)	(19.9)	(18.9)
Total EBIT before individually significant items	$172.7	$173.9	$185.4	$222.0	$227.0
Borrowing costs	(116.1)	(90.9)	(95.8)	(72.9)	(174.8)
Interest revenue	14.6	9.9	13.0	7.0	18.0
Net interest expense[8]	(101.5)	(81.0)	(82.8)	(65.9)	(156.8)
Income before individually significant items, tax and outside equity interests	71.2	92.9	102.6	156.1	70.2
Individually significant items[9]	14.7	5.2	-	(35.2)	112.7
Net profit (loss) before tax and outside equity interests	85.9	98.1	102.6	120.9	182.9
Income tax expense before individually significant income tax item	(18.3)	(14.4)	(12.1)	(19.3)	(13.0)
Individually significant income tax (expense) benefit	-	-	-	47.9	4.4
Outside equity interests	(1.7)	(1.5)	(2.0)	(3.3)	(4.3)
Net profit	$65.9	$82.2	$88.5	$146.2	$170.0
Basic earnings per share (cents)					
Continuing operations	6.8	12.4	10.5	14.9	9.0
Discontinued operations[15]	5.6	3.0	3.1	2.4	5.4
	12.4	15.4	13.6	17.3	14.4
Diluted earnings per share (cents)					
Continuing operations	3.3	5.8	4.6	5.5	4.5
Discontinued operations[15]	2.8	1.4	1.4	0.8	2.3
	6.1	7.2	6.0	6.3	6.8
Dividends per ordinary share (cents)	-	-	-	-	-

	Fiscal Year Ended June 30,				
	1999	2000	2001	2002	2003
	(A$ million)				
Other Financial Data:					
Depreciation and amortization[10]	$70.9	$71.0	$76.5	$72.5	$108.3
Capital expenditure	37.8	38.2	88.8	85.3	80.2
Net cash flows:					
Operating activities	122.4	152.1	118.4	213.1	201.5
Investing activities	120.5	(32.9)	(89.8)	(105.8)	(1,946.7)
Financing activities	(640.3)	(21.4)	(17.5)	607.4	1,033.8
Total net cash flows	$ (397.4)	$97.8	$11.1	$714.7	$ (711.4)
EBITDA[11]	256.6	248.6	259.9	256.0	443.7
Operating EBITDA[11]	241.9	243.4	259.9	291.2	331.0
Operating EBITDA margin percentage[12]	19.1%	20.0%	19.2%	22.0%	17.5%

	As of June 30,				
	1999	2000	2001	2002	2003
	(A$ million)				
Statement of Financial Position Data:					
Cash assets	$81.4	$188.9	$218.2	$923.6	$180.5
Receivables	185.7	191.7	234.8	162.2	385.0
Inventories	104.7	119.8	132.7	123.1	314.5
Property, plant and equipment	600.5	615.9	704.1	577.2	1,114.9
Intangible assets[13]	336.3	355.0	407.5	319.4	2,265.3
Total assets	1,417.9	1,596.7	1,860.8	2,364.5	4,604.1
Total debt[14]	1,154.6	1,220.3	1,311.7	1,655.5	2,992.6
Net assets/total equity	33.6	129.6	277.9	479.5	758.3
Capital stock	579.9	581.5	613.7	634.4	830.0
Capital stock (shares, millions)	530.6	538.8	699.9	802.8	1,780.7

DATA IN ACCORDANCE WITH U.S. GAAP	Fiscal Year Ended June 30, 2001	2002	2003
	(A$ million, except for per share data)		
Statement of Financial Performance Data:			
Net profit from continuing operations	$80.5	$2.3	$186.2
Net profit from discontinued operations[15]	13.0	12.7	71.0
Net profit	$93.5	$15.0	$257.2
Earnings (loss) per share:			
Basic earnings (loss) per share (cents):			
Earnings from continuing operations	12.4	(1.8)	15.9
Earnings from discontinued operations	2.0	1.7	6.7
Net profit (loss)	14.4	(0.1)	22.6
Diluted earnings per share (cents):			
Earnings from continuing operations	5.4	-	7.5
Earnings from discontinued operations	0.9	0.6	2.9
Net profit	6.3	0.6	10.4
Other Financial Data:			
EBITDA[11]	$253.7	$166.4[16]	$508.7[17]
Operating EBITDA[11]	253.7	291.9[16]	326.5[17]
Operating EBITDA margin [12]	19.0%	22.6%	17.5%
Depreciation and amortization [10]	72.9	64.3	72.4
Net Cash Flows:			
Operating activities	$118.4	$213.1	$201.5
Investing activities	(89.8)	(105.8)	(1,946.7)
Financing activities	(16.7)	606.1	1,035.4
Total net cash flows	$11.9	$713.4	$(709.8)
Statement of Financial Position Data:			
Intangible assets [13]	$211.4	$150.8	$2,282.1
Total assets	1,675.6	2,165.0	4,990.5
Net assets/total equity	$60.1	$235.8	$609.6

(1) Operating revenue consists of revenue from sale of goods and revenue from rendering of services. Revenue from rendering of services relates only to our former terminals business segment, which we sold on September 18, 2002. Following our acquisition of Goodman Fielder, we have reassessed the presentation of allowances deducted from gross revenue, and some of the allowances which were previously recognized in marketing, selling and distribution expenses have been reclassified and deducted from operating revenue. See note 1(j) of our audited consolidated financial statements.

(2) Other revenue from sale of goods is revenue earned by discontinued businesses plus revenue earnings by Cochin Spices, our spice trading subsidiary in India and, for periods subsequent to March 19, 2003, Goodman Fielder's businesses in Asia and the Pacific Region.

(3) In accordance with Australian GAAP, we are required to report the proceeds from the disposal of non-current assets as a separate revenue item.

(4) Other revenue is revenue earned other than through the sale of goods, from rendering of services or interest income. Other revenue also includes rental income from properties. Other revenue for the year ended June 30, 2003 includes an unrealized foreign currency gain of A$139.1 million, which we are required to present as a revenue item under Australian GAAP.

(5) EBIT consists of net profit, including share of profits of associates, before outside equity interests, individually significant items, income tax and net interest expense.

(6) Other EBIT is EBIT from discontinued businesses plus EBIT from Cochin Spices, our spice trading subsidiary in India and, for periods subsequent to March 19, 2003, Goodman Fielder's businesses in Asia and the Pacific Region.

(7) Corporate expense consists of the costs incurred through operating the corporate head office and technical and development center in Australia, and small ancillary administrative offices in North America and Europe.

(8) Net interest expense consists of borrowing costs less interest revenue.

(9) Individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. The individually significant gain in the fiscal year ended June 30, 1999 resulted from the disposal of certain of our non-current assets. The proceeds on disposal of assets of A$109.6 million were included in our revenue and the carrying amount of the assets sold of A$94.9 million was included in expenses. The individually significant gain in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying amount of certain of our non current assets. The individually significant loss in the fiscal year ended June 30, 2002 related to a provision against receivables and prepaid slotting allowances following the filing for bankruptcy by Kmart Corporation, a major customer, of A$10.1 million and a provision for closing costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million.

The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of the terminals business, an A$10.9 million gain on the sale of the vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and a A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

(10) Depreciation and amortization as shown above excludes amortization of prepaid slotting allowances of A$28.8 million, A$27.6 million, A$24.2 million, A$32.5 million, and A$23.4 million for the fiscal years ended June 30, 1999, 2000, 2001, 2002, and 2003, respectively.

(11) EBITDA under Australian GAAP and U.S. GAAP represents net profit before related income tax, net interest expense, depreciation and amortization. Operating EBITDA is not a defined term under either Australian GAAP or U.S. GAAP. Operating EBITDA under Australian GAAP and U.S. GAAP is EBITDA adjusted for individually significant items. Under Australian GAAP and U.S. GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. For additional information regarding EBITDA and operating EBITDA including how we calculate these measures, why we present these measures, and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

(12) The operating EBITDA margin percentage is calculated as operating EBITDA divided by total operating revenue, multiplied by 100. See "Non-GAAP Financial Measures".

(13) Under Australian GAAP, our intangible assets have been periodically revalued. Under U.S. GAAP, our intangible assets are carried at cost less accumulated amortization.

(14) Total debt consists of the current and non-current portions of our interest bearing liabilities.

(15) In fiscal 2002 and 2003, we have separately disclosed our vinegar and terminals businesses as discontinued operations. The discontinued operations in fiscal 1999, 2000 and 2001 also relate to these businesses. For more information on our discontinued operations, see note 24 to our audited consolidated financial statements for the fiscal year ended June 30, 2003.

(16) The difference between EBITDA and operating EBITDA for the fiscal year ended June 30, 2002, is due primarily to the individually significant loss of A$90.3 million in such period related to a loss on extinguishment of debt for U.S. GAAP purposes and the individually significant loss of A$35.2 million in such period related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closure costs and a writedown of the carrying amount of plant and machinery in respect of our Oakland, California yeast plant.

(17) The difference between EBITDA and operating EBITDA for the fiscal year ended June 30, 2003, is due primarily to the individually significant gains on the sale of our vinegar and terminals businesses, as determined under U.S. GAAP, an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder, offset by a write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

NON-GAAP FINANCIAL MEASURES

We present EBITDA (net profit before related income tax, net interest expense, depreciation and amortization (excluding amortization of prepaid slotting allowances)), operating EBITDA and operating EBIT on a consolidated basis and separately for certain of our operations, throughout this document.

We believe that, in addition to net profit, operating EBIT and operating EBITDA are useful financial performance measurements for assessing operating performance for our operations as they provide management and investors with an additional basis to evaluate our profitability. Operating EBIT and operating EBITDA are reported to and used by our senior management to evaluate the performance of our operations and for other required or discretionary purposes, such as allocating resources, reporting to investors and as a significant component when measuring performance under employee incentive programs. Operating EBIT and operating EBITDA are not defined terms under either Australian GAAP or U.S. GAAP. Our definition of operating EBIT consists of net profit, including share of profits of associates, before related income tax, net interest expense, and individually significant items. Our definition of operating EBITDA is operating EBIT before depreciation and amortization (excluding amortization of prepaid slotting allowances).

Under Australian GAAP and U.S. GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. Individually significant items generally arise from non-operating activities or non-recurring restructuring and other charges which significantly affect the earnings of our operations. We exclude individually significant items from operating EBIT and operating EBITDA because we believe they are non-recurring in nature and will not be reflected in the future earnings from our operations. Additionally, our management excludes these items when evaluating the operating performance of our businesses and allocating resources. In evaluating these measurements, we believe that investors should consider how operating EBIT and operating EBITDA compare to net profit for the period.

On a consolidated basis we also believe that, in addition to cash flow from operating activities, EBITDA is a useful liquidity measurement, as it provides management, investors and lenders with an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. In evaluating these measurements, we believe that investors should consider the amount by which this measurement exceeds borrowing costs for the period, how this measurement compares to principal repayments on debt for the period and how this measurement compares to capital expenditures for the period. To evaluate this measurement, the components of EBITDA, including total operating revenue, costs of goods sold and selling, general and administration expenses, and the variability of these components over time, should also be considered.

Our method of calculating operating EBITDA and operating EBIT may differ from the methods used by other companies and, as a result, the measurements disclosed herein may not be comparable to other similarly titled measurements disclosed by other companies. EBITDA and operating EBITDA, as disclosed in this document, will not necessarily be the same as the amounts calculated for purposes of the agreements governing our senior and senior subordinated indebtedness.

We include the following components in our calculation of EBITDA and operating EBITDA using Australian GAAP and U.S. GAAP financial data as set out below:

Components based on Australian GAAP financial data

- Net profit; plus
- Income tax expenses/(benefit); plus
- Net interest expense; plus
- Depreciation and amortization (excluding prepaid slotting allowances)

= EBITDA calculated using Australian GAAP

Adjustments:

- plus, individually significant (gain)/loss

= Operating EBITDA calculated using Australian GAAP

Components based on U.S. GAAP financial data

- Australian GAAP net profit; plus
- Adjustment required to comply with U.S. GAAP

= Net profit calculated using U.S. GAAP

Add:

- Income tax expense/(benefit); and
- Net interest expense which consists of:
  - derivative financial instruments;
  - borrowing costs;
  - amortized discount on debt including the senior subordinated notes due 2011 and 7.5% Notes; and
  - interest income; and
- Depreciation and amortization

= EBITDA calculated using U.S. GAAP

Adjustments:

- plus, individually significant (gain)/loss

= Operating EBITDA calculated using U.S. GAAP

Depreciation and amortization expense and the other items excluded from EBITDA, operating EBITDA and operating EBIT are significant components in understanding and assessing our liquidity and financial performance. However, these measures should not be construed as alternatives to net profit under Australian GAAP or U.S. GAAP as an indicator of our operating performance, or to cash flows from operating activities under Australian GAAP or U.S. GAAP as a measure of liquidity or our ability to meet all our cash needs.

The tables below reconcile net profit to operating EBIT and operating EBITDA and cash flows from operating activities to EBITDA. The historical data for fiscal 1999 through 2002 presented does not reflect our acquisition of Goodman Fielder, which we gained effective control of on March 19, 2003.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY BUSINESS SEGMENT — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2003											
Net Profit											$170.0
Income tax expense											8.6
Net interest expense											156.8
EBIT	$72.8	$9.2	$30.5	$33.4	$145.9	$58.2	$(20.3)	$7.4	$5.0	$139.2	$335.4
Less: Individually significant items[(1)]	-	3.3	-	(6.6)	(3.3)	-	36.6	8.3	3.8	(158.1)	(112.7)
Operating EBIT	$72.8	$12.5	$30.5	$26.8	$142.6	$58.2	$16.3	$15.7	$8.8	$(18.9)	$222.7
Depreciation and amortization	17.1	13.0	13.1	9.0	52.2	6.6	30.1	10.9	6.9	1.6	108.3
Operating EBITDA	$89.9	$25.5	$43.6	$35.8	$194.8	$64.8	$46.4	$26.6	$15.7	$(17.3)	$331.0

(1) The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of our terminals business, an A$10.9 million gain on the sale of our vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2002											
Net Profit											$146.2
Income tax expense/ (benefit)											(28.6)
Net interest expense											65.9
EBIT	$58.4	$26.8	$33.6	$21.1	$139.9	$44.6	$-	$-	$18.9	$(19.9)	183.5
Less: Individually significant items[(1)]	25.1	-	-	-	25.1	10.1	-	-	-	-	35.2
Operating EBIT	$83.5	$26.8	$33.6	$21.1	$165.0	$54.7	$-	$-	$18.9	$(19.9)	$218.7
Depreciation and amortization	22.1	12.1	11.4	8.4	54.0	7.5	-	-	10.4	0.6	72.5
Operating EBITDA	$105.6	$38.9	$45.0	$29.5	$219.0	$62.2	$-	$-	$29.3	$(19.3)	$291.2

(1) The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closure costs and a write-down of the carrying amount of plant and machinery in respect of our Oakland, California yeast plant.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY BUSINESS SEGMENT — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA (CONTINUED)

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2001											
Net Profit											$88.5
Income tax expense											12.1
Net interest expense											82.8
EBIT	$69.1	$21.4	$32.5	$21.6	$144.6	$33.3	$-	$-	$21.0	$(15.5)	$183.4
Less: Individually significant items	-	-	-	-	-	-	-	-	-	-	-
Operating EBIT	$69.1	$21.4	$32.5	$21.6	$144.6	$33.3	$-	$-	$21.0	$(15.5)	$183.4
Depreciation and amortization	24.0	15.4	10.3	8.4	58.1	8.0	-	-	10.0	0.4	76.5
Operating EBITDA	$93.1	$36.8	$42.8	$30.0	$202.7	$41.3	$-	$-	$31.0	$(15.1)	$259.9

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2000											
Net Profit											$82.2
Income tax expense											14.4
Net interest expense											81.0
EBIT	$41.0	$21.7	$28.7	$18.4	$109.8	$71.4	$-	$-	$17.0	$(20.6)	$177.6
Less: Individually significant items(1)	24.9	2.6	-	0.2	27.7	(38.0)	-	-	5.1	-	(5.2)
Operating EBIT	$65.9	$24.3	$28.7	$18.6	$137.5	$33.4	$-	$-	$22.1	$(20.6)	$172.4
Depreciation and amortization	20.3	15.8	9.6	7.5	53.2	7.7	-	-	9.7	0.4	71.0
Operating EBITDA	$86.2	$40.1	$38.3	$26.1	$190.7	$41.1	$-	$-	$31.8	$(20.2)	$243.4

(1) The individually significant gain of A$5.2 million in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying value of certain non-current assets.

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 1999											
Net Profit											$65.9
Income tax expense											18.3
Net interest expense											101.5
EBIT	$67.7	$28.1	$26.8	$11.2	$133.8	$30.4	$-	$-	$28.8	$(7.3)	$185.7
Less: Individually significant items(1)	-	-	-	(0.4)	(0.4)	(0.3)			(6.5)	(7.5)	(14.7)
Operating EBIT	$67.7	$28.1	$26.8	$10.8	$133.4	$30.1	$-	$-	$22.3	$(14.8)	$171.0
Depreciation and amortization	20.7	16.8	10.3	6.1	53.9	7.7	-	-	8.8	0.5	70.9
Operating EBITDA	$88.4	$44.9	$37.1	$16.9	$187.3	$37.8	$-	$-	$31.1	$(14.3)	$241.9

(1) The individually significant items in the fiscal year ended June 30, 1999 include gains on the sale of non-core assets and businesses.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY GEOGRAPHIC REGION — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2003							
Net Profit							$170.0
Income tax expense							8.6
Net interest expense							156.8
EBIT	$134.7	$9.2	$30.5	$21.8	$196.2	$139.2	$335.4
Less: Individually significant items(1)	-	3.3	-	42.1	45.4	(158.1)	(112.7)
Operating EBIT	$134.7	$12.5	$30.5	$63.9	$241.6	$(18.9)	$222.7
Depreciation and amortization	25.1	13.0	13.1	55.5	106.7	1.6	108.3
Operating EBITDA	$159.8	$25.5	$43.6	$119.4	$348.3	$(17.3)	$331.0

(1) The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of our terminals business, an A$10.9 million gain on the sale of our vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2002							
Net Profit							$146.2
Income tax expense / (benefit)							(28.6)
Net interest expense							65.9
EBIT	$113.9	$26.8	$33.6	$29.1	$203.4	$(19.9)	$183.5
Less: Individually significant items(1)	35.2	-	-	-	35.2	-	35.2
Operating EBIT	$149.1	$26.8	$33.6	$29.1	$238.6	$(19.9)	$218.7
Depreciation and amortization	33.6	12.1	11.4	14.8	71.9	0.6	72.5
Operating EBITDA	$182.7	$38.9	$45.0	$43.9	$310.5	$(19.3)	$291.2

(1) The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closure costs and a writedown of the carrying amount of plant and machinery in respect of our Oakland, California yeast plant.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY GEOGRAPHIC REGION — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA (CONTINUED)

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2001							
Net Profit							$88.5
Income tax expense							12.1
Net interest expense							82.8
EBIT	$111.9	$21.4	$32.5	$33.1	$198.9	$(15.5)	$183.4
Less: Individually significant items	-	-	-	-	-	-	-
Operating EBIT	$111.9	$21.4	$32.5	$33.1	$198.9	$(15.5)	$183.4
Depreciation and amortization	36.7	15.4	10.3	13.7	76.1	0.4	76.5
Operating EBITDA	$148.6	$36.8	$42.8	$46.8	$275.0	$(15.1)	$259.9

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2000							
Net Profit							$82.2
Income tax expense							14.4
Net interest expense							81.0
EBIT	$116.4	$21.7	$28.7	$31.4	$198.2	$(20.6)	$177.6
Less: Individually significant items[1]	(13.4)	8.0	-	0.2	(5.2)	-	(5.2)
Operating EBIT	$103.0	$29.7	$28.7	$31.6	$193.0	$(20.6)	$172.4
Depreciation and amortization	32.4	15.8	9.6	12.8	70.6	0.4	71.0
Operating EBITDA	$135.4	$45.5	$38.3	$44.4	$263.6	$(20.2)	$243.4

(1) The individually significant gain of A$5.2 million in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying value of certain non-current assets.

RECONCILIATION OF NET PROFIT TO OPERATING EBIT AND OPERATING EBITDA CALCULATED USING U.S. GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,		
	2001	2002	2003
		(A$ million)	
Net Profit	93.5	15.0	257.2
Income tax expense/(benefit)	(15.1)	11.3	13.3
Net interest expense	102.4	75.8	165.8
EBIT	180.8	102.1	436.3
Add back/(deduct) individually significant items[(1)]	—	125.5	(182.2)
Operating EBIT	180.8	227.6	254.1
Depreciation and amortization	72.9	64.3	72.4
Operating EBITDA	253.7	291.9	326.5

(1) For the fiscal year ended June 30, 2002, individually significant items of A$125.5 million includes a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant, and a loss on the extinguishment of debt as determined under U.S. GAAP.

For the fiscal year ended June 30, 2003, the net individually significant gain of A$182.2 million represents gains on the sale of our terminals business, our vinegar business, a gain on the sale of land in South Yarra, Australia and an unrealized foreign exchange gain on the translation to the period end rate of a portion of our U.S. dollar denominated borrowings. These gains were partially offset by a write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO EBITDA CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,		
	2001	2002	2003
	(A$ million)		
Cash flow from operating activities	118.4	213.1	201.5
Add/(less):			
Individually significant items[1]	-	(35.2)	112.7
Net profit/(loss) on sale of non-current assets	0.5	(2.0)	11.3
Equity earnings from associates, net of dividends received	3.8	(5.2)	(1.6)
Borrowing costs paid, net of interest received	82.2	56.7	87.3
Income taxes paid	9.9	16.6	54.2
Slotting allowances paid, net of amortization	16.3	(0.5)	(12.9)
Outside equity interests	(2.0)	(3.3)	(4.3)
Changes in working capital and other assets and liabilities	30.8	15.8	(4.5)
EBITDA	259.9	256.0	443.7

(1) The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against receivables and prepaid slotting allowances following the filing for bankruptcy by Kmart Corporation, a major customer, of A$10.1 million and a provision for closing costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million.

The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of our terminals business, an A$10.9 million gain on the sale of our vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO EBITDA CALCULATED USING U.S. GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,		
	2001	2002	2003
	(A$ million)		
Cash flow from operating activities	118.4	213.1	201.5
Add/(less):			
Individually significant items[1]	-	(125.5)	182.2
Net profit/(loss) on sale of non-current assets	0.5	(2.0)	11.3
Equity earnings from associates, net of dividends received	4.3	(7.4)	(5.8)
Borrowing costs paid, net of interest received	82.2	56.7	87.3
Income taxes paid	9.9	16.6	54.2
Slotting allowances paid, net of amortization	16.3	(0.5)	(12.9)
Outside equity interests	(2.0)	(3.3)	(4.3)
Changes in working capital and other assets and liabilities	24.1	18.7	(4.8)
EBITDA	253.7	166.4	508.7

(1) For the fiscal year ended June 30, 2002, individually significant items of A$125.5 million includes a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant, and a loss on the extinguishment of debt as determined under U.S. GAAP.

For the fiscal year ended June 30, 2003, the net individually significant gain of A$182.2 million represents gains on the sale of our terminals business, our vinegar business, a gain on the sale of land in South Yarra, Australia and an unrealized foreign exchange gain on the translation to the period end rate of a portion of our U.S. dollar denominated borrowings. These gains were partially offset by a write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

Risk Factors

Our significant debt levels may affect the way we carry on our business in the future and have other adverse effects on us.

We currently have a significant amount of debt. As of November 30, 2003, we had total debt of approximately A$2,818.9 million, which represented approximately 82.5% of our total capitalization.

The material consequences of having significant debt levels are as follows:

- we will need to use a substantial portion of our cash from operating activities to pay principal and interest on our debt, which will reduce the amount of our cash flow available to fund working capital and capital expenditures, as well as research and development efforts necessary to maintain our competitive advantages and market position;
- our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures needed to address these changes;
- adverse economic or industry conditions are more likely to have a negative effect on our business because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;
- we may be at a competitive disadvantage to our competitors that have relatively less debt and have more cash flow available to devote to capital expenditures, research and development and other strategic purposes;
- our ability to obtain further financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited because of the restrictions contained in our debt agreements and our existing levels of debt; and
- our ability to make acquisitions, develop new technologies and products and take advantage of significant business opportunities may be negatively affected if we need to obtain the consent of our lenders to take any such action or if, because of our existing debt levels, we are not able to obtain additional financing for these opportunities.

If our cash flow and capital resources are not sufficient to make principal and interest payments on our debt and fund our working capital and other business needs, which may result from industry specific or general economic conditions or other events that are beyond our control, we could be forced to:

- reduce or delay scheduled capital expenditures or forgo other business opportunities;
- sell material assets or operations;
- obtain additional capital;
- restructure or refinance our debt; or
- undertake other protective measures.

Some of these transactions could occur at times or on terms that are disadvantageous to us. Our incurrence of additional debt, as is permitted in our secured senior funding agreements, the indenture for our senior notes due 2010, the indenture for our senior subordinated notes due 2011, the indenture for our senior subordinated notes due 2012 and the trust deed and terms for our New Zealand subordinated capital notes will increase the leverage risks discussed above.

On January 30, 2003, Moody's Investors Service downgraded the rating on our senior subordinated notes due 2012 from "B2" to "B3," with a negative outlook. On January 31, 2003, Standard & Poor's Ratings Services downgraded the rating on our senior subordinated notes due 2012 from "B" to "B2," with a negative outlook. These ratings, which also apply to our senior subordinated notes due 2011, were assigned primarily as a result of our planned acquisition of Goodman Fielder and the additional indebtedness we planned to incur to finance this acquisition. Further, Standard & Poor's indicated that our ratings could be further downgraded by one notch if we successfully acquired Goodman Fielder. On June 26, 2003, Standard & Poor's removed our ratings from its CreditWatch listing. On June 17, 2003, Moody's assigned a "B2" rating to our senior notes due 2010.

Our credit ratings could change. Any additional downgrade by either Moody's or Standard & Poor's could adversely affect our financial condition and our business operations by increasing our costs for, or limiting or preventing us from securing, additional financing if required by future business or liquidity needs.

We may not be able to generate sufficient cash to satisfy our existing and future debt obligations.

Our ability to pay the required interest and principal payments on our debt depends on the future performance of our business which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. The majority of our outstanding senior debt will mature and be payable prior to the maturity of the senior notes and, accordingly, must be repaid prior to the maturity of the notes. In connection with our acquisition of Goodman Fielder we entered into new secured senior term and revolving loan agreements replacing our former senior secured term and revolving loan facility. Our new secured senior term and revolving loan agreements consist of:

- a A$1.3 billion Term A secured senior term loan facility maturing in December 2007;
- a A$100.0 million secured senior revolving loan facility maturing in December 2007; and
- a U.S.$270.0 million Term B secured senior term loan facility maturing in April 2009.

In February 2003, we issued U.S.$210.0 million of our senior subordinated notes due 2011, and in June 2003 we issued U.S.$100.0 million of our senior notes due 2010, in each case to qualified institutional investors in reliance on the exemption from registration provided by Rule 144A under, and to certain persons in offshore transactions in reliance on Regulation S of, the Securities Act. We commenced an underwritten offering in New Zealand of up to NZ$250.0 million of New Zealand subordinated capital notes on May 5, 2003. As of the closing date of the offer on June 27, 2003, we had issued NZ$212.5 million of these capital notes all of which mature prior to the maturity of the senior notes.

Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Our business may not generate sufficient cash flow from operations, and we may not realize our currently anticipated revenues, cost savings and operating performance. In addition, we may not have sufficient future borrowings available to us to enable us to pay our debt, including amounts outstanding under our financing arrangements, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may attempt to restructure or refinance our debt or seek additional equity capital or we may be required to sell assets. These financing transactions could occur at times or on terms that are disadvantageous to us. Because a significant proportion of our assets are pledged as security to the lenders under our secured senior term and revolving loan agreements, we may not be able to restructure or refinance our debt on satisfactory terms.

Despite our current debt levels, we may be able to incur substantially more debt, which could increase the risks described above.

We may be able to incur substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing the notes and the agreements that govern our other indebtedness, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. In addition, our secured senior financing arrangements permit revolving borrowings of up to A$100.0 million, subject to specific requirements including compliance with financial covenants. As of December 12, 2003, there is no aggregate principal amount outstanding under this revolving facility. To the extent any new debt is added to our current debt levels, the substantial leverage risks described above would increase.

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial ratios in our secured senior financing arrangements, the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011, and our senior notes due 2010 and the trust deed and terms of our New Zealand subordinated capital notes. The amount of indebtedness that we can incur will vary as a result of changes in our earnings, cash flows, and ratios to be achieved and other results. As of November 30, 2003, the maximum amount of additional indebtedness that we could have incurred, while remaining in compliance with the agreements governing our secured senior financing arrangements, the indentures governing our senior subordinated notes due 2012 , our senior subordinated notes due 2011, and our senior notes due 2010, and the trust deed and terms of our New Zealand subordinated capital notes, would have been approximately A$381.9 million.

Our inability to comply with the debt covenants contained in the indentures for the notes and in our other debt agreements could lead to an acceleration of our debt and possibly bankruptcy.

The indentures for the notes and our other debt agreements contain a number of significant covenants that limit our ability to:

- incur or guarantee additional indebtedness;
- pay dividends or make distributions on, or redeem or repurchase, our capital stock or subordinated indebtedness;
- make other restricted payments, including investments;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- create liens;
- enter into sale/leaseback transactions;
- enter into arrangements that restrict dividends from subsidiaries;
- enter into transactions with affiliates; and
- enter into acquisitions, mergers or consolidations.

In addition, our secured senior financing arrangements, our unsecured senior financing arrangements, our senior subordinated financing arrangements and our subordinated financing arrangements require us to maintain or meet, in connection with any incurrence of debt, certain financial tests, some of which will become more restrictive over time. These restrictions could limit our ability to raise additional debt, make needed capital expenditures, withstand any future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise, all of which could lead to declines in our earnings and cash flow. Changes in economic or business conditions, our cash flow or results of operations or other factors could make us unable to comply with these covenants and cause us to default under our debt agreements. A default under any of our debt instruments could result in acceleration of our debt and possibly bankruptcy.

Our international operations subject us to risks inherent in doing business on an international level.

We may not be able to manage or overcome the risks related to or arising from operating in international markets and across national boundaries. We maintain significant operations in the United States, Canada, Argentina, Brazil, China, Australia, Germany, and New Zealand among other countries. These countries represented approximately 33%, 3%, 5%, 3%, 3%, 30%, 5% and 10% respectively, of our operating revenue for the year ended June 30, 2003. In addition, we anticipate increased revenue in our Latin American operations, including Brazil, due to our recent acquisition of Fleischmann's yeast and industrial bakery ingredients business in Latin America and increased revenue in Australia and New Zealand due to our recent acquisition of Goodman Fielder.

On a pro forma basis, after taking into account our acquisition of Goodman Fielder and the disposal by Goodman Fielder of its milling and ingredients businesses, Australia and New Zealand represent approximately 47% and 17% of operating revenue for the year ended June 30, 2003, respectively. On a pro forma basis, our operations in the United States, Canada, Argentina, Brazil, China and Germany represent approximately 18%, 1%, 3%, 2%, 1% and 3%, respectively, of operating revenue for the year ended June 30, 2003.

We have 114 production facilities, including one under construction, in 28 countries around the world. The following are what we believe to be the material risks inherent in doing business on an international level:

- economic and political instability;
- restrictions on the transfer of funds in or out of the countries in which we operate;
- international incidents and military outbreaks;
- foreign currency fluctuations;
- changes in the laws and policies of the countries in which we manufacture or sell our products;
- work stoppages;
- changes in export controls or import duties;
- trade restrictions; and
- transportation delays.

Our businesses in a country where these issues arise may suffer declines in sales revenues, experience increased costs, be unable to meet customer product needs or obtain a sufficient workforce to conduct their operations. We may be delayed, incur costs in, or be prohibited from transferring cash from any country experiencing these types of problems. For example, under current exchange controls in Argentina, certain transfers by Argentinian companies of funds outside Argentina, including, for example, payments of principal of and interest on loans, dividends and distributions, are subject to the Argentinian Central Bank's prior authorization. On February 5, 2003, the Venezuelan Central Bank and Ministry of Finance entered into an exchange agreement providing that certain debt owed to entities outside of Venezuela or transfers of funds to or from Venezuela, including, for example, payments of principal of and interest on loans, dividends and distributions by Venezuelan companies, are subject to registration with the Venezuelan Foreign Currency Administration Commission and its prior authorization. In addition, and as we have experienced in Argentina, we may experience declines in our earnings as a result of currency exchange rate fluctuations. See "Operating and Financial Review and Prospects — Impact of Foreign Exchange Rate Movements and Governmental Policies".

Fluctuations in the exchange rate of the Australian dollar against the U.S. dollar and other currencies could have a material adverse effect on our reported results of operations and financial condition.

Although a large percentage of our revenue historically has been generated in the United States, we manufacture in 28 countries around the world. For the fiscal year ended June 30, 2003, approximately 36.8% of our operating revenue was denominated in currencies other than U.S. dollars or Australian dollars.

Our consolidated financial statements are reported in Australian dollars. Accordingly, we are exposed to risks from fluctuations in foreign exchange rates. The financial condition and results of operations of our subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which they are located and then, as required, translated into Australian dollars for inclusion in our consolidated financial statements. Fluctuations in the exchange rates of the relevant domestic currency against the Australian dollar can adversely affect, and have adversely affected, our results of operations and financial condition. A depreciation of the Australian dollar against the U.S. dollar would increase our debt levels, while an appreciation of the Australian dollar against the U.S. dollar would decrease our net profits. See "Operating and Financial Review and Prospects — Impact of Foreign Exchange Rate Movements and Governmental Policies". Exchange rate fluctuations have caused, and probably will continue to cause, significant fluctuations in our reported earnings and cash flow and debt levels. These fluctuations may negatively affect our ability to comply with the financial ratios in our debt agreements and affect our ability to make payments of principal and interest on our indebtedness and limit our ability to incur additional indebtedness, when due.

Where possible, we borrow in the same countries and currencies as we locate our assets and generate our cash flows, creating a natural hedge. These hedges or strategies may not be effective in limiting or eliminating the possible adverse effects of foreign currency fluctuations. Our increased indebtedness incurred in connection with our acquisition of Goodman Fielder and the issuance of our senior notes due 2010 have significantly increased our U.S. dollar denominated debt and adversely affected our natural hedge with respect to assets and liabilities denominated in U.S. dollars and made it less effective. See "Operating and Financial Review and Prospects - Impact of Foreign Exchange Rate Movements and Governmental Policies" and "Quantitative and Qualitative Disclosures about Market Risk - Market Risk Factors - Foreign Currency Exchange Rate Risk" for additional information.

Our businesses are highly competitive and aggressive pricing or promotional strategies by our competitors could cause us to lose market share, or experience a decline in revenue or increase in costs.

We operate in highly competitive businesses. We face strong competition from global, regional and local yeast producers in our yeast markets. USA Yeast, a new regional, single plant competitor, has established operations in the North American yeast market, which we project might result in a decrease in the earnings of our U.S. yeast business for the fiscal year beginning July 1, 2003 of approximately U.S.$5 million to U.S.$10 million . In our herbs and spices business, we compete with McCormick & Co. Inc., which has a significantly larger share of the North American herbs and spices market than we do, and a number of other, smaller suppliers. In certain regions, such as Turkey, where we produce and sell yeast, we have experienced aggressive competition on the basis of price.

Goodman Fielder's businesses face competition from large international food companies, such as George Weston Foods, a wholly-owned subsidiary of Associated British Foods, plc, in its baking business, Kellogg Company in its breakfast cereals and nutritious snacks businesses, Kraft Foods Inc. and H.J. Heinz Company in its salad dressing business, and Unilever in its margarines and edible oils businesses. Goodman Fielder operates in markets in which consumers are price conscious and there is a low level of brand loyalty, and Goodman Fielder's bread, breakfast cereal and margarine and edible oils businesses have, in the past, experienced aggressive competition on the basis of price.

If existing competitors or new entrants in one or more of the businesses or regions in which we operate adopt aggressive pricing or promotional strategies, then we could experience:

- a decline in our revenues in that business or region if we lower our sales prices to compete, or a decline in sales volume because of competitors' lower prices; or
- increased costs if we are required to adopt similar promotional strategies to maintain our pricing or volume levels.

Our response to aggressive pricing or promotional strategies of competitors differs from business to business and region to region. However, in any of these circumstances, our net profit and cash flow from operations could decline. See "Information on the Company – Business Description" for additional information regarding our competitors.

The loss of certain major customers could cause us to experience a decline in revenues and operating results.

In our herbs and spices business, our six largest customers accounted for approximately 50% of our total herbs and spices sales in the fiscal year ended June 30, 2003. We may not be able to maintain our relationships with these customers or continue to supply these customers at current levels. The loss of, or a substantial decrease in the amount of sales to, one or more of these large customers could cause a decline in the revenues and operating results of our herbs and spices business.

On an annualized basis, Goodman Fielder's two largest customers, both of which are supermarket operators in Australia, each represent approximately 10% of our consolidated revenue from the sale of goods. We may not be able to maintain our relationships with these customers or continue to supply these customers at current levels. The loss of, or a substantial decrease in the amount of sales to, either or both of these large customers could have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

Supermarkets could reduce Goodman Fielder's profit margins by exerting downward pressure on supply contract prices, increasing the number of "own label" brands for sale at the expense of our products or failing to award supply contracts through competitive tender processes to us.

Some of Goodman Fielder's largest customers are supermarket operators who have, in the past, been able to exert downward pressure on the prices at which products, including our products, are supplied to them, and these customers may continue to do so in the future. Any such downward pressure would have a negative effect on the profit margins we could expect on these products. In addition, supermarkets strongly promote their "own label" products in a number of product categories, including bread. Any growth in "own label" products carried by supermarkets will likely be at the expense of our products, which may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

Goodman Fielder is a major supplier of these "own label" products to supermarkets, and these "own label" products tend to be sold at prices lower than equivalent Goodman Fielder label products, leading to lower profit margins for Goodman Fielder. Frequently, these supply contracts for "own label" products are offered through a competitive tender process. If Goodman Fielder fails to obtain these contracts through this competitive tender process, it may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

The loss of, or price increases in, certain sources of supply of raw materials could cause us to experience reduced sales volume and lower profit margins.

Our production operations depend upon obtaining adequate supplies of raw materials on a timely basis. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the cost of raw materials increases significantly. In addition, from time to time, suppliers may extend lead times, limit supplies or otherwise increase prices of raw materials due to capacity constraints or other factors. For example, molasses, which is the primary raw material for yeast production and represents approximately 40% of the cost of producing yeast, is a by-product in the processing of sugar. In recent years, the supply of molasses in North America has been contracting as a result of increased sugar extraction rates by sugar mills and the consolidation of existing sugar suppliers. Although molasses has typically been priced and supplied on a region-by-region basis, we believe that continued consolidation in the sugar industry, which results in less price competition among our molasses suppliers, and more efficient refinement of sugar, which results in molasses containing fewer fermentable sugars, could have an adverse effect on the availability, price and quality of molasses.

We may not be able to pass on any increase in the price of molasses to those yeast customers who have fixed the price at which they purchase our yeast for the duration of their contracts with us. Although the sales volumes in our yeast business are directly related to bread production, a staple food, we do experience the effects of price sensitivity with our customers. Some of our fresh yeast customers, typically smaller bakeries, will shift their yeast purchases from fresh yeast to dry yeast if the price of fresh yeast increases above certain levels relative to dry yeast. This can affect us in markets where we face strong competition from dry yeast producers. Black pepper is the main ingredient used in our herbs and spices business. We seek to pass on any increases in price to our customers; however, where we have fixed the price at which our customers purchase our herbs and spices, these increases cannot be passed on immediately.

Wheat represents approximately 89% of the cost of production of flour, a key ingredient in the production of bread. Goodman Fielder has experienced material increases in the price of flour as a result of the recent drought in Australia, and similar adverse weather conditions in other significant wheat producing markets could have an adverse effect on the global price of wheat. We may not be able to immediately pass on any increase in the price of wheat to customers in our bread production business. In addition, Goodman Fielder's edible oils business imports approximately 42% of oils required in this business. Any unfavorable fluctuations in exchange rates could have an adverse effect on this business by increasing our cost of production and, where these costs cannot be immediately passed on to customers, decreasing profit margins.

We may not always be able to obtain raw materials when or where we need them for our business operations, which could lead to reduced sales volumes, lower profit margins and possibly customer relations issues. We also may not be able to pass on all price increases in raw materials to our customers, or we may experience delays in our ability to pass on these increased costs. A significant increase in raw material pricing, which is not offset by product price increases, would negatively impact our profit margins in the affected business operation or region.

We may not be able to maintain production efficiency or avoid production difficulties, which could cause us to lose customers and future revenue, and to experience reduced profitability.

Our production processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. See "Information on the Company – Business Description" and "Information on the Company - Technology and Intellectual Property". Impurities or other problems with raw materials or the production process can lower yields. Our production efficiency will be an important factor in our future profitability and we may not be able to maintain or increase production efficiency to the same extent as our competitors.

If we experience production problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, production capacity constraints, the process involved in upgrading or expanding existing production facilities, changing our process technologies or the closure of a significant production facility, we may not be able to meet the product needs of our customers in one or more business segments or regions, and we could suffer a loss of customers and future revenues, which could lead to reduced profitability.

If our products become contaminated, we may be subject to product recalls or other liabilities which could cause us to incur additional costs or otherwise adversely affect us.

We take all reasonable precautions to ensure that our products are free from contamination. However, in the event that contamination of our products occurs, it may lead to business interruption, product recalls or liabilities to our customers, which may have an adverse effect on our business, reputation, prospects, financial condition and results of operations. In the 2002 fiscal year, we incurred costs relating to a dry yeast recall in Asia Pacific. In addition, Goodman Fielder has in the past incurred similar costs and may do so in the future. Although we maintain insurance policies against certain of these risks, in the event contamination occurs, we may not be able to enforce our rights in respect of these policies and any amounts that we do recover may not be sufficient to offset any damages we may suffer.

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others infringing our intellectual property rights. Infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. Goodman Fielder has in the past resolved conflicts regarding intellectual property through both legal action and negotiated settlements, none of which, we believe, has had a material impact on its business, financial condition and results of operations. Nevertheless, the actions we take to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights

in, or ownership of, trademarks and other intellectual property rights of ours, or in trademarks that are similar to ours or trademarks that we license and/or market, and we may not be able to successfully resolve these types of conflicts to our satisfaction.

Our business operations could be significantly disrupted if we lose members of our management team.

Our success depends to a significant degree upon the continued contributions of our management, including our executive officers and key employees, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. Most of our managers, including our chief executive officer, Thomas Degnan, have extensive experience critical to our business. The loss of their services could make it difficult for us to execute our business strategy and otherwise have a significant negative impact on our business.

Three of the members of the board of directors of Burns, Philp & Company Limited may have interests that differ from those of our securityholders because of their significant interests in our ordinary shares or participation in our management.

Burns Philp's board of directors has six members, including Thomas Degnan, our chief executive officer, and Graeme Hart, our deputy chairman. Mr. Hart has significant ownership interests in our stock, and Mr. Degnan is a member of our executive management. In addition, Bryce Murray, appointed to Burns Philp's board of directors in June 2003, is chief financial officer of Rank Group Limited. Rank Group is a private company through which Mr. Hart holds beneficial interests in our securities. The presence of a significant shareholder and an officer on Burns Philp's board of directors may increase the risk of conflicts of interest between Burns Philp's board members and our securityholders, as well as raise concerns about the ability of Burns Philp's board of directors to independently oversee our businesses and exercise independent judgement in discharging its duties. See "Directors, Senior Management and Employees".

Mr. Hart, through his ownership of our stock, has a substantial influence over the affairs of the Burns Philp Group. A disposition of our stock by Mr. Hart could have adverse consequences to us under our secured senior funding agreement.

As of November 28, 2003, Mr. Hart beneficially owned approximately 57.6% of our outstanding voting stock on a fully diluted basis, consisting of ownership of 53.7% of our presently issued ordinary shares and ownership of 67.4% of our outstanding converting preference shares. His ownership of our voting stock could prevent or delay an acquisition of the Burns Philp Group that is not satisfactory to him. In addition, Mr. Hart is deputy chairman of Burns Philp's board of directors. Mr. Hart, through his significant ownership interest in us, substantially influences our management and policies. We also have relationships with Mr. Hart's company under which we reimburse it for the salaries and travel and expenses of employees of his private company who perform services for us. Rank Group owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a foods group supplying a range of dairy products. A controlled entity of Goodman Fielder, Goodman Fielder New Zealand Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ$6 million per year. See "Major Shareholders and Related Party Transactions". Circumstances may occur in which the interests of Mr. Hart, as an equity investor, could be in conflict with the interests of our securityholders.

If Mr. Hart or certain of his affiliates or family members cease to beneficially own at least 35% of our stock on a fully diluted basis and be our largest single shareholder, or group of shareholders, the lenders holding at least two-thirds of the aggregate principal amount outstanding under our Term A loan secured senior funding agreement are entitled, in accordance with the terms of that agreement, to demand prepayment in full, and the lenders holding at least a majority of the aggregate principal amount outstanding under our Term B secured senior loan facility, are entitled, in accordance with the terms of that agreement, to demand prepayment in full. In addition, the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011 and our senior notes due 2010, contain provisions requiring that we offer to purchase the notes issued thereunder at 101% of their respective principal amounts, plus accrued and unpaid interest, upon a change of control, and we would be in default under these indentures if we are unable to consummate these offers or if our senior secured indebtedness were to be accelerated. As of June 30, 2003, we had approximately A$1,726.1 million of indebtedness outstanding under our secured senior financing arrangements, approximately A$149.9 million in respect of the senior notes due 2010, approximately A$899.4 million of senior subordinated notes, consisting of our senior subordinated notes due 2011 and 2012, and other indebtedness outstanding that we expect would be in default if our senior indebtedness were accelerated. We may not be able to repay or refinance any of this indebtedness in the event of a prepayment demand by our lenders. Any such prepayment demand arising as a result of these events would have a material adverse effect on our financial condition and could possibly lead to bankruptcy.

We may not be able to consummate future acquisitions and certain consequences of acquisitions which we do complete may adversely affect us.

We plan to continue to pursue strategic acquisitions and investments that will expand our yeast and bakery ingredients businesses and our activity in the food and non-alcoholic beverage industry generally. We may not be able to identify or complete additional acquisitions or investments or, if we do and they are consummated, we may not realize any anticipated benefits from such acquisitions or investments. We may pursue additional acquisitions and investments in areas of the food and non-alcoholic beverage sector outside our core businesses where our knowledge and expertise may be lower. In addition, we may not be able to obtain financing and, depending on the terms of additional acquisitions or investments, any financing could be restricted by the terms of our secured senior indebtedness, and the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011 and our senior notes due 2010. We are also required to comply with the covenants under our secured senior indebtedness to be permitted to make acquisitions and, if we cannot comply with these covenants, or obtain the consents required under our secured senior indebtedness, we may not be able to make a particular acquisition. In addition, most of the agreements governing our other indebtedness also contain restrictions on certain investments. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. In addition, we may be required by regulatory authorities, in order to consummate a possible future acquisition, to divest part of our existing operations. Future acquisitions could result in the incurrence of additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets and increased capital expenditures, interest and other costs, any of which could have a material adverse effect on our financial condition and operating results by reducing our net profit or increasing our total liabilities, or both.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations, including those of Goodman Fielder, are subject to extensive federal, state, provincial, regional and local environmental laws and regulations relating to the protection of the environment and human health and safety, including those governing air emissions, water and wastewater discharges, noise and odor emissions and the management of, disposal of and exposure to hazardous materials. We could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of compliance with, violations of or liabilities under environmental laws or non-compliance with environmental permits applicable to our production facilities. For example, in a number of jurisdictions, we have been required to build effluent treatment plants to process the waste by-products resulting from yeast production at our manufacturing operations and to undertake other significant capital improvement projects as a result of these types of regulations. Laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

The nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to contamination at sites we currently or formerly owned or operated, including contamination caused by prior owners and operators, abutters or other parties, and the off-site disposal of hazardous materials. We may incur material costs in connection with such liabilities or claims. In addition, liabilities or claims may arise or be exacerbated by:

- amendments or enactments of environmental or health and safety legislation or regulations;
- a change in enforcement, administration or interpretation of existing or future laws or regulations; or
- a change in the amount of future expenditures which may be required to comply with these environmental or health and safety laws or regulations or to respond to environmental claims.

We may face difficulties in integrating the businesses of Goodman Fielder.

To achieve the anticipated benefits of the Goodman Fielder acquisition, we will need to continue the integration of the businesses of Goodman Fielder with our operations. We will face significant challenges in consolidating functions and integrating procedures, personnel, product lines and operations in an efficient and effective manner. The integration process will be complex and time consuming, may be disruptive to, and may cause an interruption of, or a loss of momentum in, the businesses as a result of a number of obstacles, such as:

- the loss of key employees or customers;
- the need to coordinate increasingly diverse organizations;
- difficulties in integrating administrative and other functions;
- the loss of key members of Goodman Fielder management following the acquisition; and
- the diversion of our management's attention from our day-to-day operations.

If we are not successful in integrating Goodman Fielder's businesses or if the integration takes longer than expected, we could be subject to significant costs and our business could be adversely affected.

Our acquisition of Goodman Fielder has significantly increased the size of our operations and the risks described in this report.

Our acquisition of Goodman Fielder has significantly increased the size of our operations and may intensify some of the other risks described in this annual report. There will also be additional risks associated with managing a significantly larger company, including, among other things, the application of company-wide controls. In connection with this acquisition, the rating agencies lowered our debt ratings in January 2003, which may increase our cost of financing and may impair our ability to obtain additional financing in the future. Standard & Poor's indicated that our ratings could be further downgraded by one notch following our acquisition of Goodman Fielder.

Goodman Fielder has given warranties and indemnities to the relevant purchasers in connection with its recent business disposals, which have not yet expired.

Goodman Fielder has disposed of a number of its businesses, including its milling business and its ingredients business segment, and has given warranties and indemnities to the relevant purchasers of these businesses in connection with these disposals. The time periods within which a claim can be brought under these warranty and indemnity provisions have not yet expired and we have experienced a few claims under these indemnities, refer "Litigation and Regulatory Matters". If any material claims under these provisions are successfully brought against Goodman Fielder, it may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

INFORMATION ON THE COMPANY

History and Development of the Company

General

We are one of three global yeast producers and our primary focus in our yeast business is on the production of fresh yeast. We believe we have a leading position in the majority of the markets where we produce yeast, including North America, where we are a leading supplier of industrial and consumer yeast. In North America we market our consumer yeast under the *Fleischmann's* brand where, for the 52 week period ended November 15, 2003, our market share was approximately 64.4%. Yeast is a non-substitutable ingredient used in the production of bread. We produce fresh and dry yeast for supply to thousands of industrial bakeries around the world every day and packaged fresh and dry yeast for consumer use in at-home baking. In addition, we manufacture and distribute bakery ingredients and yeast extracts. We are the second largest supplier of herbs and spices to supermarkets in North America and market our brands under the *Durkee, Spice Islands* and *French's* brands, among others. Following our acquisition of Goodman Fielder, our operations also include the manufacture and sale of branded food products, including bread and baked goods, breakfast cereals, margarine, flour, and snack foods primarily in Australia and New Zealand.

Our operations have a global reach with 114 production facilities, including one facility currently under construction, across 28 countries and distribution networks which supply a large number of additional countries. Our businesses do not generally experience seasonality, except for our consumer yeast business and our herbs and spices business which experience some seasonality in sales around the Thanksgiving and Christmas period. Approximately one third of the sales of these two businesses are generated during the months of September, October and November.

For the fiscal year ended June 30, 2003, we generated operating revenue, operating EBITDA and operating EBIT of A$1,887.2 million, A$331.0 million and A$222.7 million, respectively. We present operating EBIT and operating EBITDA, on a consolidated basis and separately for certain parts of our operations throughout this section. For additional information regarding how we calculate these measures, why we present these measures, and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

For the year ended June 30, 2003, we derived approximately 42.6%, 18.5%, 24.6%, and 8.6% of our operating revenues from our yeast business, our herbs and spices business, our Goodman Fielder Australia business and our Goodman Fielder New Zealand business, respectively. Because we acquired Goodman Fielder on March 19, 2003, the results for our Goodman Fielder Australia and Goodman Fielder New Zealand businesses reflect revenues recognized subsequent to that date. Over the same period, approximately 36.0%, 8.7%, 10.1% and 45.2% of our operating revenue was generated in North America, Europe, Latin America and Asia Pacific, respectively.

We recently acquired Goodman Fielder, and provide more information about its operations in "Goodman Fielder Businesses" in this section of the document.

History

Burns, Philp & Company Limited was incorporated in the State of New South Wales in Australia on April 20, 1883 and, from its origins as a trading company, developed over 100 years into a large conglomerate with diverse business operations throughout Australia and the South Pacific region. It is limited by shares and is a public company listed on the Australian Stock Exchange. The Company operates under the Australian Corporations Act (2001).

Since the mid 1980s, our strategy has been to concentrate on the food industry by selling several non-core businesses and expanding into food businesses globally. In early 1997, we decided to focus on our global yeast and bakery ingredients businesses and started to dispose of most of our non-core assets. We restructured our management team and, as a result of a significant write-down in the asset value of our herbs and spices business, we undertook renegotiations of our senior debt and restructured our share capital.

Public Take-over Offer

We acquired effective control of Goodman Fielder on March 19, 2003 pursuant to our unsolicited offer for all the outstanding shares of Goodman Fielder that we did not already own. Our effective offer price for these shares was A$1.635 per ordinary share. We closed our offer on March 28, 2003, at which time we had acquired 93.7% of Goodman Fielder's outstanding ordinary shares and on June 12, 2003, we announced that we had acquired all of Goodman Fielder's outstanding shares following completion of a compulsory acquisition process.

Corporate Information

As of December 2003, our executive offices are located at Level 23, 56 Pitt Street, Sydney, NSW 2000, Australia. Our telephone number in Australia is +61 2 9259 1111. Our executive office in the United States is located at 240 Larkin Williams Industrial Court, Fenton, Missouri 63026. We have appointed CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011 as our agent for service of process.

Our Strengths

We believe that we possess the following strengths, which position us to maintain our growth and enhance our profitability:

- yeast is a non-substitutable ingredient used in the production of bread, an everyday staple food item
- stable end-markets
- significant position in the Australian and New Zealand consumer branded food markets
- significant position in global industrial yeast market
- significant position in North America consumer yeast
- focus on being low cost producer
- few large competitors in our yeast business
- strong market positions in rapidly growing Asian markets
- strong relationships with our broad base of established customers
- experience in consumer branded products
- track record in efficient capital management and cost control
- highly experienced management team

Business Strategy

We intend to pursue performance improvement and growth opportunities in yeast and other food and non-alcoholic beverage businesses through organic growth and through acquisitions. Our business strategy emphasizes the following key elements:

- maintain our market position
- optimize plant configuration
- expand participation in dry yeast export market
- expand plants in high growth markets and pursue new plant opportunities
- pursue selective acquisitions and investments
- improve performance in herbs and spices
- maximize efficiency of funds invested
- reduce our cost base and increase performance
- improve margins in low growth markets

Business Overview

Segment Revenues

The following tables, including the notes thereto, summarize our operating revenues by industry segment and by geographic segments by region. This information should be read together with the information presented above in "Key Information - Selected Historical Consolidated Financial Data".

DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	Fiscal Year Ended June 30,		
	2001	2002	2003
Statement of Financial Performance Data:	(A$ million)		
Operating revenue[1]			
Revenue from sale of goods:			
Yeast and bakery ingredients:			
North America	$340.7	$349.7	$305.0
Europe	144.7	163.5	163.7
Latin America	223.8	167.4	191.4
Asia Pacific	135.8	142.3	143.7
Total yeast and bakery ingredients	845.0	822.9	803.8
Herbs and spices	387.4	381.9	348.4
Goodman Fielder Australia	-	-	464.9
Goodman Fielder New Zealand	-	-	161.8
Other	93.6	88.0	101.3
Total revenue from sale of goods	$1,326.0	$1,292.8	$1,880.2
Revenue from rendering of services	30.7	29.9	7.0
Total operating revenue	$1,356.7	$1,322.7	$1,887.2

	Fiscal Year Ended June 30,					
	2001		2002		2003	
By Geographic Segment	(A$ million, except percentages)					
Operating revenue[1]						
North America	$817.0	60.2%	$816.2	61.7%	$678.9	36.0%
Europe	144.7	10.7	163.5	12.4	163.7	8.7
Latin America	223.8	16.5	167.4	12.7	191.4	10.1
Asia Pacific	171.2	12.6	175.6	13.2	853.2	45.2
Total operating revenue	$1,356.7	100.0%	$1,322.7	100.0%	$1,887.2	100.0%

(1) Operating revenue consists of revenue from sale of goods and revenue from rendering of services.

Business Description

Yeast and Bakery Ingredients Business

We believe we are one of the largest fresh yeast producers in the world and a leading supplier of fresh yeast in North America, which we regard as consisting of the United States and Canada. We operate 33 yeast plants, in 23 countries with one plant under construction. The majority of our yeast plants produce fresh yeast and some produce dry yeast for distribution in local markets and for export.

As yeast production is a complex process, requiring the technology and industry expertise to identify and reproduce specific strains of yeast, to de-water and dry cream yeast to make block yeast and dry yeast and to ensure our packaging preserves the condition of our product, all our production facilities have a quality control laboratory staffed by qualified chemists or biologists. In each of our facilities, we maintain costly, stainless steel tanks, pumps and blowers and, in some of our facilities, we use automated manufacturing processes. We are required to maintain a food-grade standard level of cleanliness, often called "clean in place", a critical element to ensure the quality of our yeast strains. In addition, we maintain a central technical and development facility that provides technical support and training across our yeast business. See "Information on the Company - Technology and Intellectual Property".

We manufacture various types of yeast extracts at two plants, one in Hamburg, Germany and the other in Hutchinson, Minnesota. We also supply some dry yeast to the specialty wine and health food markets.

We also produce and distribute bakery ingredients, particularly in fragmented markets where bakers value relationships with suppliers that are able to meet the bulk of their ingredient needs. These markets include Latin America and Asia, where we supply products such as dough conditioners, leaveners, fats and oils. We operate five bakery ingredients plants in five countries.

North America

We believe we are a leading producer of yeast in North America and we are the largest consumer yeast producer in North America. We sell our yeast products in North America under the *Fleischmann's* brand name.

In North America, our yeast business generated operating revenue of A$305.0 million for fiscal 2003.

Industrial Yeast

We believe we are a leading producer of industrial yeast in North America. In the North American industrial yeast market we supply fresh yeast, in cream, block or crumbled form, to a relatively small number of large-plant bakeries. In addition, we supply fresh yeast, in block or crumbled form, and dry yeast to smaller bakeries and to the food service industry, including fast food chains and restaurants.

We typically supply our cream yeast to the large-plant bakeries under annually renewable contracts. These contractual arrangements are generally negotiated directly by our own sales force. Our cream yeast is generally delivered to the large-plant bakeries using refrigerated tanker trucks. These tanker trucks are owned and operated by independent third parties, although we retain the risk in respect of the product during transportation, a risk for which we maintain insurance. Large-plant bakeries usually have cream yeast receiving systems, which are on-site storage systems that are integrated into the bakeries' production processes and are frequently supplied and financed by yeast producers like ourselves. We supply yeast to smaller bakeries either directly or through independent distributors acting on our behalf, who generally purchase the yeast from us to resell for their own account. Our dry yeast does not require refrigeration and has a much longer shelf life than cream yeast. We transport dry yeast to our customers by trucks, which are owned and operated by independent third parties and, in most markets, we retain the risk in respect of the product during transportation. We maintain insurance to cover this risk.

Our major competitors in the North American industrial yeast market are Red Star Yeast, wholly owned by Lesaffre, and Lallemand, a privately owned Canadian company whose activities are primarily confined to North America. We and our two major competitors are of a broadly similar size and are capable of supplying the full range of yeast products to bakeries anywhere within North America. Recently, USA Yeast, a new, single plant regional yeast producer, established operations in the North American market.

In addition to yeast, we produce a range of bakery ingredients products, such as dough conditioners, mould inhibitors, leaveners and other baking related ingredients. Generally, these products are supplied to the same bakery customers and complement our yeast products. Our bakery ingredients products are marketed under the *Benchmate* brand name.

We operate three yeast plants in North America. These are located in Memphis, Tennessee, Calgary, Alberta and LaSalle, Quebec. In addition, our range of bakery ingredients is produced at our plant in Greenville, Texas.

We have taken significant steps to rationalize our portfolio of yeast plants in recent years in order to maintain our competitive position as a low cost producer of yeast. In April 2001, we closed our yeast plant in Gastonia, North Carolina, with its production transferred to our lower-cost LaSalle plant. In May 2002, we closed our high-cost Oakland, California plant. Production of fresh yeast formerly carried out by our Oakland plant has been transferred to LaSalle and LaSalle's production of dry yeast has been reduced, with the shortfall being supplied by our dry yeast plants in Portugal and Brazil.

Consumer Yeast

In North America we sell our consumer yeast under the *Fleischmann's* brand name where, for the 52 week period ended November 15, 2003, our market share was approximately 64.4%. Our major competitor in the consumer yeast market is Lesaffre and together we are the principal suppliers of yeast to the North American consumer market.

Our major customers are the supermarket chains. Due to our significant market share, we have product offerings in almost every supermarket and, in many of those supermarkets, *Fleischmann's* is the only brand of yeast available. We negotiate contractual arrangements with the supermarkets directly and utilize brokers to stock supermarket shelf space on our behalf.

Our consumer yeast products are manufactured and packaged at our plant in LaSalle, Quebec and distributed through independent distributors by trailer truck. In most markets, we retain the risk in respect of the product during transportation. We maintain insurance to cover this risk.

Europe

Yeast

We believe we are among the largest producers of yeast in Europe. We produce and supply fresh yeast to a diverse set of bakery customers ranging from a small number of large-plant bakeries to several thousand smaller bakeries. While Europe remains a predominantly fresh yeast market, the proportion of fresh yeast sold in the form of cream yeast is lower than that of North America due to the smaller number of large-plant bakeries.

Our European yeast business generated operating revenue of A$163.7 million in fiscal 2003.

We currently distribute our yeast to ten countries in Europe. These consist of the six countries in which we have production facilities, namely England, Germany, Portugal, Ireland, Spain and Turkey, as well as Belgium, France, Luxembourg and the Netherlands, where we do not have production facilities. Our operations in England and Ireland are joint ventures with local partners. Competition throughout Europe varies from country to country. In general, we compete throughout Europe with Lesaffre and Royal DSM. In particular countries, however, we also compete with local yeast producers such as Pakmaya and Akmaya in Turkey and Geigold and Aroussen in Germany.

The greater number and diversity in size of bakeries in Europe influences the nature of our distribution system. For example, while we deliver cream yeast directly to some customers by tanker trucks owned by third parties, as in North America, we place a greater reliance in Europe on third party distributors, who generally purchase our product to resell for their own account, to supply our yeast to smaller bakeries. Where we use third-party tanker trucks, we retain the risk in respect of the product during transportation and maintain insurance to cover this risk. In many cases, we have contractual arrangements with distributors to ensure a supply channel to smaller bakeries. Where we use distributors, risk and title are transferred when the yeast is delivered.

Our yeast drying plant in Portugal was commissioned in October 2001 and, together with our dry yeast production facilities in Brazil, Vietnam and China, has provided the basis for our strategy to grow our share in the global dry yeast market.

Yeast Extracts

We are one of the few large producers of yeast extracts in the world. Yeast extracts are used as a natural savory food flavoring for the food industry or as growth media for the pharmaceutical and fermentation industries.

We produce various types of yeast extracts from our plants located in Hamburg, Germany and Hutchinson, Minnesota. At Hutchinson, we produce a form of yeast extract known as torula yeast, sold under the brand names *Pure Culture Products* and *Provesta*. Torula yeast is used as a food flavoring input primarily in the production of soups and processed meat products in North America.

Our Hamburg plant produces extracts for use as both food flavorings and growth media. These products are sold worldwide under the *Ohly* brand, with a major part of the sales being made in Europe. Our largest customer in Europe uses yeast extracts as a growth media for the production of pharmaceuticals. This requires us to produce a yeast extract to very exact specifications and with high standards of quality control. Our work with this customer has resulted in us forming a close long term relationship which we believe will form the basis of our growth in this aspect of the yeast extracts business in the future.

Although our yeast extracts business is managed by our European yeast management team, revenues and operating EBITDA for yeast extracts manufactured at our Hamburg plant and for our yeast extracts manufactured at our Hutchinson plant are accounted for in our European yeast operations and our North American yeast operations, respectively.

Latin America

We believe we are one of the largest producers of fresh yeast in Latin America. The yeast markets in Latin America are quite different from those in North America. The customer base primarily consists of thousands of small bakeries. We estimate that in our two largest markets in Latin America, Argentina and Brazil, there are over 15,000 and over 45,000 bakeries, respectively. In these markets, we believe having access to an efficient and reliable distribution network is key to the ability to sell yeast. Consequently, we supply our yeast to distributors who supply these products to the bakeries. Generally, these distributors purchase our product to resell for their own account. Upon delivery of our yeast to these distributors, risk in and usually title to, the yeast passes to them.

Within Latin America, we operate in Argentina, Brazil, Uruguay and Chile. Following our acquisition on October 31, 2002 of Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International, we also operate in Columbia, Peru and Ecuador, and have trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua. Our Latin American yeast business generated operating revenue of A$191.4 million for fiscal 2003.

Argentina

We believe we are one of the largest producers of yeast in Argentina. In Argentina, we operate primarily in three product segments: fresh and dry yeast and bakery ingredients, edible fats, and oils and margarines. Products in each of these segments are sold under our *Calsa* brand name, a brand name which has high recognition among bakers. Our ability to offer a wide range of bakery input products under a well recognized brand name is particularly beneficial in our attracting and retaining distributors, providing us with a key competitive advantage in this market. Within Argentina, we operate one yeast plant and one edible fats and oils plant.

Our yeast competitors in Argentina are Lesaffre, Royal DSM and Levapan S.A., a regional producer based in Colombia. Our major competitor in fats, oils and margarines is Danica.

We have experienced a reduction in our sales volumes as a result of the economic downturn in Argentina. The volume declines in yeast have been less than those in fats, oils and margarines, which are used in more discretionary products such as cookies, cakes and pastries. To reduce the impact of the current economic difficulties in Argentina, we have implemented and continue to undertake numerous initiatives to maintain our profitability. These include, for example, managing our cost base by transferring production to and expanding low cost plants, closing high cost plants, reducing staff and management personnel numbers, raising prices to recover input cost increases and reducing our working capital investment.

Brazil

We believe we are one of the largest producers of yeast in Brazil and have grown our market position significantly since commissioning our plant in the Sao Paulo region in 1996. There are a number of other yeast producers in the Brazilian market including Itaiquara, Levapan, Lesaffre and Royal DSM. Currently we are experiencing relatively low yeast prices and profitability in Brazil.

We operate in Brazil from our Sao Paulo plant where we produce fresh and dry yeast. Our market position has grown as a result of our low cost, high quality product and the deterioration of the Brazilian exchange rate, which has increased sales of locally produced dry yeast compared to imported product. A large proportion of the dry yeast we produce in Brazil is exported to markets in Africa, the Middle East and North America.

As a result of our acquisition in October 2002, from Kraft Foods International, Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have two additional plants in Brazil, one located at Petropolis and another located at Jundiai. In June 2003, we closed our Petropolis plant.

Uruguay and Chile

We also operate yeast and bakery ingredients businesses in Uruguay and Chile. Our Chilean operations are conducted through a joint venture.

Colombia, Peru and Ecuador

As a result of our acquisition in October 2002, from Kraft Foods International, Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have operations in Colombia, Peru and Ecuador and additional plants in Palmira, Colombia, Callao, Peru and Duran, Ecuador. In addition to these countries, we also have trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua.

Asia Pacific

We believe we are one of the leading producers of yeast in the Asia Pacific market. We now hold leading market positions across the eight countries in which we operate and have been acquiring and constructing yeast plants for over 20 years in the Asia Pacific region. As the Asia Pacific markets grow, we will seek to maintain these leading positions through ongoing investment to improve our capacity. Since 1997, we have constructed new plants in Vietnam and China, expanded several existing plants, including those in China, Indonesia, the Philippines and Vietnam and acquired additional yeast operations in India. We are currently involved in the construction of a new joint venture plant in Pakistan, and have recently entered into a joint venture agreement for the construction of a new yeast plant in the Xianjiang province in China.

Our Asia Pacific business generated operating revenue of A$143.7 million for fiscal 2003. We currently produce both fresh and dry yeast to meet the requirements of the Asia Pacific markets. The market in Asia is primarily a dry yeast market where the customers are predominantly smaller independent bakeries. We anticipate that as infrastructures develop, bakers will increase their use of fresh yeast and we will be well positioned to benefit from developing fresh yeast opportunities.

Competition in the region varies by country. In general, we compete against imported dry yeast supplied by Lesaffre and Royal DSM, together with a number of small local producers specific to each market.

We operate in China, Vietnam, Indonesia, Malaysia and the Philippines through joint venture agreements with local partners. We believe these agreements provide us with local knowledge and access to distribution networks and customers. In China, we typically partner with a local government organization that often also has an interest in the local sugar mill which provides us with secure and reliable access to our key raw ingredient, molasses.

Within the Asia Pacific region, we have yeast production operations in China, Malaysia, Indonesia, the Philippines, Vietnam, India, Australia and New Zealand. We produce bakery ingredients from plants located in China, India, Vietnam, Malaysia, Indonesia, the Philippines and New Zealand. We also operate a yeast and bakery ingredients distribution business in Sri Lanka, with product supplied from our Indian business. In addition to the local markets in which we operate, we supply dry yeast produced in Australia, China and Vietnam to many export markets, including Russia, Japan, Laos, Cambodia, Thailand and the Middle East.

Following our acquisition of Goodman Fielder, Goodman Fielder's International business has been merged into the Yeast Asia Pacific business because of its similar distribution channels and customers. Prior to this, the division had a total of 25 manufacturing sites in Papua New Guinea, Fiji, New Caledonia, the Solomon Islands and China, as well as an interest in two edible oil joint ventures in Indonesia and China. In Fiji and Papua New Guinea, the division's products have strong market shares in the margarine, snacks and feed categories. In Fiji, the division's products also have the leading market position in the processed chicken category.

The business also manages the export of Goodman Fielder Australia's and Goodman Fielder New Zealand's manufactured products to over 25 countries. These products include margarine and oils, and extruded and salty snacks. For the year ended June 2003, the operating results of the Goodman Fielder International businesses have been included in the "Other" business segment.

Herbs and Spices Business

We believe we are the second largest manufacturer and distributor of herbs and spices in North America. Our business is involved in the manufacture, distribution and marketing of herbs, spices, dry sauce mixes and gravies, cake decoration products and related items in North America.

Our herbs and spices business generated A$348.4 million of operating revenue for fiscal 2003. We market our products under several brand names which we own, including *Spice Islands, Durkee, Tone's, Trader's Choice, Dec-A-Cake* and one brand name, *French's*, which we market under a license. These brand names range from a top-shelf gourmet line to a low-price value line to meet the needs of all types of consumers.

Our operations are focused on the provision of these products to the retail and food service channels. Within the retail channel, we supply product primarily to supermarkets, grocery stores and club stores. Often, when we sell our products to the retail channel, we pay slotting expenses to the retailer for shelf space. In some cases we also engage brokers to carry out in store presentations for which we pay the brokers a commission, consisting of a small percentage of the sales. We are not involved to any material degree in the provision of bulk herbs and spices to industrial food manufacturers.

Our major retail customers are the supermarket chains, accounting for approximately 51% of our operating revenue, and the club stores, which contributed approximately 30% of our revenue for the year ended June 30, 2003. Sales to the foodservice channel, for on-sale to restaurants and catering institutions, account for approximately 18% of our operating revenue. All of our products are distributed by trailer trucks owned by third parties directly to our customers' retail outlets or distribution centers. We retain the risk in respect of the product during transportation and maintain insurance to cover this risk.

Our major competitor is McCormick & Co. Inc. There are also a number of smaller regional competitors such as The C.F. Sauer Company and Morton & Bassett Spices. Our business operates from a single plant near Des Moines, Iowa. This plant, which has over 750,000 square feet of space, meets all the needs of our herbs and spices business including raw material storage, product processing, bottling and packaging, warehousing and distribution.

We also have some minor interests in the production and sourcing of herbs and spices through our wholly owned Indian subsidiary, Cochin Spices.

In 1997 after considering a divestiture of our herbs and spices business, we decided to undertake a significant restructuring. We are currently realizing profits and generating positive cash flows from the business. We continue to review our options for the herbs and spices business and examine the extent to which it is core to our overall strategy.

Goodman Fielder Businesses

Goodman Fielder manufactures and markets bread and breakfast cereals, edible oils, snack foods, meal components, such as pasta sauce, and food ingredients, and derived 64% of its sales revenues in the six months ended December 31, 2002 from its Australian operations, 21% of its sales revenues in the six months ended December 31, 2002 from its New Zealand operations and the remainder from its operations in Papua New Guinea, the South Pacific, Asia, Europe and North and Latin America.

Goodman Fielder's audited consolidated financial statements for its fiscal year ended June 30, 2002 and unaudited interim consolidated financial statements for the six months ended December 31, 2002 reflect certain businesses that have been sold by Goodman Fielder. On August 15, 2001, Goodman Fielder disposed of its international Germantown dairy stabilizers business for proceeds of A$197.4 million. On March 28, 2002, Goodman Fielder disposed of a portion of its Leiner Davis Gelatin business for proceeds of A$190.7 million. On April 4, 2003, Goodman Fielder disposed of the remaining portion of its Leiner Davis Gelatin business for proceeds of A$110.8 million which concluded the disposal of Goodman Fielder's ingredients business segment. On October 4, 2002, Goodman Fielder disposed of its Australian milling operations for proceeds of A$195.3 million.

For more information about Goodman Fielder's financial condition and results of operations, and the effects of the business combination with Goodman Fielder on our financial condition and results of operations, see Goodman Fielder's audited consolidated financial statements for the year ended June 30, 2002.

The following tables, including the notes thereto, summarize Goodman Fielder's operating revenues by industry segment and by geographic segments. This information should be read together with Goodman Fielder's audited consolidated financial statements for the year ended June 30, 2002.

	Fiscal Year Ended June 30,					
	2000		2001		2002	
	(A$ million, except percentages)					
By Business Segment						
Operating revenue[1]						
GF Consumer Foods	$905.4	28.9%	$828.9	27.1%	$846.6	28.6%
Baking Australia	716.3	22.8	772.8	25.2	765.6	25.9
GF Australia	1,612.7	51.7	1,601.7	52.3	1,612.2	54.5
GF New Zealand	476.1	15.2	486.6	15.9	511.4	17.3
International	319.6	10.2	306.4	10.0	297.3	10.0
Total continuing operations	$2,417.4	77.1%	$2,394.7	78.2%	$2,420.9	81.8%
Discontinued operations						
Milling Australia	285.0	9.1	260.3	8.5	268.0	9.1
Ingredients	398.2	12.7	407.5	13.3	268.6	9.1
Poultry[2]	35.7	1.1	—	—	—	—
Total operating revenue	$3,136.3	100.0%	$3,062.5	100.0%	$2,957.5	100.0%

	Fiscal Year Ended June 30,					
	2000		2001		2002	
	(A$ million, except percentages)					
By Geographic Segment						
Operating revenue[1]						
Australia	$2,130.5	67.9%	$1,966.6	64.2%	$1,952.3	66.0%
New Zealand	518.8	16.5	520.1	17.0	521.0	17.6
Other	487.0	15.6	575.8	18.8	484.2	16.4
Total operating revenue	$3,136.3	100.0%	$3,062.5	100.0%	$2,957.5	100.0%

(1) Operating revenue consists of revenue from sale of goods to third parties.

(2) Goodman Fielder's poultry business segment was sold in August 1999.

Reconciliation of Net Profit to Operating EBIT and Operating EBITDA by Business Segment

	Fiscal year ended June 30, 2002									
	Baking Australia	Consumer Foods	Goodman Fielder Australia (sub-total)	New Zealand	International	Milling Australia[4]	Ingredients[4]	Corporate	Consolidated Total
					(A$ million)				
Net profit									$162.4
Income tax expense									61.5
Net interest expense									52.0
EBIT	$27.0	$47.7	$74.7	$64.8	$14.7	$25.5	$126.1	$(29.9)	$275.9
Add/(deduct): Individually significant items[2]	28.1	32.2	60.3	3.2	3.9	—	(91.1)	1.8	(21.9)
Operating EBIT[1][3]	55.1	79.9	135.0	68.0	18.6	25.5	35.0	(28.1)	254.0
Depreciation and amortization	37.1	36.3	73.4	23.2	8.5	10.2	21.3	3.8	140.4
Operating EBITDA[3]	$92.2	$116.2	$208.4	$91.2	$27.1	$35.7	$56.3	$(24.3)	$394.4

(1) Operating EBIT is a term defined and used by us and consists of net profit, including share of profits from associates, before related income tax, net interest expense, and individually significant items. See "Non-GAAP Financial Measures". Prior to our acquisition, Goodman Fielder's equivalent measure was termed "trading result". However, "trading result" was not adjusted for outside equity interests, all of which has been allocated to the International business segment.

(2) For the fiscal year ended June 30, 2002, individually significant items of A$21.9 million include an A$91.1 million gain on the sale of a portion of Goodman Fielder's ingredients businesses, an A$1.4 million loss on the disposal of Asian operations and A$67.8 million in rationalization and restructuring costs and provisions.

(3) For additional information regarding how we calculate operating EBITDA and operating EBIT, why we present these measures and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

(4) Goodman Fielder has disposed of these businesses.

Business Description

Goodman Fielder Australia

Following our acquisition of Goodman Fielder, we have restructured the former Baking Australia and Consumer Foods business segments to form Goodman Fielder Australia.

Goodman Fielder Australia's baking business is the largest bread manufacturer in Australia, involving the manufacture of packaged bread and other baked goods, such as rolls, muffins and crumpets. Our product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets' in-store bakery operations. We also operate a complementary business producing bread improvers and crumbs and stuffings.

In the Australian bread market, Goodman Fielder Australia markets its products under widely Australian recognized brands such as *Buttercup, Helga's, Uncle Tobys* and *Wonder White*. The products sold to supermarkets include our branded products and housebrands. Housebrands is a term used to describe products that are contract manufactured on behalf of a supermarket and are packaged under the supermarket's own brand. The business' largest competitor in this market is George Weston, an Australian company which is owned by Associated British Foods, plc.

Goodman Fielder Australia manufactures and sells baked goods through numerous channels, including supermarkets, gas stations, dairies and home delivery. The largest of these channels is supermarkets, through which approximately 75% of its bakery products are sold.

Goodman Fielder Australia sources flour, its key input, from Allied Mills under long term volume and price contracts. Goodman Fielder previously owned Allied Mills, but sold the business in October 2002 at which time it entered into the long term contracts. Wheat remains the largest input cost in the production of flour, accounting for approximately 60% of the total cost.

Goodman Fielder Australia also manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. The business' range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads. These products are sold under well recognized Australian brand names, including *Meadow Lea, Uncle Tobys, White Wings*, and *Praise*.

Competition is generally limited to individual products rather than across the entire category group. Key competitors include Kellogg Company in breakfast cereal and nutritious snacks, Kraft Foods and H.J. Heinz in salad dressing, and Unilever in margarine and cooking oils.

Goodman Fielder Australia has a commercial foods services division which is a major supplier of bread, bakery ingredients, edible oils and fats, and other consumer products to a variety of customers including hospitals, prisons, universities, restaurants, in-store bakeries and other small food manufacturers. Customers are supplied directly and through distributors.

During the period from acquisition to June 30, 2003, Goodman Fielder Australia generated operating revenues of A$464.9 million.

Goodman Fielder New Zealand

Our Goodman Fielder New Zealand business is a fully integrated consumer goods business that manages all of our Goodman Fielder operations in New Zealand. These operations encompass the manufacture and marketing of salty nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary businesses.

We are a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland, New Zealand. We also produce a range of spreads, cooking oils, pourable dressings and meal solutions under well-known New Zealand brand names, including *Meadow Lea*. These products are sold both through retail channels and commercial channels.

We also manufacture flour, baking ingredients, packaged bread, sweet and savory baked products, pies and pastries. Other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes. These products are sold under the brand names *Bluebird, Diamond, Uncle Tobys*, and *White Wings*.

We conduct milling operations out of two mills, in Mt. Maunganui, New Zealand and Christchurch, New Zealand. From these mills, we sell approximately 45% of our flour production to Goodman Fielder's 12 bakeries located across New Zealand. The balance is sold to various customers, including retail outlets, in-store bakeries, the food service industry and external bakeries.

During the period from acquisition to June 30, 2003, Goodman Fielder New Zealand generated operating revenues of A$161.8 million.

International

Subsequent to June 30, 2003, Goodman Fielder's International business has been merged into our Yeast Asia-Pacific business. Prior to our acquisition of Goodman Fielder, Goodman Fielder's International business was responsible for the management of Goodman Fielder's local operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice cream and snack foods in a number of countries in that region. The business' operations in the Asia Pacific region have now been combined with Burns Philp's businesses in the same markets. Prior to this, the division had a total of 25 manufacturing sites in Papua New Guinea, Fiji, New Caledonia, the Solomon Islands and China, as well as interests in two edible oil joint ventures in Indonesia and China. In Fiji and Papua New Guinea, the division's products have strong market shares in the margarine, snacks and feed categories. In Fiji, the division's products also have strong market shares in the processed chicken category.

The business also manages the export of Goodman Fielder's Australian and New Zealand manufactured products to over 25 countries. The products it exports include margarine and oils, extruded and salty snacks, cereals and cereal based products, and dry grocery products.

The International business generated operating revenue of A$73.2 million during the period from acquisition to June 30, 2003.

Sales and Marketing

Our sales and marketing is primarily carried out on a decentralized basis in our various businesses throughout the world.

In our industrial yeast business, we negotiate directly with our customers, which include bakeries and distributors. Our sales of dry yeast to the large import markets of Africa and the Middle East are coordinated through a centralized sales and marketing office based in Europe. In our consumer yeast business we negotiate directly with supermarkets and use brokers to stock supermarket shelf space on our behalf.

In our herbs and spices business, we have a 45 person sales and marketing team. We also use a broker network with over 4,700 representatives for direct sales initiatives. For product promotions, we use a combination of consumer promotion, print advertising and point-of-sale merchandising.

Goodman Fielder currently operates separate sales and marketing functions in each of its business segments employing approximately 610 people, which includes approximately 500 people employed in the sales field operations.

Technology and Intellectual Property

Our technology and development department focuses on improving quality and productivity across our global yeast, yeast extracts and bakery ingredients businesses. It provides support in six main areas:

- the ongoing design, construction and commissioning of new yeast plants;
- design and selection of environmental control equipment, most particularly new effluent treatment plants;
- operational support including general process advice, fermentation and microbiological trouble shooting and testing know-how;
- process and trouble shooting advice with respect to environmental issues;
- provision of yeast seed cultures to operations; and
- development and introduction of new products and processes.

The Goodman Fielder consumer foods and bakery business engages in research and development projects to improve the quality of its products and the efficiencies of its processes. This results in the creation of proprietary technology and intellectual property in areas including:

- development of product and company brands, trademarks and logos;
- product and packaging designs;
- development of new materials for packaging and storing food;
- development of new or improved food ingredients; and
- development of new food manufacturing processes.

The technology we use in the manufacture of our yeast and bakery ingredients products is important to our business. None of this technology is patented. Although we own a number of patents, we do not consider any patent to be of such importance that its loss would materially affect us. The research and development projects engaged in by Goodman Fielder's consumer foods and bakery business are also very important and are the subject of confidentiality and know how agreements. Additionally, our intellectual property rights consist of a portfolio of trademarks. In connection with our yeast and bakery ingredients business, we own the *Fleischmann's* and *Benchmate* brand names in the United States and Canada, the *Mauri* brand name throughout Asia Pacific, Europe and Brazil, the *Calsa* brand name in Argentina, and the *Pure Culture Products, Provesta* and *Ohly* brand names in Europe and the United States. As a result of completing our acquisition from Kraft Foods International of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have acquired its *Fleischmann's* trademark for yeast and bakery ingredients in South and Central America. In connection with our herbs and spices business, we own the *Durkee, Spice Islands, Trader's Choice, Dec-A-Cake* and *Tone's* brand names. We also have a perpetual license to use the *French's* brand name in our herbs and spices business, subject to termination for failing to maintain certain sales minimums. In connection with Goodman Fielder's consumer foods and bakery business, we own the *Bluebird, Buttercup, Champion, Country Bake, Irvines, Leaning Tower, Meadow Lea, Mighty Soft, Pampas* and *Uncle Tobys* brand names. Goodman Fielder also has a license to use the *Vogels* brand name in its bread and bakery business in New Zealand.

We believe that we devote appropriate resources to the protection of our technology and intellectual property. The protective actions that we take, however, may not be enough to prevent misappropriation, unauthorized usage or imitation by others, which might cause us to incur significant litigation costs and could harm our competitive position, image or brands. Additionally, the laws of certain countries may not protect our technology and trademarks to the same extent as do the laws of the United States.

Environmental Matters

Our operations, including those of Goodman Fielder, are subject to extensive federal, state, provincial and local environmental laws and regulations, including those governing air emissions, water and wastewater discharges, noise and odor emissions, the management and disposal of hazardous materials, and the clean up of contaminated sites. In addition, we have incurred, and in the future may incur, liability under environmental statutes and regulations with respect to the contamination of sites we own or operate or have owned or operated (including contamination caused by prior owners and operators of such sites, abutters or other persons), and the off-site disposal of hazardous materials. We regard the management of environmental risks and compliance with environmental laws as a key business issue.

The following summarizes how we comply with the environmental rules and regulations that currently affect us.

Air Emissions

Our production of yeast generates certain air pollutants, including acetaldehyde, a volatile organic compound. In order to achieve and maintain compliance with environmental standards, we could either install pollution control technologies, such as biofiltration, or monitor and control the production processes, such as by optimizing the oxygen supply in the fermenter, to reduce emissions. Although our yeast production facilities have often achieved compliance with environmental standards through technical improvements in production processes, the enactment of a new air law in Germany may require our German facilities to install a new gas scrubber or to make improvements to the existing scrubber, if applicable. Production of yeast also generates occasional odor emissions from feed material or imbalances during the fermentation process. These are generally minor in nature, and in only a few situations air treatment systems are necessary. Yeast extract production produces greater odor emissions and we have either made changes to the materials used or installed air treatment systems at certain facilities to remove the odor.

Our herbs and spices operations result in the generation of organic particulates, nitrogen oxide from process boilers, and cryogenic milling emissions. We have obtained air permits from the requisite regulatory agencies, where necessary, for these emissions.

All the Goodman Fielder operations have low to medium emission outputs in terms of their impact on the environment and the quantity of any hazardous materials. For our larger Australian plants, combustion by-products and ethanol emissions, as well as sulphuric acid use, are reported into a publicly available database called the National Pollutant Inventory.

In bread bakeries and the snacks/cereals plants, the main air emissions are from the bread ovens. These emissions are the by-products of combustion (carbon dioxide, nitrous oxides, volatile organic material) and ethanol from the fermentation of the yeast in the bread dough. Unlike the United States, Australian and New Zealand bread does not have added sugar to assist fermentation, so ethanol levels are similar to European breads. Fermentation progresses by the action of enzymes on the wheat starches. Thus, emission control equipment for ethanol scrubbing and collection at Goodman Fielder bakeries is not required. Legislation for the collection of ethanol in Australia/New Zealand is not anticipated.

The main edible oil plant emissions are combustion by-products and a number of other non-toxic organic volatile gases from the refining of the edible oils to remove naturally occurring impurities.

Odors and noise issues continue to be an issue for all our businesses. Many of our sites have undertaken capital improvements to reduce odor and noise and community engagement projects to ensure our local community is involved with the site in management of any perceived or actual issues.

Only a few of our facilities are required to hold licenses with the local statutory authority for air emissions.

Wastewater Discharges

At some of our facilities, especially those involved in yeast production, process wastewater is generated that exceeds statutory and regulatory pollutant content limits for discharge into bodies of water or into the sewer system. As a result, we collect, treat, and/or store wastewater on-site in order to reduce the pollutant content to levels that are acceptable to regulatory agencies. Collection, treatment, and storage systems are facility-specific, depending on the volume and composition of the wastewater stream, the extent and type of treatment that is required, and the ultimate means of disposal. Where it is necessary to meet local regulations, we construct and operate wastewater treatment plants, most commonly biological treatment plants but also some chemical treatment processes. Additionally, we may change the raw materials and install additional engineering controls in order to change the content of the effluent stream. At certain Goodman Fielder facilities we have implemented procedures to ensure that our stormwater discharges do not exceed applicable thresholds. Furthermore, we have obtained the requisite permits to discharge, if such a permit is required by law. We have and will continue to have to expend funds to construct, improve and upgrade effluent treatment facilities and stormwater management systems for ongoing and future compliance.

Most of our Goodman Fielder plants have grease traps to collect minor waste matter before the surface waters leave a site as stormwater run-off. Our sites have actively segregated stormwater and process waters (trade waste) over the years. The larger plants pre-treat process waste water before discharging water to the sewer. The main methods are using Dissolved Air Flotation (DAF) process and chemical dosing (with acid or caustic soda) to ensure that the BOD (Biological Oxygen Demand), TFM (Total Fatty Matter), SS (Suspended Solids), pH and sulphate levels in our plants are compliant with local statutory authorities.

Most authorities are on active programs to reduce the permissible pollutants. Thus, capital investment over time can be foreseen to meet these ongoing requirements.

Additionally, we expect to expend funds to upgrade the potable water treatment systems at our German facilities in order to comply with newly enacted requirements.

Management and Disposal of Hazardous Materials

The production of yeast requires the storage of certain hazardous materials, such as ammonia, ammonium sulfate, phosphoric acid, nitric acid and sulfuric acid. There are statutory and regulatory requirements in some locations where we operate governing the storage of such materials in order to avoid inadvertent releases to the environment. Our materials are stored in accordance with applicable regulations governing such storage. We also maintain tanks that contain significant quantities of molasses, which is not a hazardous material. However, due to the large quantity of material involved and the potential environmental impact if there were a release, we have adopted appropriate spill response plans and containment measures to prevent off-site migration and/or soil pollution (including containment walls that surround the tanks) in the event of a spill. For our spice processing operations, we store liquid nitrogen in accordance with applicable requirements.

Our facilities generate small quantities of hazardous wastes (mostly solvents) and used oils. We dispose of such wastes in accordance with the governing statutory and regulatory requirements, including transferring such wastes to solid waste management contractors and/or to authorized recyclers for proper disposition.

Edible oil processing uses hazardous materials such as caustic soda, sulphuric acid, hydrochloric acid, diatomaceous earth, nitrogen, oxygen, hydrogen, platinum catalyst and liquid (compressed and very cold) ammonia. Vinegar production requires ethanol. Some bread bakeries use carbon dioxide for certain products. Chlorine gas is used in the milling of some white bread flours.

The storage and handling of these products and their work-in-progress products requires licensing in most areas we operate and is regulated by a number of external standards. Investment in structures for the retention of any spills from these storage tanks is required at our Australian vinegar plant. Other plant storage facilities are compliant at this time.

Monitoring of the quantity, cost and destination of waste from our plants is undertaken annually. Some wastes such as platinum catalyst and mineral oil drums waste are regulated for some plants in Australia.

Employee Health and Safety

We comply with statutory and regulatory requirements on training and protecting employees from certain chemical hazards. We provide training on notification, hazard communication, emergency response, spill prevention and containment. In addition, where required, we provide hearing protection equipment inside facilities in order to maintain acceptable decibel levels for employees.

We have allocated capital expenditure amounts for ongoing and future environmental compliance in a number of our operations. A particular focus of this is the improvement of effluent treatment facilities at our yeast manufacturing plants around the world.

We believe that there are no material instances of environmental non-compliance. We periodically experience a small number of minor environmental incidents, some of which have resulted in fines from regulatory authorities. In addition, wastewater discharges at some of our yeast manufacturing plants do not meet local standards. In these cases, action plans have been agreed upon with local regulatory authorities to address the issue.

We cannot assure you that the application or violation of environmental laws and requirements or the adoption of new laws and regulations will not have a material adverse effect on our operations, financial performance or prospects.

Litigation and Regulatory Matters

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003, which will be offset against the A$53.0 million now required to be paid to the Australian Taxation Office. On December 23, 2003, Goodman Fielder paid A$16.5 million to the Australian Taxation Office. The balance of A$16.5 million plus approximately A$0.3 million of interest is due to be paid on January 16, 2004. As of June 30, 2003, approximately A$33.0 million has been accrued in our consolidated statement of financial position.

On April 23, 2003, the Dutch Court of Appeal in the Hague held that a flour shipment supplied by Meneba B.V., a Dutch company sold by Goodman Fielder in 1997, was entitled to be rejected by the purchasers of that flour and that the purchasers were also entitled to be repaid the purchase price, accrued interest, additional damages and legal costs. Goodman Fielder Limited had agreed in April 1997 to indemnify Meneba for all damages, costs or expenses in connection with this dispute. Meneba has the right to appeal the decision of the Dutch Court of Appeal to the Dutch Supreme Court. However, it is not possible to do this until the present proceedings, as pending before the Court of Appeal in the Hague, have resulted in a final judgment of the Dutch Court of Appeal and only then can a further appeal (against both the interim appeal judgment of April 23, 2003 and the final appeal judgment yet to be given) can be lodged. On December 4, 2003, the plaintiff in the Dutch Court of Appeal proceedings (the purchasers of the flour) filed their Brief on Damages with the Court. The amount claimed by the plaintiffs in these proceedings as specified in their Brief on Damages is approximately U.S.$13.5 million (A$18.2 million). Meneba is required to file its Brief in Response to the plaintiffs' Brief on Damages on or before January 15, 2004. It is uncertain as to when a decision on the amount of damages will be made by the Dutch Court of Appeal, but it is not expected that a decision would be made before mid 2004. Management currently estimates that damages for the repayment of the purchase price, accrued interest, additional damages and legal costs will be less than the amount claimed by the plaintiffs' in their Brief on Damages. Goodman Fielder may also have liability with respect to separate proceedings to which Meneba is party before the Belgium Court of Cassation. These proceedings relate to an alleged breach of trademarks which were used on the flour sacks. The maximum potential liability of Meneba in these proceedings is U.S.$1.2 million (A$1.6 million). Therefore, it is not currently possible to estimate what impact, if any, the ultimate resolution of this matter would have on our results of operations, financial position or cash flows. In addition there is some uncertainty surrounding our indemnification liability to Meneba, and the amount of our ultimate liability may be more or less than the amount ultimately awarded by the Dutch Court of Appeal and the Belgium Court of Cassation.

Goodman Fielder has disposed of a number of its businesses, including its milling business and its ingredients business segment, and has given warranties and indemnities to the relevant purchasers of these businesses in connection with these disposals. The time periods within which a claim can be brought under these warranty and indemnity provisions have not yet expired. If any material claims under these provisions are successfully brought against Goodman Fielder, it may have an adverse effect on the business, financial condition and operations of Goodman Fielder and our consolidated businesses, financial condition and operations.

From time to time we are engaged in litigation and regulatory investigations arising in the ordinary course of our business. While any such litigation or investigation has an element of uncertainty, we do not believe that we are engaged in any legal proceedings which would be likely to have a material adverse effect on our financial condition or results of operations.

Organizational Structure

Burns Philp is a holding company that conducts its business operations through its subsidiaries.

Set forth below are Burns Philp's significant subsidiaries, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by Burns Philp.

Company Name	Country of Incorporation	Ownership and Voting Interest (%)
Burns Philp Inc.	United States	100
Tone Brothers, Inc.	United States	100
Burns Philp Food Inc.	United States	100
Burns Philp Capital (U.S.) Inc.	United States	100
BPCUS1 Inc.	United States	100
Burns Philp (U.K.) Plc	United Kingdom	100
Burns Philp Treasury (Europe) B.V.	Netherlands	100
Burns Philp Netherlands European Holdings B.V.	Netherlands	100
Burns Philp Overseas Holdings Limited	Australia	100
Burns Philp Food Overseas Holdings Limited	Australia	100
Burns Philp Treasury (Australia) Limited	Australia	100
Burns Philp Technology Pty Limited	Australia	100
Burns Philp Capital Pty Limited	Australia	100
BPC1 Pty Limited	Australia	100
Compania Argentina de Levaduras SAIC	Argentina	97
Goodman Fielder Pty Limited	Australia	100

Goodman Fielder Pty Limited , an indirect wholly owned subsidiary of Burns Philp, is a holding company and holds most of its assets in, and conducts most of its operations through, direct and indirect subsidiaries. Set forth below are Goodman Fielder's significant subsidiaries, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by Goodman Fielder Pty Limited.

Company Name	Country of Incorporation	Ownership and Voting Interest (%)
GF Australia Pty Limited	Australia	100
Mowbray Industries Pty Limited	Australia	100
Goodman Fielder Consumer Foods Pty Limited	Australia	100
GF Finance (N.Z.) Limited	New Zealand	100
GF Intertrade Limited	New Zealand	100
Goodman Fielder Milling & Baking Limited	New Zealand	100

The charts below set forth the selected corporate organization of Burns Philp. This chart is not a complete list of our subsidiaries. Note 29 to our audited consolidated financial statements fully discloses our controlled entities as of June 30, 2003.


Burns, Philp & Company Limited
Burns Philp Treasury (Australia) Limited
Burns Philp Capital Pty Limited
Burns Philp Capital [US] Inc. [USA]
Burns Philp Overseas Holdings Limited
Burns Philp Technology Pty Limited
Burns Philp Australia Pty Limited
BPC1 Pty Limited
Goodman Finance Limited [New Zealand]
Burns Philp Food Holdings Pty Limited
Burns Philp Treasury (Europe) BV [Netherlands]
Goodman Fielder Pty Limited(1)
Burns Philp (New Zealand) Limited [New Zealand]
Burns Philp Food Services Pty Ltd
Burns Philp Technology & Development Pty Limited
Burns Philp Camellia Pty Limited
Mauri Yeast Australia Pty Limited
New Zealand Food Industries Limited [New Zealand]
Burns Philp Food Overseas Holdings Limited
Mauri Fermentation China Pty Limited
Mauri Fermentation Indonesia Pty Limited
Mauri Fermentation Philippines Pty Limited
Burns Philp Food Properties Pty Ltd
Burns Philp Food Overseas Investment Pty Limited
Burns Philp (UK) Plc [UK]
Burns Philp Inc [USA]
Burns Philp South America Pty Limited
Mauri Fermentation Brazil Pty Ltd
Mauri Fermentation Argentina Pty Ltd
Indonesian Yeast Company Pty Limited
Burns Philp Netherlands European Hldgs BV [Netherlands]
BPCUSI Inc. [USA]
Burns Philp Food Inc [USA]
Burns Philp Food Limited [Canada]
Mauri Fermentation Chile Pty Limited
Sudamericana de Levaduras SA de Inversiones [Argentina]
Burns Philp Foods SA [Spain]
Tone Bros. Inc. [USA]
Mauri Fermentation India Pty Limited
Burns Philp Middle East Pty Limited
Mauri Fermentatio Malaysia Pty Limited
Mauri Fermentation Vietnam Pty Limited
Burns Philp Pakistan Pty Limited
Burns Philp Deutschland GmbH [Germany]
Greensted SA [Uruguay]
Levadura Uruguaya SA [Uruguay]
Flodden SA [Uruguay]
Burns Philp Ecuador SA [Ecuador]
Burns Philp Guatemala SA [Guatemala]
Burns Philp Peru SAC [Peru]
Burns Philp Venezuela SA [Venezuela]
Burns Philp Deutschland Export Nahrungsmittel - Vertriebsgesellschaft mbH [Germany]
Burns Philp Deutschland Gr. GmbH [Germany]
Deutsche Hefewerke GmbH [Germany]

(1) For corporate structure of Goodman Fielder Pty Limited refer to chart on the following page.


Goodman Fielder Pty Limited (2)
Fielder Gillespie Davis Finance Pty Limited
GF Finance Iinternational Pty Limited
GF Fresh Pty Limited
GF Trade Finance Pty Limited
GF Group Services Pty Limited
Goodman Fielder Field Operations Pty Limited
Provincial Traders Foods Pty Limited
Uncle Tobys Properties Pty Limited
G.F. Australia Pty Limited
ETA Foods Pty Limited
William Jackett & Son Pty Limited
Quality Bakers Australia Pty Limited
Country Bake Bakeries Pty Limited
Ernest Adams Australia Pty Limited
QBA Properties Pty Limited
Stuart Bakery Pty Limited
G F Defiance Pty Limited
G.F.D. Australia Pty Limited
Sunicrust Bakeries Pty Limited
BCW Hotplate Bakery Pty Limited
Mowbray Industries Pty Limited
Goodman Fielder Food Services Pty Limited
ML (WA) Export Pty Limited
Goodman Fielder International Pty Limited
GF Finance Pty Limited
The Uncle Toby's Company Pty Limited
G Wood Son And Company Pty Limited
Rochna Pty Limited
Goodman Fielder Customer Foods Pty Limited
NZ Margarine Holdings Limited (NZ)
Meadow Lea Foods Limited (NZ)
GF Finance (NZ) Limited (NZ)
Goodman Fielder Milling & Baking New Zealand Limited (NZ)
Goodman Fielder New Zealand Limited (NZ)
Quality Bakers New Zealand Limited (NZ)
Goodman Fielder Ingredients Pty Limited
Namregtown International Pty Limited
Gillespie Bros Holdings Pty Limited

(2) Goodman Fielder Pty Limited is a wholly owned entity of the Burns Philp Group.

Property, Plant and Equipment

Production Facilities

We currently own 114 facilities in 28 countries around the world, including our Lahore, Pakistan facility, which is currently under construction and not currently operational. Our facilities generally operate at a production rate of between approximately 3,300 tons per year and approximately 71,000 tons per year. We believe that our facilities, which are of varying ages and types of construction, are in generally good condition, and are suitable for their present use in our business. See "Operating and Financial Review and Prospects - Capital Expenditures and Commitments" for additional information as to our recent and anticipated capital expenditures relating to these facilities.

The following table sets forth the location of our key production facilities, all of which are owned by us unless otherwise stated.

Country	Location	Approximate square feet	Country	Location	Approximate square feet
Yeast					
Argentina	Tucuman	69,000	India	Calcutta	39,000
				Delhi	98,000
				Mumbai	75,000
Australia	Sydney	77,000		Chiplun	65,000
	Toowoomba	32,000	Indonesia	Bandung(2)	7,000
Brazil	Bauru	109,000		Jakarta(2)	10,000
			Malaysia	Kuala Lumpur(2)	43,000
	Jundiai	109,000	New Zealand	Auckland	78,000
Canada	Calgary	56,000	Pakistan	Lahore(1)(2)	32,000
	LaSalle	240,000	Peru	Callao	75,000
Chile	Valdivia(2)	50,000	Philippines	Iligan(2)	85,000
China	Harbin	81,000	Portugal	Setubal	50,000
	Hebei	48,000	Spain	Cordoba	48,000
	Yantai	94,000	Turkey	Bandirma	45,000
	Meishan(2)	63,000	Uruguay	Montevideo	70,000
Colombia	Palmira	252,000	United States	Memphis	73,000
Ecuador	Duran	42,000	Vietnam	La Nga	70,000
England	Hull(2)	39,000			
Germany	Nurnberg	71,000			
Ireland	Dublin(2)	16,000			
Yeast Extracts					
Germany	Hamburg	171,000			
United States	Hutchinson	36,000			
Bakery Ingredients			***Consumer Foods***		
Argentina	Lanus	110,000	Australia	Mascot	428,000
China	Panyu	6,000		West Footscray	673,000
India	Pune	21,000		Murrarie	1,261,000
Malaysia	Kuala Lumpur(2)	4,500		Bunbury	384,000
				Wahgunyah	580,000
United States	Greenville	64,000			
Herbs and Spices			New Zealand	Auckland	549,000
				Palmerston	111,000
United States	Des Moines	768,000			
India	Cochin	30,000			

Country	Location	Approximate square feet	Country	Location	Approximate square feet
Bakeries			New Zealand	Auckland	117,000
Australia	Canberra	40,000		Christchurch	75,000
	Greenacre	86,000		Dunedin	52,000
	Moorebank	300,000		Rotorua	38,000
	Dubbo	35,000		Hamilton	21,000
	Tamworth	35,000		Taranaki	22,000
	Unanderra	40,000		Oamaru	17,000
	Adelaide	60,000		Napier	28,000
	Hobart	60,000		Nelson	41,000
	Ballarat	60,000		Palmerston	41,000
	Wodonga	97,000		Wellington	45,000
	Clayton(4)	396,000			
	Darwin	26,000	***Milling***		
	Alice Springs	25,000	New Zealand	Mt. Maunganui	87,000
	Maroochydore	30,000		Christchurch	79,000
	Carina	215,000			
	Wacol	40,000			
	Townsville	20,000			
	Rockhampton	20,000			
	Burleigh Heads	54,000			
	Darwin	26,000			
	Malaga	180,000			
	Geelong	27,000			
	Mildura	30,000			
	Cairns(3)	30,000			

(1) Facility in the course of construction and not currently operational.

(2) Facilities in which we have an interest of 50% or less.

(3) Facilities held under lease.

(4) We own two bakeries at Clayton.

As of the date of this document, our yeast plants have a total annual production capacity of approximately 640,000 tons and are operating at approximately 84% of capacity. Our yeast extracts plants have a total production capacity of approximately 11,000 tons and are operating at approximately 71% of capacity. Our bakery ingredients plants have a total production capacity of 69,000 tons and are operating at approximately 52% of capacity. Our herbs and spices plants have a total production capacity of approximately 115,000 tons and are currently operating at approximately 50% of capacity. Our utilization rates at our facilities vary from a low of approximately 22% of capacity in our herbs and spices processing plant in Cochin, India to 100% of capacity.

As of the date of this document, our significant Goodman Fielder bakery plants in Australia have a total annual production capacity of approximately 1,288 million units of bread and bread related products and are operating at approximately 41% of capacity. Our Goodman Fielder edible fats and oil plants in Australia have a total annual production capacity of approximately 435,000 tonnes and are operating at approximately 76% of capacity. Our Goodman Fielder cereals and snacks plant in Australia has a total production capacity of approximately 88,000 tons and is operating at approximately 70% of capacity.

Our significant Goodman Fielder consumer food plants in New Zealand have an annual production capacity of approximately 149,000 tons and are operating at approximately 57% of capacity. Our Goodman Fielder bakery plants in New Zealand have a total annual production capacity of approximately 681.5 million units of bread and bread related products and are operating at approximately 45% of capacity. Our Goodman Fielder milling plants in New Zealand have an annual production capacity of approximately 265,000 tonnes and are operating at approximately 83% of capacity.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2001, 2002 and 2003 should be read in conjunction with our audited consolidated financial statements, including the notes thereto.

Our consolidated financial statements have been prepared in accordance with Australian GAAP, which differs in material respects from U.S. GAAP. Note 33 to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP for the periods and as of the dates presented. Note 42 to Goodman Fielder's audited consolidated financial statements, and Attachment C to Goodman Fielder's unaudited interim consolidated financial statements, provide additional disclosures required under U.S. GAAP and provide a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to the financial statements of Goodman Fielder. Our fiscal year ends on June 30. The fiscal year ended June 30, 2003 means the twelve months ended June 30, 2003 and is referred to as "fiscal 2003." Other fiscal years are referred to in a corresponding manner.

Introduction

History

Burns Philp was established in 1883 as a trading company in Australia and the South Pacific. Over the years, we evolved into a diversified group operating in many industries throughout the world. In the early 1980s, we acquired our first yeast company. Throughout the early and mid 1990s, we continued our involvement in a wide range of businesses but increased our interests in food companies.

In early 1997, we decided to focus on our global yeast and bakery ingredients businesses and began to sell our other assets. At the same time, our board of directors decided to restructure our management team. This included the hiring of a new chief executive officer, Thomas Degnan, who commenced employment in September 1997. At approximately the same time, Graeme Hart became our largest shareholder.

In September 1997, we recorded a significant write-down in the carrying value of our herbs and spices business when it became evident that the realizable value of this business was less than its carrying value in our financial statements. This write-down caused us to breach certain covenants in our outstanding senior debt facilities. We entered into standstill agreements with our senior lenders and renegotiated the terms of our outstanding senior debt.

August 2001 Refinancing

In August 2001, we refinanced our senior debt. We entered into a new five year secured senior loan facility consisting of a U.S.$425.0 million term loan facility and a U.S.$25.0 million revolving loan facility.

As part of the August 2001 refinancing, we raised approximately A$240.0 million of new equity in the form of converting preference shares, which we refer to as our CP Shares. Of this A$240.0 million of new equity, approximately A$107.0 million was raised through a renounceable rights issue and approximately A$130.0 million of CP Shares were issued as part of an offer to buy back our outstanding 7.5% Notes of approximately A$261.0 million. A$33.8 million of our 7.5% Notes had been redeemed previously and the redemption amounts were used to exercise our 2003 options. The remaining balance of the 7.5% Notes of A$5.3 million was redeemed for cash.

The holders of the 7.5% Notes who participated in the offer to buy back our A$261.0 million outstanding 7.5% Notes received consideration consisting of cash and CP Shares. Under Australian GAAP, the total consideration paid to redeem the 7.5% Notes was based on the cash paid and the issue price of the CP Shares of A$0.30 per share. The combination of the cash and the issue price of the CP Shares was equivalent to the carrying value of the 7.5% Notes redeemed as part of this buy-back offer and, as a result, no gain or loss was recognized upon redemption under Australian GAAP. As a result of this issuance of additional equity and repayment of our 7.5% Notes in August 2001, our interest costs for fiscal 2002 decreased as compared to fiscal 2001.

Under U.S. GAAP, the consideration paid to redeem the 7.5% Notes was based on the cash paid and the fair value of the CP Shares issued, as determined by quoted market prices. Consequently, under U.S. GAAP, a loss of A$90.3 million was recorded on the extinguishment of the 7.5% Notes in fiscal 2002.

Recent debt issuances and the financing for our acquisition of Goodman Fielder

In June 2002, we raised, before expenses, approximately U.S.$400.0 million through the issuance of our senior subordinated notes due 2012.

We financed our acquisition of Goodman Fielder's ordinary shares using our existing cash resources, which included approximately A$120.0 million received upon the exercise by entities associated with Mr. Hart of options for approximately 600.0 million of our ordinary shares, the proceeds of U.S.$210.0 million of our senior subordinated notes due 2011 issued on February 20, 2003, and the proceeds of our drawings under a secured senior share acquisition bridge facility and a subordinated capital notes bridge facility. We also repaid our former secured senior loan facility in March 2003 using a portion of the funds available under the secured senior share acquisition bridge loan facility. On January 16, 2003, we entered into a A$1.4 billion five year secured senior funding agreement, and on February 21, 2003, we entered into a U.S.$335.0 million six year secured senior term loan facility, of which U.S.$65.0 million has since been repaid. On April 4, 2003, we used a portion of the funds drawn down under these facilities to repay our secured senior share acquisition bridge facility.

On May 5, 2003, we commenced an underwritten offer in New Zealand of up to NZ$250.0 million of New Zealand subordinated capital notes. As of the closing date of the offer on June 27, 2003, we had issued NZ$212.5 million of New Zealand subordinated capital notes, a portion of the proceeds of which has been applied to repay our subordinated capital notes bridge facility in full.

In June 2003, we raised, before expenses, approximately U.S.$100.0 million through the issuance of our senior notes due 2010.

Our interest costs will increase substantially as a result of our incurrence of additional debt since June 1, 2002, including the incurrence of our secured senior debt and the issuance of our senior notes due 2010, our senior subordinated notes due 2011 and our New Zealand subordinated capital notes. See also "Risk Factors – Our significant debt levels may affect the way we carry on our business in the future and have other adverse effects on us" and "Risk Factors – Despite our current debt levels, we may be able to incur substantially more debt, which could increase the risks described above".

On January 30, 2003, Moody's Investors Service downgraded the rating on our senior subordinated notes due 2012 from "B2" to "B3," with a negative outlook. On January 31, 2003, Standard & Poor's Ratings Services downgraded the rating on our senior subordinated notes due 2012 from "B" to "B2," with a negative outlook. These ratings, which also apply to our senior subordinated notes due 2011, were assigned primarily as a result of our planned acquisition of Goodman Fielder and the additional indebtedness we planned to incur to finance this acquisition. Further, Standard & Poor's indicated that our ratings could be further downgraded by one notch if we successfully acquired Goodman Fielder. On June 26, 2003, Standard & Poor's removed our ratings from its CreditWatch listing. On June 17, 2003, Moody's assigned a "B2" rating to our senior notes due 2010.

Our credit ratings could change. Any additional downgrade by either Moody's or Standard & Poor's could adversely affect our financial condition and our business operations by increasing our costs for, or limiting or preventing us from securing, additional financing if required by future business or liquidity needs.

Goodman Fielder Acquisition

We acquired Goodman Fielder on March 19, 2003 and completed our compulsory acquisition of all Goodman Fielder's outstanding ordinary shares on June 12, 2003. The aggregate amount of the cost of the acquisition of Goodman Fielder's outstanding ordinary shares was approximately A$2.0 billion, which included the cost of acquiring all the outstanding options for Goodman Fielder's ordinary shares. In connection with the acquisition, we also repaid approximately A$300.0 million of Goodman Fielder's indebtedness, including repayment in full of Goodman Fielder's U.S.$200.0 million aggregate principal amount of senior notes due 2010.

Goodman Fielder manufactures and markets bread and breakfast cereals, edible oils, snack foods, meal components, such as pasta sauce, and food ingredients.

The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, which was the date we gained effective control of Goodman Fielder. Because of this acquisition and the other acquisitions and dispositions during fiscal 2003, our historical financial condition and results of operations will not be indicative of our future results. For more information about Goodman Fielder's financial condition and results of operations, see Goodman Fielder's audited consolidated financial statements, and Goodman Fielder's unaudited interim consolidated financial statements.

Fleischmann's Acquisition

On October 31, 2002, we acquired the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International for approximately A$197.9 million. The purchase price for this acquisition was increased by approximately A$2.2 million based on the working capital level of the business on the closing date of the acquisition. The acquisition was paid for from existing cash resources.

Business Strategy

Our business strategy emphasizes the following key elements:

- maintaining our market position;
- optimizing plant configuration;
- expanding our participation in dry yeast export markets;
- expanding our plants in high growth markets and pursuing new plant opportunities;
- pursuing selective acquisitions and investments;
- improving performance in our herbs and spices business;
- maximizing efficiency of funds invested;
- reducing our cost base and increase performance; and
- improving margins in low growth markets.

Our existing secured senior financing arrangements currently permit us to incur greater amounts of capital expenditures than our former secured senior financing arrangements, and allow us to acquire businesses in food ingredients, consumer branded food products or non-alcoholic beverage industries without the consent of our lenders, as long as we remain in compliance with the financial and other covenants contained in our secured senior financing arrangements. Depending on the circumstances at the time of an acquisition, we would fund such an acquisition using our cash reserves at the time of the acquisition, which may include proceeds from the issuance of the notes, drawings on our revolving loan facility, or external financing such as bank borrowings, or debt or equity securities issuances.

Our Businesses

Prior to our acquisition of Goodman Fielder, we operated in two main business segments:

- Yeast and Bakery, including industrial and consumer yeast and yeast extracts, and bakery ingredients; and
- Herbs and Spices.

Following our acquisition of Goodman Fielder, we operate in two additional main business segments:

- Goodman Fielder Australia (packaged bread; baked goods; breakfast cereals; snacks; cake mixes; flour; margarine; mayonnaise; dressing and spreads); and
- Goodman Fielder New Zealand (salty and nutritious snacks; spreads and oils; loaf bread; baked goods; frozen meals and flour).

In addition, our "Other" businesses segment consists of our former vinegar and terminals businesses, which we disposed of on October 9, 2002 and September 18, 2002, respectively, and Goodman Fielder International operations in the South Pacific and Asia.

Yeast and Bakery Ingredients

We are one of the world's largest producers and marketers of yeast and bakery ingredients and the leading seller of consumer yeast in North America. We produce yeast from 34 plants in 24 countries, with one more under construction, yeast extracts from a plant in Germany and a plant in the United States and bakery ingredients from five plants in five countries.

Yeast is a non-substitutable ingredient used in the production of bread. It gives bread certain of its flavor characteristics and acts as a leavening agent. Yeast is sold in two main forms, fresh and dry. Fresh yeast has a limited shelf life but is more consistent in terms of leavening. Dry yeast has a much longer shelf life but is less consistent. Fresh yeast tends to be used in markets with well-developed infrastructure and larger, more sophisticated bakers. Dry yeast is primarily used in less developed markets, by smaller bakers and also by most home bakers. Fresh yeast is usually supplied from local or regional plants whereas dry yeast can be exported around the world. Demand for yeast is closely linked to the demand for bread. This is usually related to population growth but is also affected by changes in diet and lifestyle. This is most evident in the developing markets of China and India. In North America, the demand for consumer yeast is decreasing as fewer people bake at home. The rate of this decline is difficult to quantify precisely but we believe it is currently between 5% and 8% per annum. In certain markets we also sell bakery ingredients. These are used primarily to improve the shelf life and quality of bread and other baked goods. In Argentina, our range of bakery ingredients is much more extensive and includes fats, oils and margarine.

Yeast extracts are products derived from yeast. Their two main uses are in providing a natural savory food flavoring for the food industry and as growth media for the fermentation and pharmaceutical industries.

The main factors affecting profitability in our yeast and bakery ingredients business are selling prices, sales volumes, the cost of the key raw material, molasses, and the yield of yeast in proportion to the molasses input. Selling and marketing costs are also significant factors in the profitability of our consumer yeast segment.

Herbs and Spices

Our herbs and spices business primarily involves the sourcing, grinding, blending, packaging and distribution of herbs and spices products to both the foodservice and consumer markets in the United States. We also sell cake decorations and dry sauce mixes. We operate from one site located near Des Moines, Iowa. The main factors affecting profitability in this business are selling prices, sales volumes, raw material prices, mainly black pepper, and selling and marketing costs. We have previously stated that we may not be a long-term holder of, and that we may seek to dispose of, this business. However, no decision has been made at this time to dispose of all or any portion of our herbs and spices business nor is there any timetable for any such disposal. We also operate a pepper processing facility in India.

Goodman Fielder Australia

Following our acquisition of Goodman Fielder, we have restructured the former Baking Australia and Consumer Foods business segments to form Goodman Fielder Australia.

Goodman Fielder Australia's baking business is the largest bread manufacturer in Australia, involving the manufacture of packaged bread and other baked goods, such as rolls, muffins and crumpets. Our product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets' in-store bakery operations. We also operate a complementary business producing bread improvers and crumbs and stuffings.

In the Australian bread market, Goodman Fielder Australia markets its products under widely Australian recognized brands such as *Buttercup, Helga's, Uncle Tobys* and *Wonder White*. The products sold to supermarkets include our branded products and housebrands. Housebrands is a term used to describe products that are contract manufactured on behalf of a supermarket and are packaged under the supermarket's own brand. The business' largest competitor in this market is George Weston, an Australian company which is owned by Associated British Foods, plc.

Goodman Fielder Australia also manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. We also operate complementary food service and commercial oil operations. The business' range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads.

The main factors affecting our profitability in our Goodman Fielder Australia business are selling prices, sales volumes, raw material prices (mainly wheat, flour, and edible oils such as soybean oil), distribution, selling and marketing costs.

Goodman Fielder New Zealand

Our Goodman Fielder New Zealand business is a fully integrated consumer goods business that manages all of our Goodman Fielder operations in New Zealand. These operations encompass the manufacture and marketing of salty nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary businesses.

We are a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland, New Zealand. We also produce a range of spreads, cooking oils, pourable dressings and meal solutions under well-known New Zealand brand names, including *Meadow Lea*. These products are sold both through retail channels and commercial channels.

We also manufacture flour, baking ingredients, packaged bread, sweet and savory baked products, pies and pastries. Other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes.

We conduct milling operations out of two mills, in Mt. Maunganui, New Zealand and Christchurch, New Zealand. From these mills, we sell approximately 45% of our flour production to Goodman Fielder's 12 bakeries located across New Zealand. The balance is sold to various customers, including retail outlets, in-store bakeries, the food service industry and external bakeries.

The main factors affecting our profitability in our Goodman Fielder New Zealand business are selling prices, sales volumes, raw material prices (mainly wheat, flour, and edible oils such as soybean oil), distribution, selling and marketing costs.

Other

Our other business segment consists of Goodman Fielder's operations in the South Pacific and our former vinegar and terminals business segments. We sold our vinegar business on October 9, 2002 and our terminals business on September 18, 2002. Our vinegar business produced bulk vinegar mainly for use by other food companies, and distribution costs were significant, with the result that we operated from eight sites situated throughout the United States. Our terminals business provided portside bulk liquid storage and related services from facilities at eight sites throughout Australia and New Zealand. We determined to dispose of these non-core assets because we believed that our future returns from these businesses would have been less than we could realize if we deployed the funds elsewhere.

Holding Company Structure

Burns Philp is a holding company and holds most of its assets in, and conducts most of its operations through, direct and indirect subsidiaries. We also have a number of investments in associated companies, each of which has independent and, in some cases, substantial shareholders. As such, we are dependent on dividends, loan payments or other inter-company transfers of funds from these subsidiaries and associated companies to meet our debt service and other obligations. The ability of each subsidiary to pay dividends or make other payments or advances to us will depend on its operating results, and will be subject to applicable laws and restrictions contained in agreements governing the debt of these subsidiaries and, in the case of the associated companies, restrictions contained in shareholder or joint venture agreements governing their operations.

While there are certain foreign exchange control restrictions (including the current restrictions on and prior approval requirements for transfers of funds by our Argentinian subsidiary outside Argentina, including, for example, payments of principal of and interest on loans, dividends and distributions) and foreign taxation implications which may affect the ability of certain of our subsidiaries to pay dividends, or make loans or advances, to us, the amounts and restrictions involved have not been material to us in the past and we do not believe that such restrictions will have a material adverse impact on us or our ability to meet our cash flow requirements.

Management

Our yeast and bakery ingredients business is managed on a geographic basis with management teams in North America, Latin America, Europe and Asia Pacific. Our chief executive officer, Thomas Degnan, relocated to the United States in January 2002, from where he continues to manage our businesses. We also have a centralized group of staff that provides ongoing assistance in the areas of improving quality and productivity at our yeast and bakery sites. Our yeast extract operations are managed by our European management team. Separate management teams exist for our herbs and spices business, and our former vinegar and terminals businesses. We also provide certain corporate functions, including overall Burns Philp Group management, legal, treasury, external reporting and taxation. These services are provided by a staff based primarily in Sydney, Australia, with small teams based in North America and Europe, as well. In addition, our technical and development team is also headquartered in Sydney.

Results of Operations

We manage and evaluate our businesses on the basis of a number of factors including net profit before related income tax, net interest expense and individually significant items, which we refer to as operating EBIT in the following discussion of our operations.

The following tables, including the notes thereto, summarize our net profit and our operating revenues and operating EBITDA by industry segment and by geographic segments by region in accordance with Australian GAAP. This information should be read together with the information presented above in "Key Information - Selected Historical Consolidated Financial Data".

	Fiscal Year Ended June 30,					
	2001		2002		2003	
	(A$ million, except percentages)					
Operating revenue[1]						
Revenue from sale of goods:						
Yeast and bakery ingredients:						
North America	$340.7	25.1%	$349.7	26.4%	$305.0	16.2%
Europe	144.7	10.7	163.5	12.4	163.7	8.7
Latin America	223.8	16.5	167.4	12.6	191.4	10.1
Asia Pacific	135.8	10.0	142.3	10.8	143.7	7.6
Total yeast and bakery ingredients	$845.0	62.3%	$822.9	62.2%	$803.8	42.6%
Herbs and spices	387.4	28.6	381.9	28.9	348.4	18.5
Goodman Fielder Australia	-	-	-	-	464.9	24.6
Goodman Fielder New Zealand	-	-	-	-	161.8	8.6
Other	93.6	6.8	88.0	6.7	101.3	5.3
Total revenue from sale of goods	$1,326.0	97.7%	$1,292.8	97.8%	$1,880.2	99.6%
Revenue from rendering of services:						
Other	30.7	2.3	29.9	2.2	7.0	0.4
Total operating revenue	$1,356.7	100.0%	$1,322.7	100.0%	$1,887.2	100.0%
Cost of goods sold	(784.5)		(730.5)		(1,119.5)	
Selling, general and administration[2]	(418.1)		(386.7)		(579.3)	
Other revenue[3]	18.9		6.4		27.6	
Share of profits of associates	12.4		10.1		11.1	
Net interest expense	(82.8)		(65.9)		(156.8)	
Income before individually significant items, tax and outside equity interests	102.6		156.1		70.2	
Individually significant items[4]	-		(35.2)		112.7	
Net profit before tax and outside equity interests	102.6		120.9		182.9	
Income tax expense before individually significant income tax item	(12.1)		(19.3)		(13.0)	
Individually significant income tax benefit	-		47.9		4.4	
Outside equity interests	(2.0)		(3.3)		(4.3)	
Net profit	$88.5		$146.2		$170.0	

(1) Operating revenue consists of revenue from sale of goods and revenue from rendering of services.

(2) Includes selling, marketing and distribution expenses and general and administrative expenses.

(3) Other revenue is revenue earned other than through the sale of goods, from rendering of services or from interest income.

(4) Individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy of a major customer of A$10.1 million, and a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million. The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of the terminals business, an A$10.9 million gain on the sale of the vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions of restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

Operating Revenue, Operating EBITDA and Operating EBITDA Margin

	Fiscal Year Ended June 30, 2001		2002		2003	
	(A$ million, except percentages)					
By Business Segment						
Operating EBITDA:[1]						
Yeast and bakery ingredients:						
North America	$93.1	35.8%	$105.6	36.3%	$89.9	27.2%
Europe	42.8	16.5	45.0	15.5	43.6	13.2
Latin America	36.8	14.2	38.9	13.4	25.5	7.7
Asia Pacific	30.0	11.5	29.5	10.1	35.8	10.8
Total yeast and bakery ingredients	$202.7	78.0%	$219.0	75.2%	$194.8	58.9%
Herbs and spices	41.3	15.9	62.2	21.4	64.8	19.6
Goodman Fielder Australia	-	-	-	-	46.4	14.0
Goodman Fielder New Zealand	-	-	-	-	26.6	8.0
Other	31.0	11.9	29.3	10.1	15.7	4.7
Corporate expense[2]	(15.1)	(5.8)	(19.3)	(6.6)	(17.3)	(5.2)
Total operating EBITDA	$259.9	100.0%	$291.2	100.0%	$331.0	100.0%
Operating EBITDA margin:[3]						
Yeast and bakery ingredients:						
North America		28.5%		28.8%		29.5%
Europe		31.1		28.6		26.6
Latin America		15.5		20.0		13.3
Asia Pacific		22.7		21.2		24.9
Total yeast and bakery ingredients		24.6%		25.6%		24.2%
Herbs and spices		10.5		16.3		18.6
Goodman Fielder Australia		-		-		10.0
Goodman Fielder New Zealand		-		-		16.4
Other		25.5		18.7		14.5
Total operating EBITDA margin		18.8%		20.8%		17.5%
By Geographic Segment						
Operating revenue:[4]						
North America[5]	$817.0	60.2%	$816.2	61.7%	$678.9	36.0%
Europe	144.7	10.7	163.5	12.4	163.7	8.7
Latin America	223.8	16.5	167.4	12.7	191.4	10.1
Asia Pacific	171.2	12.6	175.6	13.2	853.2	45.2
Total operating revenue	$1,356.7	100.0%	$1,322.7	100.0%	$1,887.2	100.0%
Operating EBITDA[1] **(excluding corporate expense):**						
North America[5]	$148.6	54.0%	$182.7	58.8%	$159.8	45.9%
Europe	42.8	15.6	45.0	14.5	43.6	12.5
Latin America	36.8	13.4	38.9	12.6	25.5	7.3
Asia Pacific	46.8	17.0	43.9	14.1	119.4	34.3
Total operating EBITDA (excluding corporate expense)	$275.0	100.0%	$310.5	100.0%	$348.3	100.0%

(1) EBITDA under Australian GAAP and U.S. GAAP represents net profit before related income tax, net interest expense, depreciation and amortization. Operating EBITDA is not a defined term under either Australian GAAP or U.S. GAAP. Operating EBITDA under Australian GAAP and U.S. GAAP is EBITDA adjusted for individually significant items. Under Australian GAAP and U.S. GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. For additional information regarding EBITDA and operating EBITDA, including how we calculate these measures, why we present these measures, and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

(2) Corporate expense consists of the costs incurred operating the corporate head office and technical and development functions in Australia and small ancillary administrative functions in North America and Europe.

(3) The operating EBITDA margin percentage is operating EBITDA divided by relevant operating revenue, multiplied by 100.

(4) Operating revenue consists of revenue from sale of goods and revenue from rendering of services. Following our acquisition of Goodman Fielder, we have reassessed the presentation of allowances deducted from gross sales revenue, and some of the allowances which were previously recognized in marketing, selling and distribution expenses have been reclassified and deducted from operating revenue. See note 1(j) of our audited consolidated financial statements for the fiscal year ended June 30, 2003.

(5) Comprises our North American yeast and bakery ingredients business and our herbs and spices business and our vinegar business segment, which we disposed of in October 2002.

Fiscal 2003 Compared to Fiscal 2002

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 42.7% to A$1,887.2 million in fiscal 2003 from A$1,322.7 million in fiscal 2002. This increase was principally due to the additional revenues of approximately A$699.9 million and A$66.1 million contributed by Goodman Fielder Limited and the Fleischmann's yeast and industrial bakery ingredients business in Latin America, respectively, (neither of which were owned by us in the corresponding prior period) and to price increases in certain markets and volume growth, primarily in Asia. Changes in foreign currency exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso, partially offset the growth in operating revenue by approximately A$183.2 million.

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business decreased 2.3% to A$803.8 million in fiscal 2003 from A$822.9 million in fiscal 2002.

Revenue in North America decreased 12.8% to A$305.0 million in fiscal 2003 from A$349.7 million in fiscal 2002. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline in revenue of approximately A$35.9 million. The contraction in the consumer yeast market decreased sales volumes by approximately 4.9% during the year. Additional sales volumes in both our industrial yeast and yeast extracts businesses have partially offset this decline.

Revenue in Europe increased 0.1% to A$163.7 million in fiscal 2003 from A$163.5 million in fiscal 2002. This increase was primarily due to increased sales in Portugal, as a result of the start up of the new yeast dryer part way through the last fiscal year. However, this growth was offset by increased competition in Turkey leading to pressure on selling prices and volumes.

Revenue in Latin America increased 14.3% to A$191.4 million in fiscal 2003 from A$167.4 million in fiscal 2002. The Fleischmann's yeast and industrial bakery ingredients business, acquired on October 31, 2002, has contributed revenues of A$66.1 million. This was offset by an approximately A$84.1 million decline in revenues resulting from the depreciation of local currencies, in particular the Argentinian peso, versus the Australian dollar. However, we have managed to increase selling prices, in local currency terms, in many markets, which has partially offset the effects of this foreign currency translation.

Revenue in the Asia Pacific region increased 1.0% to A$143.7 million in fiscal 2003 from A$142.3 million in fiscal 2002. This increase was primarily due to volume increases in the region over the prior year period largely as a result of plant expansions.

Herbs and Spices

Revenue in our herbs and spices business decreased 8.8% to A$348.4 million in fiscal 2003 from A$381.9 million in fiscal 2002. This decrease in operating revenue was primarily due to a A$45.3 million decline in revenues resulting from the appreciation of the Australian dollar against the U.S. dollar and an increase in customer rebates of approximately A$9.6 million. Sales in local currency terms increased by approximately 2.0% from the corresponding period last year due to price increases and volume gains in the club store and foodservice channels.

Goodman Fielder Australia & New Zealand

On March 19, 2003, we gained effective control of Goodman Fielder Limited. On June 12, 2003, we completed our acquisition of the outstanding ordinary shares of Goodman Fielder for a total purchase price of approximately A$2.0 billion.

Since gaining effective control of Goodman Fielder, we have completed a comprehensive review of its operations and structure. Following this review, we report the results of Goodman Fielder as Goodman Fielder Australia (comprised of the former Baking Australia and Consumer Foods divisions) and Goodman Fielder New Zealand. The former Goodman Fielder International division, comprised of its Asia Pacific businesses, is now managed by our Asia Pacific management team, and is included in our Other business segment.

From the date of acquisition to June 30, 2003, Goodman Fielder Australia has contributed revenues of A$464.9 million and Goodman Fielder New Zealand has contributed revenues of A$161.8 million.

Other

Our other businesses primarily include the Goodman Fielder International businesses, and our discontinued operations consisting of our vinegar and terminals businesses. During the year ended June 30, 2003, our other businesses contributed revenues of A$108.3 million, of which the vinegar and terminals businesses contributed A$25.5 million and A$7.0 million, respectively, prior to their disposal in fiscal 2003. During the year ended June 30, 2002, revenue from other businesses was A$117.9 million, of which the vinegar and terminals businesses contributed A$84.8 million and A$31.0 million, respectively.

Costs of Goods Sold

Cost of goods sold increased 53.3% to A$1,119.5 million in fiscal 2003 from A$730.5 million in fiscal 2002. The increase was due to the additional cost of goods sold recognized as a result of our acquisition of Goodman Fielder and the Fleischmann's Latin American yeast and industrial bakery ingredients businesses during the period. However, this increase was partially offset by a decline in cost of goods of approximately A$102.1 million, resulting from foreign currency exchange rate movements versus the Australian dollar. Margins increased as a result of improved manufacturing efficiencies, primarily due to the closures of the high cost yeast plants in Oakland, California and South Yarra, Australia.

Selling, General and Administration Costs

Selling, general and administration costs consist of our selling, marketing and distribution expenses and our general and administrative expenses. Our selling, general and administration costs increased 49.8% to A$579.3 million in fiscal 2003 from A$386.7 million in fiscal 2002. The increase was primarily due to Goodman Fielder and Fleischmann's Latin American yeast and industrial bakery ingredients businesses, neither of which were owned by us in the prior corresponding period. However, these additional costs were partially offset by a decline in selling, general and administration costs of approximately A$56.2 million, due to foreign currency exchange rate movements versus the Australian dollar.

Profits from Associates

Profits from associates are allocated to industry segments and geographic segments by region based on their location and are included in operating EBIT. Our share of net profits of associates accounted for using the equity method increased 9.9% to A$11.1 million in fiscal 2003 from A$10.1 million in fiscal 2002.

Operating EBIT

Operating EBIT increased 1.8% to A$222.7 million in fiscal 2003 from A$218.7 million in fiscal 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating EBIT by approximately A$24.9 million compared to the prior corresponding period.

Yeast and Bakery Ingredients

Operating EBIT in our yeast and bakery ingredients business decreased 13.6% to A$142.6 million in fiscal 2003 from A$165.0 million in fiscal 2002.

Operating EBIT in North America decreased 12.8% to A$72.8 million in fiscal 2003 from A$83.5 million in fiscal 2002. Cost reduction initiatives, arising from the closure of our Oakland plant and reductions in our administrative staff, were partially offset by the depreciation of the U.S. dollar versus the Australian dollar which reduced operating EBIT by approximately A$8.5 million, and by increased sales, marketing and distribution expenses of approximately A$2.5 million in our consumer yeast business.

Operating EBIT in Europe decreased 9.2% to A$30.5 million in fiscal 2003 from A$33.6 million in fiscal 2002. This was due to losses of approximately A$4.2 million incurred in Turkey as a result of ongoing pricing competition in that market that has also led to a reduction in sales volumes.

Operating EBIT in Latin America decreased 53.3% to A$12.5 million in fiscal 2003 from A$26.8 million in fiscal 2002. The depreciation of the local currencies led to a decline of approximately A$9.3 million in Australian dollar earnings. This was partially offset by local price increases and cost reduction initiatives, arising from plant rationalization and administrative staff reductions in Argentina. Excluding individually significant restructuring costs, approximately A$6.1 million in costs have been incurred as part of integrating the new Fleischmann's business.

Operating EBIT in Asia Pacific increased 27.0% to A$26.8 million in fiscal 2003 from A$21.1 million in fiscal 2002. This was largely due to volume growth in China, Sri Lanka and Vietnam. In addition, costs of approximately A$0.8 million associated with a product recall in fiscal 2002 were recorded in the prior period, resulting in reduced operating EBIT in that period.

Herbs and Spices

Operating EBIT in our herbs and spices business increased 6.4% to A$58.2 million in fiscal 2003 compared with A$54.7 million in fiscal 2002. This improvement is primarily due to cost reduction initiatives, the majority of which related to headcount reductions which increased operating EBIT by approximately A$5.7 million. The depreciation of the U.S. dollar versus the Australian dollar has reduced operating EBIT by A$4.5 million.

Goodman Fielder Australia and New Zealand

Since the acquisition on March 19, 2003, Goodman Fielder Australia has recorded operating EBIT of A$16.3 million and Goodman Fielder New Zealand has recorded operating EBIT of A$15.7 million.

Other

Other businesses, which consist mainly of the Goodman Fielder International businesses and discontinued operations, earned operating EBIT of A$8.8 million during the year ended June 30, 2003. Prior to their disposal, the vinegar and terminals businesses earned A$3.7 million and A$1.6 million, respectively. During the year ended June 30, 2002, operating EBIT from other businesses was A$18.9 million, of which the vinegar and terminals businesses contributed A$10.9 million and A$7.9 million, respectively.

Net Interest Expense and Income Tax

Net interest expense, excluding the write-off of deferred borrowing costs of A$32.6 million, increased 137.9% to A$156.8 million in fiscal 2003 compared with A$65.9 million in fiscal 2002. The increase was due to the additional interest expense incurred on our U.S.$400 million 9.75% senior subordinated notes due 2012 issued on June 21, 2002, our U.S.$210 million 10.75% senior subordinated notes due 2011 issued on February 20, 2003 and our new secured senior funding facilities drawn down in April 2003. This was partially offset by increased interest income of approximately A$11.0 million.

Income tax expense, before individually significant income tax items, decreased 32.6% to A$13.0 million in fiscal 2003 compared with A$19.3 million in fiscal 2002, primarily due to lower earnings in countries where we are tax payers. During the current period, we recorded a net individually significant tax benefit of A$4.4 million, representing a tax benefit of A$9.0 million arising from the recognition of an additional portion of U.S. tax losses, offset by an A$4.6 million tax charge arising from a subsidiary ownership restructure. The prior corresponding period included an A$47.9 million tax benefit arising from the recognition of a portion of U.S. tax losses, which had not previously been brought to account.

Individually Significant Items

Net profit for the year ended June 30, 2003 included net gains from individually significant items of A$112.7 million. This was comprised of an A$40.7 million gain on the sale of the terminals business, an A$10.9 million gain on the sale of the vinegar business, and an A$6.6 million gain on the sale of land in South Yarra, Australia. This land was previously the site of a yeast plant that was decommissioned in July 2002. South Yarra's production has been transferred to our Camellia, Australia facility. An A$139.1 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings, due to the appreciation of the Australian dollar against the U.S. dollar during the period.

These gains were partially offset by a A$32.6 million write off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder. We also incurred restructuring costs of approximately A$52.0 million, consisting of A$48.7 million arising from our acquisition of Goodman Fielder and

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

1st Batch
82 pages of 243 pages

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**30 December 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**243 pages (including cover sheet)**

Annual Financial Information Provided to Noteholders

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

30 December 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

ANNUAL FINANCIAL INFORMATION

Please find enclosed Annual Financial Information for Burns, Philp & Company Limited and its controlled entities for the year ended June 30, 2003. The Annual Financial Information is being provided to noteholders and the trustees under the terms of the Indenture dated 21 June 2002 for the 9¾% Senior Subordinated Notes due 2012 issued by Burns Philp Capital Pty Limited, the Indenture dated 20 February 2003 for the 10¾% Senior Subordinated Notes due 2011 issued by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc, and the Indenture dated 16 June 2003 for the 9½% Senior Notes due 2010 issued by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc.

Yours sincerely

HELEN GOLDING
Company Secretary

Encls

Burns, Philp & Company Limited	Burns Philp Capital Pty Limited	Burns Philp Capital (U.S.) Inc.
(ACN 000 000 359)	(ACN 100 768 803)	(IRS EIN 83-0347276)

ANNUAL FINANCIAL INFORMATION
for fiscal year ended
June 30, 2003

This financial information is being provided under the terms of (i) the Indenture among Burns Philp Capital Pty Limited, Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and The Bank of New York as Trustee dated June 21, 2002; (ii) the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and Wells Fargo Bank, National Association as Trustee dated February 20, 2003; and (iii) the Indenture among Burns Philp Capital Pty Limited, Burns Philp Capital (U.S.) Inc., Burns, Philp & Company Limited, the Subsidiary Guarantors from time to time party thereto and Wells Fargo Bank, National Association as Trustee dated June 16, 2003.

TABLE OF CONTENTS

INTRODUCTION.......... 2

INDUSTRY AND MARKET DATA.......... 2

BASIS OF FINANCIAL INFORMATION.......... 2

FORWARD-LOOKING INFORMATION.......... 2

KEY INFORMATION.......... 3

INFORMATION ON THE COMPANY.......... 25

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......... 43

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.......... 62

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......... 68

FINANCIAL INFORMATION.......... 69

THE OFFER AND LISTING.......... 70

ADDITIONAL INFORMATION.......... 70

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......... 71

FINANCIAL STATEMENTS.......... 73

INTRODUCTION

In this document, the terms "we," "us," "our," "Group" and "Burns Philp Group" refer to Burns, Philp & Company Limited and its subsidiaries, and, where appropriate, its associated companies, unless the context otherwise requires. When we use the term "Burns Philp," we are referring only to Burns, Philp & Company Limited and not its subsidiaries or associated companies. When we use the term "Goodman Fielder," we are referring to Goodman Fielder Pty Limited, formerly Goodman Fielder Limited, and its controlled entities, unless the context otherwise requires. In this document, where we refer to yeast, we mean baker's yeast unless the context otherwise requires.

INDUSTRY AND MARKET DATA

We obtained the industry, market and competitive position data used throughout this document from our own research, surveys or studies conducted by third parties and industry or general publications. We believe our internal research is reliable, but it has not been verified by any independent sources. Industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and cannot guarantee the accuracy of such information.

BASIS OF FINANCIAL INFORMATION

The consolidated financial statements, tables and discussions of Burns, Philp & Company Limited and its controlled entities included in this document have been prepared in accordance with accounting principles generally accepted in Australia, referred to as Australian GAAP, which varies in certain significant respects from accounting principles generally accepted in the United States, referred to as U.S. GAAP. Where appropriate or required, certain U.S. GAAP amounts have been provided. Note 33 to our audited consolidated financial statements provides additional disclosure required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us as well as a reconciliation of our net profit and equity to U.S. GAAP.

FORWARD-LOOKING INFORMATION

This document contains disclosures which are "forward-looking statements." Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, acquisitions and other information that do not relate solely to historical or current facts. In particular, these and other forward-looking statements appear under the headings "Key Information", "Operating and Financial Review and Prospects" and "Information on the Company". When used in this document, forward-looking statements can be identified by the use of words such as "may," "will," "project," "plan," "propose," "anticipate," "believe," "expect," "intend" or "continue." Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be different from those projected. These factors, risks and uncertainties include, among others, the following:

- our significant debt levels;
- our ability to incur more debt;
- operating and financial restrictions in our debt agreements;
- the markets in which we operate becoming more competitive;
- risks associated with international operations;
- the possible departure of key executive officers;
- risks associated with having some customers that contribute a significant amount of our revenue;
- the availability of supply sources;
- our acquisition of Goodman Fielder and the additional indebtedness and other liabilities we have incurred in connection with that acquisition;
- our ability to successfully complete and integrate acquisitions, including our acquisition of Goodman Fielder;
- the impact of environmental and other government regulations on our business;
- changes in foreign currency exchange rates;
- changes in accounting practices; and
- changes in general economic conditions.

Our actual results, performance or achievements could differ from those expressed in, or implied by, any of the forward-looking statements. We cannot assure you that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. You are cautioned not to rely unduly on such forward-looking statements when evaluating the information presented in this document. We do not undertake any obligation to update publicly or revise any forward-looking statements.

KEY INFORMATION

Exchange Rate Information

We publish our consolidated financial statements in Australian dollars. In this document, unless otherwise specified or the context requires, references to "U.S.$" or "U.S. dollars" are to United States dollars, references to "A$" or "$" are to Australian dollars, references to "NZ$" are to New Zealand dollars, references to "ARP" are to Argentinian pesos and references to "€" are to Euros.

The following table contains information for the noon buying rate of U.S. dollars for Australian dollars in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York for the periods indicated.

	At Period End (U.S.$)	Average Rate[1] (U.S.$)	High (U.S.$)	Low (U.S.$)
Year ended June 30, 1999	0.6611	0.6248	0.6712	0.5550
Year ended June 30, 2000	0.5971	0.6233	0.6703	0.5685
Year ended June 29, 2001	0.5100	0.5320	0.5996	0.4828
Year ended June 28, 2002	0.5628	0.5240	0.5748	0.4841
Year ended June 30, 2003	0.6713	0.5884	0.6729	0.5280

(1) The average of the noon buying rates on the last day of each full month during the period as supplied by the Federal Reserve Bank of New York.

The noon buying rate of U.S. dollars for Australian dollars on December 10, 2003 was U.S.$0.7398.

The following table sets forth, for the periods indicated, the high and low noon buying rates of U.S. dollars for Australian dollars.

Month and Year	High (U.S.$)	Low (U.S.$)
June 2003	0.6729	0.6564
July 2003	0.6823	0.6454
August 2003	0.6593	0.6390
September 2003	0.6810	0.6395
October 2003	0.7077	0.6814
November 2003	0.7238	0.6986

The Australian dollar is convertible into U.S. dollars at freely floating rates and currently there are no restrictions on the flow of Australian currency between Australia and the United States. The specific prior approval of the Reserve Bank of Australia must be obtained for certain payments or other dealings involving, or connected in certain ways with, certain entities including, as of the date of this document, certain Yugoslav entities or individuals, certain Zimbabwe entities and individuals, certain parties identified with terrorism, UNITA or associated parties or other parties to whom financial sanctions apply. "Suspect transactions," cash transactions of A$10,000 or more (or the foreign currency equivalent) and international funds transfer instructions, must, subject to certain exceptions, be reported to an agency of the Australian government. In addition, no payments may be made by any of our German subsidiary guarantors to jurisdictions subject to certain sanctions, adopted by the Federal Republic of Germany, implementing resolutions of the Security Council of the United Nations or regulations of the European Union. See also "Risk Factors —Our international operations subject us to risks inherent in doing business on an international level".

No such restrictions or prohibitions apply to the United States. This summary is based upon exchange control laws and regulations as now in effect and accurately interpreted and does not take into account any changes in these laws, regulations and interpretations.

Selected Historical Consolidated Financial Data

The following table sets out our selected historical financial data. The selected historical financial data at June 30, 2002 and June 30, 2003 and for the years ended June 30, 2001 through June 30, 2003, have been derived from our audited consolidated financial statements included in this document. The selected historical financial data at June 30, 1999, 2000 and 2001 and for the years ended June 30, 1999, and 2000 have been derived from our audited consolidated financial statements which are not included in this document.

The following selected consolidated historical financial data and our consolidated financial statements included elsewhere in this document are prepared in accordance with Australian GAAP which varies in certain significant respects from U.S. GAAP. Note 33 to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP for the periods and at the dates presented in our audited consolidated financial statements.

The following data should be read in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this document. The table should also be read in conjunction with the information that appears under the heading "Operating and Financial Review and Prospects".

	Fiscal Year Ended June 30,				
DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	1999	2000	2001	2002	2003
	(A$ million, except for per share data)				
Statement of Financial Performance Data:					
Operating revenue:[1]					
Revenue from sale of goods:					
Yeast and bakery ingredients:					
North America	$305.4	$302.7	$340.7	$349.7	$305.0
Europe	145.1	129.4	144.7	163.5	163.7
Latin America	236.8	204.2	223.8	167.4	191.4
Asia Pacific	109.8	118.0	135.8	142.3	143.7
Total yeast and bakery ingredients	$797.1	$754.3	$845.0	$822.9	$803.8
Herbs and spices	353.7	343.5	387.4	381.9	348.4
Goodman Fielder Australia	-	-	-	-	464.9
Goodman Fielder New Zealand	-	-	-	-	161.8
Other[2]	88.9	86.5	93.6	88.0	101.3
Total revenue from sale of goods	$1,239.7	$1,184.3	$1,326.0	$1,292.8	$1,880.2
Revenue from rendering of services:					
Other	29.0	30.1	30.7	29.9	7.0
Total operating revenue	$1,268.7	$1,214.4	$1,356.7	$1,322.7	$1,887.2
Interest revenue	14.6	9.9	13.0	7.0	18.0
Proceeds from disposal of non-current assets[3]	121.3	2.9	15.3	2.3	193.1
Other revenue[4]	4.7	4.5	3.6	4.1	143.1
Total revenue	$1,409.3	$1,231.7	$1,388.6	$1,336.1	$2,241.4
EBIT before individually significant items:[5]					
Yeast and bakery ingredients:					
North America	$67.7	$65.9	$69.1	$83.5	$72.8
Europe	27.0	28.8	32.6	33.8	30.7
Latin America	28.5	24.6	21.5	27.1	12.7
Asia Pacific	11.9	19.7	23.4	23.9	30.2
Total yeast and bakery ingredients	$135.1	$139.0	$146.6	$168.3	$146.4
Herbs and spices	30.1	33.4	33.3	54.7	58.2
Goodman Fielder Australia	-	-	-	-	17.1
Goodman Fielder New Zealand	-	-	-	-	16.5
Other[6]	22.3	22.1	21.0	18.9	7.7
Corporate expense[7]	(14.8)	(20.6)	(15.5)	(19.9)	(18.9)
Total EBIT before individually significant items	$172.7	$173.9	$185.4	$222.0	$227.0
Borrowing costs	(116.1)	(90.9)	(95.8)	(72.9)	(174.8)
Interest revenue	14.6	9.9	13.0	7.0	18.0
Net interest expense[8]	(101.5)	(81.0)	(82.8)	(65.9)	(156.8)
Income before individually significant items, tax and outside equity interests	71.2	92.9	102.6	156.1	70.2
Individually significant items[9]	14.7	5.2	-	(35.2)	112.7
Net profit (loss) before tax and outside equity interests	85.9	98.1	102.6	120.9	182.9
Income tax expense before individually significant income tax item	(18.3)	(14.4)	(12.1)	(19.3)	(13.0)
Individually significant income tax (expense) benefit	-	-	-	47.9	4.4
Outside equity interests	(1.7)	(1.5)	(2.0)	(3.3)	(4.3)
Net profit	$65.9	$82.2	$88.5	$146.2	$170.0
Basic earnings per share (cents)					
Continuing operations	6.8	12.4	10.5	14.9	9.0
Discontinued operations[15]	5.6	3.0	3.1	2.4	5.4
	12.4	15.4	13.6	17.3	14.4
Diluted earnings per share (cents)					
Continuing operations	3.3	5.8	4.6	5.5	4.5
Discontinued operations[15]	2.8	1.4	1.4	0.8	2.3
	6.1	7.2	6.0	6.3	6.8
Dividends per ordinary share (cents)	-	-	-	-	-

	Fiscal Year Ended June 30,				
	1999	2000	2001	2002	2003
	(A$ million)				
Other Financial Data:					
Depreciation and amortization[10]	$70.9	$71.0	$76.5	$72.5	$108.3
Capital expenditure	37.8	38.2	88.8	85.3	80.2
Net cash flows:					
Operating activities	122.4	152.1	118.4	213.1	201.5
Investing activities	120.5	(32.9)	(89.8)	(105.8)	(1,946.7)
Financing activities	(640.3)	(21.4)	(17.5)	607.4	1,033.8
Total net cash flows	$ (397.4)	$97.8	$11.1	$714.7	$ (711.4)
EBITDA[11]	256.6	248.6	259.9	256.0	443.7
Operating EBITDA[11]	241.9	243.4	259.9	291.2	331.0
Operating EBITDA margin percentage[12]	19.1%	20.0%	19.2%	22.0%	17.5%

	As of June 30,				
	1999	2000	2001	2002	2003
	(A$ million)				
Statement of Financial Position Data:					
Cash assets	$81.4	$188.9	$218.2	$923.6	$180.5
Receivables	185.7	191.7	234.8	162.2	385.0
Inventories	104.7	119.8	132.7	123.1	314.5
Property, plant and equipment	600.5	615.9	704.1	577.2	1,114.9
Intangible assets[13]	336.3	355.0	407.5	319.4	2,265.3
Total assets	1,417.9	1,596.7	1,860.8	2,364.5	4,604.1
Total debt[14]	1,154.6	1,220.3	1,311.7	1,655.5	2,992.6
Net assets/total equity	33.6	129.6	277.9	479.5	758.3
Capital stock	579.9	581.5	613.7	634.4	830.0
Capital stock (shares, millions)	530.6	538.8	699.9	802.8	1,780.7

DATA IN ACCORDANCE WITH U.S. GAAP	Fiscal Year Ended June 30, 2001	2002	2003
	(A$ million, except for per share data)		
Statement of Financial Performance Data:			
Net profit from continuing operations	$80.5	$2.3	$186.2
Net profit from discontinued operations[15]	13.0	12.7	71.0
Net profit	$93.5	$15.0	$257.2
Earnings (loss) per share:			
Basic earnings (loss) per share (cents):			
Earnings from continuing operations	12.4	(1.8)	15.9
Earnings from discontinued operations	2.0	1.7	6.7
Net profit (loss)	14.4	(0.1)	22.6
Diluted earnings per share (cents):			
Earnings from continuing operations	5.4	-	7.5
Earnings from discontinued operations	0.9	0.6	2.9
Net profit	6.3	0.6	10.4
Other Financial Data:			
EBITDA[11]	$253.7	$166.4[16]	$508.7[17]
Operating EBITDA[11]	253.7	291.9[16]	326.5[17]
Operating EBITDA margin [12]	19.0%	22.6%	17.5%
Depreciation and amortization [10]	72.9	64.3	72.4
Net Cash Flows:			
Operating activities	$118.4	$213.1	$201.5
Investing activities	(89.8)	(105.8)	(1,946.7)
Financing activities	(16.7)	606.1	1,035.4
Total net cash flows	$11.9	$713.4	$(709.8)
Statement of Financial Position Data:			
Intangible assets [13]	$211.4	$150.8	$2,282.1
Total assets	1,675.6	2,165.0	4,990.5
Net assets/total equity	$60.1	$235.8	$609.6

(1) Operating revenue consists of revenue from sale of goods and revenue from rendering of services. Revenue from rendering of services relates only to our former terminals business segment, which we sold on September 18, 2002. Following our acquisition of Goodman Fielder, we have reassessed the presentation of allowances deducted from gross revenue, and some of the allowances which were previously recognized in marketing, selling and distribution expenses have been reclassified and deducted from operating revenue. See note 1(j) of our audited consolidated financial statements.

(2) Other revenue from sale of goods is revenue earned by discontinued businesses plus revenue earnings by Cochin Spices, our spice trading subsidiary in India and, for periods subsequent to March 19, 2003, Goodman Fielder's businesses in Asia and the Pacific Region.

(3) In accordance with Australian GAAP, we are required to report the proceeds from the disposal of non-current assets as a separate revenue item.

(4) Other revenue is revenue earned other than through the sale of goods, from rendering of services or interest income. Other revenue also includes rental income from properties. Other revenue for the year ended June 30, 2003 includes an unrealized foreign currency gain of A$139.1 million, which we are required to present as a revenue item under Australian GAAP.

(5) EBIT consists of net profit, including share of profits of associates, before outside equity interests, individually significant items, income tax and net interest expense.

(6) Other EBIT is EBIT from discontinued businesses plus EBIT from Cochin Spices, our spice trading subsidiary in India and, for periods subsequent to March 19, 2003, Goodman Fielder's businesses in Asia and the Pacific Region.

(7) Corporate expense consists of the costs incurred through operating the corporate head office and technical and development center in Australia, and small ancillary administrative offices in North America and Europe.

(8) Net interest expense consists of borrowing costs less interest revenue.

(9) Individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. The individually significant gain in the fiscal year ended June 30, 1999 resulted from the disposal of certain of our non-current assets. The proceeds on disposal of assets of A$109.6 million were included in our revenue and the carrying amount of the assets sold of A$94.9 million was included in expenses. The individually significant gain in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying amount of certain of our non current assets. The individually significant loss in the fiscal year ended June 30, 2002 related to a provision against receivables and prepaid slotting allowances following the filing for bankruptcy by Kmart Corporation, a major customer, of A$10.1 million and a provision for closing costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million.

The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of the terminals business, an A$10.9 million gain on the sale of the vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and a A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

(10) Depreciation and amortization as shown above excludes amortization of prepaid slotting allowances of A$28.8 million, A$27.6 million, A$24.2 million, A$32.5 million, and A$23.4 million for the fiscal years ended June 30, 1999, 2000, 2001, 2002, and 2003, respectively.

(11) EBITDA under Australian GAAP and U.S. GAAP represents net profit before related income tax, net interest expense, depreciation and amortization. Operating EBITDA is not a defined term under either Australian GAAP or U.S. GAAP. Operating EBITDA under Australian GAAP and U.S. GAAP is EBITDA adjusted for individually significant items. Under Australian GAAP and U.S. GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. For additional information regarding EBITDA and operating EBITDA including how we calculate these measures, why we present these measures, and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

(12) The operating EBITDA margin percentage is calculated as operating EBITDA divided by total operating revenue, multiplied by 100. See "Non-GAAP Financial Measures".

(13) Under Australian GAAP, our intangible assets have been periodically revalued. Under U.S. GAAP, our intangible assets are carried at cost less accumulated amortization.

(14) Total debt consists of the current and non-current portions of our interest bearing liabilities.

(15) In fiscal 2002 and 2003, we have separately disclosed our vinegar and terminals businesses as discontinued operations. The discontinued operations in fiscal 1999, 2000 and 2001 also relate to these businesses. For more information on our discontinued operations, see note 24 to our audited consolidated financial statements for the fiscal year ended June 30, 2003.

(16) The difference between EBITDA and operating EBITDA for the fiscal year ended June 30, 2002, is due primarily to the individually significant loss of A$90.3 million in such period related to a loss on extinguishment of debt for U.S. GAAP purposes and the individually significant loss of A$35.2 million in such period related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closure costs and a writedown of the carrying amount of plant and machinery in respect of our Oakland, California yeast plant.

(17) The difference between EBITDA and operating EBITDA for the fiscal year ended June 30, 2003, is due primarily to the individually significant gains on the sale of our vinegar and terminals businesses, as determined under U.S. GAAP, an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder, offset by a write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

NON-GAAP FINANCIAL MEASURES

We present EBITDA (net profit before related income tax, net interest expense, depreciation and amortization (excluding amortization of prepaid slotting allowances)), operating EBITDA and operating EBIT on a consolidated basis and separately for certain of our operations, throughout this document.

We believe that, in addition to net profit, operating EBIT and operating EBITDA are useful financial performance measurements for assessing operating performance for our operations as they provide management and investors with an additional basis to evaluate our profitability. Operating EBIT and operating EBITDA are reported to and used by our senior management to evaluate the performance of our operations and for other required or discretionary purposes, such as allocating resources, reporting to investors and as a significant component when measuring performance under employee incentive programs. Operating EBIT and operating EBITDA are not defined terms under either Australian GAAP or U.S. GAAP. Our definition of operating EBIT consists of net profit, including share of profits of associates, before related income tax, net interest expense, and individually significant items. Our definition of operating EBITDA is operating EBIT before depreciation and amortization (excluding amortization of prepaid slotting allowances).

Under Australian GAAP and U.S. GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. Individually significant items generally arise from non-operating activities or non-recurring restructuring and other charges which significantly affect the earnings of our operations. We exclude individually significant items from operating EBIT and operating EBITDA because we believe they are non-recurring in nature and will not be reflected in the future earnings from our operations. Additionally, our management excludes these items when evaluating the operating performance of our businesses and allocating resources. In evaluating these measurements, we believe that investors should consider how operating EBIT and operating EBITDA compare to net profit for the period.

On a consolidated basis we also believe that, in addition to cash flow from operating activities, EBITDA is a useful liquidity measurement, as it provides management, investors and lenders with an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. In evaluating these measurements, we believe that investors should consider the amount by which this measurement exceeds borrowing costs for the period, how this measurement compares to principal repayments on debt for the period and how this measurement compares to capital expenditures for the period. To evaluate this measurement, the components of EBITDA, including total operating revenue, costs of goods sold and selling, general and administration expenses, and the variability of these components over time, should also be considered.

Our method of calculating operating EBITDA and operating EBIT may differ from the methods used by other companies and, as a result, the measurements disclosed herein may not be comparable to other similarly titled measurements disclosed by other companies. EBITDA and operating EBITDA, as disclosed in this document, will not necessarily be the same as the amounts calculated for purposes of the agreements governing our senior and senior subordinated indebtedness.

We include the following components in our calculation of EBITDA and operating EBITDA using Australian GAAP and U.S. GAAP financial data as set out below:

Components based on Australian GAAP financial data

- Net profit; plus
- Income tax expenses/(benefit); plus
- Net interest expense; plus
- Depreciation and amortization (excluding prepaid slotting allowances)

= EBITDA calculated using Australian GAAP

Adjustments:

- plus, individually significant (gain)/loss

= Operating EBITDA calculated using Australian GAAP

Components based on U.S. GAAP financial data

- Australian GAAP net profit; plus
- Adjustment required to comply with U.S. GAAP

= Net profit calculated using U.S. GAAP

Add:

- Income tax expense/(benefit); and
- Net interest expense which consists of:
  - derivative financial instruments;
  - borrowing costs;
  - amortized discount on debt including the senior subordinated notes due 2011 and 7.5% Notes; and
  - interest income; and
- Depreciation and amortization

= EBITDA calculated using U.S. GAAP

Adjustments:

- plus, individually significant (gain)/loss

= Operating EBITDA calculated using U.S. GAAP

Depreciation and amortization expense and the other items excluded from EBITDA, operating EBITDA and operating EBIT are significant components in understanding and assessing our liquidity and financial performance. However, these measures should not be construed as alternatives to net profit under Australian GAAP or U.S. GAAP as an indicator of our operating performance, or to cash flows from operating activities under Australian GAAP or U.S. GAAP as a measure of liquidity or our ability to meet all our cash needs.

The tables below reconcile net profit to operating EBIT and operating EBITDA and cash flows from operating activities to EBITDA. The historical data for fiscal 1999 through 2002 presented does not reflect our acquisition of Goodman Fielder, which we gained effective control of on March 19, 2003.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY BUSINESS SEGMENT — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2003											
Net Profit											$170.0
Income tax expense											8.6
Net interest expense											156.8
EBIT	$72.8	$9.2	$30.5	$33.4	$145.9	$58.2	$(20.3)	$7.4	$5.0	$139.2	$335.4
Less: Individually significant items[(1)]	-	3.3	-	(6.6)	(3.3)	-	36.6	8.3	3.8	(158.1)	(112.7)
Operating EBIT	$72.8	$12.5	$30.5	$26.8	$142.6	$58.2	$16.3	$15.7	$8.8	$(18.9)	$222.7
Depreciation and amortization	17.1	13.0	13.1	9.0	52.2	6.6	30.1	10.9	6.9	1.6	108.3
Operating EBITDA	$89.9	$25.5	$43.6	$35.8	$194.8	$64.8	$46.4	$26.6	$15.7	$(17.3)	$331.0

(1) The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of our terminals business, an A$10.9 million gain on the sale of our vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2002											
Net Profit											$146.2
Income tax expense/ (benefit)											(28.6)
Net interest expense											65.9
EBIT	$58.4	$26.8	$33.6	$21.1	$139.9	$44.6	$-	$-	$18.9	$(19.9)	183.5
Less: Individually significant items[(1)]	25.1	-	-	-	25.1	10.1	-	-	-	-	35.2
Operating EBIT	$83.5	$26.8	$33.6	$21.1	$165.0	$54.7	$-	$-	$18.9	$(19.9)	$218.7
Depreciation and amortization	22.1	12.1	11.4	8.4	54.0	7.5	-	-	10.4	0.6	72.5
Operating EBITDA	$105.6	$38.9	$45.0	$29.5	$219.0	$62.2	$-	$-	$29.3	$(19.3)	$291.2

(1) The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closure costs and a write-down of the carrying amount of plant and machinery in respect of our Oakland, California yeast plant.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY BUSINESS SEGMENT — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA (CONTINUED)

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2001											
Net Profit											$88.5
Income tax expense											12.1
Net interest expense											82.8
EBIT	$69.1	$21.4	$32.5	$21.6	$144.6	$33.3	$-	$-	$21.0	$(15.5)	$183.4
Less: Individually significant items	-	-	-	-	-	-	-	-	-	-	-
Operating EBIT	$69.1	$21.4	$32.5	$21.6	$144.6	$33.3	$-	$-	$21.0	$(15.5)	$183.4
Depreciation and amortization	24.0	15.4	10.3	8.4	58.1	8.0	-	-	10.0	0.4	76.5
Operating EBITDA	$93.1	$36.8	$42.8	$30.0	$202.7	$41.3	$-	$-	$31.0	$(15.1)	$259.9

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 2000											
Net Profit											$82.2
Income tax expense											14.4
Net interest expense											81.0
EBIT	$41.0	$21.7	$28.7	$18.4	$109.8	$71.4	$-	$-	$17.0	$(20.6)	$177.6
Less: Individually significant items(1)	24.9	2.6	-	0.2	27.7	(38.0)	-	-	5.1	-	(5.2)
Operating EBIT	$65.9	$24.3	$28.7	$18.6	$137.5	$33.4	$-	$-	$22.1	$(20.6)	$172.4
Depreciation and amortization	20.3	15.8	9.6	7.5	53.2	7.7	-	-	9.7	0.4	71.0
Operating EBITDA	$86.2	$40.1	$38.3	$26.1	$190.7	$41.1	$-	$-	$31.8	$(20.2)	$243.4

(1) The individually significant gain of A$5.2 million in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying value of certain non-current assets.

	Yeast/Bakery										
	North America	Latin America	Europe	Asia Pacific	Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate / R&D	Consolidated Total
						(A$ million)					
Fiscal year ended June 30, 1999											
Net Profit											$65.9
Income tax expense											18.3
Net interest expense											101.5
EBIT	$67.7	$28.1	$26.8	$11.2	$133.8	$30.4	$-	$-	$28.8	$(7.3)	$185.7
Less: Individually significant items(1)	-	-	-	(0.4)	(0.4)	(0.3)			(6.5)	(7.5)	(14.7)
Operating EBIT	$67.7	$28.1	$26.8	$10.8	$133.4	$30.1	$-	$-	$22.3	$(14.8)	$171.0
Depreciation and amortization	20.7	16.8	10.3	6.1	53.9	7.7	-	-	8.8	0.5	70.9
Operating EBITDA	$88.4	$44.9	$37.1	$16.9	$187.3	$37.8	$-	$-	$31.1	$(14.3)	$241.9

(1) The individually significant items in the fiscal year ended June 30, 1999 include gains on the sale of non-core assets and businesses.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY GEOGRAPHIC REGION — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2003							
Net Profit							$170.0
Income tax expense							8.6
Net interest expense							156.8
EBIT	$134.7	$9.2	$30.5	$21.8	$196.2	$139.2	$335.4
Less: Individually significant items[1]	-	3.3	-	42.1	45.4	(158.1)	(112.7)
Operating EBIT	$134.7	$12.5	$30.5	$63.9	$241.6	$(18.9)	$222.7
Depreciation and amortization	25.1	13.0	13.1	55.5	106.7	1.6	108.3
Operating EBITDA	$159.8	$25.5	$43.6	$119.4	$348.3	$(17.3)	$331.0

(1) The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of our terminals business, an A$10.9 million gain on the sale of our vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2002							
Net Profit							$146.2
Income tax expense / (benefit)							(28.6)
Net interest expense							65.9
EBIT	$113.9	$26.8	$33.6	$29.1	$203.4	$(19.9)	$183.5
Less: Individually significant items[1]	35.2	-	-	-	35.2	-	35.2
Operating EBIT	$149.1	$26.8	$33.6	$29.1	$238.6	$(19.9)	$218.7
Depreciation and amortization	33.6	12.1	11.4	14.8	71.9	0.6	72.5
Operating EBITDA	$182.7	$38.9	$45.0	$43.9	$310.5	$(19.3)	$291.2

(1) The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, and a provision for closure costs and a writedown of the carrying amount of plant and machinery in respect of our Oakland, California yeast plant.

RECONCILIATION OF OPERATING EBIT AND OPERATING EBITDA BY GEOGRAPHIC REGION — CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA (CONTINUED)

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2001							
Net Profit							$88.5
Income tax expense							12.1
Net interest expense							82.8
EBIT	$111.9	$21.4	$32.5	$33.1	$198.9	$(15.5)	$183.4
Less: Individually significant items	-	-	-	-	-	-	-
Operating EBIT	$111.9	$21.4	$32.5	$33.1	$198.9	$(15.5)	$183.4
Depreciation and amortization	36.7	15.4	10.3	13.7	76.1	0.4	76.5
Operating EBITDA	$148.6	$36.8	$42.8	$46.8	$275.0	$(15.1)	$259.9

	North America	Latin America	Europe	Asia Pacific	Total Before Corporate	Corporate/ R&D	Consolidated Total
				(A$ million)			
Fiscal year ended June 30, 2000							
Net Profit							$82.2
Income tax expense							14.4
Net interest expense							81.0
EBIT	$116.4	$21.7	$28.7	$31.4	$198.2	$(20.6)	$177.6
Less: Individually significant items[(1)]	(13.4)	8.0	-	0.2	(5.2)	-	(5.2)
Operating EBIT	$103.0	$29.7	$28.7	$31.6	$193.0	$(20.6)	$172.4
Depreciation and amortization	32.4	15.8	9.6	12.8	70.6	0.4	71.0
Operating EBITDA	$135.4	$45.5	$38.3	$44.4	$263.6	$(20.2)	$243.4

(1) The individually significant gain of A$5.2 million in the fiscal year ended June 30, 2000 arose from the reassessment of the carrying value of certain non-current assets.

RECONCILIATION OF NET PROFIT TO OPERATING EBIT AND OPERATING EBITDA CALCULATED USING U.S. GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,		
	2001	2002	2003
	(A$ million)		
Net Profit	93.5	15.0	257.2
Income tax expense/(benefit)	(15.1)	11.3	13.3
Net interest expense	102.4	75.8	165.8
EBIT	180.8	102.1	436.3
Add back/(deduct) individually significant items(1)	—	125.5	(182.2)
Operating EBIT	180.8	227.6	254.1
Depreciation and amortization	72.9	64.3	72.4
Operating EBITDA	253.7	291.9	326.5

(1) For the fiscal year ended June 30, 2002, individually significant items of A$125.5 million includes a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant, and a loss on the extinguishment of debt as determined under U.S. GAAP.

For the fiscal year ended June 30, 2003, the net individually significant gain of A$182.2 million represents gains on the sale of our terminals business, our vinegar business, a gain on the sale of land in South Yarra, Australia and an unrealized foreign exchange gain on the translation to the period end rate of a portion of our U.S. dollar denominated borrowings. These gains were partially offset by a write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO EBITDA CALCULATED USING AUSTRALIAN GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,		
	2001	2002	2003
	(A$ million)		
Cash flow from operating activities	118.4	213.1	201.5
Add/(less):			
Individually significant items[1]	-	(35.2)	112.7
Net profit/(loss) on sale of non-current assets	0.5	(2.0)	11.3
Equity earnings from associates, net of dividends received	3.8	(5.2)	(1.6)
Borrowing costs paid, net of interest received	82.2	56.7	87.3
Income taxes paid	9.9	16.6	54.2
Slotting allowances paid, net of amortization	16.3	(0.5)	(12.9)
Outside equity interests	(2.0)	(3.3)	(4.3)
Changes in working capital and other assets and liabilities	30.8	15.8	(4.5)
EBITDA	259.9	256.0	443.7

(1) The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against receivables and prepaid slotting allowances following the filing for bankruptcy by Kmart Corporation, a major customer, of A$10.1 million and a provision for closing costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million.

The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of our terminals business, an A$10.9 million gain on the sale of our vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions for restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

RECONCILIATION OF CASH FLOW FROM OPERATING ACTIVITIES TO EBITDA CALCULATED USING U.S. GAAP FINANCIAL DATA

	Fiscal Year Ended June 30,		
	2001	2002	2003
		(A$ million)	
Cash flow from operating activities	118.4	213.1	201.5
Add/(less):			
Individually significant items[(1)]	-	(125.5)	182.2
Net profit/(loss) on sale of non-current assets	0.5	(2.0)	11.3
Equity earnings from associates, net of dividends received	4.3	(7.4)	(5.8)
Borrowing costs paid, net of interest received	82.2	56.7	87.3
Income taxes paid	9.9	16.6	54.2
Slotting allowances paid, net of amortization	16.3	(0.5)	(12.9)
Outside equity interests	(2.0)	(3.3)	(4.3)
Changes in working capital and other assets and liabilities	24.1	18.7	(4.8)
EBITDA	253.7	166.4	508.7

(1) For the fiscal year ended June 30, 2002, individually significant items of A$125.5 million includes a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy by Kmart Corporation, a major customer, a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant, and a loss on the extinguishment of debt as determined under U.S. GAAP.

For the fiscal year ended June 30, 2003, the net individually significant gain of A$182.2 million represents gains on the sale of our terminals business, our vinegar business, a gain on the sale of land in South Yarra, Australia and an unrealized foreign exchange gain on the translation to the period end rate of a portion of our U.S. dollar denominated borrowings. These gains were partially offset by a write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder.

Risk Factors

Our significant debt levels may affect the way we carry on our business in the future and have other adverse effects on us.

We currently have a significant amount of debt. As of November 30, 2003, we had total debt of approximately A$2,818.9 million, which represented approximately 82.5% of our total capitalization.

The material consequences of having significant debt levels are as follows:

- we will need to use a substantial portion of our cash from operating activities to pay principal and interest on our debt, which will reduce the amount of our cash flow available to fund working capital and capital expenditures, as well as research and development efforts necessary to maintain our competitive advantages and market position;
- our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited because our available cash flow after paying principal and interest on our debt may not be sufficient to make the capital and other expenditures needed to address these changes;
- adverse economic or industry conditions are more likely to have a negative effect on our business because, during periods in which we experience lower earnings and cash flow, we will be required to devote a proportionally greater amount of our cash flow to paying principal and interest on our debt;
- we may be at a competitive disadvantage to our competitors that have relatively less debt and have more cash flow available to devote to capital expenditures, research and development and other strategic purposes;
- our ability to obtain further financing in the future for working capital, capital expenditures, acquisitions or other purposes may be limited because of the restrictions contained in our debt agreements and our existing levels of debt; and
- our ability to make acquisitions, develop new technologies and products and take advantage of significant business opportunities may be negatively affected if we need to obtain the consent of our lenders to take any such action or if, because of our existing debt levels, we are not able to obtain additional financing for these opportunities.

If our cash flow and capital resources are not sufficient to make principal and interest payments on our debt and fund our working capital and other business needs, which may result from industry specific or general economic conditions or other events that are beyond our control, we could be forced to:

- reduce or delay scheduled capital expenditures or forgo other business opportunities;
- sell material assets or operations;
- obtain additional capital;
- restructure or refinance our debt; or
- undertake other protective measures.

Some of these transactions could occur at times or on terms that are disadvantageous to us. Our incurrence of additional debt, as is permitted in our secured senior funding agreements, the indenture for our senior notes due 2010, the indenture for our senior subordinated notes due 2011, the indenture for our senior subordinated notes due 2012 and the trust deed and terms for our New Zealand subordinated capital notes will increase the leverage risks discussed above.

On January 30, 2003, Moody's Investors Service downgraded the rating on our senior subordinated notes due 2012 from "B2" to "B3," with a negative outlook. On January 31, 2003, Standard & Poor's Ratings Services downgraded the rating on our senior subordinated notes due 2012 from "B" to "B2," with a negative outlook. These ratings, which also apply to our senior subordinated notes due 2011, were assigned primarily as a result of our planned acquisition of Goodman Fielder and the additional indebtedness we planned to incur to finance this acquisition. Further, Standard & Poor's indicated that our ratings could be further downgraded by one notch if we successfully acquired Goodman Fielder. On June 26, 2003, Standard & Poor's removed our ratings from its CreditWatch listing. On June 17, 2003, Moody's assigned a "B2" rating to our senior notes due 2010.

Our credit ratings could change. Any additional downgrade by either Moody's or Standard & Poor's could adversely affect our financial condition and our business operations by increasing our costs for, or limiting or preventing us from securing, additional financing if required by future business or liquidity needs.

We may not be able to generate sufficient cash to satisfy our existing and future debt obligations.

Our ability to pay the required interest and principal payments on our debt depends on the future performance of our business which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors, many of which are beyond our control. The majority of our outstanding senior debt will mature and be payable prior to the maturity of the senior notes and, accordingly, must be repaid prior to the maturity of the notes. In connection with our acquisition of Goodman Fielder we entered into new secured senior term and revolving loan agreements replacing our former senior secured term and revolving loan facility. Our new secured senior term and revolving loan agreements consist of:

- a A$1.3 billion Term A secured senior term loan facility maturing in December 2007;
- a A$100.0 million secured senior revolving loan facility maturing in December 2007; and
- a U.S.$270.0 million Term B secured senior term loan facility maturing in April 2009.

In February 2003, we issued U.S.$210.0 million of our senior subordinated notes due 2011, and in June 2003 we issued U.S.$100.0 million of our senior notes due 2010, in each case to qualified institutional investors in reliance on the exemption from registration provided by Rule 144A under, and to certain persons in offshore transactions in reliance on Regulation S of, the Securities Act. We commenced an underwritten offering in New Zealand of up to NZ$250.0 million of New Zealand subordinated capital notes on May 5, 2003. As of the closing date of the offer on June 27, 2003, we had issued NZ$212.5 million of these capital notes all of which mature prior to the maturity of the senior notes.

Our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. Our business may not generate sufficient cash flow from operations, and we may not realize our currently anticipated revenues, cost savings and operating performance. In addition, we may not have sufficient future borrowings available to us to enable us to pay our debt, including amounts outstanding under our financing arrangements, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we may attempt to restructure or refinance our debt or seek additional equity capital or we may be required to sell assets. These financing transactions could occur at times or on terms that are disadvantageous to us. Because a significant proportion of our assets are pledged as security to the lenders under our secured senior term and revolving loan agreements, we may not be able to restructure or refinance our debt on satisfactory terms.

Despite our current debt levels, we may be able to incur substantially more debt, which could increase the risks described above.

We may be able to incur substantial additional debt in the future. Although restrictions on the incurrence of additional debt are contained in the indentures governing the notes and the agreements that govern our other indebtedness, these restrictions are subject to a number of qualifications and exceptions. Also, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness. In addition, our secured senior financing arrangements permit revolving borrowings of up to A$100.0 million, subject to specific requirements including compliance with financial covenants. As of December 12, 2003, there is no aggregate principal amount outstanding under this revolving facility. To the extent any new debt is added to our current debt levels, the substantial leverage risks described above would increase.

Our ability to incur indebtedness depends, in part, upon our satisfaction of certain financial ratios in our secured senior financing arrangements, the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011, and our senior notes due 2010 and the trust deed and terms of our New Zealand subordinated capital notes. The amount of indebtedness that we can incur will vary as a result of changes in our earnings, cash flows, and ratios to be achieved and other results. As of November 30, 2003, the maximum amount of additional indebtedness that we could have incurred, while remaining in compliance with the agreements governing our secured senior financing arrangements, the indentures governing our senior subordinated notes due 2012 , our senior subordinated notes due 2011, and our senior notes due 2010, and the trust deed and terms of our New Zealand subordinated capital notes, would have been approximately A$381.9 million.

Our inability to comply with the debt covenants contained in the indentures for the notes and in our other debt agreements could lead to an acceleration of our debt and possibly bankruptcy.

The indentures for the notes and our other debt agreements contain a number of significant covenants that limit our ability to:

- incur or guarantee additional indebtedness;
- pay dividends or make distributions on, or redeem or repurchase, our capital stock or subordinated indebtedness;
- make other restricted payments, including investments;
- sell or otherwise dispose of assets, including capital stock of subsidiaries;
- create liens;
- enter into sale/leaseback transactions;
- enter into arrangements that restrict dividends from subsidiaries;
- enter into transactions with affiliates; and
- enter into acquisitions, mergers or consolidations.

In addition, our secured senior financing arrangements, our unsecured senior financing arrangements, our senior subordinated financing arrangements and our subordinated financing arrangements require us to maintain or meet, in connection with any incurrence of debt, certain financial tests, some of which will become more restrictive over time. These restrictions could limit our ability to raise additional debt, make needed capital expenditures, withstand any future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise, all of which could lead to declines in our earnings and cash flow. Changes in economic or business conditions, our cash flow or results of operations or other factors could make us unable to comply with these covenants and cause us to default under our debt agreements. A default under any of our debt instruments could result in acceleration of our debt and possibly bankruptcy.

Our international operations subject us to risks inherent in doing business on an international level.

We may not be able to manage or overcome the risks related to or arising from operating in international markets and across national boundaries. We maintain significant operations in the United States, Canada, Argentina, Brazil, China, Australia, Germany, and New Zealand among other countries. These countries represented approximately 33%, 3%, 5%, 3%, 3%, 30%, 5% and 10% respectively, of our operating revenue for the year ended June 30, 2003. In addition, we anticipate increased revenue in our Latin American operations, including Brazil, due to our recent acquisition of Fleischmann's yeast and industrial bakery ingredients business in Latin America and increased revenue in Australia and New Zealand due to our recent acquisition of Goodman Fielder.

On a pro forma basis, after taking into account our acquisition of Goodman Fielder and the disposal by Goodman Fielder of its milling and ingredients businesses, Australia and New Zealand represent approximately 47% and 17% of operating revenue for the year ended June 30, 2003, respectively. On a pro forma basis, our operations in the United States, Canada, Argentina, Brazil, China and Germany represent approximately 18%, 1%, 3%, 2%, 1% and 3%, respectively, of operating revenue for the year ended June 30, 2003.

We have 114 production facilities, including one under construction, in 28 countries around the world. The following are what we believe to be the material risks inherent in doing business on an international level:

- economic and political instability;
- restrictions on the transfer of funds in or out of the countries in which we operate;
- international incidents and military outbreaks;
- foreign currency fluctuations;
- changes in the laws and policies of the countries in which we manufacture or sell our products;
- work stoppages;
- changes in export controls or import duties;
- trade restrictions; and
- transportation delays.

Our businesses in a country where these issues arise may suffer declines in sales revenues, experience increased costs, be unable to meet customer product needs or obtain a sufficient workforce to conduct their operations. We may be delayed, incur costs in, or be prohibited from transferring cash from any country experiencing these types of problems. For example, under current exchange controls in Argentina, certain transfers by Argentinian companies of funds outside Argentina, including, for example, payments of principal of and interest on loans, dividends and distributions, are subject to the Argentinian Central Bank's prior authorization. On February 5, 2003, the Venezuelan Central Bank and Ministry of Finance entered into an exchange agreement providing that certain debt owed to entities outside of Venezuela or transfers of funds to or from Venezuela, including, for example, payments of principal of and interest on loans, dividends and distributions by Venezuelan companies, are subject to registration with the Venezuelan Foreign Currency Administration Commission and its prior authorization. In addition, and as we have experienced in Argentina, we may experience declines in our earnings as a result of currency exchange rate fluctuations. See "Operating and Financial Review and Prospects — Impact of Foreign Exchange Rate Movements and Governmental Policies".

Fluctuations in the exchange rate of the Australian dollar against the U.S. dollar and other currencies could have a material adverse effect on our reported results of operations and financial condition.

Although a large percentage of our revenue historically has been generated in the United States, we manufacture in 28 countries around the world. For the fiscal year ended June 30, 2003, approximately 36.8% of our operating revenue was denominated in currencies other than U.S. dollars or Australian dollars.

Our consolidated financial statements are reported in Australian dollars. Accordingly, we are exposed to risks from fluctuations in foreign exchange rates. The financial condition and results of operations of our subsidiaries are measured and recorded in the relevant domestic currency of the jurisdiction in which they are located and then, as required, translated into Australian dollars for inclusion in our consolidated financial statements. Fluctuations in the exchange rates of the relevant domestic currency against the Australian dollar can adversely affect, and have adversely affected, our results of operations and financial condition. A depreciation of the Australian dollar against the U.S. dollar would increase our debt levels, while an appreciation of the Australian dollar against the U.S. dollar would decrease our net profits. See "Operating and Financial Review and Prospects — Impact of Foreign Exchange Rate Movements and Governmental Policies". Exchange rate fluctuations have caused, and probably will continue to cause, significant fluctuations in our reported earnings and cash flow and debt levels. These fluctuations may negatively affect our ability to comply with the financial ratios in our debt agreements and affect our ability to make payments of principal and interest on our indebtedness and limit our ability to incur additional indebtedness, when due.

Where possible, we borrow in the same countries and currencies as we locate our assets and generate our cash flows, creating a natural hedge. These hedges or strategies may not be effective in limiting or eliminating the possible adverse effects of foreign currency fluctuations. Our increased indebtedness incurred in connection with our acquisition of Goodman Fielder and the issuance of our senior notes due 2010 have significantly increased our U.S. dollar denominated debt and adversely affected our natural hedge with respect to assets and liabilities denominated in U.S. dollars and made it less effective. See "Operating and Financial Review and Prospects - Impact of Foreign Exchange Rate Movements and Governmental Policies" and "Quantitative and Qualitative Disclosures about Market Risk - Market Risk Factors - Foreign Currency Exchange Rate Risk" for additional information.

Our businesses are highly competitive and aggressive pricing or promotional strategies by our competitors could cause us to lose market share, or experience a decline in revenue or increase in costs.

We operate in highly competitive businesses. We face strong competition from global, regional and local yeast producers in our yeast markets. USA Yeast, a new regional, single plant competitor, has established operations in the North American yeast market, which we project might result in a decrease in the earnings of our U.S. yeast business for the fiscal year beginning July 1, 2003 of approximately U.S.$5 million to U.S.$10 million. In our herbs and spices business, we compete with McCormick & Co. Inc., which has a significantly larger share of the North American herbs and spices market than we do, and a number of other, smaller suppliers. In certain regions, such as Turkey, where we produce and sell yeast, we have experienced aggressive competition on the basis of price.

Goodman Fielder's businesses face competition from large international food companies, such as George Weston Foods, a wholly-owned subsidiary of Associated British Foods, plc, in its baking business, Kellogg Company in its breakfast cereals and nutritious snacks businesses, Kraft Foods Inc. and H.J. Heinz Company in its salad dressing business, and Unilever in its margarines and edible oils businesses. Goodman Fielder operates in markets in which consumers are price conscious and there is a low level of brand loyalty, and Goodman Fielder's bread, breakfast cereal and margarine and edible oils businesses have, in the past, experienced aggressive competition on the basis of price.

If existing competitors or new entrants in one or more of the businesses or regions in which we operate adopt aggressive pricing or promotional strategies, then we could experience:

- a decline in our revenues in that business or region if we lower our sales prices to compete, or a decline in sales volume because of competitors' lower prices; or
- increased costs if we are required to adopt similar promotional strategies to maintain our pricing or volume levels.

Our response to aggressive pricing or promotional strategies of competitors differs from business to business and region to region. However, in any of these circumstances, our net profit and cash flow from operations could decline. See "Information on the Company – Business Description" for additional information regarding our competitors.

The loss of certain major customers could cause us to experience a decline in revenues and operating results.

In our herbs and spices business, our six largest customers accounted for approximately 50% of our total herbs and spices sales in the fiscal year ended June 30, 2003. We may not be able to maintain our relationships with these customers or continue to supply these customers at current levels. The loss of, or a substantial decrease in the amount of sales to, one or more of these large customers could cause a decline in the revenues and operating results of our herbs and spices business.

On an annualized basis, Goodman Fielder's two largest customers, both of which are supermarket operators in Australia, each represent approximately 10% of our consolidated revenue from the sale of goods. We may not be able to maintain our relationships with these customers or continue to supply these customers at current levels. The loss of, or a substantial decrease in the amount of sales to, either or both of these large customers could have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

Supermarkets could reduce Goodman Fielder's profit margins by exerting downward pressure on supply contract prices, increasing the number of "own label" brands for sale at the expense of our products or failing to award supply contracts through competitive tender processes to us.

Some of Goodman Fielder's largest customers are supermarket operators who have, in the past, been able to exert downward pressure on the prices at which products, including our products, are supplied to them, and these customers may continue to do so in the future. Any such downward pressure would have a negative effect on the profit margins we could expect on these products. In addition, supermarkets strongly promote their "own label" products in a number of product categories, including bread. Any growth in "own label" products carried by supermarkets will likely be at the expense of our products, which may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

Goodman Fielder is a major supplier of these "own label" products to supermarkets, and these "own label" products tend to be sold at prices lower than equivalent Goodman Fielder label products, leading to lower profit margins for Goodman Fielder. Frequently, these supply contracts for "own label" products are offered through a competitive tender process. If Goodman Fielder fails to obtain these contracts through this competitive tender process, it may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

The loss of, or price increases in, certain sources of supply of raw materials could cause us to experience reduced sales volume and lower profit margins.

Our production operations depend upon obtaining adequate supplies of raw materials on a timely basis. Our results of operations could be adversely affected if we are unable to obtain adequate supplies of raw materials in a timely manner or if the cost of raw materials increases significantly. In addition, from time to time, suppliers may extend lead times, limit supplies or otherwise increase prices of raw materials due to capacity constraints or other factors. For example, molasses, which is the primary raw material for yeast production and represents approximately 40% of the cost of producing yeast, is a by-product in the processing of sugar. In recent years, the supply of molasses in North America has been contracting as a result of increased sugar extraction rates by sugar mills and the consolidation of existing sugar suppliers. Although molasses has typically been priced and supplied on a region-by-region basis, we believe that continued consolidation in the sugar industry, which results in less price competition among our molasses suppliers, and more efficient refinement of sugar, which results in molasses containing fewer fermentable sugars, could have an adverse effect on the availability, price and quality of molasses.

We may not be able to pass on any increase in the price of molasses to those yeast customers who have fixed the price at which they purchase our yeast for the duration of their contracts with us. Although the sales volumes in our yeast business are directly related to bread production, a staple food, we do experience the effects of price sensitivity with our customers. Some of our fresh yeast customers, typically smaller bakeries, will shift their yeast purchases from fresh yeast to dry yeast if the price of fresh yeast increases above certain levels relative to dry yeast. This can affect us in markets where we face strong competition from dry yeast producers. Black pepper is the main ingredient used in our herbs and spices business. We seek to pass on any increases in price to our customers; however, where we have fixed the price at which our customers purchase our herbs and spices, these increases cannot be passed on immediately.

Wheat represents approximately 89% of the cost of production of flour, a key ingredient in the production of bread. Goodman Fielder has experienced material increases in the price of flour as a result of the recent drought in Australia, and similar adverse weather conditions in other significant wheat producing markets could have an adverse effect on the global price of wheat. We may not be able to immediately pass on any increase in the price of wheat to customers in our bread production business. In addition, Goodman Fielder's edible oils business imports approximately 42% of oils required in this business. Any unfavorable fluctuations in exchange rates could have an adverse effect on this business by increasing our cost of production and, where these costs cannot be immediately passed on to customers, decreasing profit margins.

We may not always be able to obtain raw materials when or where we need them for our business operations, which could lead to reduced sales volumes, lower profit margins and possibly customer relations issues. We also may not be able to pass on all price increases in raw materials to our customers, or we may experience delays in our ability to pass on these increased costs. A significant increase in raw material pricing, which is not offset by product price increases, would negatively impact our profit margins in the affected business operation or region.

We may not be able to maintain production efficiency or avoid production difficulties, which could cause us to lose customers and future revenue, and to experience reduced profitability.

Our production processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. See "Information on the Company – Business Description" and "Information on the Company - Technology and Intellectual Property". Impurities or other problems with raw materials or the production process can lower yields. Our production efficiency will be an important factor in our future profitability and we may not be able to maintain or increase production efficiency to the same extent as our competitors.

If we experience production problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, production capacity constraints, the process involved in upgrading or expanding existing production facilities, changing our process technologies or the closure of a significant production facility, we may not be able to meet the product needs of our customers in one or more business segments or regions, and we could suffer a loss of customers and future revenues, which could lead to reduced profitability.

If our products become contaminated, we may be subject to product recalls or other liabilities which could cause us to incur additional costs or otherwise adversely affect us.

We take all reasonable precautions to ensure that our products are free from contamination. However, in the event that contamination of our products occurs, it may lead to business interruption, product recalls or liabilities to our customers, which may have an adverse effect on our business, reputation, prospects, financial condition and results of operations. In the 2002 fiscal year, we incurred costs relating to a dry yeast recall in Asia Pacific. In addition, Goodman Fielder has in the past incurred similar costs and may do so in the future. Although we maintain insurance policies against certain of these risks, in the event contamination occurs, we may not be able to enforce our rights in respect of these policies and any amounts that we do recover may not be sufficient to offset any damages we may suffer.

We may be unable to protect our trademarks and other intellectual property rights.

Our trademarks and other intellectual property rights are important to our success and our competitive position. We are susceptible to others infringing our intellectual property rights. Infringement of our intellectual property rights could diminish the value of our brands or otherwise adversely affect our revenues. Goodman Fielder has in the past resolved conflicts regarding intellectual property through both legal action and negotiated settlements, none of which, we believe, has had a material impact on its business, financial condition and results of operations. Nevertheless, the actions we take to establish and protect our trademarks and other intellectual property rights may not be adequate to prevent imitation of our products by others or to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others. In addition, others may assert rights

in, or ownership of, trademarks and other intellectual property rights of ours, or in trademarks that are similar to ours or trademarks that we license and/or market, and we may not be able to successfully resolve these types of conflicts to our satisfaction.

Our business operations could be significantly disrupted if we lose members of our management team.

Our success depends to a significant degree upon the continued contributions of our management, including our executive officers and key employees, both individually and as a group. Our future performance will be substantially dependent on our ability to retain and motivate them. Most of our managers, including our chief executive officer, Thomas Degnan, have extensive experience critical to our business. The loss of their services could make it difficult for us to execute our business strategy and otherwise have a significant negative impact on our business.

Three of the members of the board of directors of Burns, Philp & Company Limited may have interests that differ from those of our securityholders because of their significant interests in our ordinary shares or participation in our management.

Burns Philp's board of directors has six members, including Thomas Degnan, our chief executive officer, and Graeme Hart, our deputy chairman. Mr. Hart has significant ownership interests in our stock, and Mr. Degnan is a member of our executive management. In addition, Bryce Murray, appointed to Burns Philp's board of directors in June 2003, is chief financial officer of Rank Group Limited. Rank Group is a private company through which Mr. Hart holds beneficial interests in our securities. The presence of a significant shareholder and an officer on Burns Philp's board of directors may increase the risk of conflicts of interest between Burns Philp's board members and our securityholders, as well as raise concerns about the ability of Burns Philp's board of directors to independently oversee our businesses and exercise independent judgement in discharging its duties. See "Directors, Senior Management and Employees".

Mr. Hart, through his ownership of our stock, has a substantial influence over the affairs of the Burns Philp Group. A disposition of our stock by Mr. Hart could have adverse consequences to us under our secured senior funding agreement.

As of November 28, 2003, Mr. Hart beneficially owned approximately 57.6% of our outstanding voting stock on a fully diluted basis, consisting of ownership of 53.7% of our presently issued ordinary shares and ownership of 67.4% of our outstanding converting preference shares. His ownership of our voting stock could prevent or delay an acquisition of the Burns Philp Group that is not satisfactory to him. In addition, Mr. Hart is deputy chairman of Burns Philp's board of directors. Mr. Hart, through his significant ownership interest in us, substantially influences our management and policies. We also have relationships with Mr. Hart's company under which we reimburse it for the salaries and travel and expenses of employees of his private company who perform services for us. Rank Group owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a foods group supplying a range of dairy products. A controlled entity of Goodman Fielder, Goodman Fielder New Zealand Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ$6 million per year. See "Major Shareholders and Related Party Transactions". Circumstances may occur in which the interests of Mr. Hart, as an equity investor, could be in conflict with the interests of our securityholders.

If Mr. Hart or certain of his affiliates or family members cease to beneficially own at least 35% of our stock on a fully diluted basis and be our largest single shareholder, or group of shareholders, the lenders holding at least two-thirds of the aggregate principal amount outstanding under our Term A loan secured senior funding agreement are entitled, in accordance with the terms of that agreement, to demand prepayment in full, and the lenders holding at least a majority of the aggregate principal amount outstanding under our Term B secured senior loan facility, are entitled, in accordance with the terms of that agreement, to demand prepayment in full. In addition, the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011 and our senior notes due 2010, contain provisions requiring that we offer to purchase the notes issued thereunder at 101% of their respective principal amounts, plus accrued and unpaid interest, upon a change of control, and we would be in default under these indentures if we are unable to consummate these offers or if our senior secured indebtedness were to be accelerated. As of June 30, 2003, we had approximately A$1,726.1 million of indebtedness outstanding under our secured senior financing arrangements, approximately A$149.9 million in respect of the senior notes due 2010, approximately A$899.4 million of senior subordinated notes, consisting of our senior subordinated notes due 2011 and 2012, and other indebtedness outstanding that we expect would be in default if our senior indebtedness were accelerated. We may not be able to repay or refinance any of this indebtedness in the event of a prepayment demand by our lenders. Any such prepayment demand arising as a result of these events would have a material adverse effect on our financial condition and could possibly lead to bankruptcy.

We may not be able to consummate future acquisitions and certain consequences of acquisitions which we do complete may adversely affect us.

We plan to continue to pursue strategic acquisitions and investments that will expand our yeast and bakery ingredients businesses and our activity in the food and non-alcoholic beverage industry generally. We may not be able to identify or complete additional acquisitions or investments or, if we do and they are consummated, we may not realize any anticipated benefits from such acquisitions or investments. We may pursue additional acquisitions and investments in areas of the food and non-alcoholic beverage sector outside our core businesses where our knowledge and expertise may be lower. In addition, we may not be able to obtain financing and, depending on the terms of additional acquisitions or investments, any financing could be restricted by the terms of our secured senior indebtedness, and the indentures governing our senior subordinated notes due 2012, our senior subordinated notes due 2011 and our senior notes due 2010. We are also required to comply with the covenants under our secured senior indebtedness to be permitted to make acquisitions and, if we cannot comply with these covenants, or obtain the consents required under our secured senior indebtedness, we may not be able to make a particular acquisition. In addition, most of the agreements governing our other indebtedness also contain restrictions on certain investments. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. In addition, we may be required by regulatory authorities, in order to consummate a possible future acquisition, to divest part of our existing operations. Future acquisitions could result in the incurrence of additional debt, contingent liabilities and amortization expenses related to goodwill and other intangible assets and increased capital expenditures, interest and other costs, any of which could have a material adverse effect on our financial condition and operating results by reducing our net profit or increasing our total liabilities, or both.

Compliance with environmental and other governmental regulations could be costly and require us to make significant expenditures.

Our operations, including those of Goodman Fielder, are subject to extensive federal, state, provincial, regional and local environmental laws and regulations relating to the protection of the environment and human health and safety, including those governing air emissions, water and wastewater discharges, noise and odor emissions and the management of, disposal of and exposure to hazardous materials. We could incur substantial costs, including clean-up costs, fines and civil or criminal sanctions, third-party property damage or personal injury claims and capital expenditures for equipment upgrades, as a result of compliance with, violations of or liabilities under environmental laws or non-compliance with environmental permits applicable to our production facilities. For example, in a number of jurisdictions, we have been required to build effluent treatment plants to process the waste by-products resulting from yeast production at our manufacturing operations and to undertake other significant capital improvement projects as a result of these types of regulations. Laws and regulations relating to workplace safety and worker health which, among other things, regulate employee exposure to hazardous substances in the workplace, also govern our operations.

The nature of our operations exposes us to the risk of liabilities or claims with respect to environmental matters, including those relating to contamination at sites we currently or formerly owned or operated, including contamination caused by prior owners and operators, abutters or other parties, and the off-site disposal of hazardous materials. We may incur material costs in connection with such liabilities or claims. In addition, liabilities or claims may arise or be exacerbated by:

- amendments or enactments of environmental or health and safety legislation or regulations;
- a change in enforcement, administration or interpretation of existing or future laws or regulations; or
- a change in the amount of future expenditures which may be required to comply with these environmental or health and safety laws or regulations or to respond to environmental claims.

We may face difficulties in integrating the businesses of Goodman Fielder.

To achieve the anticipated benefits of the Goodman Fielder acquisition, we will need to continue the integration of the businesses of Goodman Fielder with our operations. We will face significant challenges in consolidating functions and integrating procedures, personnel, product lines and operations in an efficient and effective manner. The integration process will be complex and time consuming, may be disruptive to, and may cause an interruption of, or a loss of momentum in, the businesses as a result of a number of obstacles, such as:

- the loss of key employees or customers;
- the need to coordinate increasingly diverse organizations;
- difficulties in integrating administrative and other functions;
- the loss of key members of Goodman Fielder management following the acquisition; and
- the diversion of our management's attention from our day-to-day operations.

If we are not successful in integrating Goodman Fielder's businesses or if the integration takes longer than expected, we could be subject to significant costs and our business could be adversely affected.

Our acquisition of Goodman Fielder has significantly increased the size of our operations and the risks described in this report.

Our acquisition of Goodman Fielder has significantly increased the size of our operations and may intensify some of the other risks described in this annual report. There will also be additional risks associated with managing a significantly larger company, including, among other things, the application of company-wide controls. In connection with this acquisition, the rating agencies lowered our debt ratings in January 2003, which may increase our cost of financing and may impair our ability to obtain additional financing in the future. Standard & Poor's indicated that our ratings could be further downgraded by one notch following our acquisition of Goodman Fielder.

Goodman Fielder has given warranties and indemnities to the relevant purchasers in connection with its recent business disposals, which have not yet expired.

Goodman Fielder has disposed of a number of its businesses, including its milling business and its ingredients business segment, and has given warranties and indemnities to the relevant purchasers of these businesses in connection with these disposals. The time periods within which a claim can be brought under these warranty and indemnity provisions have not yet expired and we have experienced a few claims under these indemnities, refer "Litigation and Regulatory Matters". If any material claims under these provisions are successfully brought against Goodman Fielder, it may have an adverse effect on the business, financial condition and operations of Goodman Fielder and on our consolidated businesses, financial condition and operations.

INFORMATION ON THE COMPANY

History and Development of the Company

General

We are one of three global yeast producers and our primary focus in our yeast business is on the production of fresh yeast. We believe we have a leading position in the majority of the markets where we produce yeast, including North America, where we are a leading supplier of industrial and consumer yeast. In North America we market our consumer yeast under the *Fleischmann's* brand where, for the 52 week period ended November 15, 2003, our market share was approximately 64.4%. Yeast is a non-substitutable ingredient used in the production of bread. We produce fresh and dry yeast for supply to thousands of industrial bakeries around the world every day and packaged fresh and dry yeast for consumer use in at-home baking. In addition, we manufacture and distribute bakery ingredients and yeast extracts. We are the second largest supplier of herbs and spices to supermarkets in North America and market our brands under the *Durkee, Spice Islands* and *French's* brands, among others. Following our acquisition of Goodman Fielder, our operations also include the manufacture and sale of branded food products, including bread and baked goods, breakfast cereals, margarine, flour, and snack foods primarily in Australia and New Zealand.

Our operations have a global reach with 114 production facilities, including one facility currently under construction, across 28 countries and distribution networks which supply a large number of additional countries. Our businesses do not generally experience seasonality, except for our consumer yeast business and our herbs and spices business which experience some seasonality in sales around the Thanksgiving and Christmas period. Approximately one third of the sales of these two businesses are generated during the months of September, October and November.

For the fiscal year ended June 30, 2003, we generated operating revenue, operating EBITDA and operating EBIT of A$1,887.2 million, A$331.0 million and A$222.7 million, respectively. We present operating EBIT and operating EBITDA, on a consolidated basis and separately for certain parts of our operations throughout this section. For additional information regarding how we calculate these measures, why we present these measures, and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

For the year ended June 30, 2003, we derived approximately 42.6%, 18.5%, 24.6%, and 8.6% of our operating revenues from our yeast business, our herbs and spices business, our Goodman Fielder Australia business and our Goodman Fielder New Zealand business, respectively. Because we acquired Goodman Fielder on March 19, 2003, the results for our Goodman Fielder Australia and Goodman Fielder New Zealand businesses reflect revenues recognized subsequent to that date. Over the same period, approximately 36.0%, 8.7%, 10.1% and 45.2% of our operating revenue was generated in North America, Europe, Latin America and Asia Pacific, respectively.

We recently acquired Goodman Fielder, and provide more information about its operations in "Goodman Fielder Businesses" in this section of the document.

History

Burns, Philp & Company Limited was incorporated in the State of New South Wales in Australia on April 20, 1883 and, from its origins as a trading company, developed over 100 years into a large conglomerate with diverse business operations throughout Australia and the South Pacific region. It is limited by shares and is a public company listed on the Australian Stock Exchange. The Company operates under the Australian Corporations Act (2001).

Since the mid 1980s, our strategy has been to concentrate on the food industry by selling several non-core businesses and expanding into food businesses globally. In early 1997, we decided to focus on our global yeast and bakery ingredients businesses and started to dispose of most of our non-core assets. We restructured our management team and, as a result of a significant write-down in the asset value of our herbs and spices business, we undertook renegotiations of our senior debt and restructured our share capital.

Public Take-over Offer

We acquired effective control of Goodman Fielder on March 19, 2003 pursuant to our unsolicited offer for all the outstanding shares of Goodman Fielder that we did not already own. Our effective offer price for these shares was A$1.635 per ordinary share. We closed our offer on March 28, 2003, at which time we had acquired 93.7% of Goodman Fielder's outstanding ordinary shares and on June 12, 2003, we announced that we had acquired all of Goodman Fielder's outstanding shares following completion of a compulsory acquisition process.

Corporate Information

As of December 2003, our executive offices are located at Level 23, 56 Pitt Street, Sydney, NSW 2000, Australia. Our telephone number in Australia is +61 2 9259 1111. Our executive office in the United States is located at 240 Larkin Williams Industrial Court, Fenton, Missouri 63026. We have appointed CT Corporation System, 111 8th Avenue, 13th Floor, New York, New York 10011 as our agent for service of process.

Our Strengths

We believe that we possess the following strengths, which position us to maintain our growth and enhance our profitability:

- yeast is a non-substitutable ingredient used in the production of bread, an everyday staple food item
- stable end-markets
- significant position in the Australian and New Zealand consumer branded food markets
- significant position in global industrial yeast market
- significant position in North America consumer yeast
- focus on being low cost producer
- few large competitors in our yeast business
- strong market positions in rapidly growing Asian markets
- strong relationships with our broad base of established customers
- experience in consumer branded products
- track record in efficient capital management and cost control
- highly experienced management team

Business Strategy

We intend to pursue performance improvement and growth opportunities in yeast and other food and non-alcoholic beverage businesses through organic growth and through acquisitions. Our business strategy emphasizes the following key elements:

- maintain our market position
- optimize plant configuration
- expand participation in dry yeast export market
- expand plants in high growth markets and pursue new plant opportunities
- pursue selective acquisitions and investments
- improve performance in herbs and spices
- maximize efficiency of funds invested
- reduce our cost base and increase performance
- improve margins in low growth markets

Business Overview

Segment Revenues

The following tables, including the notes thereto, summarize our operating revenues by industry segment and by geographic segments by region. This information should be read together with the information presented above in "Key Information - Selected Historical Consolidated Financial Data".

DATA IN ACCORDANCE WITH AUSTRALIAN GAAP	Fiscal Year Ended June 30,		
	2001	2002	2003
Statement of Financial Performance Data:	(A$ million)		
Operating revenue[(1)]			
Revenue from sale of goods:			
Yeast and bakery ingredients:			
North America	$340.7	$349.7	$305.0
Europe	144.7	163.5	163.7
Latin America	223.8	167.4	191.4
Asia Pacific	135.8	142.3	143.7
Total yeast and bakery ingredients	845.0	822.9	803.8
Herbs and spices	387.4	381.9	348.4
Goodman Fielder Australia	-	-	464.9
Goodman Fielder New Zealand	-	-	161.8
Other	93.6	88.0	101.3
Total revenue from sale of goods	$1,326.0	$1,292.8	$1,880.2
Revenue from rendering of services	30.7	29.9	7.0
Total operating revenue	$1,356.7	$1,322.7	$1,887.2

	Fiscal Year Ended June 30,					
	2001		2002		2003	
By Geographic Segment	(A$ million, except percentages)					
Operating revenue[(1)]						
North America	$817.0	60.2%	$816.2	61.7%	$678.9	36.0%
Europe	144.7	10.7	163.5	12.4	163.7	8.7
Latin America	223.8	16.5	167.4	12.7	191.4	10.1
Asia Pacific	171.2	12.6	175.6	13.2	853.2	45.2
Total operating revenue	$1,356.7	100.0%	$1,322.7	100.0%	$1,887.2	100.0%

(1) Operating revenue consists of revenue from sale of goods and revenue from rendering of services.

Business Description

Yeast and Bakery Ingredients Business

We believe we are one of the largest fresh yeast producers in the world and a leading supplier of fresh yeast in North America, which we regard as consisting of the United States and Canada. We operate 33 yeast plants, in 23 countries with one plant under construction. The majority of our yeast plants produce fresh yeast and some produce dry yeast for distribution in local markets and for export.

As yeast production is a complex process, requiring the technology and industry expertise to identify and reproduce specific strains of yeast, to de-water and dry cream yeast to make block yeast and dry yeast and to ensure our packaging preserves the condition of our product, all our production facilities have a quality control laboratory staffed by qualified chemists or biologists. In each of our facilities, we maintain costly, stainless steel tanks, pumps and blowers and, in some of our facilities, we use automated manufacturing processes. We are required to maintain a food-grade standard level of cleanliness, often called "clean in place", a critical element to ensure the quality of our yeast strains. In addition, we maintain a central technical and development facility that provides technical support and training across our yeast business. See "Information on the Company - Technology and Intellectual Property".

We manufacture various types of yeast extracts at two plants, one in Hamburg, Germany and the other in Hutchinson, Minnesota. We also supply some dry yeast to the specialty wine and health food markets.

We also produce and distribute bakery ingredients, particularly in fragmented markets where bakers value relationships with suppliers that are able to meet the bulk of their ingredient needs. These markets include Latin America and Asia, where we supply products such as dough conditioners, leaveners, fats and oils. We operate five bakery ingredients plants in five countries.

North America

We believe we are a leading producer of yeast in North America and we are the largest consumer yeast producer in North America. We sell our yeast products in North America under the *Fleischmann's* brand name.

In North America, our yeast business generated operating revenue of A$305.0 million for fiscal 2003.

Industrial Yeast

We believe we are a leading producer of industrial yeast in North America. In the North American industrial yeast market we supply fresh yeast, in cream, block or crumbled form, to a relatively small number of large-plant bakeries. In addition, we supply fresh yeast, in block or crumbled form, and dry yeast to smaller bakeries and to the food service industry, including fast food chains and restaurants.

We typically supply our cream yeast to the large-plant bakeries under annually renewable contracts. These contractual arrangements are generally negotiated directly by our own sales force. Our cream yeast is generally delivered to the large-plant bakeries using refrigerated tanker trucks. These tanker trucks are owned and operated by independent third parties, although we retain the risk in respect of the product during transportation, a risk for which we maintain insurance. Large-plant bakeries usually have cream yeast receiving systems, which are on-site storage systems that are integrated into the bakeries' production processes and are frequently supplied and financed by yeast producers like ourselves. We supply yeast to smaller bakeries either directly or through independent distributors acting on our behalf, who generally purchase the yeast from us to resell for their own account. Our dry yeast does not require refrigeration and has a much longer shelf life than cream yeast. We transport dry yeast to our customers by trucks, which are owned and operated by independent third parties and, in most markets, we retain the risk in respect of the product during transportation. We maintain insurance to cover this risk.

Our major competitors in the North American industrial yeast market are Red Star Yeast, wholly owned by Lesaffre, and Lallemand, a privately owned Canadian company whose activities are primarily confined to North America. We and our two major competitors are of a broadly similar size and are capable of supplying the full range of yeast products to bakeries anywhere within North America. Recently, USA Yeast, a new, single plant regional yeast producer, established operations in the North American market.

In addition to yeast, we produce a range of bakery ingredients products, such as dough conditioners, mould inhibitors, leaveners and other baking related ingredients. Generally, these products are supplied to the same bakery customers and complement our yeast products. Our bakery ingredients products are marketed under the *Benchmate* brand name.

We operate three yeast plants in North America. These are located in Memphis, Tennessee, Calgary, Alberta and LaSalle, Quebec. In addition, our range of bakery ingredients is produced at our plant in Greenville, Texas.

We have taken significant steps to rationalize our portfolio of yeast plants in recent years in order to maintain our competitive position as a low cost producer of yeast. In April 2001, we closed our yeast plant in Gastonia, North Carolina, with its production transferred to our lower-cost LaSalle plant. In May 2002, we closed our high-cost Oakland, California plant. Production of fresh yeast formerly carried out by our Oakland plant has been transferred to LaSalle and LaSalle's production of dry yeast has been reduced, with the shortfall being supplied by our dry yeast plants in Portugal and Brazil.

Consumer Yeast

In North America we sell our consumer yeast under the *Fleischmann's* brand name where, for the 52 week period ended November 15, 2003, our market share was approximately 64.4%. Our major competitor in the consumer yeast market is Lesaffre and together we are the principal suppliers of yeast to the North American consumer market.

Our major customers are the supermarket chains. Due to our significant market share, we have product offerings in almost every supermarket and, in many of those supermarkets, *Fleischmann's* is the only brand of yeast available. We negotiate contractual arrangements with the supermarkets directly and utilize brokers to stock supermarket shelf space on our behalf.

Our consumer yeast products are manufactured and packaged at our plant in LaSalle, Quebec and distributed through independent distributors by trailer truck. In most markets, we retain the risk in respect of the product during transportation. We maintain insurance to cover this risk.

Europe

Yeast

We believe we are among the largest producers of yeast in Europe. We produce and supply fresh yeast to a diverse set of bakery customers ranging from a small number of large-plant bakeries to several thousand smaller bakeries. While Europe remains a predominantly fresh yeast market, the proportion of fresh yeast sold in the form of cream yeast is lower than that of North America due to the smaller number of large-plant bakeries.

Our European yeast business generated operating revenue of A$163.7 million in fiscal 2003.

We currently distribute our yeast to ten countries in Europe. These consist of the six countries in which we have production facilities, namely England, Germany, Portugal, Ireland, Spain and Turkey, as well as Belgium, France, Luxembourg and the Netherlands, where we do not have production facilities. Our operations in England and Ireland are joint ventures with local partners. Competition throughout Europe varies from country to country. In general, we compete throughout Europe with Lesaffre and Royal DSM. In particular countries, however, we also compete with local yeast producers such as Pakmaya and Akmaya in Turkey and Geigold and Aroussen in Germany.

The greater number and diversity in size of bakeries in Europe influences the nature of our distribution system. For example, while we deliver cream yeast directly to some customers by tanker trucks owned by third parties, as in North America, we place a greater reliance in Europe on third party distributors, who generally purchase our product to resell for their own account, to supply our yeast to smaller bakeries. Where we use third-party tanker trucks, we retain the risk in respect of the product during transportation and maintain insurance to cover this risk. In many cases, we have contractual arrangements with distributors to ensure a supply channel to smaller bakeries. Where we use distributors, risk and title are transferred when the yeast is delivered.

Our yeast drying plant in Portugal was commissioned in October 2001 and, together with our dry yeast production facilities in Brazil, Vietnam and China, has provided the basis for our strategy to grow our share in the global dry yeast market.

Yeast Extracts

We are one of the few large producers of yeast extracts in the world. Yeast extracts are used as a natural savory food flavoring for the food industry or as growth media for the pharmaceutical and fermentation industries.

We produce various types of yeast extracts from our plants located in Hamburg, Germany and Hutchinson, Minnesota. At Hutchinson, we produce a form of yeast extract known as torula yeast, sold under the brand names *Pure Culture Products* and *Provesta*. Torula yeast is used as a food flavoring input primarily in the production of soups and processed meat products in North America.

Our Hamburg plant produces extracts for use as both food flavorings and growth media. These products are sold worldwide under the *Ohly* brand, with a major part of the sales being made in Europe. Our largest customer in Europe uses yeast extracts as a growth media for the production of pharmaceuticals. This requires us to produce a yeast extract to very exact specifications and with high standards of quality control. Our work with this customer has resulted in us forming a close long term relationship which we believe will form the basis of our growth in this aspect of the yeast extracts business in the future.

Although our yeast extracts business is managed by our European yeast management team, revenues and operating EBITDA for yeast extracts manufactured at our Hamburg plant and for our yeast extracts manufactured at our Hutchinson plant are accounted for in our European yeast operations and our North American yeast operations, respectively.

Latin America

We believe we are one of the largest producers of fresh yeast in Latin America. The yeast markets in Latin America are quite different from those in North America. The customer base primarily consists of thousands of small bakeries. We estimate that in our two largest markets in Latin America, Argentina and Brazil, there are over 15,000 and over 45,000 bakeries, respectively. In these markets, we believe having access to an efficient and reliable distribution network is key to the ability to sell yeast. Consequently, we supply our yeast to distributors who supply these products to the bakeries. Generally, these distributors purchase our product to resell for their own account. Upon delivery of our yeast to these distributors, risk in and usually title to, the yeast passes to them.

Within Latin America, we operate in Argentina, Brazil, Uruguay and Chile. Following our acquisition on October 31, 2002 of Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International, we also operate in Columbia, Peru and Ecuador, and have trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua. Our Latin American yeast business generated operating revenue of A$191.4 million for fiscal 2003.

Argentina

We believe we are one of the largest producers of yeast in Argentina. In Argentina, we operate primarily in three product segments: fresh and dry yeast and bakery ingredients, edible fats, and oils and margarines. Products in each of these segments are sold under our *Calsa* brand name, a brand name which has high recognition among bakers. Our ability to offer a wide range of bakery input products under a well recognized brand name is particularly beneficial in our attracting and retaining distributors, providing us with a key competitive advantage in this market. Within Argentina, we operate one yeast plant and one edible fats and oils plant.

Our yeast competitors in Argentina are Lesaffre, Royal DSM and Levapan S.A., a regional producer based in Colombia. Our major competitor in fats, oils and margarines is Danica.

We have experienced a reduction in our sales volumes as a result of the economic downturn in Argentina. The volume declines in yeast have been less than those in fats, oils and margarines, which are used in more discretionary products such as cookies, cakes and pastries. To reduce the impact of the current economic difficulties in Argentina, we have implemented and continue to undertake numerous initiatives to maintain our profitability. These include, for example, managing our cost base by transferring production to and expanding low cost plants, closing high cost plants, reducing staff and management personnel numbers, raising prices to recover input cost increases and reducing our working capital investment.

Brazil

We believe we are one of the largest producers of yeast in Brazil and have grown our market position significantly since commissioning our plant in the Sao Paulo region in 1996. There are a number of other yeast producers in the Brazilian market including Itaiquara, Levapan, Lesaffre and Royal DSM. Currently we are experiencing relatively low yeast prices and profitability in Brazil.

We operate in Brazil from our Sao Paulo plant where we produce fresh and dry yeast. Our market position has grown as a result of our low cost, high quality product and the deterioration of the Brazilian exchange rate, which has increased sales of locally produced dry yeast compared to imported product. A large proportion of the dry yeast we produce in Brazil is exported to markets in Africa, the Middle East and North America.

As a result of our acquisition in October 2002, from Kraft Foods International, Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have two additional plants in Brazil, one located at Petropolis and another located at Jundiai. In June 2003, we closed our Petropolis plant.

Uruguay and Chile

We also operate yeast and bakery ingredients businesses in Uruguay and Chile. Our Chilean operations are conducted through a joint venture.

Colombia, Peru and Ecuador

As a result of our acquisition in October 2002, from Kraft Foods International, Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have operations in Colombia, Peru and Ecuador and additional plants in Palmira, Colombia, Callao, Peru and Duran, Ecuador. In addition to these countries, we also have trading operations in Venezuela, Bolivia, Guatemala, El Salvador, Costa Rica, Honduras and Nicaragua.

Asia Pacific

We believe we are one of the leading producers of yeast in the Asia Pacific market. We now hold leading market positions across the eight countries in which we operate and have been acquiring and constructing yeast plants for over 20 years in the Asia Pacific region. As the Asia Pacific markets grow, we will seek to maintain these leading positions through ongoing investment to improve our capacity. Since 1997, we have constructed new plants in Vietnam and China, expanded several existing plants, including those in China, Indonesia, the Philippines and Vietnam and acquired additional yeast operations in India. We are currently involved in the construction of a new joint venture plant in Pakistan, and have recently entered into a joint venture agreement for the construction of a new yeast plant in the Xianjiang province in China.

Our Asia Pacific business generated operating revenue of A$143.7 million for fiscal 2003. We currently produce both fresh and dry yeast to meet the requirements of the Asia Pacific markets. The market in Asia is primarily a dry yeast market where the customers are predominantly smaller independent bakeries. We anticipate that as infrastructures develop, bakers will increase their use of fresh yeast and we will be well positioned to benefit from developing fresh yeast opportunities.

Competition in the region varies by country. In general, we compete against imported dry yeast supplied by Lesaffre and Royal DSM, together with a number of small local producers specific to each market.

We operate in China, Vietnam, Indonesia, Malaysia and the Philippines through joint venture agreements with local partners. We believe these agreements provide us with local knowledge and access to distribution networks and customers. In China, we typically partner with a local government organization that often also has an interest in the local sugar mill which provides us with secure and reliable access to our key raw ingredient, molasses.

Within the Asia Pacific region, we have yeast production operations in China, Malaysia, Indonesia, the Philippines, Vietnam, India, Australia and New Zealand. We produce bakery ingredients from plants located in China, India, Vietnam, Malaysia, Indonesia, the Philippines and New Zealand. We also operate a yeast and bakery ingredients distribution business in Sri Lanka, with product supplied from our Indian business. In addition to the local markets in which we operate, we supply dry yeast produced in Australia, China and Vietnam to many export markets, including Russia, Japan, Laos, Cambodia, Thailand and the Middle East.

Following our acquisition of Goodman Fielder, Goodman Fielder's International business has been merged into the Yeast Asia Pacific business because of its similar distribution channels and customers. Prior to this, the division had a total of 25 manufacturing sites in Papua New Guinea, Fiji, New Caledonia, the Solomon Islands and China, as well as an interest in two edible oil joint ventures in Indonesia and China. In Fiji and Papua New Guinea, the division's products have strong market shares in the margarine, snacks and feed categories. In Fiji, the division's products also have the leading market position in the processed chicken category.

The business also manages the export of Goodman Fielder Australia's and Goodman Fielder New Zealand's manufactured products to over 25 countries. These products include margarine and oils, and extruded and salty snacks. For the year ended June 2003, the operating results of the Goodman Fielder International businesses have been included in the "Other" business segment.

Herbs and Spices Business

We believe we are the second largest manufacturer and distributor of herbs and spices in North America. Our business is involved in the manufacture, distribution and marketing of herbs, spices, dry sauce mixes and gravies, cake decoration products and related items in North America.

Our herbs and spices business generated A$348.4 million of operating revenue for fiscal 2003. We market our products under several brand names which we own, including *Spice Islands, Durkee, Tone's, Trader's Choice, Dec-A-Cake* and one brand name, *French's*, which we market under a license. These brand names range from a top-shelf gourmet line to a low-price value line to meet the needs of all types of consumers.

Our operations are focused on the provision of these products to the retail and food service channels. Within the retail channel, we supply product primarily to supermarkets, grocery stores and club stores. Often, when we sell our products to the retail channel, we pay slotting expenses to the retailer for shelf space. In some cases we also engage brokers to carry out in store presentations for which we pay the brokers a commission, consisting of a small percentage of the sales. We are not involved to any material degree in the provision of bulk herbs and spices to industrial food manufacturers.

Our major retail customers are the supermarket chains, accounting for approximately 51% of our operating revenue, and the club stores, which contributed approximately 30% of our revenue for the year ended June 30, 2003. Sales to the foodservice channel, for on-sale to restaurants and catering institutions, account for approximately 18% of our operating revenue. All of our products are distributed by trailer trucks owned by third parties directly to our customers' retail outlets or distribution centers. We retain the risk in respect of the product during transportation and maintain insurance to cover this risk.

Our major competitor is McCormick & Co. Inc. There are also a number of smaller regional competitors such as The C.F. Sauer Company and Morton & Bassett Spices. Our business operates from a single plant near Des Moines, Iowa. This plant, which has over 750,000 square feet of space, meets all the needs of our herbs and spices business including raw material storage, product processing, bottling and packaging, warehousing and distribution.

We also have some minor interests in the production and sourcing of herbs and spices through our wholly owned Indian subsidiary, Cochin Spices.

In 1997 after considering a divestiture of our herbs and spices business, we decided to undertake a significant restructuring. We are currently realizing profits and generating positive cash flows from the business. We continue to review our options for the herbs and spices business and examine the extent to which it is core to our overall strategy.

Goodman Fielder Businesses

Goodman Fielder manufactures and markets bread and breakfast cereals, edible oils, snack foods, meal components, such as pasta sauce, and food ingredients, and derived 64% of its sales revenues in the six months ended December 31, 2002 from its Australian operations, 21% of its sales revenues in the six months ended December 31, 2002 from its New Zealand operations and the remainder from its operations in Papua New Guinea, the South Pacific, Asia, Europe and North and Latin America.

Goodman Fielder's audited consolidated financial statements for its fiscal year ended June 30, 2002 and unaudited interim consolidated financial statements for the six months ended December 31, 2002 reflect certain businesses that have been sold by Goodman Fielder. On August 15, 2001, Goodman Fielder disposed of its international Germantown dairy stabilizers business for proceeds of A$197.4 million. On March 28, 2002, Goodman Fielder disposed of a portion of its Leiner Davis Gelatin business for proceeds of A$190.7 million. On April 4, 2003, Goodman Fielder disposed of the remaining portion of its Leiner Davis Gelatin business for proceeds of A$110.8 million which concluded the disposal of Goodman Fielder's ingredients business segment. On October 4, 2002, Goodman Fielder disposed of its Australian milling operations for proceeds of A$195.3 million.

For more information about Goodman Fielder's financial condition and results of operations, and the effects of the business combination with Goodman Fielder on our financial condition and results of operations, see Goodman Fielder's audited consolidated financial statements for the year ended June 30, 2002.

The following tables, including the notes thereto, summarize Goodman Fielder's operating revenues by industry segment and by geographic segments. This information should be read together with Goodman Fielder's audited consolidated financial statements for the year ended June 30, 2002.

	Fiscal Year Ended June 30,					
	2000		2001		2002	
	(A$ million, except percentages)					
By Business Segment						
Operating revenue(1)						
GF Consumer Foods	$905.4	28.9%	$828.9	27.1%	$846.6	28.6%
Baking Australia	716.3	22.8	772.8	25.2	765.6	25.9
GF Australia	1,612.7	51.7	1,601.7	52.3	1,612.2	54.5
GF New Zealand	476.1	15.2	486.6	15.9	511.4	17.3
International	319.6	10.2	306.4	10.0	297.3	10.0
Total continuing operations	$2,417.4	77.1%	$2,394.7	78.2%	$2,420.9	81.8%
Discontinued operations						
Milling Australia	285.0	9.1	260.3	8.5	268.0	9.1
Ingredients	398.2	12.7	407.5	13.3	268.6	9.1
Poultry(2)	35.7	1.1	—	—	—	—
Total operating revenue	$3,136.3	100.0%	$3,062.5	100.0%	$2,957.5	100.0%

	Fiscal Year Ended June 30,					
	2000		2001		2002	
	(A$ million, except percentages)					
By Geographic Segment						
Operating revenue(1)						
Australia	$2,130.5	67.9%	$1,966.6	64.2%	$1,952.3	66.0%
New Zealand	518.8	16.5	520.1	17.0	521.0	17.6
Other	487.0	15.6	575.8	18.8	484.2	16.4
Total operating revenue	$3,136.3	100.0%	$3,062.5	100.0%	$2,957.5	100.0%

(1) Operating revenue consists of revenue from sale of goods to third parties.

(2) Goodman Fielder's poultry business segment was sold in August 1999.

Reconciliation of Net Profit to Operating EBIT and Operating EBITDA by Business Segment

Fiscal year ended June 30, 2002

	Baking Australia	Consumer Foods	Goodman Fielder Australia (sub-total)	New Zealand	International	Milling Australia[4]	Ingredients[4]	Corporate	Consolidated Total
					(A$ million)				
Net profit									$162.4
Income tax expense									61.5
Net interest expense									52.0
EBIT	$27.0	$47.7	$74.7	$64.8	$14.7	$25.5	$126.1	$(29.9)	$275.9
Add/(deduct): Individually significant items[2]	28.1	32.2	60.3	3.2	3.9	—	(91.1)	1.8	(21.9)
Operating EBIT[1][3]	55.1	79.9	135.0	68.0	18.6	25.5	35.0	(28.1)	254.0
Depreciation and amortization	37.1	36.3	73.4	23.2	8.5	10.2	21.3	3.8	140.4
Operating EBITDA[3]	$92.2	$116.2	$208.4	$91.2	$27.1	$35.7	$56.3	$(24.3)	$394.4

(1) Operating EBIT is a term defined and used by us and consists of net profit, including share of profits from associates, before related income tax, net interest expense, and individually significant items. See "Non-GAAP Financial Measures". Prior to our acquisition, Goodman Fielder's equivalent measure was termed "trading result". However, "trading result" was not adjusted for outside equity interests, all of which has been allocated to the International business segment.

(2) For the fiscal year ended June 30, 2002, individually significant items of A$21.9 million include an A$91.1 million gain on the sale of a portion of Goodman Fielder's ingredients businesses, an A$1.4 million loss on the disposal of Asian operations and A$67.8 million in rationalization and restructuring costs and provisions.

(3) For additional information regarding how we calculate operating EBITDA and operating EBIT, why we present these measures and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

(4) Goodman Fielder has disposed of these businesses.

Business Description

Goodman Fielder Australia

Following our acquisition of Goodman Fielder, we have restructured the former Baking Australia and Consumer Foods business segments to form Goodman Fielder Australia.

Goodman Fielder Australia's baking business is the largest bread manufacturer in Australia, involving the manufacture of packaged bread and other baked goods, such as rolls, muffins and crumpets. Our product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets' in-store bakery operations. We also operate a complementary business producing bread improvers and crumbs and stuffings.

In the Australian bread market, Goodman Fielder Australia markets its products under widely Australian recognized brands such as *Buttercup, Helga's, Uncle Tobys* and *Wonder White*. The products sold to supermarkets include our branded products and housebrands. Housebrands is a term used to describe products that are contract manufactured on behalf of a supermarket and are packaged under the supermarket's own brand. The business' largest competitor in this market is George Weston, an Australian company which is owned by Associated British Foods, plc.

Goodman Fielder Australia manufactures and sells baked goods through numerous channels, including supermarkets, gas stations, dairies and home delivery. The largest of these channels is supermarkets, through which approximately 75% of its bakery products are sold.

Goodman Fielder Australia sources flour, its key input, from Allied Mills under long term volume and price contracts. Goodman Fielder previously owned Allied Mills, but sold the business in October 2002 at which time it entered into the long term contracts. Wheat remains the largest input cost in the production of flour, accounting for approximately 60% of the total cost.

Goodman Fielder Australia also manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. The business' range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads. These products are sold under well recognized Australian brand names, including *Meadow Lea, Uncle Tobys, White Wings,* and *Praise*.

Competition is generally limited to individual products rather than across the entire category group. Key competitors include Kellogg Company in breakfast cereal and nutritious snacks, Kraft Foods and H.J. Heinz in salad dressing, and Unilever in margarine and cooking oils.

Goodman Fielder Australia has a commercial foods services division which is a major supplier of bread, bakery ingredients, edible oils and fats, and other consumer products to a variety of customers including hospitals, prisons, universities, restaurants, in-store bakeries and other small food manufacturers. Customers are supplied directly and through distributors.

During the period from acquisition to June 30, 2003, Goodman Fielder Australia generated operating revenues of A$464.9 million.

Goodman Fielder New Zealand

Our Goodman Fielder New Zealand business is a fully integrated consumer goods business that manages all of our Goodman Fielder operations in New Zealand. These operations encompass the manufacture and marketing of salty nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary businesses.

We are a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland, New Zealand. We also produce a range of spreads, cooking oils, pourable dressings and meal solutions under well-known New Zealand brand names, including *Meadow Lea*. These products are sold both through retail channels and commercial channels.

We also manufacture flour, baking ingredients, packaged bread, sweet and savory baked products, pies and pastries. Other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes. These products are sold under the brand names *Bluebird, Diamond, Uncle Tobys*, and *White Wings*.

We conduct milling operations out of two mills, in Mt. Maunganui, New Zealand and Christchurch, New Zealand. From these mills, we sell approximately 45% of our flour production to Goodman Fielder's 12 bakeries located across New Zealand. The balance is sold to various customers, including retail outlets, in-store bakeries, the food service industry and external bakeries.

During the period from acquisition to June 30, 2003, Goodman Fielder New Zealand generated operating revenues of A$161.8 million.

International

Subsequent to June 30, 2003, Goodman Fielder's International business has been merged into our Yeast Asia-Pacific business. Prior to our acquisition of Goodman Fielder, Goodman Fielder's International business was responsible for the management of Goodman Fielder's local operations in the South Pacific and Asia that manufacture flour, processed chicken, margarine, ice cream and snack foods in a number of countries in that region. The business' operations in the Asia Pacific region have now been combined with Burns Philp's businesses in the same markets. Prior to this, the division had a total of 25 manufacturing sites in Papua New Guinea, Fiji, New Caledonia, the Solomon Islands and China, as well as interests in two edible oil joint ventures in Indonesia and China. In Fiji and Papua New Guinea, the division's products have strong market shares in the margarine, snacks and feed categories. In Fiji, the division's products also have strong market shares in the processed chicken category.

The business also manages the export of Goodman Fielder's Australian and New Zealand manufactured products to over 25 countries. The products it exports include margarine and oils, extruded and salty snacks, cereals and cereal based products, and dry grocery products.

The International business generated operating revenue of A$73.2 million during the period from acquisition to June 30, 2003.

Sales and Marketing

Our sales and marketing is primarily carried out on a decentralized basis in our various businesses throughout the world.

In our industrial yeast business, we negotiate directly with our customers, which include bakeries and distributors. Our sales of dry yeast to the large import markets of Africa and the Middle East are coordinated through a centralized sales and marketing office based in Europe. In our consumer yeast business we negotiate directly with supermarkets and use brokers to stock supermarket shelf space on our behalf.

In our herbs and spices business, we have a 45 person sales and marketing team. We also use a broker network with over 4,700 representatives for direct sales initiatives. For product promotions, we use a combination of consumer promotion, print advertising and point-of-sale merchandising.

Goodman Fielder currently operates separate sales and marketing functions in each of its business segments employing approximately 610 people, which includes approximately 500 people employed in the sales field operations.

Technology and Intellectual Property

Our technology and development department focuses on improving quality and productivity across our global yeast, yeast extracts and bakery ingredients businesses. It provides support in six main areas:

- the ongoing design, construction and commissioning of new yeast plants;
- design and selection of environmental control equipment, most particularly new effluent treatment plants;
- operational support including general process advice, fermentation and microbiological trouble shooting and testing know-how;
- process and trouble shooting advice with respect to environmental issues;
- provision of yeast seed cultures to operations; and
- development and introduction of new products and processes.

The Goodman Fielder consumer foods and bakery business engages in research and development projects to improve the quality of its products and the efficiencies of its processes. This results in the creation of proprietary technology and intellectual property in areas including:

- development of product and company brands, trademarks and logos;
- product and packaging designs;
- development of new materials for packaging and storing food;
- development of new or improved food ingredients; and
- development of new food manufacturing processes.

The technology we use in the manufacture of our yeast and bakery ingredients products is important to our business. None of this technology is patented. Although we own a number of patents, we do not consider any patent to be of such importance that its loss would materially affect us. The research and development projects engaged in by Goodman Fielder's consumer foods and bakery business are also very important and are the subject of confidentiality and know how agreements. Additionally, our intellectual property rights consist of a portfolio of trademarks. In connection with our yeast and bakery ingredients business, we own the *Fleischmann's* and *Benchmate* brand names in the United States and Canada, the *Mauri* brand name throughout Asia Pacific, Europe and Brazil, the *Calsa* brand name in Argentina, and the *Pure Culture Products, Provesta* and *Ohly* brand names in Europe and the United States. As a result of completing our acquisition from Kraft Foods International of its Fleischmann's yeast and industrial bakery ingredients business in Latin America, we have acquired its *Fleischmann's* trademark for yeast and bakery ingredients in South and Central America. In connection with our herbs and spices business, we own the *Durkee, Spice Islands, Trader's Choice, Dec-A-Cake* and *Tone's* brand names. We also have a perpetual license to use the *French's* brand name in our herbs and spices business, subject to termination for failing to maintain certain sales minimums. In connection with Goodman Fielder's consumer foods and bakery business, we own the *Bluebird, Buttercup, Champion, Country Bake, Irvines, Leaning Tower, Meadow Lea, Mighty Soft, Pampas* and *Uncle Tobys* brand names. Goodman Fielder also has a license to use the *Vogels* brand name in its bread and bakery business in New Zealand.

We believe that we devote appropriate resources to the protection of our technology and intellectual property. The protective actions that we take, however, may not be enough to prevent misappropriation, unauthorized usage or imitation by others, which might cause us to incur significant litigation costs and could harm our competitive position, image or brands. Additionally, the laws of certain countries may not protect our technology and trademarks to the same extent as do the laws of the United States.

Environmental Matters

Our operations, including those of Goodman Fielder, are subject to extensive federal, state, provincial and local environmental laws and regulations, including those governing air emissions, water and wastewater discharges, noise and odor emissions, the management and disposal of hazardous materials, and the clean up of contaminated sites. In addition, we have incurred, and in the future may incur, liability under environmental statutes and regulations with respect to the contamination of sites we own or operate or have owned or operated (including contamination caused by prior owners and operators of such sites, abutters or other persons), and the off-site disposal of hazardous materials. We regard the management of environmental risks and compliance with environmental laws as a key business issue.

The following summarizes how we comply with the environmental rules and regulations that currently affect us.

Air Emissions

Our production of yeast generates certain air pollutants, including acetaldehyde, a volatile organic compound. In order to achieve and maintain compliance with environmental standards, we could either install pollution control technologies, such as biofiltration, or monitor and control the production processes, such as by optimizing the oxygen supply in the fermenter, to reduce emissions. Although our yeast production facilities have often achieved compliance with environmental standards through technical improvements in production processes, the enactment of a new air law in Germany may require our German facilities to install a new gas scrubber or to make improvements to the existing scrubber, if applicable. Production of yeast also generates occasional odor emissions from feed material or imbalances during the fermentation process. These are generally minor in nature, and in only a few situations air treatment systems are necessary. Yeast extract production produces greater odor emissions and we have either made changes to the materials used or installed air treatment systems at certain facilities to remove the odor.

Our herbs and spices operations result in the generation of organic particulates, nitrogen oxide from process boilers, and cryogenic milling emissions. We have obtained air permits from the requisite regulatory agencies, where necessary, for these emissions.

All the Goodman Fielder operations have low to medium emission outputs in terms of their impact on the environment and the quantity of any hazardous materials. For our larger Australian plants, combustion by-products and ethanol emissions, as well as sulphuric acid use, are reported into a publicly available database called the National Pollutant Inventory.

In bread bakeries and the snacks/cereals plants, the main air emissions are from the bread ovens. These emissions are the by-products of combustion (carbon dioxide, nitrous oxides, volatile organic material) and ethanol from the fermentation of the yeast in the bread dough. Unlike the United States, Australian and New Zealand bread does not have added sugar to assist fermentation, so ethanol levels are similar to European breads. Fermentation progresses by the action of enzymes on the wheat starches. Thus, emission control equipment for ethanol scrubbing and collection at Goodman Fielder bakeries is not required. Legislation for the collection of ethanol in Australia/New Zealand is not anticipated.

The main edible oil plant emissions are combustion by-products and a number of other non-toxic organic volatile gases from the refining of the edible oils to remove naturally occurring impurities.

Odors and noise issues continue to be an issue for all our businesses. Many of our sites have undertaken capital improvements to reduce odor and noise and community engagement projects to ensure our local community is involved with the site in management of any perceived or actual issues.

Only a few of our facilities are required to hold licenses with the local statutory authority for air emissions.

Wastewater Discharges

At some of our facilities, especially those involved in yeast production, process wastewater is generated that exceeds statutory and regulatory pollutant content limits for discharge into bodies of water or into the sewer system. As a result, we collect, treat, and/or store wastewater on-site in order to reduce the pollutant content to levels that are acceptable to regulatory agencies. Collection, treatment, and storage systems are facility-specific, depending on the volume and composition of the wastewater stream, the extent and type of treatment that is required, and the ultimate means of disposal. Where it is necessary to meet local regulations, we construct and operate wastewater treatment plants, most commonly biological treatment plants but also some chemical treatment processes. Additionally, we may change the raw materials and install additional engineering controls in order to change the content of the effluent stream. At certain Goodman Fielder facilities we have implemented procedures to ensure that our stormwater discharges do not exceed applicable thresholds. Furthermore, we have obtained the requisite permits to discharge, if such a permit is required by law. We have and will continue to have to expend funds to construct, improve and upgrade effluent treatment facilities and stormwater management systems for ongoing and future compliance.

Most of our Goodman Fielder plants have grease traps to collect minor waste matter before the surface waters leave a site as stormwater run-off. Our sites have actively segregated stormwater and process waters (trade waste) over the years. The larger plants pre-treat process waste water before discharging water to the sewer. The main methods are using Dissolved Air Flotation (DAF) process and chemical dosing (with acid or caustic soda) to ensure that the BOD (Biological Oxygen Demand), TFM (Total Fatty Matter), SS (Suspended Solids), pH and sulphate levels in our plants are compliant with local statutory authorities.

Most authorities are on active programs to reduce the permissible pollutants. Thus, capital investment over time can be foreseen to meet these ongoing requirements.

Additionally, we expect to expend funds to upgrade the potable water treatment systems at our German facilities in order to comply with newly enacted requirements.

Management and Disposal of Hazardous Materials

The production of yeast requires the storage of certain hazardous materials, such as ammonia, ammonium sulfate, phosphoric acid, nitric acid and sulfuric acid. There are statutory and regulatory requirements in some locations where we operate governing the storage of such materials in order to avoid inadvertent releases to the environment. Our materials are stored in accordance with applicable regulations governing such storage. We also maintain tanks that contain significant quantities of molasses, which is not a hazardous material. However, due to the large quantity of material involved and the potential environmental impact if there were a release, we have adopted appropriate spill response plans and containment measures to prevent off-site migration and/or soil pollution (including containment walls that surround the tanks) in the event of a spill. For our spice processing operations, we store liquid nitrogen in accordance with applicable requirements.

Our facilities generate small quantities of hazardous wastes (mostly solvents) and used oils. We dispose of such wastes in accordance with the governing statutory and regulatory requirements, including transferring such wastes to solid waste management contractors and/or to authorized recyclers for proper disposition.

Edible oil processing uses hazardous materials such as caustic soda, sulphuric acid, hydrochloric acid, diatomaceous earth, nitrogen, oxygen, hydrogen, platinum catalyst and liquid (compressed and very cold) ammonia. Vinegar production requires ethanol. Some bread bakeries use carbon dioxide for certain products. Chlorine gas is used in the milling of some white bread flours.

The storage and handling of these products and their work-in-progress products requires licensing in most areas we operate and is regulated by a number of external standards. Investment in structures for the retention of any spills from these storage tanks is required at our Australian vinegar plant. Other plant storage facilities are compliant at this time.

Monitoring of the quantity, cost and destination of waste from our plants is undertaken annually. Some wastes such as platinum catalyst and mineral oil drums waste are regulated for some plants in Australia.

Employee Health and Safety

We comply with statutory and regulatory requirements on training and protecting employees from certain chemical hazards. We provide training on notification, hazard communication, emergency response, spill prevention and containment. In addition, where required, we provide hearing protection equipment inside facilities in order to maintain acceptable decibel levels for employees.

We have allocated capital expenditure amounts for ongoing and future environmental compliance in a number of our operations. A particular focus of this is the improvement of effluent treatment facilities at our yeast manufacturing plants around the world.

We believe that there are no material instances of environmental non-compliance. We periodically experience a small number of minor environmental incidents, some of which have resulted in fines from regulatory authorities. In addition, wastewater discharges at some of our yeast manufacturing plants do not meet local standards. In these cases, action plans have been agreed upon with local regulatory authorities to address the issue.

We cannot assure you that the application or violation of environmental laws and requirements or the adoption of new laws and regulations will not have a material adverse effect on our operations, financial performance or prospects.

Litigation and Regulatory Matters

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003, which will be offset against the A$53.0 million now required to be paid to the Australian Taxation Office. On December 23, 2003, Goodman Fielder paid A$16.5 million to the Australian Taxation Office. The balance of A$16.5 million plus approximately A$0.3 million of interest is due to be paid on January 16, 2004. As of June 30, 2003, approximately A$33.0 million has been accrued in our consolidated statement of financial position.

On April 23, 2003, the Dutch Court of Appeal in the Hague held that a flour shipment supplied by Meneba B.V., a Dutch company sold by Goodman Fielder in 1997, was entitled to be rejected by the purchasers of that flour and that the purchasers were also entitled to be repaid the purchase price, accrued interest, additional damages and legal costs. Goodman Fielder Limited had agreed in April 1997 to indemnify Meneba for all damages, costs or expenses in connection with this dispute. Meneba has the right to appeal the decision of the Dutch Court of Appeal to the Dutch Supreme Court. However, it is not possible to do this until the present proceedings, as pending before the Court of Appeal in the Hague, have resulted in a final judgment of the Dutch Court of Appeal and only then can a further appeal (against both the interim appeal judgment of April 23, 2003 and the final appeal judgment yet to be given) can be lodged. On December 4, 2003, the plaintiff in the Dutch Court of Appeal proceedings (the purchasers of the flour) filed their Brief on Damages with the Court. The amount claimed by the plaintiffs in these proceedings as specified in their Brief on Damages is approximately U.S.$13.5 million (A$18.2 million). Meneba is required to file its Brief in Response to the plaintiffs' Brief on Damages on or before January 15, 2004. It is uncertain as to when a decision on the amount of damages will be made by the Dutch Court of Appeal, but it is not expected that a decision would be made before mid 2004. Management currently estimates that damages for the repayment of the purchase price, accrued interest, additional damages and legal costs will be less than the amount claimed by the plaintiffs' in their Brief on Damages. Goodman Fielder may also have liability with respect to separate proceedings to which Meneba is party before the Belgium Court of Cassation. These proceedings relate to an alleged breach of trademarks which were used on the flour sacks. The maximum potential liability of Meneba in these proceedings is U.S.$1.2 million (A$1.6 million). Therefore, it is not currently possible to estimate what impact, if any, the ultimate resolution of this matter would have on our results of operations, financial position or cash flows. In addition there is some uncertainty surrounding our indemnification liability to Meneba, and the amount of our ultimate liability may be more or less than the amount ultimately awarded by the Dutch Court of Appeal and the Belgium Court of Cassation.

Goodman Fielder has disposed of a number of its businesses, including its milling business and its ingredients business segment, and has given warranties and indemnities to the relevant purchasers of these businesses in connection with these disposals. The time periods within which a claim can be brought under these warranty and indemnity provisions have not yet expired. If any material claims under these provisions are successfully brought against Goodman Fielder, it may have an adverse effect on the business, financial condition and operations of Goodman Fielder and our consolidated businesses, financial condition and operations.

From time to time we are engaged in litigation and regulatory investigations arising in the ordinary course of our business. While any such litigation or investigation has an element of uncertainty, we do not believe that we are engaged in any legal proceedings which would be likely to have a material adverse effect on our financial condition or results of operations.

Organizational Structure

Burns Philp is a holding company that conducts its business operations through its subsidiaries.

Set forth below are Burns Philp's significant subsidiaries, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by Burns Philp.

Company Name	Country of Incorporation	Ownership and Voting Interest
		(%)
Burns Philp Inc.	United States	100
Tone Brothers, Inc.	United States	100
Burns Philp Food Inc.	United States	100
Burns Philp Capital (U.S.) Inc.	United States	100
BPCUS1 Inc.	United States	100
Burns Philp (U.K.) Plc	United Kingdom	100
Burns Philp Treasury (Europe) B.V.	Netherlands	100
Burns Philp Netherlands European Holdings B.V.	Netherlands	100
Burns Philp Overseas Holdings Limited	Australia	100
Burns Philp Food Overseas Holdings Limited	Australia	100
Burns Philp Treasury (Australia) Limited	Australia	100
Burns Philp Technology Pty Limited	Australia	100
Burns Philp Capital Pty Limited	Australia	100
BPC1 Pty Limited	Australia	100
Compania Argentina de Levaduras SAIC	Argentina	97
Goodman Fielder Pty Limited	Australia	100

Goodman Fielder Pty Limited , an indirect wholly owned subsidiary of Burns Philp, is a holding company and holds most of its assets in, and conducts most of its operations through, direct and indirect subsidiaries. Set forth below are Goodman Fielder's significant subsidiaries, their country of incorporation and the proportion of ownership and voting interest held, directly or indirectly, in them by Goodman Fielder Pty Limited.

Company Name	Country of Incorporation	Ownership and Voting Interest
		(%)
GF Australia Pty Limited	Australia	100
Mowbray Industries Pty Limited	Australia	100
Goodman Fielder Consumer Foods Pty Limited	Australia	100
GF Finance (N.Z.) Limited	New Zealand	100
GF Intertrade Limited	New Zealand	100
Goodman Fielder Milling & Baking Limited	New Zealand	100

The charts below set forth the selected corporate organization of Burns Philp. This chart is not a complete list of our subsidiaries. Note 29 to our audited consolidated financial statements fully discloses our controlled entities as of June 30, 2003.


Burns, Philp & Company Limited
Burns Philp Treasury (Australia) Limited
Burns Philp Capital Pty Limited
Burns Philp Capital [US] Inc. [USA]
Burns Philp Overseas Holdings Limited
Burns Philp Technology Pty Limited
Burns Philp Australia Pty Limited
BPC1 Pty Limited
Goodman Finance Limited [New Zealand]
Burns Philp Food Holdings Pty Limited
Burns Philp Treasury (Europe) BV [Netherlands]
Goodman Fielder Pty Limited(1)
Burns Philp (New Zealand) Limited [New Zealand]
Burns Philp Food Services Pty Ltd
Burns Philp Technology & Development Pty Limited
Burns Philp Camellia Pty Limited
Mauri Yeast Australia Pty Limited
New Zealand Food Industries Limited [New Zealand]
Burns Philp Food Overseas Holdings Limited
Mauri Fermentation China Pty Limited
Mauri Fermentation Indonesia Pty Limited
Mauri Fermentation Philippines Pty Limited
Burns Philp Food Properties Pty Ltd
Burns Philp Food Overseas Investment Pty Limited
Burns Philp (UK) Plc [UK]
Burns Philp Inc [USA]
Burns Philp South America Pty Limited
Mauri Fermentation Brazil Pty Ltd
Mauri Fermentation Argentina Pty Ltd
Indonesian Yeast Company Pty Limited
Burns Philp Netherlands European Hldgs BV [Netherlands]
BPCUSI Inc. [USA]
Burns Philp Food Inc [USA]
Burns Philp Food Limited [Canada]
Mauri Fermentation Chile Pty Limited
Sudamericana de Levaduras SA de Inversiones [Argentina]
Burns Philp Foods SA [Spain]
Tone Bros. Inc. [USA]
Mauri Fermentation India Pty Limited
Burns Philp Middle East Pty Limited
Mauri Fermentatio Malaysia Pty Limited
Mauri Fermentation Vietnam Pty Limited
Burns Philp Pakistan Pty Limited
Burns Philp Deutschland GmbH [Germany]
Greensted SA. [Uruguay]
Levadura Uruguaya SA [Uruguay]
Flodden SA [Uruguay]
Burns Philp Ecuador SA [Ecuador]
Burns Philp Guatemala SA [Guatemala]
Burns Philp Peru SAC [Peru]
Burns Philp Venezuela SA [Venezuela]
Burns Philp Deutschland Export Nahrungsmittel-Vertriebsgesellschaft mbH [Germany]
Burns Philp Deutschland Gr. GmbH [Germany]
Deutsche Hefewerke GmbH [Germany]

(1) For corporate structure of Goodman Fielder Pty Limited refer to chart on the following page.

Burns, Philp & Company Limited and its Controlled Entities



Goodman Fielder Pty Limited (2)
Fielder Gillespie Davis Finance Pty Limited
GF Finance Iinternational Pty Limited
GF Fresh Pty Limited
GF Trade Finance Pty Limited
GF Group Services Pty Limited
Goodman Fielder Field Operations Pty Limited
Provincial Traders Foods Pty Limited
Uncle Tobys Properties Pty Limited
G.F. Australia Pty Limited
ETA Foods Pty Limited
William Jackett & Son Pty Limited
Quality Bakers Australia Pty Limited
Country Bake Bakeries Pty Limited
Ernest Adams Australia Pty Limited
QBA Properties Pty Limited
Stuart Bakery Pty Limited
G F Defiance Pty Limited
G.F.D. Australia Pty Limited
Sunicrust Bakeries Pty Limited
BCW Hotplate Bakery Pty Limited
Mowbray Industries Pty Limited
Goodman Fielder Food Services Pty Limited
ML (WA) Export Pty Limited
Goodman Fielder International Pty Limited
The Uncle Toby's Company Pty Limited
G Wood Son And Company Pty Limited
Rochna Pty Limited
Goodman Fielder Customer Foods Pty Limited
NZ Margarine Holdings Limited (NZ)
Meadow Lea Foods Limited (NZ)
GF Finance Pty Limited
GF Finance (NZ) Limited (NZ)
Goodman Fielder Milling & Baking New Zealand Limited (NZ)
Goodman Fielder New Zealand Limited (NZ)
Quality Bakers New Zealand Limited (NZ)
Goodman Fielder Ingredients Pty Limited
Namregtown International Pty Limited
Gillespie Bros Holdings Pty Limited

(2) Goodman Fielder Pty Limited is a wholly owned entity of the Burns Philp Group.

Property, Plant and Equipment

Production Facilities

We currently own 114 facilities in 28 countries around the world, including our Lahore, Pakistan facility, which is currently under construction and not currently operational. Our facilities generally operate at a production rate of between approximately 3,300 tons per year and approximately 71,000 tons per year. We believe that our facilities, which are of varying ages and types of construction, are in generally good condition, and are suitable for their present use in our business. See "Operating and Financial Review and Prospects - Capital Expenditures and Commitments" for additional information as to our recent and anticipated capital expenditures relating to these facilities.

The following table sets forth the location of our key production facilities, all of which are owned by us unless otherwise stated.

Country	Location	Approximate square feet	Country	Location	Approximate square feet
Yeast					
Argentina	Tucuman	69,000	India	Calcutta	39,000
				Delhi	98,000
				Mumbai	75,000
Australia	Sydney	77,000		Chiplun	65,000
	Toowoomba	32,000	Indonesia	Bandung[2]	7,000
Brazil	Bauru	109,000		Jakarta[2]	10,000
			Malaysia	Kuala Lumpur[2]	43,000
	Jundiai	109,000	New Zealand	Auckland	78,000
Canada	Calgary	56,000	Pakistan	Lahore[1][2]	32,000
	LaSalle	240,000	Peru	Callao	75,000
Chile	Valdivia[2]	50,000	Philippines	Iligan[2]	85,000
China	Harbin	81,000	Portugal	Setubal	50,000
	Hebei	48,000	Spain	Cordoba	48,000
	Yantai	94,000	Turkey	Bandirma	45,000
	Meishan[2]	63,000	Uruguay	Montevideo	70,000
Colombia	Palmira	252,000	United States	Memphis	73,000
Ecuador	Duran	42,000	Vietnam	La Nga	70,000
England	Hull[2]	39,000			
Germany	Nurnberg	71,000			
Ireland	Dublin[2]	16,000			
Yeast Extracts					
Germany	Hamburg	171,000			
United States	Hutchinson	36,000			
Bakery Ingredients			***Consumer Foods***		
Argentina	Lanus	110,000	Australia	Mascot	428,000
China	Panyu	6,000		West Footscray	673,000
India	Pune	21,000		Murrarie	1,261,000
Malaysia	Kuala Lumpur[2]	4,500		Bunbury	384,000
				Wahgunyah	580,000
United States	Greenville	64,000			
Herbs and Spices			New Zealand	Auckland	549,000
				Palmerston	111,000
United States	Des Moines	768,000			
India	Cochin	30,000			

Country	Location	Approximate square feet	Country	Location	Approximate square feet
Bakeries			New Zealand	Auckland	117,000
Australia	Canberra	40,000		Christchurch	75,000
	Greenacre	86,000		Dunedin	52,000
	Moorebank	300,000		Rotorua	38,000
	Dubbo	35,000		Hamilton	21,000
	Tamworth	35,000		Taranaki	22,000
	Unanderra	40,000		Oamaru	17,000
	Adelaide	60,000		Napier	28,000
	Hobart	60,000		Nelson	41,000
	Ballarat	60,000		Palmerston	41,000
	Wodonga	97,000		Wellington	45,000
	Clayton(4)	396,000			
	Darwin	26,000	***Milling***		
	Alice Springs	25,000	New Zealand	Mt. Maunganui	87,000
	Maroochydore	30,000		Christchurch	79,000
	Carina	215,000			
	Wacol	40,000			
	Townsville	20,000			
	Rockhampton	20,000			
	Burleigh Heads	54,000			
	Darwin	26,000			
	Malaga	180,000			
	Geelong	27,000			
	Mildura	30,000			
	Cairns(3)	30,000			

(1) Facility in the course of construction and not currently operational.

(2) Facilities in which we have an interest of 50% or less.

(3) Facilities held under lease.

(4) We own two bakeries at Clayton.

As of the date of this document, our yeast plants have a total annual production capacity of approximately 640,000 tons and are operating at approximately 84% of capacity. Our yeast extracts plants have a total production capacity of approximately 11,000 tons and are operating at approximately 71% of capacity. Our bakery ingredients plants have a total production capacity of 69,000 tons and are operating at approximately 52% of capacity. Our herbs and spices plants have a total production capacity of approximately 115,000 tons and are currently operating at approximately 50% of capacity. Our utilization rates at our facilities vary from a low of approximately 22% of capacity in our herbs and spices processing plant in Cochin, India to 100% of capacity.

As of the date of this document, our significant Goodman Fielder bakery plants in Australia have a total annual production capacity of approximately 1,288 million units of bread and bread related products and are operating at approximately 41% of capacity. Our Goodman Fielder edible fats and oil plants in Australia have a total annual production capacity of approximately 435,000 tonnes and are operating at approximately 76% of capacity. Our Goodman Fielder cereals and snacks plant in Australia has a total production capacity of approximately 88,000 tons and is operating at approximately 70% of capacity.

Our significant Goodman Fielder consumer food plants in New Zealand have an annual production capacity of approximately 149,000 tons and are operating at approximately 57% of capacity. Our Goodman Fielder bakery plants in New Zealand have a total annual production capacity of approximately 681.5 million units of bread and bread related products and are operating at approximately 45% of capacity. Our Goodman Fielder milling plants in New Zealand have an annual production capacity of approximately 265,000 tonnes and are operating at approximately 83% of capacity.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations for the fiscal years ended June 30, 2001, 2002 and 2003 should be read in conjunction with our audited consolidated financial statements, including the notes thereto.

Our consolidated financial statements have been prepared in accordance with Australian GAAP, which differs in material respects from U.S. GAAP. Note 33 to our audited consolidated financial statements contains additional disclosures required under U.S. GAAP and provides a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP for the periods and as of the dates presented. Note 42 to Goodman Fielder's audited consolidated financial statements, and Attachment C to Goodman Fielder's unaudited interim consolidated financial statements, provide additional disclosures required under U.S. GAAP and provide a description of the significant differences between Australian GAAP and U.S. GAAP as they relate to the financial statements of Goodman Fielder. Our fiscal year ends on June 30. The fiscal year ended June 30, 2003 means the twelve months ended June 30, 2003 and is referred to as "fiscal 2003." Other fiscal years are referred to in a corresponding manner.

Introduction

History

Burns Philp was established in 1883 as a trading company in Australia and the South Pacific. Over the years, we evolved into a diversified group operating in many industries throughout the world. In the early 1980s, we acquired our first yeast company. Throughout the early and mid 1990s, we continued our involvement in a wide range of businesses but increased our interests in food companies.

In early 1997, we decided to focus on our global yeast and bakery ingredients businesses and began to sell our other assets. At the same time, our board of directors decided to restructure our management team. This included the hiring of a new chief executive officer, Thomas Degnan, who commenced employment in September 1997. At approximately the same time, Graeme Hart became our largest shareholder.

In September 1997, we recorded a significant write-down in the carrying value of our herbs and spices business when it became evident that the realizable value of this business was less than its carrying value in our financial statements. This write-down caused us to breach certain covenants in our outstanding senior debt facilities. We entered into standstill agreements with our senior lenders and renegotiated the terms of our outstanding senior debt.

August 2001 Refinancing

In August 2001, we refinanced our senior debt. We entered into a new five year secured senior loan facility consisting of a U.S.$425.0 million term loan facility and a U.S.$25.0 million revolving loan facility.

As part of the August 2001 refinancing, we raised approximately A$240.0 million of new equity in the form of converting preference shares, which we refer to as our CP Shares. Of this A$240.0 million of new equity, approximately A$107.0 million was raised through a renounceable rights issue and approximately A$130.0 million of CP Shares were issued as part of an offer to buy back our outstanding 7.5% Notes of approximately A$261.0 million. A$33.8 million of our 7.5% Notes had been redeemed previously and the redemption amounts were used to exercise our 2003 options. The remaining balance of the 7.5% Notes of A$5.3 million was redeemed for cash.

The holders of the 7.5% Notes who participated in the offer to buy back our A$261.0 million outstanding 7.5% Notes received consideration consisting of cash and CP Shares. Under Australian GAAP, the total consideration paid to redeem the 7.5% Notes was based on the cash paid and the issue price of the CP Shares of A$0.30 per share. The combination of the cash and the issue price of the CP Shares was equivalent to the carrying value of the 7.5% Notes redeemed as part of this buy-back offer and, as a result, no gain or loss was recognized upon redemption under Australian GAAP. As a result of this issuance of additional equity and repayment of our 7.5% Notes in August 2001, our interest costs for fiscal 2002 decreased as compared to fiscal 2001.

Under U.S. GAAP, the consideration paid to redeem the 7.5% Notes was based on the cash paid and the fair value of the CP Shares issued, as determined by quoted market prices. Consequently, under U.S. GAAP, a loss of A$90.3 million was recorded on the extinguishment of the 7.5% Notes in fiscal 2002.

Recent debt issuances and the financing for our acquisition of Goodman Fielder

In June 2002, we raised, before expenses, approximately U.S.$400.0 million through the issuance of our senior subordinated notes due 2012.

We financed our acquisition of Goodman Fielder's ordinary shares using our existing cash resources, which included approximately A$120.0 million received upon the exercise by entities associated with Mr. Hart of options for approximately 600.0 million of our ordinary shares, the proceeds of U.S.$210.0 million of our senior subordinated notes due 2011 issued on February 20, 2003, and the proceeds of our drawings under a secured senior share acquisition bridge facility and a subordinated capital notes bridge facility. We also repaid our former secured senior loan facility in March 2003 using a portion of the funds available under the secured senior share acquisition bridge loan facility. On January 16, 2003, we entered into a A$1.4 billion five year secured senior funding agreement, and on February 21, 2003, we entered into a U.S.$335.0 million six year secured senior term loan facility, of which U.S.$65.0 million has since been repaid. On April 4, 2003, we used a portion of the funds drawn down under these facilities to repay our secured senior share acquisition bridge facility.

On May 5, 2003, we commenced an underwritten offer in New Zealand of up to NZ$250.0 million of New Zealand subordinated capital notes. As of the closing date of the offer on June 27, 2003, we had issued NZ$212.5 million of New Zealand subordinated capital notes, a portion of the proceeds of which has been applied to repay our subordinated capital notes bridge facility in full.

In June 2003, we raised, before expenses, approximately U.S.$100.0 million through the issuance of our senior notes due 2010.

Our interest costs will increase substantially as a result of our incurrence of additional debt since June 1, 2002, including the incurrence of our secured senior debt and the issuance of our senior notes due 2010, our senior subordinated notes due 2011 and our New Zealand subordinated capital notes. See also "Risk Factors – Our significant debt levels may affect the way we carry on our business in the future and have other adverse effects on us" and "Risk Factors – Despite our current debt levels, we may be able to incur substantially more debt, which could increase the risks described above".

On January 30, 2003, Moody's Investors Service downgraded the rating on our senior subordinated notes due 2012 from "B2" to "B3," with a negative outlook. On January 31, 2003, Standard & Poor's Ratings Services downgraded the rating on our senior subordinated notes due 2012 from "B" to "B2," with a negative outlook. These ratings, which also apply to our senior subordinated notes due 2011, were assigned primarily as a result of our planned acquisition of Goodman Fielder and the additional indebtedness we planned to incur to finance this acquisition. Further, Standard & Poor's indicated that our ratings could be further downgraded by one notch if we successfully acquired Goodman Fielder. On June 26, 2003, Standard & Poor's removed our ratings from its CreditWatch listing. On June 17, 2003, Moody's assigned a "B2" rating to our senior notes due 2010.

Our credit ratings could change. Any additional downgrade by either Moody's or Standard & Poor's could adversely affect our financial condition and our business operations by increasing our costs for, or limiting or preventing us from securing, additional financing if required by future business or liquidity needs.

Goodman Fielder Acquisition

We acquired Goodman Fielder on March 19, 2003 and completed our compulsory acquisition of all Goodman Fielder's outstanding ordinary shares on June 12, 2003. The aggregate amount of the cost of the acquisition of Goodman Fielder's outstanding ordinary shares was approximately A$2.0 billion, which included the cost of acquiring all the outstanding options for Goodman Fielder's ordinary shares. In connection with the acquisition, we also repaid approximately A$300.0 million of Goodman Fielder's indebtedness, including repayment in full of Goodman Fielder's U.S.$200.0 million aggregate principal amount of senior notes due 2010.

Goodman Fielder manufactures and markets bread and breakfast cereals, edible oils, snack foods, meal components, such as pasta sauce, and food ingredients.

The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, which was the date we gained effective control of Goodman Fielder. Because of this acquisition and the other acquisitions and dispositions during fiscal 2003, our historical financial condition and results of operations will not be indicative of our future results. For more information about Goodman Fielder's financial condition and results of operations, see Goodman Fielder's audited consolidated financial statements, and Goodman Fielder's unaudited interim consolidated financial statements.

Fleischmann's Acquisition

On October 31, 2002, we acquired the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International for approximately A$197.9 million. The purchase price for this acquisition was increased by approximately A$2.2 million based on the working capital level of the business on the closing date of the acquisition. The acquisition was paid for from existing cash resources.

Business Strategy

Our business strategy emphasizes the following key elements:

- maintaining our market position;
- optimizing plant configuration;
- expanding our participation in dry yeast export markets;
- expanding our plants in high growth markets and pursuing new plant opportunities;
- pursuing selective acquisitions and investments;
- improving performance in our herbs and spices business;
- maximizing efficiency of funds invested;
- reducing our cost base and increase performance; and
- improving margins in low growth markets.

Our existing secured senior financing arrangements currently permit us to incur greater amounts of capital expenditures than our former secured senior financing arrangements, and allow us to acquire businesses in food ingredients, consumer branded food products or non-alcoholic beverage industries without the consent of our lenders, as long as we remain in compliance with the financial and other covenants contained in our secured senior financing arrangements. Depending on the circumstances at the time of an acquisition, we would fund such an acquisition using our cash reserves at the time of the acquisition, which may include proceeds from the issuance of the notes, drawings on our revolving loan facility, or external financing such as bank borrowings, or debt or equity securities issuances.

Our Businesses

Prior to our acquisition of Goodman Fielder, we operated in two main business segments:

- Yeast and Bakery, including industrial and consumer yeast and yeast extracts, and bakery ingredients; and
- Herbs and Spices.

Following our acquisition of Goodman Fielder, we operate in two additional main business segments:

- Goodman Fielder Australia (packaged bread; baked goods; breakfast cereals; snacks; cake mixes; flour; margarine; mayonnaise; dressing and spreads); and
- Goodman Fielder New Zealand (salty and nutritious snacks; spreads and oils; loaf bread; baked goods; frozen meals and flour).

In addition, our "Other" businesses segment consists of our former vinegar and terminals businesses, which we disposed of on October 9, 2002 and September 18, 2002, respectively, and Goodman Fielder International operations in the South Pacific and Asia.

Yeast and Bakery Ingredients

We are one of the world's largest producers and marketers of yeast and bakery ingredients and the leading seller of consumer yeast in North America. We produce yeast from 34 plants in 24 countries, with one more under construction, yeast extracts from a plant in Germany and a plant in the United States and bakery ingredients from five plants in five countries.

Yeast is a non-substitutable ingredient used in the production of bread. It gives bread certain of its flavor characteristics and acts as a leavening agent. Yeast is sold in two main forms, fresh and dry. Fresh yeast has a limited shelf life but is more consistent in terms of leavening. Dry yeast has a much longer shelf life but is less consistent. Fresh yeast tends to be used in markets with well-developed infrastructure and larger, more sophisticated bakers. Dry yeast is primarily used in less developed markets, by smaller bakers and also by most home bakers. Fresh yeast is usually supplied from local or regional plants whereas dry yeast can be exported around the world. Demand for yeast is closely linked to the demand for bread. This is usually related to population growth but is also affected by changes in diet and lifestyle. This is most evident in the developing markets of China and India. In North America, the demand for consumer yeast is decreasing as fewer people bake at home. The rate of this decline is difficult to quantify precisely but we believe it is currently between 5% and 8% per annum. In certain markets we also sell bakery ingredients. These are used primarily to improve the shelf life and quality of bread and other baked goods. In Argentina, our range of bakery ingredients is much more extensive and includes fats, oils and margarine.

Yeast extracts are products derived from yeast. Their two main uses are in providing a natural savory food flavoring for the food industry and as growth media for the fermentation and pharmaceutical industries.

The main factors affecting profitability in our yeast and bakery ingredients business are selling prices, sales volumes, the cost of the key raw material, molasses, and the yield of yeast in proportion to the molasses input. Selling and marketing costs are also significant factors in the profitability of our consumer yeast segment.

Herbs and Spices

Our herbs and spices business primarily involves the sourcing, grinding, blending, packaging and distribution of herbs and spices products to both the foodservice and consumer markets in the United States. We also sell cake decorations and dry sauce mixes. We operate from one site located near Des Moines, Iowa. The main factors affecting profitability in this business are selling prices, sales volumes, raw material prices, mainly black pepper, and selling and marketing costs. We have previously stated that we may not be a long-term holder of, and that we may seek to dispose of, this business. However, no decision has been made at this time to dispose of all or any portion of our herbs and spices business nor is there any timetable for any such disposal. We also operate a pepper processing facility in India.

Goodman Fielder Australia

Following our acquisition of Goodman Fielder, we have restructured the former Baking Australia and Consumer Foods business segments to form Goodman Fielder Australia.

Goodman Fielder Australia's baking business is the largest bread manufacturer in Australia, involving the manufacture of packaged bread and other baked goods, such as rolls, muffins and crumpets. Our product distribution to supermarket customers has recently been extended to include supplying pre-mix and finished products to supermarkets' in-store bakery operations. We also operate a complementary business producing bread improvers and crumbs and stuffings.

In the Australian bread market, Goodman Fielder Australia markets its products under widely Australian recognized brands such as *Buttercup, Helga's, Uncle Tobys* and *Wonder White*. The products sold to supermarkets include our branded products and housebrands. Housebrands is a term used to describe products that are contract manufactured on behalf of a supermarket and are packaged under the supermarket's own brand. The business' largest competitor in this market is George Weston, an Australian company which is owned by Associated British Foods, plc.

Goodman Fielder Australia also manufactures and markets retail branded products primarily to retail customers through supermarkets and convenience stores. We also operate complementary food service and commercial oil operations. The business' range of consumer foods includes breakfast cereals, nutritious snacks, cake mixes, branded flour, and edible oils such as margarine, mayonnaise, dressings and spreads.

The main factors affecting our profitability in our Goodman Fielder Australia business are selling prices, sales volumes, raw material prices (mainly wheat, flour, and edible oils such as soybean oil), distribution, selling and marketing costs.

Goodman Fielder New Zealand

Our Goodman Fielder New Zealand business is a fully integrated consumer goods business that manages all of our Goodman Fielder operations in New Zealand. These operations encompass the manufacture and marketing of salty nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals, flour and other complementary businesses.

We are a major local edible oils producer in New Zealand, with a manufacturing plant in Auckland, New Zealand. We also produce a range of spreads, cooking oils, pourable dressings and meal solutions under well-known New Zealand brand names, including *Meadow Lea*. These products are sold both through retail channels and commercial channels.

We also manufacture flour, baking ingredients, packaged bread, sweet and savory baked products, pies and pastries. Other products include salty and nutritious snacks and grocery products such as pasta, oats and dessert mixes.

We conduct milling operations out of two mills, in Mt. Maunganui, New Zealand and Christchurch, New Zealand. From these mills, we sell approximately 45% of our flour production to Goodman Fielder's 12 bakeries located across New Zealand. The balance is sold to various customers, including retail outlets, in-store bakeries, the food service industry and external bakeries.

The main factors affecting our profitability in our Goodman Fielder New Zealand business are selling prices, sales volumes, raw material prices (mainly wheat, flour, and edible oils such as soybean oil), distribution, selling and marketing costs.

Other

Our other business segment consists of Goodman Fielder's operations in the South Pacific and our former vinegar and terminals business segments. We sold our vinegar business on October 9, 2002 and our terminals business on September 18, 2002. Our vinegar business produced bulk vinegar mainly for use by other food companies, and distribution costs were significant, with the result that we operated from eight sites situated throughout the United States. Our terminals business provided portside bulk liquid storage and related services from facilities at eight sites throughout Australia and New Zealand. We determined to dispose of these non-core assets because we believed that our future returns from these businesses would have been less than we could realize if we deployed the funds elsewhere.

Holding Company Structure

Burns Philp is a holding company and holds most of its assets in, and conducts most of its operations through, direct and indirect subsidiaries. We also have a number of investments in associated companies, each of which has independent and, in some cases, substantial shareholders. As such, we are dependent on dividends, loan payments or other inter-company transfers of funds from these subsidiaries and associated companies to meet our debt service and other obligations. The ability of each subsidiary to pay dividends or make other payments or advances to us will depend on its operating results, and will be subject to applicable laws and restrictions contained in agreements governing the debt of these subsidiaries and, in the case of the associated companies, restrictions contained in shareholder or joint venture agreements governing their operations.

While there are certain foreign exchange control restrictions (including the current restrictions on and prior approval requirements for transfers of funds by our Argentinian subsidiary outside Argentina, including, for example, payments of principal of and interest on loans, dividends and distributions) and foreign taxation implications which may affect the ability of certain of our subsidiaries to pay dividends, or make loans or advances, to us, the amounts and restrictions involved have not been material to us in the past and we do not believe that such restrictions will have a material adverse impact on us or our ability to meet our cash flow requirements.

Management

Our yeast and bakery ingredients business is managed on a geographic basis with management teams in North America, Latin America, Europe and Asia Pacific. Our chief executive officer, Thomas Degnan, relocated to the United States in January 2002, from where he continues to manage our businesses. We also have a centralized group of staff that provides ongoing assistance in the areas of improving quality and productivity at our yeast and bakery sites. Our yeast extract operations are managed by our European management team. Separate management teams exist for our herbs and spices business, and our former vinegar and terminals businesses. We also provide certain corporate functions, including overall Burns Philp Group management, legal, treasury, external reporting and taxation. These services are provided by a staff based primarily in Sydney, Australia, with small teams based in North America and Europe, as well. In addition, our technical and development team is also headquartered in Sydney.

Results of Operations

We manage and evaluate our businesses on the basis of a number of factors including net profit before related income tax, net interest expense and individually significant items, which we refer to as operating EBIT in the following discussion of our operations.

The following tables, including the notes thereto, summarize our net profit and our operating revenues and operating EBITDA by industry segment and by geographic segments by region in accordance with Australian GAAP. This information should be read together with the information presented above in "Key Information - Selected Historical Consolidated Financial Data".

	Fiscal Year Ended June 30,					
	2001		2002		2003	
	(A$ million, except percentages)					
Operating revenue[1]						
Revenue from sale of goods:						
Yeast and bakery ingredients:						
North America	$340.7	25.1%	$349.7	26.4%	$305.0	16.2%
Europe	144.7	10.7	163.5	12.4	163.7	8.7
Latin America	223.8	16.5	167.4	12.6	191.4	10.1
Asia Pacific	135.8	10.0	142.3	10.8	143.7	7.6
Total yeast and bakery ingredients	$845.0	62.3%	$822.9	62.2%	$803.8	42.6%
Herbs and spices	387.4	28.6	381.9	28.9	348.4	18.5
Goodman Fielder Australia	-	-	-	-	464.9	24.6
Goodman Fielder New Zealand	-	-	-	-	161.8	8.6
Other	93.6	6.8	88.0	6.7	101.3	5.3
Total revenue from sale of goods	$1,326.0	97.7%	$1,292.8	97.8%	$1,880.2	99.6%
Revenue from rendering of services:						
Other	30.7	2.3	29.9	2.2	7.0	0.4
Total operating revenue	$1,356.7	100.0%	$1,322.7	100.0%	$1,887.2	100.0%
Cost of goods sold	(784.5)		(730.5)		(1,119.5)	
Selling, general and administration[2]	(418.1)		(386.7)		(579.3)	
Other revenue[3]	18.9		6.4		27.6	
Share of profits of associates	12.4		10.1		11.1	
Net interest expense	(82.8)		(65.9)		(156.8)	
Income before individually significant items, tax and outside equity interests	102.6		156.1		70.2	
Individually significant items[4]	-		(35.2)		112.7	
Net profit before tax and outside equity interests	102.6		120.9		182.9	
Income tax expense before individually significant income tax item	(12.1)		(19.3)		(13.0)	
Individually significant income tax benefit	-		47.9		4.4	
Outside equity interests	(2.0)		(3.3)		(4.3)	
Net profit	$88.5		$146.2		$170.0	

(1) Operating revenue consists of revenue from sale of goods and revenue from rendering of services.

(2) Includes selling, marketing and distribution expenses and general and administrative expenses.

(3) Other revenue is revenue earned other than through the sale of goods, from rendering of services or from interest income.

(4) Individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. The individually significant loss of A$35.2 million in the fiscal year ended June 30, 2002 related to a provision against prepaid slotting allowances and accounts receivable following the filing for bankruptcy of a major customer of A$10.1 million, and a provision for closure costs and a write-down of the carrying value of plant and machinery in respect of our Oakland, California yeast plant totaling A$25.1 million. The individually significant gain of A$112.7 million in the fiscal year ended June 30, 2003 represents an A$40.7 million gain on the sale of the terminals business, an A$10.9 million gain on the sale of the vinegar business, an A$6.6 million gain on the sale of land in South Yarra, Australia and an A$139.1 million gain arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings which were used to partially fund our acquisition of Goodman Fielder. These gains were partially offset by an A$32.6 million write-off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder, and provisions of restructuring costs of approximately A$52.0 million arising from our acquisition of Goodman Fielder (A$48.7 million) and Fleischmann's yeast and industrial bakery ingredients business in Latin America (A$3.3 million).

Operating Revenue, Operating EBITDA and Operating EBITDA Margin

	Fiscal Year Ended June 30,					
	2001		2002		2003	
	(A$ million, except percentages)					
By Business Segment						
Operating EBITDA:(1)						
Yeast and bakery ingredients:						
North America	$93.1	35.8%	$105.6	36.3%	$89.9	27.2%
Europe	42.8	16.5	45.0	15.5	43.6	13.2
Latin America	36.8	14.2	38.9	13.4	25.5	7.7
Asia Pacific	30.0	11.5	29.5	10.1	35.8	10.8
Total yeast and bakery ingredients	$202.7	78.0%	$219.0	75.2%	$194.8	58.9%
Herbs and spices	41.3	15.9	62.2	21.4	64.8	19.6
Goodman Fielder Australia	-	-	-	-	46.4	14.0
Goodman Fielder New Zealand	-	-	-	-	26.6	8.0
Other	31.0	11.9	29.3	10.1	15.7	4.7
Corporate expense(2)	(15.1)	(5.8)	(19.3)	(6.6)	(17.3)	(5.2)
Total operating EBITDA	$259.9	100.0%	$291.2	100.0%	$331.0	100.0%
Operating EBITDA margin:(3)						
Yeast and bakery ingredients:						
North America		28.5%		28.8%		29.5%
Europe		31.1		28.6		26.6
Latin America		15.5		20.0		13.3
Asia Pacific		22.7		21.2		24.9
Total yeast and bakery ingredients		24.6%		25.6%		24.2%
Herbs and spices		10.5		16.3		18.6
Goodman Fielder Australia		-		-		10.0
Goodman Fielder New Zealand		-		-		16.4
Other		25.5		18.7		14.5
Total operating EBITDA margin		18.8%		20.8%		17.5%
By Geographic Segment						
Operating revenue:(4)						
North America(5)	$817.0	60.2%	$816.2	61.7%	$678.9	36.0%
Europe	144.7	10.7	163.5	12.4	163.7	8.7
Latin America	223.8	16.5	167.4	12.7	191.4	10.1
Asia Pacific	171.2	12.6	175.6	13.2	853.2	45.2
Total operating revenue	$1,356.7	100.0%	$1,322.7	100.0%	$1,887.2	100.0%
Operating EBITDA(1) **(excluding corporate expense):**						
North America(5)	$148.6	54.0%	$182.7	58.8%	$159.8	45.9%
Europe	42.8	15.6	45.0	14.5	43.6	12.5
Latin America	36.8	13.4	38.9	12.6	25.5	7.3
Asia Pacific	46.8	17.0	43.9	14.1	119.4	34.3
Total operating EBITDA (excluding corporate expense)	$275.0	100.0%	$310.5	100.0%	$348.3	100.0%

(1) EBITDA under Australian GAAP and U.S. GAAP represents net profit before related income tax, net interest expense, depreciation and amortization. Operating EBITDA is not a defined term under either Australian GAAP or U.S. GAAP. Operating EBITDA under Australian GAAP and U.S. GAAP is EBITDA adjusted for individually significant items. Under Australian GAAP and U.S. GAAP, individually significant items are revenues or expenses from ordinary activities which, in the opinion of management, are of such a size, nature or incidence that their disclosure is relevant in explaining our operating performance over different periods. For additional information regarding EBITDA and operating EBITDA, including how we calculate these measures, why we present these measures, and how we reconcile these measures to measures determined in accordance with GAAP, see "Non-GAAP Financial Measures".

(2) Corporate expense consists of the costs incurred operating the corporate head office and technical and development functions in Australia and small ancillary administrative functions in North America and Europe.

(3) The operating EBITDA margin percentage is operating EBITDA divided by relevant operating revenue, multiplied by 100.

(4) Operating revenue consists of revenue from sale of goods and revenue from rendering of services. Following our acquisition of Goodman Fielder, we have reassessed the presentation of allowances deducted from gross sales revenue, and some of the allowances which were previously recognized in marketing, selling and distribution expenses have been reclassified and deducted from operating revenue. See note 1(j) of our audited consolidated financial statements for the fiscal year ended June 30, 2003.

(5) Comprises our North American yeast and bakery ingredients business and our herbs and spices business and our vinegar business segment, which we disposed of in October 2002.

Fiscal 2003 Compared to Fiscal 2002

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, increased 42.7% to A$1,887.2 million in fiscal 2003 from A$1,322.7 million in fiscal 2002. This increase was principally due to the additional revenues of approximately A$699.9 million and A$66.1 million contributed by Goodman Fielder Limited and the Fleischmann's yeast and industrial bakery ingredients business in Latin America, respectively, (neither of which were owned by us in the corresponding prior period) and to price increases in certain markets and volume growth, primarily in Asia. Changes in foreign currency exchange rates versus the Australian dollar, primarily the U.S. dollar and Argentinian peso, partially offset the growth in operating revenue by approximately A$183.2 million.

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business decreased 2.3% to A$803.8 million in fiscal 2003 from A$822.9 million in fiscal 2002.

Revenue in North America decreased 12.8% to A$305.0 million in fiscal 2003 from A$349.7 million in fiscal 2002. The decrease was primarily due to the strengthening of the Australian dollar against the U.S. dollar, leading to a decline in revenue of approximately A$35.9 million. The contraction in the consumer yeast market decreased sales volumes by approximately 4.9% during the year. Additional sales volumes in both our industrial yeast and yeast extracts businesses have partially offset this decline.

Revenue in Europe increased 0.1% to A$163.7 million in fiscal 2003 from A$163.5 million in fiscal 2002. This increase was primarily due to increased sales in Portugal, as a result of the start up of the new yeast dryer part way through the last fiscal year. However, this growth was offset by increased competition in Turkey leading to pressure on selling prices and volumes.

Revenue in Latin America increased 14.3% to A$191.4 million in fiscal 2003 from A$167.4 million in fiscal 2002. The Fleischmann's yeast and industrial bakery ingredients business, acquired on October 31, 2002, has contributed revenues of A$66.1 million. This was offset by an approximately A$84.1 million decline in revenues resulting from the depreciation of local currencies, in particular the Argentinian peso, versus the Australian dollar. However, we have managed to increase selling prices, in local currency terms, in many markets, which has partially offset the effects of this foreign currency translation.

Revenue in the Asia Pacific region increased 1.0% to A$143.7 million in fiscal 2003 from A$142.3 million in fiscal 2002. This increase was primarily due to volume increases in the region over the prior year period largely as a result of plant expansions.

Herbs and Spices

Revenue in our herbs and spices business decreased 8.8% to A$348.4 million in fiscal 2003 from A$381.9 million in fiscal 2002. This decrease in operating revenue was primarily due to a A$45.3 million decline in revenues resulting from the appreciation of the Australian dollar against the U.S. dollar and an increase in customer rebates of approximately A$9.6 million. Sales in local currency terms increased by approximately 2.0% from the corresponding period last year due to price increases and volume gains in the club store and foodservice channels.

Goodman Fielder Australia & New Zealand

On March 19, 2003, we gained effective control of Goodman Fielder Limited. On June 12, 2003, we completed our acquisition of the outstanding ordinary shares of Goodman Fielder for a total purchase price of approximately A$2.0 billion.

Since gaining effective control of Goodman Fielder, we have completed a comprehensive review of its operations and structure. Following this review, we report the results of Goodman Fielder as Goodman Fielder Australia (comprised of the former Baking Australia and Consumer Foods divisions) and Goodman Fielder New Zealand. The former Goodman Fielder International division, comprised of its Asia Pacific businesses, is now managed by our Asia Pacific management team, and is included in our Other business segment.

From the date of acquisition to June 30, 2003, Goodman Fielder Australia has contributed revenues of A$464.9 million and Goodman Fielder New Zealand has contributed revenues of A$161.8 million.

Other

Our other businesses primarily include the Goodman Fielder International businesses, and our discontinued operations consisting of our vinegar and terminals businesses. During the year ended June 30, 2003, our other businesses contributed revenues of A$108.3 million, of which the vinegar and terminals businesses contributed A$25.5 million and A$7.0 million, respectively, prior to their disposal in fiscal 2003. During the year ended June 30, 2002, revenue from other businesses was A$117.9 million, of which the vinegar and terminals businesses contributed A$84.8 million and A$31.0 million, respectively.

Costs of Goods Sold

Cost of goods sold increased 53.3% to A$1,119.5 million in fiscal 2003 from A$730.5 million in fiscal 2002. The increase was due to the additional cost of goods sold recognized as a result of our acquisition of Goodman Fielder and the Fleischmann's Latin American yeast and industrial bakery ingredients businesses during the period. However, this increase was partially offset by a decline in cost of goods of approximately A$102.1 million, resulting from foreign currency exchange rate movements versus the Australian dollar. Margins increased as a result of improved manufacturing efficiencies, primarily due to the closures of the high cost yeast plants in Oakland, California and South Yarra, Australia.

Selling, General and Administration Costs

Selling, general and administration costs consist of our selling, marketing and distribution expenses and our general and administrative expenses. Our selling, general and administration costs increased 49.8% to A$579.3 million in fiscal 2003 from A$386.7 million in fiscal 2002. The increase was primarily due to Goodman Fielder and Fleischmann's Latin American yeast and industrial bakery ingredients businesses, neither of which were owned by us in the prior corresponding period. However, these additional costs were partially offset by a decline in selling, general and administration costs of approximately A$56.2 million, due to foreign currency exchange rate movements versus the Australian dollar.

Profits from Associates

Profits from associates are allocated to industry segments and geographic segments by region based on their location and are included in operating EBIT. Our share of net profits of associates accounted for using the equity method increased 9.9% to A$11.1 million in fiscal 2003 from A$10.1 million in fiscal 2002.

Operating EBIT

Operating EBIT increased 1.8% to A$222.7 million in fiscal 2003 from A$218.7 million in fiscal 2002. The appreciation of the Australian dollar, primarily against the U.S. dollar and Argentinian peso, reduced operating EBIT by approximately A$24.9 million compared to the prior corresponding period.

Yeast and Bakery Ingredients

Operating EBIT in our yeast and bakery ingredients business decreased 13.6% to A$142.6 million in fiscal 2003 from A$165.0 million in fiscal 2002.

Operating EBIT in North America decreased 12.8% to A$72.8 million in fiscal 2003 from A$83.5 million in fiscal 2002. Cost reduction initiatives, arising from the closure of our Oakland plant and reductions in our administrative staff, were partially offset by the depreciation of the U.S. dollar versus the Australian dollar which reduced operating EBIT by approximately A$8.5 million, and by increased sales, marketing and distribution expenses of approximately A$2.5 million in our consumer yeast business.

Operating EBIT in Europe decreased 9.2% to A$30.5 million in fiscal 2003 from A$33.6 million in fiscal 2002. This was due to losses of approximately A$4.2 million incurred in Turkey as a result of ongoing pricing competition in that market that has also led to a reduction in sales volumes.

Operating EBIT in Latin America decreased 53.3% to A$12.5 million in fiscal 2003 from A$26.8 million in fiscal 2002. The depreciation of the local currencies led to a decline of approximately A$9.3 million in Australian dollar earnings. This was partially offset by local price increases and cost reduction initiatives, arising from plant rationalization and administrative staff reductions in Argentina. Excluding individually significant restructuring costs, approximately A$6.1 million in costs have been incurred as part of integrating the new Fleischmann's business.

Operating EBIT in Asia Pacific increased 27.0% to A$26.8 million in fiscal 2003 from A$21.1 million in fiscal 2002. This was largely due to volume growth in China, Sri Lanka and Vietnam. In addition, costs of approximately A$0.8 million associated with a product recall in fiscal 2002 were recorded in the prior period, resulting in reduced operating EBIT in that period.

Herbs and Spices

Operating EBIT in our herbs and spices business increased 6.4% to A$58.2 million in fiscal 2003 compared with A$54.7 million in fiscal 2002. This improvement is primarily due to cost reduction initiatives, the majority of which related to headcount reductions which increased operating EBIT by approximately A$5.7 million. The depreciation of the U.S. dollar versus the Australian dollar has reduced operating EBIT by A$4.5 million.

Goodman Fielder Australia and New Zealand

Since the acquisition on March 19, 2003, Goodman Fielder Australia has recorded operating EBIT of A$16.3 million and Goodman Fielder New Zealand has recorded operating EBIT of A$15.7 million.

Other

Other businesses, which consist mainly of the Goodman Fielder International businesses and discontinued operations, earned operating EBIT of A$8.8 million during the year ended June 30, 2003. Prior to their disposal, the vinegar and terminals businesses earned A$3.7 million and A$1.6 million, respectively. During the year ended June 30, 2002, operating EBIT from other businesses was A$18.9 million, of which the vinegar and terminals businesses contributed A$10.9 million and A$7.9 million, respectively.

Net Interest Expense and Income Tax

Net interest expense, excluding the write-off of deferred borrowing costs of A$32.6 million, increased 137.9% to A$156.8 million in fiscal 2003 compared with A$65.9 million in fiscal 2002. The increase was due to the additional interest expense incurred on our U.S.$400 million 9.75% senior subordinated notes due 2012 issued on June 21, 2002, our U.S.$210 million 10.75% senior subordinated notes due 2011 issued on February 20, 2003 and our new secured senior funding facilities drawn down in April 2003. This was partially offset by increased interest income of approximately A$11.0 million.

Income tax expense, before individually significant income tax items, decreased 32.6% to A$13.0 million in fiscal 2003 compared with A$19.3 million in fiscal 2002, primarily due to lower earnings in countries where we are tax payers. During the current period, we recorded a net individually significant tax benefit of A$4.4 million, representing a tax benefit of A$9.0 million arising from the recognition of an additional portion of U.S. tax losses, offset by an A$4.6 million tax charge arising from a subsidiary ownership restructure. The prior corresponding period included an A$47.9 million tax benefit arising from the recognition of a portion of U.S. tax losses, which had not previously been brought to account.

Individually Significant Items

Net profit for the year ended June 30, 2003 included net gains from individually significant items of A$112.7 million. This was comprised of an A$40.7 million gain on the sale of the terminals business, an A$10.9 million gain on the sale of the vinegar business, and an A$6.6 million gain on the sale of land in South Yarra, Australia. This land was previously the site of a yeast plant that was decommissioned in July 2002. South Yarra's production has been transferred to our Camellia, Australia facility. An A$139.1 million gain has also been recorded in the current period, arising from an unrealized foreign exchange gain on the translation to the period end rate of our U.S. dollar denominated borrowings, due to the appreciation of the Australian dollar against the U.S. dollar during the period.

These gains were partially offset by a A$32.6 million write off of deferred borrowing costs that were expensed as a result of refinancing our existing secured senior funding and our bridge financing in connection with our acquisition of Goodman Fielder. We also incurred restructuring costs of approximately A$52.0 million, consisting of A$48.7 million arising from our acquisition of Goodman Fielder and A$3.3 million arising from our acquisition of Fleischmann's yeast and industrial bakery ingredients business in Latin America. The prior corresponding period included a provision of A$10.1 million against amounts due from Kmart Corporation and a provision of A$25.1 million for the restructuring and closure of our yeast plant in Oakland, California.

Net Profit

Primarily as a result of the factors discussed above, our net profit increased by 16.3% to A$170.0 million in fiscal 2003 from A$146.2 million in fiscal 2002. Excluding individually significant items and individually significant tax items, net profit decreased 60.4% to A$52.9 million.

Fiscal 2002 Compared to Fiscal 2001

Operating Revenue

Revenue from sales of goods and rendering of services, which we refer to as operating revenue, decreased 2.5% to A$1,322.7 million in fiscal 2002 from A$1,356.7 million in fiscal 2001, principally due to the depreciation of the Argentinian peso versus the Australian dollar. Reduced consumer yeast volumes in North America, reduced volumes in our herbs and spices business and the sale of our consumer vinegar business in February 2001, also contributed to the reduction. These factors were partially offset by increased volumes in Portugal, Germany, China, India and Vietnam and price increases, primarily in Argentina. Geographically, approximately 64%, 12%, 12% and 12% of our revenues were derived in North America, Europe, Latin America and Asia Pacific, respectively, in fiscal 2002, compared to approximately 62%, 10%, 16% and 12% in fiscal 2001, respectively.

Yeast and Bakery Ingredients

Revenue in our yeast and bakery ingredients business decreased 2.6% to A$822.9 million in fiscal 2002 from A$845.0 million in fiscal 2001.

Revenue in North America increased 2.6% to A$349.7 million in fiscal 2002 from $340.7 million in fiscal 2001. This increase in revenue was primarily due to an increase in industrial yeast and bakery ingredients volumes of approximately 3.8% and sales price increases in the United States of approximately 6.4%. These factors were partially offset by a decline of approximately 9.9% in consumer yeast volumes as the market volume, particularly for bread mixes, continued to decline.

Revenue in Europe increased 13.0% to A$163.5 million in fiscal 2002 from A$144.7 million in fiscal 2001. This increase in revenue was primarily due to an increase in volumes of approximately 33.9% resulting from the start-up of our new yeast dryer in Portugal and volume gains of approximately 16.4% from our German yeast extract business.

Revenue in Latin America decreased 25.2% to A$167.4 million in fiscal 2002 from A$223.8 million in fiscal 2001. This decrease in revenue was principally due to the devaluation of the Argentinian peso versus the Australian dollar. In addition, volumes in Argentina declined by approximately 29.3%, primarily in bakery ingredients. Volumes in Brazil also declined slightly, by approximately 0.4% compared to the prior period.

Revenue in the Asia Pacific region increased 4.8% to A$142.3 million in fiscal 2002 from A$135.8 million in fiscal 2001. This increase in revenue was primarily due to volume increases in India of approximately 9.7% and in Vietnam of approximately 35.6%, which was partially offset by pricing and volume decreases of approximately 7% in Australia. We experienced an increase of 4.1% in volumes in the Asia Pacific region as compared to the prior period.

Herbs and Spices

Revenue in our herbs and spices business decreased 1.4% to A$381.9 million in fiscal 2002 from A$387.4 million in fiscal 2001. This was due primarily to a decline in sales volume of approximately 12.4%, which was partially offset by the depreciation of the Australian dollar against the U.S. dollar.

Other

Our other businesses consist of our vinegar and terminals businesses, as well as our Cochin Spices operations in India.

Revenue in our vinegar business decreased 5.4% to A$84.8 million in fiscal 2002 from A$89.6 million in fiscal 2001. This decrease in revenue was primarily due to the A$7.7 million decline in revenues resulting from the sale of our consumer vinegar business in February 2001. Industrial vinegar volumes declined by approximately 7.0%, which was partially offset by price increases of approximately 4.6%.

Revenue in our terminals business decreased 2.6% to A$29.9 million in fiscal 2002 from A$30.7 million in fiscal 2001. The decline was primarily due to decommissioning tanks in preparation for the exit of a site in Melbourne and the upgrade of tanks at the remaining site.

Cost of Goods Sold

Cost of goods sold decreased 6.9% to A$730.5 million in fiscal 2002 from A$784.5 million in fiscal 2001. This decrease was a result of the productivity improvements and plant rationalizations in North America and Argentina, reducing cost of goods sold by approximately A$3.8 million and A$6.2 million, respectively. We also experienced a 49.8% reduction in black pepper prices and a decrease of approximately A$7.3 million in cost of goods sold due to the divestment of our consumer vinegar business.

Selling, General and Administration Costs

Selling, general and administration costs consist of our selling, marketing and distribution expenses and our general and administrative expenses. Our selling, general and administration costs decreased 5.7% to A$386.7 million in fiscal 2002 from A$418.1 million in fiscal 2001. This decrease was due primarily to the depreciation of the Argentinian peso against the Australian dollar and, to a lesser extent, a A$7.5 million reduction in marketing and promotional expenses in North America.

Profits from Associates

Profits from associates are allocated to industry segments and geographic segments by region based on their location and are included in operating income. Our share of net profits of associates accounted for using the equity method decreased 18.5% to A$10.1 million in fiscal 2002 from A$12.4 million in fiscal 2001. This decrease was primarily due to the increased amortization charges of A$1.4 million and higher effluent treatment costs of approximately A$1.8 million in our Meishan, China, Hull, U.K. and Malaysian plants.

Operating EBIT

Operating EBIT increased 19.7% to A$222.0 million in fiscal 2002 from A$185.4 million in fiscal 2001. Geographically, approximately 62%, 14%, 11% and 13% of operating EBIT, before corporate expense, was derived in North America, Europe, Latin America and Asia Pacific, respectively, in fiscal 2002 compared to approximately 56%, 16%, 11% and 17% in fiscal 2001, respectively.

Yeast and Bakery Ingredients

Operating EBIT in our yeast and bakery ingredients business increased 14.8% to A$168.3 million in fiscal 2002 from A$146.6 million in fiscal 2001. Benefits, in the form of cost savings from lower depreciation and reduced head count, amounted to approximately A$17.5 million.

Operating EBIT in North America increased 20.8% to A$83.5 million in fiscal 2002 from A$69.1 million in fiscal 2001. This was primarily due to cost reductions of approximately A$2.7 million resulting from staff reductions, other productivity improvements of approximately A$1.1 million and reduced marketing costs of approximately A$7.5 million. We announced the closure of our Oakland, California plant in late fiscal 2002, which had high operating costs relative to our other yeast plants. We expect cost savings related to this closure to commence in July 2002, consisting of approximately A$3.5 million annually due to employee reductions and depreciation expense. These estimates are based on assumptions and forecasts of operating costs, labor requirements and timing. Some of these matters are, to varying extents, beyond our control. We may not achieve these estimates, and you should not place undue reliance upon them. The benefit of the closure of our Oakland plant will not be fully realized until fiscal 2003.

Operating EBIT in Europe increased 3.7% to A$33.8 million in fiscal 2002 from A$32.6 million in fiscal 2001. Increased revenue from the new yeast dryer in Portugal was partially offset by start-up costs relating to the plant. The ongoing price competition in Turkey also led to reduced earnings.

Operating EBIT in Latin America increased 26.0% to A$27.1 million in fiscal 2002 from A$21.5 million in 2001. This was primarily due to cost reductions of approximately A$6.2 million resulting from plant rationalizations in Argentina where we have merged the operations from five facilities into two facilities. Local currency price increases of approximately 38.7%, and close control of our costs, also led to improved profits in Argentina. In Brazil, our operating income was negatively affected by approximately 7.9% due to increased competitive pressure on prices.

Operating EBIT in Asia Pacific increased 2.1% to A$23.9 million in fiscal 2002 from A$23.4 million in fiscal 2001. Costs of approximately A$0.8 million incurred in connection with recalling some shipments of dry yeast in Australia, as a result of possible metal contamination, and increased effluent treatment costs of approximately A$1.0 million in Malaysia and China largely offset the approximately 4.1% increase in sales volumes.

Herbs and Spices

Operating EBIT in our herbs and spices business increased 64.3% to A$54.7 million in fiscal 2002 compared with A$33.3 million in fiscal 2001. The increase was due to cost reductions of approximately A$11.7 million, resulting from a reduction in the number of employees, productivity improvements and lower black pepper prices, which decreased on average by 49.8% in fiscal 2002 as compared to fiscal 2001.

Other

Our other businesses consist of our vinegar and terminals businesses, as well as our Cochin Spices operation in India.

Operating EBIT in our vinegar business increased 14.7% to A$10.9 million in fiscal 2002 from A$9.5 million in fiscal 2001. This was primarily due to the sale of our loss-making consumer vinegar business in February 2001, which had an operating loss of A$1.8 million in fiscal 2001.

Operating EBIT in our terminals business decreased 29.5% to A$7.9 million in fiscal 2002 from A$11.2 million in fiscal 2001. This was primarily due to the reduced revenue and recognition of costs of approximately A$2.0 million to vacate and remediate land at our facility in Melbourne, Australia.

Net Interest Expense and Income Tax

Net interest expense decreased 20.4% to A$65.9 million in fiscal 2002 from A$82.8 million in fiscal 2001. This decrease was primarily due to reduced debt levels and lower interest rates. As our senior subordinated notes due 2012 were issued on June 21, 2002, the full impact on our interest expense will not be realized until fiscal 2003, when our interest expense will increase substantially.

Income tax expense, before the recoupment of United States tax losses and timing differences, increased 59.5% to A$19.3 million in fiscal 2002 from A$12.1 million in fiscal 2001. The increase was primarily due to increased profits of approximately 24.5% in the jurisdictions where we are taxpayers. In addition, we recognized a portion of the benefit of tax losses and other deferred tax assets available in the United States, totaling approximately A$47.9 million.

Individually Significant Items

During fiscal 2002, we recorded the following two individually significant items. In December 2001, we provided A$10.1 million for amounts relating to our business with Kmart as that company filed for bankruptcy protection. The amounts provided for were primarily comprised of accounts receivable and unamortized prepaid slotting allowances. In March 2002, we recorded a provision of A$25.1 million relating to the closure of our yeast plant in Oakland, California and the write-down of plant and equipment as we expect the proceeds from the sale of this plant and equipment will be less than their carrying amounts. Of this provision, A$17.2 million related to plant, property and equipment write-downs, A$3.2 million related to severance costs, and the remaining other provision of A$4.7 million was recorded for the write-off of raw materials and spare parts, estimated site and tank clean up costs and contract termination penalties. There were no individually significant items recorded in fiscal 2001.

Net Profit

Primarily as a result of the factors discussed above, our net profit increased by 65.2% to A$146.2 million in fiscal 2002 from A$88.5 million in fiscal 2001. Excluding individually significant items and the tax benefit recognized, net profit increased 50.8% to A$133.5 million.

Impact of Foreign Exchange Rate Movements and Governmental Policies

Prior to our acquisition of Goodman Fielder, our assets were generally located in, and our profits and cash flows were mainly generated from, locations outside Australia. While, as a result of our acquisition of Goodman Fielder, we now have significant additional assets in Australia, we continue to have substantial assets outside Australia. In respect of our operations outside Australia, we attempt to match our cash inflows in a particular foreign currency to the cash outflows of that currency where possible. Similarly, we attempt to match our foreign currency assets with foreign currency borrowings where appropriate. See "Quantitative and Qualitative Disclosures about Market Risk - Foreign Currency Exchange Rate Risk". However, our reported earnings, cash flows and carrying amounts of assets and liabilities, as reported in Australian dollars, are affected by changes in foreign currency exchange rates. A significant portion of our earnings and cash flows generated outside Australia have been generated, and a significant portion of our assets outside Australia have been located, in the United States. In addition, a significant portion of our debt is denominated in U.S. dollars. Accordingly, changes in the exchange rate between the Australian dollar and the U.S. dollar have had in recent periods, and may have in future periods, a significant effect on our reported results of operations and financial condition. There has been a material appreciation in this exchange rate since December 31, 2001. The exchange rate of the Australian dollar to the U.S. dollar was 0.5100, 0.5628 and 0.6713 as of June 30, 2001, 2002 and 2003, respectively. A depreciation of the Australian dollar versus the U.S. dollar will generally increase our reported earnings, assets, debt levels and debt servicing costs whereas an appreciation of the Australian dollar versus the U.S. dollar will generally decrease our reported earnings, assets, debt levels and debt servicing costs, in each case, as reported in Australian dollars.

For financial reporting purposes, we generally convert our foreign currency assets and liabilities to Australian dollars at the rate of exchange existing at the end of the relevant period. Any resulting foreign currency translation gains and losses are reflected in our statement of financial position at the end of the relevant period. We convert foreign currency earnings at a weighted average of the relevant exchange rates during the relevant period. For the year ended June 30, 2003, we recorded an unrealized foreign exchange gain of A$139.1 million in our operating results. This gain arose from the translation to the period end rate of our U.S. dollar denominated borrowings which have been used to partially fund our acquisition of Goodman Fielder.

We conduct business on an international level and are exposed to a number of material risks as a result. We have identified economic and political instability, restrictions on the transfer of funds in or out of the countries in which we operate, international incidents and military outbreaks, foreign currency fluctuations, changes in the laws and policies of the countries in which we manufacture or sell our products, work stoppages, changes in export controls or import duties, trade restrictions and transportation delays as material risks arising from our international operations. Any one of these risks could materially adversely affect our business, results of operations and financial condition.

Argentina

Our Argentinian operations accounted for approximately 5% of our operating revenues for the fiscal year ended June 30, 2003. In recent years, Argentina has been negatively affected by volatile economic and political conditions. These volatile conditions pose many risks to our business and results of operations in Argentina.

Since December 2001, the value of the Argentinian peso has significantly decreased versus the Australian dollar and other major currencies. As of December 31, 2001, we had a net investment in Argentina of approximately ARP113 million. Prior to December 20, 2001, the value of the Argentinian peso was pegged at 1.00 ARP to 1.00 U.S. dollar. After a prolonged period of recession, the Argentinian government abandoned its decade old Argentinian peso to U.S. dollar fixed exchange rate and a sole and free exchange market for the purchase and sale of foreign currency, with an exchange rate determined freely by offer and demand, was established.

As of June 30, 2002, the value of the Argentinian peso was 3.81 ARP to 1.00 U.S. dollar and as of June 30, 2003, the value of the Argentinian peso was 2.81 ARP to 1.00 U.S. dollar.

Brazil

On October 31, 2002, we completed our acquisition from Kraft Foods International, Inc. of its Fleischmann's yeast and industrial bakery ingredients business in Latin America for U.S.$110.0 million. This purchase price increased by A$2.2 million based on the working capital level of the business on the closing date of the acquisition. As a result of the completion of the acquisition, we expanded our operations in Brazil. As in Argentina, Brazil has experienced volatile economic conditions. In efforts to curb Brazil's historically high rate of inflation, the Brazilian government has, among other things, frequently devalued its currency, the real. It has also, in the past, imposed temporary restrictions on remittances to foreign investors in an effort to preserve Brazil's foreign currency reserves, and it currently restricts Brazilians and foreign entities from converting reals into U.S. dollars or other foreign currencies, except in certain authorized transactions. The Brazilian government may, in the future, impose further currency restrictions depending on the extent of Brazil's foreign currency reserves, the availability of foreign currency in the foreign exchange markets, the size of Brazil's debt service burden, Brazil's policy towards the International Monetary Fund and other factors.

Liquidity and Capital Resources

The following table sets forth our consolidated cash flows for fiscal 2001, 2002 and 2003. This information has been extracted from our audited consolidated financial statements included in this annual report.

	Fiscal Year Ended June 30,		
	2001	2002	2003
	(A$ million)		
Net cash provided by operating activities	$118.4	$213.1	$201.5
Net cash used in investing activities	(89.8)	(105.8)	(1,946.7)
Net cash provided by (used in) financing activities	(17.5)	607.4	1,033.8
Net increase (decrease) in cash held	$11.1	$714.7	$(711.4)

Our cash requirements have generally been funded through cash flow from operations, borrowings under our credit facilities and, in certain cases, equity offerings and asset sales.

Net cash provided by operating activities for fiscal 2003 was A$201.5 million compared to A$213.1 million for fiscal 2002. This decrease was primarily due to an increase in our borrowing costs arising from our new senior loan facilities and senior subordinated notes, and an increase in income taxes paid during the year. Income taxes paid include non recurring tax payments of approximately A$37.0 million arising from our acquisition of Goodman Fielder. An increase in cash receipts from customers of A$529.9 million was largely offset by a corresponding increase in cash payments to suppliers and employees of A$461.1 million, and non recurring costs of approximately A$31.1 million paid in respect of Goodman Fielder restructuring costs.

Net cash provided by operating activities for fiscal 2002 increased to A$213.1 million. This increase was primarily due to our increased net profit, a reduction in our working capital and a reduction in the payments we made for slotting. In addition, we received increased dividends from our associates.

Net cash used in investing activities for fiscal 2003 was a net outflow of A$1,946.7 million, compared with a net outflow of A$105.8 million for fiscal 2002. This was primarily due to our acquisition of Goodman Fielder for a net cash outflow of approximately A$1,967.3 million. Net cash used in investing activities also reflects the remaining payment for our acquisition of Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International Inc. of A$191.5 million, offset by the receipt of gross proceeds from the sale of our vinegar business in North America of A$80.6 million and by the receipt of gross proceeds from the sale of our terminals business of A$86.4 million. Net proceeds were A$76.9 million from the sale of our vinegar business and A$83.5 million from the sale of our terminals business.

Net cash used in investing activities for fiscal 2002 was A$105.8 million as compared to A$89.8 million for fiscal 2001. This increase was primarily due to the investment of funds on new plant upgrades and expansions in our yeast and bakery ingredients business, as well as ongoing expenditures on health, safety and environmental upgrades in our business generally. The major plant expansion and upgrade projects included the rationalization of our yeast and baking ingredients plants in Argentina where:

- our Tucuman yeast plant has been expanded to allow for the closure of our plant at Hurlingham, and
- our Lanus bakery ingredients plant has been expanded to allow for the closure of our plant at Lomas de Zamora and the relocation of our Tronador warehouse and administration offices.

We also expanded yeast plants in China, India and Germany and completed the construction of our new yeast dryer in Portugal.

In June 2002, we paid a non-refundable deposit of approximately A$20.0 million in connection with our preliminary agreement with Kraft Foods International, Inc. to acquire its Fleischmann's yeast and industrial bakery ingredients business in Latin America. We provide additional information about our historical and anticipated capital expenditures under the caption "Operating and Financial Review and Prospects - Capital Expenditures and Commitments".

Net cash provided by financing activities for fiscal 2003 was A$1,033.8 million compared to net cash generated from financing activities of A$607.4 million in the corresponding prior period. The increase was primarily due to the issue of our senior notes due 2010 in June 2003, and our senior subordinated notes due 2011 in February 2003, the drawdown of our new senior financing facilities, and the receipt of proceeds of approximately A$195.6 million from the exercise of options, including the exercise of approximately 600.0 million of options by our major shareholder, Mr. Hart. This was partially offset by the redemption of our outstanding 5.5% guaranteed subordinated convertible bonds due 2004, the repayment of borrowing under our former senior funding agreement, and the payment of approximately A$195.3 million in dividends to former Goodman Fielder shareholders.

Net cash generated from financing activities for fiscal 2002 was A$607.4 million compared to A$17.5 million net cash used for fiscal 2001. We received approximately A$104.0 million of net proceeds from the issue of our CP Shares, approximately A$20.0 million from the exercise of 2003 options and A$823.0 million from borrowings under our secured senior funding agreement. We also raised U.S.$400.0 million through the issuance of the senior subordinated notes due 2012. In the same period, we repaid approximately A$136.0 million of 7.5% Notes and A$835.0 million of senior debt outstanding under our previous senior debt facility. We also repaid approximately A$10.0 million borrowed under our existing credit facility and incurred A$39.0 million in costs and brokerage fees relating to our refinancing and debt raising. We paid dividends in respect of the CP Shares totaling approximately A$12.0 million.

As of June 30, 2003, our total cash assets were approximately A$180.5 million and we had total debt of approximately A$2,992.6 million, consisting of A$1,726.1 million under our secured senior term loans, A$149.9 million of the senior notes due 2010, A$299.6 million of the senior subordinated notes due 2011, A$599.8 million of the senior subordinated notes due 2012, A$185.7 million of the New Zealand subordinated capital notes, and A$31.5 million in other debt. Approximately A$181.1 million of the proceeds from the issuance of the senior subordinated notes due 2012, was used to redeem our 5.5% guaranteed subordinated convertible bonds due 2004 in September 2002.

We believe that our existing cash resources and the anticipated cash flows from operations and asset sales will provide sufficient liquidity over the next twelve months to meet our currently anticipated cash requirements. Our ability to generate sufficient cash depends on our future performance which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond our control. In addition, our future capital expenditures and other cash requirements could be higher than we currently expect as a result of various factors, including any acquisitions that we may complete. If this occurs, or if the amounts of our anticipated sources of cash are lower than expected, we may be required to seek additional external financing.

As of June 30, 2003, approximately 251.6 million options to subscribe for ordinary shares in Burns Philp were outstanding. All options outstanding at June 30, 2003, except for 488,788 options, were exercised prior to their expiry on August 14, 2003 at the exercise price of A$0.20 per share, and we received proceeds of approximately A$50.2 million from the exercise of such options.

As a condition of the financing for our acquisition of Goodman Fielder, on December 12, 2002, entities associated with Mr. Hart exercised options covering approximately 250.0 million ordinary shares. On March 26, 2003, June 10, 2003 and August 6, 2003, entities associated with Mr. Hart exercised options covering 350.0 million ordinary shares, approximately 351.6 million ordinary shares, and approximately 34.5 million ordinary shares, respectively. As of November 28, 2003, Mr. Hart beneficially owned 57.7% of our presently issued ordinary shares.

In fiscal 2003, in connection with our acquisition of Goodman Fielder, we incurred approximately:

- A$1.3 billion and U.S.$335.0 million of secured senior term loan financing (U.S.$65.0 million of which has since been repaid from the proceeds of the issuance of our U.S.$100.0 million senior notes due 2010);
- U.S.$210.0 million of senior subordinated notes due 2011; and
- NZ$212.5 million of New Zealand subordinated capital notes.

We also incurred approximately A$1.35 billion under a nine month term secured senior share acquisition bridge facility, which we repaid on April 4, 2003 with, among other sources, the proceeds from our secured senior term loan financing. A portion of the proceeds from the share acquisition bridge facility had been used to refinance our former secured funding agreement, including our former U.S.$425.0 million term loan facility. In addition, we have established an A$100.0 million secured senior revolving loan facility. As of the date of this document, there is no amount outstanding under this revolving loan facility.

We also have used a portion of our borrowings under our new facilities to repay and replace certain Goodman Fielder indebtedness. In 1999, a subsidiary of Goodman Fielder issued U.S.$200.0 million of senior notes due 2011. On April 2, 2003, these notes were repaid in full. The net cash cost of the "make whole" obligation after allowing for the receipt from the close-out of interest rate swaps was A$35.2 million. In addition to these U.S.$200.0 million senior notes due 2011, Goodman Fielder has a number of banking facilities, particularly working capital facilities for offshore subsidiaries.

In June 2003, we issued U.S.$100.0 million of senior notes due 2010 and used a portion of the net proceeds to repay the outstanding principal amount of the U.S.$65.0 million tranche of our U.S.$335.0 million Term B secured senior term loan facility; we intend to use the remaining proceeds for working capital and other general corporate purposes.

Capital Expenditures and Commitments

The following table shows our cash commitments as of June 30, 2003.

	Payments Due by Period as of June 30, 2003				
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	(A$ million)				
Contractual Obligations:					
Total debt[1]	$2,992.6	$178.8	$339.7	$858.0	$1,616.1
Capital lease obligations	-	-	-	-	-
Operating leases	71.6	25.0	26.1	13.5	7.0
Unconditional purchase obligations [2]	16.1	16.1	-	-	-
Total contractual cash obligations	$3,080.3	$219.9	$365.8	$871.5	$1,623.1

(1) Total debt consists of principal amounts only, based on exchange rates in effect at June 30, 2003.

(2) Unconditional purchase obligations consist of capital expenditure obligations.

The amounts shown in the table above represent existing contractual obligations only. Most of our planned capital expenditures are not currently committed and, therefore, our future capital expenditures will substantially exceed the amounts shown above. In addition, our actual future expenditures for the other items shown above could exceed the amounts shown due to changes in our business, plans and operating results, changes in foreign exchange rates or other factors.

During fiscal 2003, we made capital expenditures of A$80.2 million. Our significant capital expenditures during the year included the integration and restructure of Goodman Fielder businesses, consumer foods (A$9.1 million); baking (A$9.3 million) and Goodman Fielder New Zealand (A$3.5 million). We also installed a new warehouse picking system in our herbs and spices business (A$4.1 million), continued the plant consolidation project in Argentina (A$6.2 million) and continued work on projects to expand our yeast cooling capacity in North America (A$7.9 million) and the capacity of our yeast plants in Harbin, China (A$3.8 million) and Chiplun, India (A$5.0 million). The remaining capital expenditures for the year were comprised of individually non-material project activities.

During fiscal 2002, we made capital expenditures of A$82.3 million. Our significant capital expenditures during the year included the completion of the construction of our new yeast dryer in Portugal for A$5.6 million and the expansion of our yeast plants in China for A$6.1 million and in India for A$3.9 million. In addition, we completed the expansion of our yeast plant in Tucuman, Argentina for A$16.0 million, permitting the closure of our plant in Buenos Aires. We also expanded our bakery ingredients plant in Argentina for A$6.9 million, allowing the closure of one manufacturing and one distribution facility. We incurred further expenditures of A$10.2 million increasing the productivity at our herbs and spices plant and A$3.1 million to upgrade our terminals facilities in Melbourne and Sydney. The remaining capital expenditures for the year were comprised of individually non-material project activities.

During fiscal 2001, we made capital expenditures of A$88.8 million. Our significant capital expenditures during the year included the installation of cream yeast receiving systems for some of our key large customers in North America for A$7.4 million and the undertaking of plant expansions at LaSalle, Quebec for A$11.4 million. In Latin America, we carried out work on our effluent treatment facilities for A$0.8 million, expanded our yeast plant in Brazil for A$3.9 million and incurred expenditures increasing our productivity across our yeast plants for A$5.5 million. We also acquired margarine and fats businesses in Argentina for A$7.3 million. In Europe, we began building our new yeast dryer in Portugal for A$6.8 million. In the Asia Pacific region, we expanded our Harbin yeast plant for A$3.4 million and continued construction on our effluent treatment plant for A$3.3 million. The remaining capital expenditures for the year were comprised of individually non-material project activities.

Under the terms of our secured senior funding agreements, our capital expenditures in future periods will be limited to the greater of:

- 20.0% of EBITDA for the Group for that fiscal year; or
- an amount for that fiscal year consisting of A$170.0 million for the fiscal year ending June 30, 2004, A$150.0 million for the fiscal year ending June 30, 2005, A$130.0 million for the fiscal year ending June 30, 2006 and A$120.0 million for each fiscal year thereafter.

We expect that, subject to any acquisitions that we may make, capital expenditures in future periods will not exceed 20.0% of the EBITDA for the Group for that fiscal year.

Off-Balance Sheet Arrangements

Other than the operating lease commitments and unconditional purchase agreements referred to in the "Contractual Obligations" table above and our derivatives referred to under "Quantitative and Qualitative Disclosures about Market Risk", we do not believe that we have entered into any off-balance sheet transaction, arrangement or other relationship that is reasonably likely to materially affect liquidity, the availability of capital resources or requirements for capital resources.

Pension Plans

We sponsored seven defined benefit employee pension plans as of June 30, 2003. Our contributions are based on the advice of the plans' actuaries and amounted to A$11.6 million during the year ended June 30, 2003. The weighted average expected rate of return on plan assets as of June 30, 2003 was 5.95%. The determination of the expected return on plan assets is made with reference to factors that include independent actuarial advice, historical rates of return, including both short term and longer term trends, and changes in the age profile of our workforce. Given the inherent uncertainty of the nature of this item, a change in the expected return may be required in future periods. Although the precise impact of a potential change cannot be quantified, a sustained downward revision of the expected return on plan assets may result in the recognition of material additional pension expense.

Taxation

The Group is subject to income taxes on an entity basis on income arising or derived from the tax jurisdictions in which our parent company and each of its subsidiaries are domiciled and operate.

In accordance with Australian GAAP, the Group uses the liability method of tax effect accounting. Under this method income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income. Future income tax benefits relating to tax losses are not brought to account unless realization of the benefit is virtually certain. This level of assurance that is required is usually referred to as the "virtual certainty" test and it is more demanding than the test required under U.S. GAAP, which is usually described as the "more likely than not" test.

Also, while we have recognized some future income tax benefits, we have available significant tax losses and timing differences that have not been recognized as an asset because recovery of these tax losses is not virtually certain and recovery of these timing differences is not assured beyond any reasonable doubt. These losses and timing differences are also available across different jurisdictions but primarily in Australia, the United States and Germany. As of June 30, 2003, the total benefit of unrecognized tax losses and timing differences was estimated to be A$296.3 million.

On January 8, 2003, Goodman Fielder advised shareholders in an Australian Stock Exchange announcement of recent correspondence from the Australian Taxation Office. On December 24, 2002, the Australian Taxation Office advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied to arrangements concerning a financial facility entered into in 1990. On March 26, 2003, Goodman Fielder announced to the Australian Stock Exchange that the Australian Taxation Office had issued amended assessments in respect of the matter which impose additional income tax, penalties and interest of approximately A$126.5 million.

A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003, which amount will be offset against the A$53.0 million now required to be paid to the Australian Taxation Office. On December 23, 2003, Goodman Fielder paid A$16.5 million to the Australian Taxation Office. The balance of A$16.5 million plus A$0.3 million of interest is due to be paid on January 16, 2004. As of June 30, 2003 approximately A$33.0 million has been accrued in the statement of financial position.

Critical Accounting Policies

Our critical accounting policies are those that we believe are most important to the portrayal of our financial condition and results, and that require management's most difficult, subjective or complex judgments. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles with no need for the application of our judgment. In certain circumstances, however, the preparation of consolidated financial statements in conformity with generally accepted accounting principles requires us to use our judgment to make certain estimates and assumptions. These estimates affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We believe the policies described below are our critical accounting policies under Australian GAAP.

Valuation of Long-Lived and Intangible Assets and Goodwill

We assess the impairment of identifiable intangible and long-lived assets and goodwill on a regular basis, including at each financial quarter. To determine whether impairment exists, we compare expected future cash flows, undiscounted and without interest charges, to the carrying values of the underlying assets. We would consider a potential impairment to have occurred if the carrying value of these assets exceeded the associated future cash flows. As of June 30, 2003, we had approximately A$3,380 million of long-lived and intangible assets and goodwill, excluding accounts receivable and prepaid slotting allowances, recorded on our statement of financial position. Any impairment in value would result in a reduction in the carrying value on the statement of financial position and an expense recorded in our statement of financial performance. In assessing future cash flows, we make estimates with respect to the useful lives of our assets. Changes in circumstances, including the relative cost efficiency of our plants, may cause us to change these estimates.

In March 2002, we announced the closure of our yeast plant in Oakland, California. As a result, we assessed the expected net proceeds from the likely sale of the related land, buildings and equipment and compared this to the carrying value. This led us to record a write-down of the long-lived assets of approximately A$17.2 million in fiscal 2002.

Accounting for acquisitions

We account for acquisitions under the purchase method of accounting. The excess of the purchase price over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining purchase price is then allocated to goodwill.

Goodwill is amortized on a straight line basis over the period of expected benefit not exceeding 20 years. Other intangible assets acquired, primarily trademarks and brandnames, are amortized on a straight line basis over the period of expected benefit not exceeding 40 years..

The results of operations for businesses acquired are included in our consolidated financial statements from the date of acquisition.

On October 31, 2002, we acquired the Fleischmann's yeast and industrial bakery ingredients business in Latin America from Kraft Foods International for approximately A$197.9 million in cash. The purchase price for this acquisition was increased by approximately A$2.2 million based on the working capital level of the business on the closing date of the acquisition. Approximately A$177.9 million of the total purchase price has been allocated to goodwill and other intangible assets, primarily trademarks acquired.

On March 19, 2003, we acquired Goodman Fielder. The total purchase price of Goodman Fielder's outstanding ordinary shares was approximately A$2.0 billion of which approximately A$1.9 billion has been allocated to goodwill and identifiable intangible assets.

Accounts Receivable and Provision for Uncollectible Amounts

We provide credit terms to our customers. We perform ongoing credit evaluation and maintain allowances for potential credit losses. This allowance is based on historical experience and known, customer-specific factors. Where issues are identified, we amend our supply terms to the customer to reduce further exposure. As of June 30, 2003, we had approximately A$349.1 million of accounts receivable recorded on our statement of financial position. This amount was net of a provision for uncollectible amounts of approximately A$10.3 million. If our credit evaluations indicate that additional allowances are required, the statement of financial position amounts will be reduced and an expense will be recorded in our statement of financial performance. The expense will be recorded in the business segment that provided the credit.

Prepaid Slotting Allowances

We make payments to U.S. retailers in connection with shelf space contracts for certain of our herbs and spices food products. Where the expenditure is incurred before the products are sold, the amount is capitalized and recorded in our statement of financial position as prepaid slotting allowances. Where these shelf space contracts are volume-based, the expenditure is amortized over the volume of purchases. Where these shelf space contracts are time-based, the expenditure is amortized over the life of the contract, generally three to five years. The carrying amount is reviewed regularly. Amounts are not recorded in excess of their recoverable value. This assessment is based on our estimates of future cash flows. These estimates may change as a result of changes in consumer buying habits and the competitive environment, both between ourselves and our competitors and between our customers, the major U.S. grocery retailers. As of June 30, 2003, we had approximately A$30.5 million of prepaid slotting allowances recorded on our statement of financial position. If our analysis reveals that the carrying amount exceeds recoverable value, the statement of financial position amounts will be reduced and an expense will be recorded in our statement of financial performance in the herbs and spices business segment. In December 2001, we provided for A$10.1 million, representing the carrying amount of our prepaid slotting allowances and accounts receivable that related to Kmart Corporation, a major customer, that has filed for bankruptcy protection. This was based on our assessment that the expected future cash flows from that customer would now be less than the carrying value of the asset.

Income Tax

We have significant unrecognized future income tax benefits available in the United States, Australia and Germany. These unrecognized assets, arising primarily from prior year tax losses, are available to reduce the tax payable arising from future taxable profits. Under Australian GAAP, these assets cannot be recognized on the statement of financial position if it is not "virtually certain" that the asset will be recovered. For the test of virtual certainty to be satisfied, an extremely high probability that the future benefit will be realized must exist.

When assessing if virtual certainty exists, we consider whether:

- the cause of the losses has ceased;
- the losses were incurred as a result of a one-time event;
- the relevant company is currently earning profits and taxable income;
- the relevant company expects to continue earning profits and taxable income; and
- the relevant company has a record of budget reliability.

The recent history of our U.S. businesses indicates an ongoing improvement in profitability and a return to generating taxable profits. The losses were incurred largely as a result of poor performances of our herbs and spices business. This business has been restructured and is now operating profitably. In addition, we expect our U.S. businesses to continue to be profitable and generate future taxable profits.

As a result of these factors, under Australian GAAP we have recognized a deferred tax asset of A$49.5 million as of June 30, 2003 in respect of tax benefits available in the United States. As of June 30, 2003, we have also recognized an A$41.7 million benefit in respect of tax losses in Australia, which has been fully offset against the deferred tax liability arising on the unrealized foreign currency gain of A$139.1 million recorded during the year ended June 30, 2003. No benefits have been recognized in respect of Germany, as we are not virtually certain that the benefits will be realized.

Review of Accounting Policies and Estimates

Our senior management discusses all significant accounting policies and estimates regularly with our board of directors and with the audit committee of our board of directors when preparing our annual and quarterly financial statements.

Generally Accepted Accounting Principles

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in Australia, or Australian GAAP. Australian GAAP has significant differences from the accounting principles generally accepted in the United States, or U.S. GAAP. Profit from continuing operations, net profit, total assets and total shareholders equity under U.S. GAAP are presented above in "Key Information - Selected Historical Consolidated Financial Data".

Our consolidated financial statements have been prepared in accordance with Australian GAAP, which differs in certain significant respects from U.S. GAAP. Note 33 to our audited consolidated financial statements provides a description of the material differences between Australian GAAP and U.S. GAAP as they relate to us and a reconciliation of our net profit and equity to U.S. GAAP for the periods, and as of the dates, presented. The significant differences between Australian GAAP and U.S. GAAP, as they affect us, relate primarily to the accounting for:

- *Revaluation of non-current assets.* Under Australian GAAP, certain intangible assets and land and buildings were revalued prior to fiscal 2002. Under U.S. GAAP, these assets are carried at cost.
- *Derivative instruments.* The requirements under U.S. GAAP for the designation of derivative contracts as effective hedging instruments are more onerous than under Australian GAAP.
- *Losses on the extinguishment of debt.* U.S. GAAP is more prescriptive because it requires shares issued in consideration for extinguishing debt to be recorded at fair value.
- *Amortization of goodwill and intangible assets.* Under Australian GAAP, goodwill is required to be amortized over its useful life, not exceeding 20 years and intangible assets are amortized over their useful lives. Under U.S. GAAP, from July 1, 2002 goodwill and intangible assets are no longer amortized. However, they are tested annually for impairment.

Recently Issued Accounting Pronouncements

Australian Accounting Pronouncements

International Accounting Standards

In August 2002, the Financial Reporting Council in Australia announced that Australia will adopt international accounting standards as of January 1, 2005.

We will be required to reflect the adoption of international standards as of July 1, 2005. We have not yet determined the impact that the adoption of these standards will have on our consolidated results or financial position.

U.S. Accounting Pronouncements

In July 2002 the FASB issued Statement of Financial Accounting Standards No.146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No.146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. Statement No.146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of Statement No.144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. This statement did not have a material impact on the Group's consolidated results or financial position on the date of adoption.

In October 2002, the FASB issued Statement of Financial Accounting Standards No. 147, "Acquisitions of Certain Financial Institutions." The adoption of Statement No. 147 did not have a material impact on the Group's consolidated results or financial position under U.S. GAAP.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure an amendment of Statement No. 123." This Statement amends Statement No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of voluntarily transitioning to the fair value-based method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure requirements of Statement No. 123 to require more prominent disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim Financial Statements. The disclosure provisions are effective for us from July 1, 2002. The adoption of Statement No. 148 did not have a material impact on the Group's consolidated results or financial position under U.S. GAAP.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Group's financial statements. The adoption of this interpretation has not resulted in any additional disclosure as the Group has not provided any guarantees of indebtedness to others.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. In October 2003, the FASB postponed the applicability of Interpretation 46 to many variable interest entities. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation, as amended, applies no later than the beginning of the first interim or annual reporting period ending after December 15, 2003. This Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. This Interpretation did not have a material impact on the Group's consolidated results or financial position on the date of adoption.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement No. 149 amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, except for hedging relationship designated after June 30, 2003. The provisions of this Statement that relate to Statement No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of *when-issued* securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. We do not expect the adoption of Statement No. 149 to have a material impact on the Group's consolidated results or financial position under U.S. GAAP.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligations for the issuer. Generally, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the adoption of this standard to have a material impact on the Group's financial position or net profit.

In November 2002, the EITF reached a consensus on Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This Issue provides guidance on how a customer, including a reseller, should characterize consideration received from a vendor (Issue 1) and when the customer should recognize that consideration in the income statement (Issue 2). The consensus on Issue 1 should be applied to fiscal periods beginning after December 15, 2002. The consensus on Issue 2 is effective for arrangements entered into after November 21, 2002. As the guidance is applicable to customers, including resellers, that sell goods or services to a vendor (that is, resellers and vendors that sell goods or services to each other) and end-users that receive cash consideration from a vendor, the adoption of the consensus on Issue 2 did not have any impact on the Group's financial position or net profit. Likewise, we do not expect that the adoption of Issue 1 will have an impact on the Group's financial position or net profit.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors and its Committees

Our Board of Directors is responsible for the overall corporate governance of the Group, including its strategic direction and ensuring that there are appropriate corporate governance practices in place. This includes the setting of goals, monitoring performance and ensuring the Group's internal control and reporting procedures are adequate and effective. The directors of the Company in office at the date of this document are Alan McGregor, Graeme Hart, Thomas Degnan, Mark Burrows, Fred Smith and Bryce Murray.

The Board comprises three individuals who are independent non executive directors. The Company's constitution requires the retirement of directors (other than the Managing Director) on a three year basis. Retiring directors may offer themselves for re-election by the members.

Audit Committee

The role of our Audit Committee is documented in a charter which was updated and approved by our Board of Directors of the Company on September 10, 2002. In accordance with this new charter all members of the Committee must be independent non executive directors. The Chairman of our Audit Committee may not be the Chairman of our Board of Directors. Our Audit Committee conducts an annual review of its own processes and charter to ensure that it has carried out its functions in an effective manner.

Meetings are attended from time to time, by invitation, by our company secretary, other directors, our chief financial officer and our external auditor, KPMG.

The primary function of our Audit Committee is to provide advice to our Board in respect of:

- the reliability and integrity of accounting policies and financial reporting and disclosure practices;
- the establishment and maintenance of processes to ensure that there is compliance with all applicable laws, regulations and company policy; and
- internal control systems, management of business risks and the safeguard of assets.

These functions are carried out by:

- reviewing the appropriateness of the accounting principles adopted by management in the composition and presentation of financial reports;
- overseeing the financial reports and the results of the external audits of these reports; and
- pre-approving all non audit services provided by our external auditor.

Our external auditor is responsible for planning and carrying out a proper audit of the Group's annual financial reports including reviews of the Group's semi annually financial reports and other procedures.

Our Audit Committee reviews the appointment, performance and rotation of the external audit partner and whether the non audit services provided by our external auditor are consistent with the external auditor's independence.

Executive Committees

These include a general management committee which reviews strategy and business performance and a capital expenditure committee.

Directors and Senior Management

The directors of Burns Philp are subject to periodic retirement and re-election by shareholders in accordance with Burns Philp's constitution and the rules of the Australian Stock Exchange Limited. Every director, other than the managing director, must retire from office and stand for re-election at the later of three years from the date of his or her appointment or the third annual general meeting following his or her appointment. A director who is appointed by the board during the year shall stand for election at the next Annual General Meeting.

The following table sets forth certain information with respect to the persons who are members of the board of directors of Burns Philp or who are executive officers of the Burns Philp Group.

Name	Age	Title
Alan McGregor	67	Chairman of the Board of Directors
Graeme Hart	48	Deputy Chairman of the Board of Directors
Thomas Degnan	55	Managing Director and Chief Executive Officer
Mark Burrows	59	Director
Bryce Murray	46	Director
Fred Smith	72	Director
Allen Hugli	41	Chief Financial Officer
Helen Golding	41	Company Secretary & Group Legal Counsel
Geoffrey Black	53	Vice President, Technology & Development
Frank Schoonyoung	61	President, Yeast/Bakery North America
R. Steven Martin	47	President, Tone Brothers, Inc. & Managing Director, Baking Australia
Oscar Devotto	74	Chairman, Yeast/Bakery Latin America
Fernando Wall	52	Vice President, Hispanoamerica
Paulo Stoffel	48	Vice President, Brazil
John Lynch	58	President, Yeast Europe and Extracts
Richard Meagher	39	Vice President, Australia, New Zealand, China & East Asia
Srinivas Garapati	39	Vice President, Yeast/Bakery South & West Asia
Ronald Vela	41	Managing Director, Goodman Fielder New Zealand Limited
Andrew McIver	40	Managing Director, Goodman Fielder Australia (Consumer Foods)
Geoffrey Erby	34	Managing Director, Meadow Lea Foods
Paul Hitchcock	44	Managing Director, Goodman Fielder Australia (Commercial and Food Services)

Alan McGregor: Mr. McGregor was appointed Chairman of the Board of Directors in April 1997 after having served as a director since 1993. He is a member of the Audit Committee. Mr. McGregor is also Chairman of James Hardie Industries Limited, an international manufacturer and marketer of fiber cement building products, and Australian Wool Testing Authority Limited, a company which tests and assesses essential characteristics of wool.

Graeme Hart: Mr. Hart was appointed Deputy Chairman in September 1997. Prior to joining us, Mr. Hart was Chairman of Whitcoulls Group Ltd., a New Zealand stationery supply and New Zealand and Australian stationery and book retail group. He is the Chairman of Rank Group Limited, a private investment company, a director of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products, and a director of a number of private investment companies.

Thomas Degnan: Mr. Degnan was appointed Managing Director and Chief Executive Officer in September 1997. Prior to joining us, Mr. Degnan was Group Vice President, Universal Foods Corporation, now Sensient Technologies Corporation, a North American based yeast and specialized food products manufacturer. Mr. Degnan is a director of Jones Dairy Inc., a manufacturer and distributor of meat products.

Mark Burrows: Mr. Burrows was appointed as a director in October 1991. He is Chairman of the Audit Committee. Mr. Burrows is also Deputy Chairman of ING Barings Holdings Limited (U.K.), an investment bank, and Brambles Industries Limited, an international provider of industrial services, materials and business rental equipment. He is also Chairman of the Sydney Theatre Company. He is a director of John Fairfax Holdings Limited, a media and publishing group.

Bryce Murray: Mr. Murray was appointed as a director in June 2003. Mr. Murray is the Chief Financial Officer of Rank Group Limited. He is also a director of New Zealand Dairy Foods Limited and New Zealand Dairy Foods Holdings Limited, each of these companies are wholly owned subsidiaries of Rank Group Limited. Prior to his joining Rank Group he was a partner in Deloitte Touche Tohmatsu. Mr. Murray has had extensive involvement with the management and operations of the Burns Philp Group since Rank Group became a shareholder in 1997.

Fred Smith: Mr. Smith was appointed as a director in March 1993. He is a member of the Audit Committee. Mr. Smith was also Chairman of Stallion Technologies Pty. Limited, a computer technology company, until August 2002.

Allen Hugli: Mr. Hugli was appointed Chief Financial Officer in November 1999. Prior to becoming our Chief Financial Officer, he was our Group Financial Controller. Prior to joining us, Mr. Hugli held positions in financial management and audit practices in Australia, Canada and New Zealand. Mr. Hugli was formerly employed by Mr. Hart's private company.

Helen Golding: Ms. Golding was appointed Company Secretary & Group Legal Counsel in April 1998. Ms. Golding joined us in January 1992 and has held various roles in our legal department.

Geoffrey Black: Mr. Black joined us in March 1994 and was appointed Vice President, Technology & Development in February 1998.

Frank Schoonyoung: Mr. Schoonyoung was appointed President Yeast/Bakery North America in September 1996. Mr. Schoonyoung has over 30 years experience in the global food ingredients industry and, prior to joining us, held senior management positions in international food businesses in North America.

R. Steven Martin: Mr. Martin was appointed President and Chief Executive Officer of Tone Brothers, Inc. in June 2001 and Managing Director, Baking Australia in April 2003. Prior to joining Tone Brothers, Inc., Mr. Martin held the position of Executive Vice President of Sensient Technologies Corporation, a North American based yeast and specialized food products manufacturer, and was responsible for managing Sensient's flavor, color and yeast businesses. Mr. Martin began his career at Monsanto Chemical Company, a leading global provider of agricultural products, in 1978 and in his 15 years there served in various technical, sales and business management positions.

Oscar Devotto: Mr. Devotto was appointed Chairman Yeast/Bakery Latin America in 1990. Mr. Devotto has over 30 years experience in managing food operations in Latin America.

Fernando Wall: Mr. Wall was appointed Vice President, Hispanoamerica in 2002, after previously having served as Vice President, Yeast/Bakery Argentina and Chile since 1993. Mr. Wall joined us in 1985. Mr. Wall has over 20 years experience in the food industry.

Paulo Stoffel: Mr. Stoffel was appointed Vice President, Brazil in 2002, after having previously served as Vice President, Yeast/Bakery Brazil and Uruguay since September 1999. Mr. Stoffel joined us in October 1995 as General Manager of our Brazilian yeast operation. Prior to joining us, Mr. Stoffel held the position of Sales and Marketing Director, Europe & Middle East with the Carborundum Company, a specialty ceramic product manufacturer.

John Lynch: Mr. Lynch joined us in December 1984 and was appointed President Yeast Europe & Extracts in July 1990. He assumed global responsibility for the yeast extract business in 1998. Prior to joining us, Mr. Lynch spent eight years as Managing Director of Bolande Bakery Ltd., a bakery/food company located in Ireland.

Richard Meagher: Mr. Meagher was appointed Vice President, Australia, New Zealand, China & East Asia in February 2001 and Managing Director of Goodman Fielder's International Business in April 2003. Prior to joining us, Mr. Meagher worked for Goodman Fielder.

Srinivas Garapati: Mr. Garapati was appointed Vice President of Yeast/Bakery South & West Asia in December 1994, having joined us in July 1993. Mr. Garapati is responsible for our operations in the Indian sub-continent, Vietnam, Malaysia and the Middle East. Prior to joining us, Mr. Garapati held several management positions in the U.S. and in Asia.

Ronald Vela: Mr. Vela was appointed Managing Director of Goodman Fielder New Zealand Limited in March 2001. Mr. Vela has held five senior executive positions over the last 16 years with Goodman Fielder, including Managing Director of Bluebird Foods Ltd. and General Manager of Corporate NZ. Prior to joining Goodman Fielder, Mr. Vela was Finance Director of the Vela Group of Companies, which included Vela Fishing Ltd. and Vela Thoroughbreds.

Andrew McIver: Mr. McIver joined Goodman Fielder in January 1990 and was appointed Managing Director of Goodman Fielder (Consumer Foods) in August 2003. Mr. McIver has held various senior management roles at Goodman Fielder in retail, industrial and food service.

Geoffrey Erby: Mr. Erby was appointed Managing Director of Meadow Lea Australia in August 2003. Mr. Erby joined Goodman Fielder as Category Manager in November 2001, and has held various positions in sales and marketing. Prior to joining Goodman Fielder, Mr. Erby held various sales and marketing positions with Coca-Cola Amatil.

Paul Hitchcock: Mr. Hitchcock was appointed Managing Director of Goodman Fielder Australia (Commercial and Food Services) in August 2003. Mr. Hitchcock has held senior positions over the past four years with Goodman Fielder, including Director of Field Operations and Business Director, Goodman Fielder Food Service and Commercial. Prior to joining Goodman Fielder, Mr. Hitchcock worked for the Lion Nathan Ltd., an Australasian brewing company, in various senior management positions.

Executive Compensation

The performance and compensation of our board and senior executives are reviewed annually and the Managing Director's compensation is approved by our board of directors. The fees paid to our non-executive directors are within the combined amount approved by our shareholders. Executive compensation and other employment terms are reviewed annually by us having regard to performance during the year, relevant comparative information and independent expert advice. Our broad policy is to ensure that compensation properly reflects the nature of the individual's duties and responsibilities and is competitive enough to attract, retain and motivate people of the highest caliber. Our senior executives may receive a performance based incentive related to achievement of specific objectives set at the start of the year, including profit achievement and operational goals. See the "Summary Compensation Table" below. Our senior executives who manage operations, other than Mr. Degnan, also are eligible for annual performance based bonuses of each of their respective base salaries, payable annually on achievement of operating income, cash-flow targets and individual objectives specific to their respective business units. These targets are determined by the board of directors of Burns Philp.

During fiscal 2003, we paid an aggregate of A$305,000 in base compensation and A$27,450 in superannuation contributions, which are payments into tax-advantaged retirement trust funds established under Australian law, to three of our five non-executive directors. Mr. Hart and Mr. Murray did not receive a director's fee for fiscal 2003. From 1993 to November 5, 2003, the maximum amount of fees payable in the aggregate to our non executive directors in any one financial year was A$450,000, exclusive of retirement payments. On November 5, 2003, our shareholders passed a resolution by which the aggregate remuneration of non-executive directors was increased by A$450,000 to a total amount not exceeding A$900,000 in any one financial year. The basic fee payable to our non executive directors in fiscal 2003 was A$60,000. Mr. Burrows received A$5,000 above the basic fee for acting as Chair of the Audit Committee. Mr. McGregor received A$120,000 above the basic fee for acting as Chairman. Our non-executive directors do not receive any performance based compensation. Our directors do not receive compensation in the form of stock options.

The following table sets forth certain summary information concerning the compensation received by our non-executive directors during fiscal 2003. Mr. Degnan is the only executive officer who serves as a director. As he receives no compensation in his capacity as a director, summary information concerning Mr. Degnan's compensation is included in the discussion of the compensation received by our executive officers.

	Base Compensation	Incentives	Non-Cash Benefits	Superannuation Contributions	Options Issued(1)	Retirement Benefits	Total Compensation
	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)
Mark Burrows	65,000	-	-	5,850	-	-	70,850
Graeme Hart	-	-	-	-	-	-	-
Alan McGregor	180,000	-	-	16,200	-	-	196,200
Bryce Murray	-	-	-	-	-	-	-
Fred Smith	60,000	-	-	5,400	-	-	65,400

(1) No options over unissued shares in Burns Philp were granted to any director or any executive officer of the Burns Philp Group as part of their remuneration during the reporting period. There are no unvested options held by any director or executive officer.

Up until the end of 2003, Messrs. McGregor, Smith and Burrows were entitled to certain accrued benefits on retirement. At a board meeting on November 5, 2003, it was resolved to discontinue those retirement arrangements. It was agreed that these arrangements be crystallized as of December 31, 2003. The accrued benefit will be adjusted by increases in the Consumer Price Index from January 1, 2004, until each ceases to be a director, on which respective date the accrued benefit shall be paid. It was also resolved on November 5, 2003, that we would adopt a composite fee model with effect from January 1, 2004, under which the Chairman would receive fees of A$250,000 and each of the other non executive directors would receive fees of A$100,000. Mr. Hart and Mr. Murray do not currently intend to draw a director's fee. These fees are inclusive of any compulsory superannuation contributions we are required to make. No additional fees will be payable to any non executive director for participation on any committee of the Board.

Our executive officers do not receive compensation in the form of stock options. The following table sets forth certain summary information concerning the compensation received by (a) our Chief Executive Officer and the four other most highly compensated executive officers of Burns Philp and (b) the five continuing executive officers of the Burns Philp Group receiving the highest compensation.

Summary Compensation Table

	Base Compensation	Incentives	Non-Cash Benefits(2)	Superannuation Contributions	Options Issued(3)	Retirement Benefits	Total Compensation
	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)	(A$)
Burns Philp							
Thomas Degnan(1)	1,676,856	978,166	127,766	24,279	-	-	2,807,067
Allen Hugli	390,500	97,625	25,435	-	-	-	513,560
Richard Meagher	270,000	175,000	6,231	30,000	-	-	481,231
Helen Golding	246,104	75,000	47,695	30,000	-	-	398,799
Geoffrey Black	176,000	44,000	1,333	44,000	-	-	265,333
Burns Philp Group – Continuing Employees							
R. Steven Martin(1)	768,559	768,559	34,744	15,441	-	-	1,587,303
John Lynch(1)	421,576	39,785	92,692	268,212	-	-	822,265
Frank Schoonyoung(1)	571,511	135,371	89,726	24,279	-	-	820,887
Fernando Wall(1)	539,365	152,838	33,375	-	-	-	725,578
Robert MacPherson(1)	337,118	210,968	32,751	15,441	-	-	596,278

(1) Compensation was paid in currencies other than A$ and for the purposes of disclosure it was converted at the average exchange rates during the period.

(2) This includes movements in accrued annual leave liabilities from the previous financial year.

(3) No options over unissued shares in Burns Philp were granted to any director or any executive officer of the Burns Philp Group as part of their remuneration during the reporting period. There are no unvested options held by any director or executive officer.

Mr. Degnan has entered into an employment agreement with Burns Philp Inc. for a term expiring on February 1, 2006. Under this agreement, Mr. Degnan serves as Chief Executive Officer and President of Burns Philp Inc. and pursuant to that agreement, received an initial base salary of U.S.$750,000. Mr Degnan's current initial base salary is U.S.$1,200,000. Mr. Degnan will be eligible for an annual performance-based bonus of up to 50% of his base salary, based on attaining pre-established key financial and strategic objectives which are related to achievement of specified operating income, cash-flow and capital expenditure targets. These targets are determined by the board of directors of Burns Philp in consultation with Mr. Degnan. Mr. Degnan also is eligible for an annual car allowance of U.S.$70,000 and reimbursement of financial planning assistance costs up to U.S.$25,000. Mr. Degnan's compensation is subject to periodic review in accordance with the agreement.

Mr. Degnan will be entitled to a change of controlling shareholder payment in the form of a lump sum payment equal to approximately twice his annual base salary, maximum bonus and car allowance if Mr. Hart ceases to be our controlling shareholder on a fully diluted basis. In addition, if Mr. Degnan's employment is terminated without cause or is deemed terminated prior to the expiration of the employment term, Mr. Degnan will be entitled to a lump sum severance payment equal to (1) the base salary, maximum bonus and car allowance for the remainder of the employment term if no change of controlling shareholder payment has been made or (2) one year of base salary, maximum bonus and car allowance if a change of controlling shareholder payment has already been made.

Mr. Martin receives a base salary of U.S.$600,000 and will receive an annual bonus of U.S.$400,000 for the period July 1, 2003 to June 30, 2004. In the event of Mr. Martin's termination without cause, he will receive one year's salary plus the highest annual bonus he was paid in the preceding three years, and will be eligible for the continuation of medical benefits for 18 months. If there is a sale of all or substantially all of the capital stock or assets of Tone Brothers, Inc., Mr. Martin will be entitled to a lump sum payment equal to three times his base annual salary.

Mr. Lynch is paid a base salary of €250,000. He may also be entitled to an annual bonus representing a percentage of his annual base salary. The maximum bonus he is to receive, and the criteria to determine the amount he actually receives, are determined by Burns Philp's board of directors on an annual basis. In addition, we contribute a yearly amount to his pension equal to the sum of (1) 18% of Mr. Lynch's base salary and bonus and (2) €35,030 (increased annually at the rate Mr. Lynch's base salary is increased). His employment with Burns Philp can be terminated upon six month's written notice by either him or Burns Philp, by a lump sum payment to him from Burns Philp representing six months salary, or by mutual agreement. Burns Philp may also terminate Mr. Lynch's employment without notice in the event of serious misconduct.

Messrs. Schoonyoung, Wall, MacPherson, Hugli, Meagher and Black and Ms. Golding each receive a base salary of U.S.$325,000, U.S.$370,000, U.S.$222,000, A$450,000, A$350,000, A$235,000 and A$400,000, respectively. They each may also be entitled to an annual bonus representing a percentage of their respective annual base salary. The maximum bonus for which they are each eligible, and the criteria to determine the amount they actually receive, are determined by Burns Philp's board of directors on an annual basis.

Share Ownership

The table below details shareholdings of Directors and Executive Officers at November 28, 2003:

Directors and Executive Officers	Ordinary Shares	CP Shares(1)	% of total beneficially owned
Alan McGregor	114,608	244,226	*
Graeme Hart	1,091,671,101	537,644,211	57.6
Thomas Degnan	3,391,050	619,122	*
Mark Burrows	5,843	-	*
Bryce Murray	-	-	-
Fred Smith	13,723	5,779	*
Allen Hugli	210,571	100,000	*
Helen Golding	-	-	-
John Lynch	98,035	-	*
Srinivas Garapati	102,000	6,000	*
Oscar Devotto	-	-	-
Frank Schoonyoung	-	-	-
R. Steven Martin	500,000	-	*
Geoffrey Black	-	-	-
Fernando Wall	-	-	-
Paulo Stoffel	-	-	-
Richard Meagher	-	-	-
Ronald Vela	50,000	-	*
Andrew McIver	-	-	-
Geoffrey Erby	-	-	-
Paul Hitchcock	16,400	-	*
Directors and Executive Officers as a Group (21 persons):	1,096,173,331	538,619,338	57.8%

* indicates less than 1%.

(1) A total of 799,022,733 CP Shares were issued in August 2001. Mr. Hart acquired 537,644,211 CP shares in August 2001.

Employees

At June 30, 2003 we had approximately 14,640 employees distributed as follows:

Business Segment	Employees
Yeast and bakery ingredients	
North America	385
Europe	485
Latin America	1,250
Asia Pacific	2,285
Total yeast and bakery ingredients	4,405
Herbs and spices	565
Goodman Fielder Australia	4,375
Goodman Fielder New Zealand	2,600
Other(1)	2,590
Corporate	105
Total employees	14,640

(1) Includes employees of the Goodman Fielder International businesses in the Asia Pacific region.

These employee numbers include approximately 920 people employed in joint venture operations in which our ownership interest is 50% or less.

As of June 30, 2003, approximately 7,000 of our employees belong to unions or are covered by collective bargaining agreements. We believe the relationship between our management and the unions is generally good.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

As of November 28, 2003, we had outstanding:

- 2,031,834,572 ordinary shares; and
- 797,300,123 CP Shares, each of which are convertible, subject to their terms, into one ordinary share.

The CP Shares do not, until exercised for or converted into ordinary shares, have general voting rights. No shareholder has voting rights that differ from any other holder of those shares.

Beneficial Owners

The following tables set forth certain information regarding beneficial ownership of our ordinary shares as of November 28, 2003, by each person who is known by us to own beneficially 5% or more of the outstanding shares of each class of our voting shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities as well as the right to acquire securities under options and convertible securities. In computing the number of shares beneficially owned by a person and the percent of ownership of that person, shares subject to options and warrants such as our CP Shares held by that person that are presently exercisable or will become exercisable within 60 days are deemed outstanding. These shares are not deemed outstanding for computing the percentage of any other person. Unless otherwise indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all of our ordinary shares shown as beneficially owned by them.

Shareholdings of 5% Beneficial Owners

	Beneficial Ownership of Ordinary Shares	
Beneficial Owner	Number	% of shares beneficially owned
Graeme Hart[1]	1,629,315,312	57.6

(1) Mr. Hart's beneficial ownership of ordinary shares shown above is represented by:

- 1,091,671,101 issued ordinary shares (250,000,089 of which were issued on December 12, 2002, 350,000,000 of which were issued on March 26, 2003, and 351,634,600 of which were issued on June 10, 2003, and 34,494,086 of which were issued on September 4, 2003) in each case pursuant to the exercise of 2003 options; and
- 537,644,211 shares represented by Converting Preference ("CP") Shares.

These shares are held by Millstreet Investments Limited and Kintron Developments Limited, subsidiaries of Rank Group Limited, of which Mr. Hart is the owner.

The CP Shares do not carry any voting power. As of November 28, 2003, Mr. Hart had present voting power of 53.7% of our outstanding ordinary shares.

Except for changes in Mr. Hart's beneficial shareholdings, there has not been any significant change in the percentage ownership by any existing shareholder during the past three years.

Domicile of Shareholders

	Ordinary Shares		CP Shares	
	Number of Holders[1]	Number of Securities	Number of Holders[1]	Number of Securities
Australia	29,431	808,532,916	7,356	225,505,404
United States	69	1,804,328	3	9,587
Other	4,414	1,221,497,328	961	571,785,132
Total	33,914	2,031,834,572	8,320	797,300,123

(1) Holders of record. Since certain of the shares are held by brokers or other nominees, the above numbers are approximations and not representative of the actual number of United States and Australian persons who are beneficial owners.

Certain Relationships and Related Party Transactions

Graeme Hart holds his beneficial interests in our securities through subsidiaries of his private company, Rank Group Limited ("Rank Group"), of which he is Chairman. During the past three consecutive fiscal years we have paid Rank Group A$1,542,000, A$1,349,000, and A$1,816,000, in reimbursement of salaries and travel and expenses of employees of his private company who performed services for us during the particular period.

Rank Group owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a foods group supplying a range of dairy products. A controlled entity of Goodman Fielder, Goodman Fielder New Zealand Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ $6 million per year.

From time to time, our directors, directors of our subsidiaries or their close family members may purchase goods from us. These purchases are on the same terms and conditions as our employees or customers and are trivial in nature.

Each of our directors, other than Mr. Murray, holds ordinary shares. Each of our directors, other than Mr. Burrows and Mr. Murray, holds CP Shares. See "Directors, Senior Management and Employees – Share Ownership". Each director will participate in benefits which they are entitled to receive as the result of holding the ordinary shares and CP Shares in accordance with the relevant terms of the securities. All transactions in our shares, 7.5% Notes and CP Shares have been on the same terms and conditions as those generally available to other security holders.

Each of our directors also held 7.5% Notes issued by Burns Philp Food North America Inc., one of our subsidiaries. Each of our directors participated in benefits which they were entitled to receive as the result of holding the 7.5% Notes in accordance with their terms. We repurchased all the 7.5% Notes between June 30, 2001, and December 31, 2001.

At our extraordinary general meetings held in February 1998, June 1999, June 2001 and July 2003, our ordinary shareholders approved, by the majority required by relevant Australian statutes and the Australian Stock Exchange Listing Rules, a series of resolutions which, among other things, authorized:

- the issue by us of our 7.5% Notes;
- the issue by us of our 2003 options;
- the issue by us of our CP Shares;
- the exercise of 2003 options by Mr. Hart, or certain of his affiliates, without being required to make a full takeover offer for us; and
- the making of an offer by us to buy back our 7.5% Notes.

Under Australia's corporations legislation and the Australian Stock Exchange's Listing Rules, Mr. Hart and his related parties were not permitted to vote on resolutions in which they were directly interested. Accordingly, those resolutions that dealt with matters which conferred benefits on Mr. Hart and his related parties were approved by the requisite majority of the balance of our shareholders.

FINANCIAL INFORMATION

The consolidated statements and other financial information are contained in the section "Financial Statements".

Dividend Distribution Policy

Holders of ordinary shares are entitled to receive dividends as declared from time to time. Holders of CP Shares are entitled to receive, where there are profits available for the payment of a dividend, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking.

Significant Developments Since June 30, 2003

From July 1, 2003 to August 14, 2003, when the 2003 options expired, 251,082,230 2003 options were exercised resulting in the allotment of 251,082,230 ordinary shares. Proceeds of approximately A$50.2 million were received by the Company upon exercise of these options.

No other events have occurred subsequent to balance date which could have a material effect on the financial report.

THE OFFER AND LISTING

Price History and Markets

Burns, Philp & Company Limited ordinary shares are traded on the Australian Stock Exchange.

The following table sets forth the high and low sales prices for the periods indicated of Burns, Philp & Company Limited ordinary shares and 7.5% Cumulative Preference Shares as reported by the Australian Stock Exchange:

	Per Ordinary Share (A$)		Per Cumulative Preference Share (A$)	
	High	Low	High	Low
Year				
1999	0.430	0.058	-	-
2000	0.680	0.260	-	-
2001	0.570	0.380	-	-
2002	0.740	0.360	0.730	0.425
2003	0.750	0.435	0.760	0.450
Financial Quarter				
September 02	0.650	0.550	0.660	0.560
December 02	0.590	0.475	0.600	0.500
March 03	0.570	0.435	0.580	0.450
June 03	0.750	0.530	0.760	0.550
September 03	0.890	0.670	0.910	0.690
Month				
June 03	0.750	0.670	0.760	0.690
July 03	0.800	0.730	0.820	0.730
August 03	0.890	0.720	0.910	0.740
September 03	0.720	0.670	0.750	0.690
October 03	0.700	0.630	0.720	0.670
November 03	0.650	0.590	0.680	0.630

ADDITIONAL INFORMATION

Constitution

Burns, Philp & Company Limited is a corporation organized in Australia under the Corporations Act 2001. It is registered in Sydney, Australia under the number ACN 000 000 359. Burns Philp Capital Pty Limited is a corporation organized in Australia under the Corporations Act 2001. It is registered in Canberra, Australia under the number ACN 100 768 803. Burns Philp Capital (U.S.) Inc. is a corporation organized in the United States of America.

Exchange Controls & Other Limitations Affecting Security Holders

The Australian dollar is convertible into U.S. dollars at freely floating rates and currently there are no restrictions on the flow of Australian currency between Australia and the United States. Unless the Reserve Bank of Australia has given specific approval under the Banking (Foreign Exchange) Regulations, payments or transfers to or for the order of prescribed governments and their statutory authorities, agencies and entities and, in certain cases, nationals of prescribed countries, are subject to certain limited exceptions, restrictions or prohibitions. The prescribed governments, countries and entities currently include: National Union for the Total Independence of Angola (UNITA); authorities in the Government of Zimbabwe; authorities in the Federal Republic of Yugoslavia (Serbia and Montenegro); and Libya and certain associated entities and people. Regulations in Australia also prohibit payments, transactions and dealings with assets having a prescribed connection with certain countries or named individuals or entities associated with terrorism.

No such restrictions or prohibitions apply to the United States. This summary is based upon exchange control laws and regulations as now in effect and accurately interpreted and does not take into account possible changes in these laws, regulations and interpretations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Factors

We are exposed to market risks, including changes in interest rates, changes in foreign currency exchange rates, changes in commodity prices and credit risk. To manage the volatility relating to these risks, we take advantage of natural offsets to the extent possible. For example, as appropriate, we borrow in the same countries and currencies as we locate our assets and generate our cash flows. In appropriate circumstances, and where we are unable to naturally offset our exposure to these risks, we enter into derivative transactions to synthetically reduce the exposures. The purpose of these hedging instruments is to create a corresponding, but opposite, movement in the underlying value of the asset, liability or cash flow being hedged. We enter into these transactions only in accordance with internal policies set by our directors. We do not hold or enter into derivative financial instruments for trading purposes.

Interest Rate Risk

We have a significant level of interest bearing debt outstanding. The amount of interest that we are required to pay to our lenders is based upon the amount owed and agreed interest rates and may vary if interest rates change. As interest rates increase, so does our interest expense. Conversely, if interest rates decrease, interest expense also decreases.

Our policy is to manage our interest rate risk through the use of both fixed and floating rate debt as well as the use of derivatives in the form of interest rate swaps. The terms of the indebtedness we have incurred in connection with our acquisition of Goodman Fielder require that we maintain a policy, reasonably acceptable to the facility agent for the new secured senior funding agreement, of hedging our interest rate exposure for between 50% and 100% of our total indebtedness. Our primary exposure is to interest rates in the United States, Canada, Europe, Australia and New Zealand. Our policy is to have no more than 50% of our outstanding net debt exposed to movements in interest rates.

As of June 30, 2003, we had total interest bearing liabilities outstanding of approximately A$2,992.6 million. Of this amount, A$1,248.8 million was borrowed at fixed interest rates. Changes in interest rates have no effect on the interest expense that we will be required to pay in relation to this indebtedness. We also had approximately A$1,743.8 million of interest bearing liabilities outstanding that were borrowed at floating rates. As of June 30, 2003, the average floating interest rate was based on bank bill rates plus a credit margin. The weighted average bank bill interest rate at that date was approximately 4.80%.

As of June 30, 2003, we had entered into certain derivative transactions with a face value of A$532.7 million to reduce our exposure to movements in interest rates. Interest rate swaps allow us to swap floating rate borrowings into fixed rates. Maturities of the swap contracts principally ranged between one and five years. Each contract involves quarterly or semi-annual payment or receipt of the net amount of interest. The fixed rates varied from 2.74% to 7.15%, plus a credit margin. As a result of entering into these derivative transactions, we were exposed to interest rate movements on A$1,211.1 million of our interest bearing liabilities. If interest rates across all of our floating rate debt that was not covered by interest rate swaps were to change 1%, our annual interest expense on our interest bearing obligations outstanding as of June 30, 2003 would change by A$12.1 million assuming constant foreign currency exchange rates. As of June 30, 2003, our interest rate swaps had unrealized "mark to market" losses of approximately A$26.9 million.

Foreign Currency Exchange Rate Risk

We are an international group of companies based in Australia. We have production facilities and sales operations in 39 countries. In addition, we sell products into a large number of additional markets. Prior to our acquisition of Goodman Fielder, the majority of our revenues, expenditures and cash flows were generated, and our assets and liabilities located, in countries outside Australia. The functional currencies of our major markets outside Australia are the U.S. dollar, the New Zealand dollar, the Euro, the Canadian dollar, the Argentinian peso, the Chinese remimbi and the Brazilian real. As a result, we are exposed to risk arising from movements in foreign currency exchange rates. These risks include:

- financial reporting;
- cash flow; and
- specific transactions.

Financial Reporting. We report our financial results in Australian dollars. Movements in foreign currency exchange rates will affect our reported financial results, financial position and cash flows. We attempt to reduce this risk by matching our revenues and expenditures as well as our assets with our liabilities, by country and currency. As a result, we believe that movements in exchange rates generally will tend to change our revenues in proportion with our expenditures and our assets in proportion with our liabilities. We believe this serves to reduce the impact of the exchange rate movements on our financial results and position. We attempt to match revenue and expenses and assets and liabilities to the maximum extent practicable. In some jurisdictions, such as Brazil and Argentina, we are unable to create this natural hedge to the extent we would like, due to the difficulty in borrowing funds in these jurisdictions. We do not enter into any derivative transactions to manage the translation of our Australian dollar reported earnings. For the year ended June 30, 2003, we derived approximately 70% of our operating revenue from sources outside of Australia. On a proforma basis, for the year ended June 30, 2003, we derived approximately 53% of our operating revenue from sources outside Australia.

For the year ended June 30, 2003, we recorded an unrealized foreign exchange gain of A$139.1 million in our operating results. This gain arose from the translation into Australian dollars of our U.S. dollar denominated borrowings which have been used to partially fund our acquisition of Goodman Fielder.

Cash Flow. As discussed previously, we attempt to match our cash inflows and outflows by country and currency. In particular, we borrow funds in the currencies in which we generate the majority of our cash flows. As a result, movements in exchange rates generally will have a minimal effect on the net cash flow of a specific country.

Specific Transactions. If a company in the Group enters into a commitment to spend funds in a currency other than its own functional currency, that company generally will enter into a forward foreign exchange contracts to hedge that specific transaction. As of June 30, 2003, our forward foreign exchange contracts had unrealized "mark to market" gains of approximately A$2.4 million.

If foreign currency exchange rate movements cause the Australian dollar to increase by 10%, our operating EBIT for the fiscal year ended June 30, 2003 as reported in Australian dollars, would have decreased by approximately A$19.6 million.

Commodity Risk

We are a purchaser of certain commodities, such as molasses, black pepper, wheat and soybean oil. We generally purchase these commodities based upon market prices that are established with the relevant seller as part of the purchase process. In general, we do not use commodity financial instruments to hedge commodity prices where there is a correlation between the commodity cost and the ultimate selling price of the product. This correlation between commodity cost and ultimate selling price is not perfect however, as we, for a variety of reasons, occasionally are unable to increase our selling prices to account for increased commodity costs. As appropriate, we enter into derivative contracts for the purchase of raw materials to reduce the effect of price fluctuations on future manufacturing requirements. As of June 30, 2003, we had entered into commodity futures contracts to buy approximately 3,400 tonnes of wheat and sell approximately 4,700 tonnes of soybean oil. Maturities on these contracts principally range between one month and twelve months. The commodity prices on each contract range from U.S.$327.0 per tonne to U.S.$347.5 per tonne on wheat contracts and U.S.$21.77 per tonne to U.S.$21.93 per tonne on soybean oil contracts. As of June 30, 2003, our commodity futures contracts had an unrealized "mark to market" gain of less than A$0.4 million.

Credit Risk

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized Financial Instruments. The credit risk on financial assets, excluding investments, of the Group which have been recognized on the statement of financial position is the carrying amount, net of any provision for doubtful debts. We are not materially exposed to any individual customer.

Unrecognized Financial Instruments. The credit risk on unrecognized derivative contracts is minimized as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the net amount to be received from counterparties on contracts that are favorable to us. There was no accrued amount due to us as of June 30, 2003.

Burns, Philp and Company Limited	**Page**
Report of independent auditors	74
Consolidated statements of financial performance for each of the three years ended June 30, 2001, 2002 and 2003	75
Consolidated statements of financial position as of June 30, 2002 and 2003	76
Consolidated statements of cash flows for each of the three years ended June 30, 2001, 2002 and 2003	77
Notes to the consolidated financial statements	80
Goodman Fielder Limited	
Report of independent auditors	153
Statements of financial performance for each of the three years ended June 30, 2000, 2001 and 2002	154
Statements of financial position as of June 30, 2001 and 2002	155
Statements of cash flows for each of the three years ended June 30, 2000, 2001 and 2002	156
Notes to the financial statements	157
Unaudited interim consolidated financial statements for the six months ended December 31, 2002	212

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and shareholders of Burns, Philp & Company Limited:

We have audited the accompanying consolidated statements of financial position of Burns, Philp & Company Limited and its controlled entities (the Group) as of June 30, 2002 and 2003, and the related consolidated statements of financial performance and cash flows for each of the years in the three-year period ended June 30, 2003, all expressed in Australian dollars. These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group at June 30, 2002 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in note 33 to the consolidated financial statements.

KPMG

Sydney, Australia
September 12, 2003

Consolidated Statements of Financial Performance

A$ million	Note	For the year ended June 30, 2001	2002	2003
Revenue from sale of goods	2	1,326.0	1,292.8	1,880.2
Cost of goods sold		(784.5)	(730.5)	(1,119.5)
Gross profit		541.5	562.3	760.7
Revenue from rendering of services	2	30.7	29.9	7.0
Other revenues from ordinary activities	2	18.9	6.4	27.5
Other revenues from ordinary activities – individually significant items	2, 3(b)	-	-	308.7
Share of net profits of associates accounted for using the equity method	9	12.4	10.1	11.1
Selling, marketing and distribution expenses		(280.7)	(250.9)	(378.4)
General and administrative expenses:				
Individually significant items	3(b)	-	(35.2)	(196.0)
Other		(137.4)	(135.8)	(200.9)
Net borrowing costs:				
Borrowing costs	3(a)	(95.8)	(72.9)	(174.8)
Interest revenue	2	13.0	7.0	18.0
Profit from ordinary activities before related income tax (expense)/benefit	3	102.6	120.9	182.9
Income tax (expense)/benefit relating to ordinary activities	4	(12.1)	28.6	(8.6)
Profit from ordinary activities after related income tax (expense)/benefit		90.5	149.5	174.3
Profit attributable to outside equity interests	19	(2.0)	(3.3)	(4.3)
Net profit attributable to Burns, Philp & Company Limited shareholders	18	88.5	146.2	170.0
Non-owner transaction changes in equity				
Net exchange difference relating to self-sustaining foreign operations	17(a)	21.0	(177.0)	(75.2)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits"	1(v)	-	-	(0.3)
Total revenues, expenses and valuation adjustments attributable to Burns, Philp & Company Limited shareholders recognized directly in equity		21.0	(177.0)	(75.5)
Total changes in equity from non-owner related transactions attributable to Burns, Philp & Company Limited shareholders	20	109.5	(30.8)	94.5
Earning per share – basic (cents)				
Continuing operations	25	10.5	14.9	9.0
Discontinued operations	25	3.1	2.4	5.4
Basic earnings per share		13.6	17.3	14.4
Earnings per share – diluted (cents)				
Continuing operations	25	4.6	5.5	4.5
Discontinued operations	25	1.4	0.8	2.3
Diluted earnings per share		6.0	6.3	6.8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Financial Position

A$ million	Note	As of June 30, 2002	2003
Current assets			
Cash assets	5	923.6	180.5
Receivables	6	160.4	385.0
Inventories	7	123.1	314.5
Other assets	8	27.9	53.5
Total current assets		1,235.0	933.5
Non current assets			
Receivables	6	1.8	8.4
Investments accounted for using the equity method	9	58.6	53.6
Other financial assets	10	6.7	4.7
Property, plant and equipment	11	577.2	1,114.9
Intangible assets	12	319.4	2,265.3
Deferred tax assets	4	66.2	78.2
Other assets	8	99.6	145.5
Total non current assets		1,129.5	3,670.6
Total assets		2,364.5	4,604.1
Current liabilities			
Payables	13	142.5	499.7
Interest bearing liabilities	14	205.8	178.8
Current tax liabilities	4	9.9	29.0
Provisions	15	38.5	195.5
Total current liabilities		396.7	903.0
Non current liabilities			
Payables	13	3.5	6.2
Interest bearing liabilities	14	1,449.7	2,813.8
Deferred tax liabilities	4	12.0	22.4
Provisions	15	23.1	100.4
Total non current liabilities		1,488.3	2,942.8
Total liabilities		1,885.0	3,845.8
Net assets		479.5	758.3
Equity			
Contributed equity	16	868.3	1,063.9
Reserves	17	(159.2)	(234.4)
Accumulated losses	18	(248.5)	(96.7)
Equity attributable to Burns, Philp & Company Limited shareholders		460.6	732.8
Outside equity interests	19	18.9	25.5
Total equity	20	479.5	758.3

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

A$ million	For the year ended June 30, 2001	2002	2003
Cash flows from operating activities			
Cash receipts in the course of operations	1,409.6	1,404.2	1,934.1
Cash payments in the course of operations:			
Payments to suppliers and employees	(1,167.2)	(1,101.1)	(1,562.2)
Prepaid slotting allowances paid	(40.5)	(32.0)	(10.5)
Interest received	12.9	6.8	17.0
Borrowing costs paid	(95.1)	(63.5)	(104.3)
Dividends received from associates	8.6	15.3	12.7
Income taxes paid	(9.9)	(16.6)	(54.2)
Business restructuring costs	-	-	(31.1)
Net cash provided by operating activities(b)	118.4	213.1	201.5
Cash flows from investing activities(d)			
Payments for property, plant and equipment	(88.8)	(82.3)	(80.2)
Payments for other financial assets	-	(3.0)	-
Payments for businesses, net of cash acquired(c)			
Goodman Fielder Limited	-	-	(1,967.3)
Fleischmann Latin America	-	(20.2)	(191.5)
Other	(11.9)	(2.3)	-
Proceeds from disposal of property, plant and equipment	2.3	2.3	27.5
Proceeds from disposal of other financial assets	-	-	5.2
Proceeds from disposal of businesses, net of cash disposed of(c)	8.9	0.7	260.8
Other	(0.3)	(1.0)	(1.2)
Net cash (used in)/provided by investing activities	(89.8)	(105.8)	(1,946.7)
Cash flows from financing activities(d)(e)			
Proceeds from issue of ordinary shares on exercise of options	32.2	20.2	195.6
Proceeds from issue of CP Shares	-	104.0	-
Repayment of 7.5% Notes	-	(135.8)	-
Buy-back of convertible debt bonds	-	(2.6)	(181.1)
Repayment of other borrowings	(49.1)	(848.1)	(2,696.4)
Drawdown of other borrowings	-	1,520.3	4,040.4
Refinancing costs paid	-	(20.3)	(75.4)
Debt issue costs paid	-	(18.3)	(31.4)
Dividends paid - CP Shares	-	(11.5)	(22.3)
Dividends paid – Goodman Fielder shareholders	-	-	(195.3)
Dividends paid - outside equity interests	(1.4)	(1.1)	(1.0)
Other	0.8	0.6	0.7
Net cash provided by/(used in) financing activities	(17.5)	607.4	1,033.8
Net (decrease)/increase in cash held	11.1	714.7	(711.4)
Cash at beginning of year	187.5	216.0	922.7
Effects of exchange rate changes on cash (including cash at beginning of year and cash transactions during the year)	17.4	(8.0)	(33.3)
Cash at end of year(a)	216.0	922.7	178.0

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (cont.)

A$ million	For the year ended June 30, 2001	2002	2003
(a) Reconciliation of cash			
Cash assets (refer note 5)	218.2	923.6	180.5
Bank overdrafts (refer note 14)	(2.2)	(0.9)	(2.5)
Cash as per statements of cash flows	216.0	922.7	178.0
(b) Reconciliation of net cash provided by operating activities to profit from ordinary activities after income tax			
Profit from ordinary activities after income tax	90.5	149.5	174.3
Add/(less)			
Depreciation and amortization	100.7	105.0	131.7
Net expense from movements in provisions	16.9	49.7	102.1
Share of net profits of associates	(12.4)	(10.1)	(11.1)
Dividends received from associates	8.6	15.3	12.7
Net (profit)/loss on disposal of non current assets and businesses	(0.5)	2.0	(62.9)
Foreign currency (gains)/losses on borrowings	-	-	(139.1)
Deferred borrowing costs expensed	-	3.9	41.4
Changes in assets and liabilities net of effects of acquisitions and disposals of businesses:			
Trade debtors	(12.2)	8.6	47.0
Inventories	5.2	(14.9)	18.7
Trade creditors	1.7	8.4	(4.5)
Prepaid slotting allowances	(40.5)	(32.0)	(10.5)
Provisions	(26.3)	(24.3)	(91.7)
Current and deferred tax provisions	1.7	(0.8)	(38.6)
Future income tax benefit	0.5	(44.4)	(7.0)
Other assets and liabilities, (net)	(15.5)	(2.8)	39.0
Net cash provided by operating activities	118.4	213.1	201.5

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (cont.)

(c) **Acquisitions and disposals of businesses**

A$ million	2001 Acquisitions	2001 Disposals	2002 Acquisitions	2002 Disposals	2003 Acquisitions	2003 Disposals
Consideration:						
Cash payment	(11.9)	-	(22.5)	-	(2,164.5)	-
Deposit paid – prior year	-		-	-	(20.2)	
Amount payable	(2.5)	-	-	-	(26.0)	(0.5)
Cash proceeds *	-	8.9	-	0.7	-	266.0
Amount receivable	-	3.9	-	-	-	-
	(14.4)	12.8	(22.5)	0.7	(2,210.7)	265.5
Fair value of net assets acquired/disposed of:						
Property, plant and equipment	-	9.5	-	-	(731.9)	134.6
Goodwill	-	-	-	-	(1,376.8)	26.9
Identifiable intangible assets	(14.4)	-	-	-	(691.2)	9.4
Trade debtors	-	-	-	-	(288.0)	28.0
Inventories	-	1.3	-	-	(262.1)	35.4
Cash	-	-	-	-	(8.4)	5.2
Other current and non current assets	-	-	(20.2)	0.7	(120.1)	3.1
Trade creditors	-	-	-	-	259.2	(6.9)
Dividend payable – Goodman Fielder shareholders	-	-	-	-	195.3	-
Other payables	-	-	(2.3)	-	75.9	(4.1)
Bank overdraft	-	-	-	-	2.7	-
Other interest bearing liabilities	-	-	-	-	351.4	-
Current and deferred tax liabilities	-	-	-	-	55.3	(6.2)
Provisions	-	1.9	-	-	318.4	(11.5)
	(14.4)	12.7	(22.5)	0.7	(2,220.3)	213.9
Outside equity interests	-	-	-	-	9.6	-
Profit on disposal of businesses	-	0.1	-	-	-	51.6
	(14.4)	12.8	(22.5)	0.7	(2,210.7)	265.5
(Outflow)/inflow of cash:						
Cash (payment)/proceeds	(11.9)	8.9	(22.5)	0.7	(2,164.5)	266.0
Cash acquired/(disposed of)	-	-	-	-	5.7	(5.2)
	(11.9)	8.9	(22.5)	0.7	(2,158.8)	260.8

* Current year proceeds of A$266.0 million include A$105.1 million received in respect of Goodman Fielder's U.S. and Argentinian gelatin operations. The sale of these operations had been recognized in the Goodman Fielder financial statements prior to Burns Philp acquiring control of Goodman Fielder on March 19, 2003, but the proceeds were not received until after that date.

(d) **Non cash financing and investing activities**

There were no significant non cash financing and investing activities during the current year.

During the year ended June 30, 2002, A$260.9 million of 7.5% Notes were bought back pursuant to a Notes Buy Back Offer.

Total consideration for the Notes Buy Back comprised cash of A$130.45 million and a A$130.45 million allotment of converting preference shares (CP Shares). A$5.3 million of the 7.5% Notes were also redeemed for cash during the year ended June 30, 2002.

In addition to the A$130.45 million allotment of CP Shares pursuant to the Notes Buy Back Offer, a renounceable rights issue of CP Shares during the year ended June 30, 2002 raised cash of A$104.0 million.

(e) **Financing facilities** – refer note 14(l).

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies, which have been adopted in the preparation of this financial report, are:

(a) Basis of Preparation

The financial report is a general purpose financial report which has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of non current assets.

These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

(b) Principles of Consolidation

The consolidated financial statements include the financial statements of Burns, Philp & Company Limited (the Company), being the parent entity, and its controlled entities (the consolidated entity or the Group).

Controlled entities

The financial statements of controlled entities are included from the date control commences until the date control ceases.

Outside interests in the equity and result of the entities that are controlled by the Company are shown as a separate item in the consolidated financial statements.

Associates

Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future.

In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Investments in associates are carried at the lower of the equity accounted amount and recoverable amount. The consolidated entity's equity accounted share of the associates' net profit or loss is recognized in the consolidated statement of financial performance from the date significant influence commences until the date significant influence ceases. Other movements in reserves are recognized directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealized gains and losses and inter entity balances resulting from transactions with or between controlled entities are eliminated in full on consolidation.

Unrealized gains resulting from transactions with associates and joint ventures are eliminated to the extent of the consolidated entity's interest. Unrealized gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealized losses are eliminated in the same way as unrealized gains, unless they evidence a recoverable amount impairment.

(c) Foreign Currency

Unless otherwise indicated, all amounts are in Australian dollars. Foreign currency transactions are translated to Australian currency at the rates of exchange ruling at the dates of the transactions.

Amounts receivable and payable in foreign currencies at balance date are translated at rates of exchange ruling on that date.

Statements of financial performance for overseas controlled entities are translated to Australian currency at the weighted average rates of exchange ruling during the year. All overseas operations are considered to be self-sustaining. On consolidation, exchange differences arising on the translation of financial statements of overseas controlled entities are transferred directly to the foreign currency translation reserve together with any exchange gains or losses on foreign currency monetary liabilities, after applicable income tax, which hedge the net investment, or form part of the net investment, in self-sustaining overseas operations.

Other foreign exchange translation gains or losses arising on current account balances and unhedged foreign currency borrowings are reflected in the consolidated result.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Goodwill

Goodwill, being the excess of purchase consideration over the fair value of identifiable net assets acquired, is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. In the years ended June 30, 2001, 2002 and 2003, goodwill has been amortized at an annual rate of 5%. In addition, the carrying value of goodwill is reviewed annually by the Directors.

(e) Identifiable Intangible Assets

Identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) are amortized on a straight line basis over the period of expected benefit, not exceeding 40 years. In the years ended June 30, 2001, 2002 and 2003, identifiable intangible assets have been amortized at an annual rate of 2.5%. In addition, the carrying value of identifiable intangible assets is reviewed annually by the Directors.

(f) Research and Development

Research and development expenditure, including expenditure on developing, maintaining, enhancing and protecting fermentation technology and other technologies, is charged against the consolidated result in the year in which it is incurred.

(g) Property, Plant and Equipment

Depreciation is provided on plant and equipment generally on a straight line basis at annual rates varying between 3% and 33% (2002 – 3% and 33%; 2001 – 3% and 33%) so as to write off the cost of the assets over their expected economic useful lives of 3 to 33 years. Depreciation is also provided on freehold buildings on a straight line basis at annual rates varying between 2% and 2.5% (2002 – 2%; 2001 – 2%) over their expected economic useful lives of 40 to 50 years. Leasehold properties and improvements are amortized over the economic useful life of the property or the period of the respective lease, whichever is the shorter, at annual rates varying between 3% and 5% (2002 – 3% and 5%; 2001 – 3% and 5%) being 20 to 33 years.

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and amortization, and recoverable amount.

(h) Investments

Associates

Investments in associates are accounted for using equity accounting principles. Investments in associates are carried at the lower of the equity accounted amount and recoverable amount.

Other investments

Other investments are carried at the lower of cost and recoverable amount.

(i) Recoverable Amount of Non Current Assets Valued on Cost Basis

The carrying amounts of non current assets valued on the cost basis are reviewed to determine whether they are in excess of their recoverable amount at balance date. If the carrying amount of a non current asset exceeds its recoverable amount, the asset is written down to the lower amount. The write down is recognized as an expense in the net profit or loss in the reporting period in which it occurs.

Where a group of assets working together supports the generation of cash inflows, recoverable amount is assessed in relation to that group of assets.

In assessing recoverable amounts of non current assets the relevant cash flows have not been discounted to their present value, except where specifically stated.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Revenue Recognition

Sale of goods

Revenue from the sale of goods is recognized (net of returns, discounts and allowances) when the risks and rewards of ownership and title of goods pass to the customer.

Following the acquisition of Goodman Fielder Limited, the Group has reassessed the presentation of allowances deducted from gross sales revenue. As a consequence of this, certain payments which were previously recognized in marketing, selling and distribution expenses have been reclassified and deducted from sales revenue.

The impact of this reclassification is to reduce sales revenue and marketing, selling and distribution expenses by approximately A$74.2 million in the year ended June 30, 2003. There is no impact on net profit from this reclassification.

Comparative financial information has been reclassified which has resulted in a reduction in consolidated sales revenue of A$64.9 million for the year ended June 30, 2001 and A$68.9 million for the year ended June 30, 2002. The impact on sales revenue as previously reported by business segment is set out below:

A$ million	Yeast North America 2001	Yeast North America 2002	Herbs & Spices 2001	Herbs & Spices 2002	Other 2001	Other 2002
Sales revenue previously reported	353.4	360.8	438.9	439.5	125.0	118.1
Effect of reclassification	(12.7)	(11.1)	(51.5)	(57.6)	(0.7)	(0.2)
Adjusted sales revenue	340.7	349.7	387.4	381.9	124.3	117.9

Rendering of services

Revenue comprises revenue earned from provision of services to entities outside the consolidated entity. Revenue is recognized when the fee in respect of services provided is receivable.

Interest revenue

Interest revenue is recognized as it accrues, taking into account the effective yield on the financial asset.

Sale of non current assets

The gross proceeds of non current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal.

Dividends

Revenue from dividends and distributions from controlled entities is recognized by the Company when they are declared by the controlled entities.

Revenue from dividends from other investments are recognized when received.

(k) Borrowing Costs

Borrowing costs include interest, amortization of discounts or premiums relating to borrowings and amortization of ancillary costs incurred in connection with arrangement of borrowings. Ancillary costs incurred in connection with the arrangement of borrowings are capitalized and amortized over the life of the borrowings.

Borrowing cost are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than twelve months to get ready for their intended use or sale.

(l) Taxation

The income statement liability method of tax effect accounting is adopted. Under this method, income tax expense is based on accounting profit adjusted for permanent differences between accounting and taxable income.

Future income tax benefits relating to timing differences are not brought to account unless realization of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realization is virtually certain.

As a consequence of the substantive enactment of the Tax Consolidation legislation and since the consolidated tax group, being the Company and all Australian resident wholly owned controlled entities within the consolidated entity, had not notified the Australian Taxation Office at the date of signing this report of the implementation date for the tax consolidation, the consolidated entity has applied UIG 39 "Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances." There was no impact on the Group's future income tax benefits as of June 30, 2003.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(m) Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined on the basis of first-in-first-out, or average cost, whichever is the most appropriate for each individual business. The method of assigning costs to inventory in each business is applied consistently from year to year. Selling and distribution costs are estimated and deducted to determine net realizable value. Adequate provision is made for slow moving and obsolete inventory.

The cost of manufactured inventory and work in progress includes applicable variable and fixed factory overhead costs, the latter being allocated on the basis of normal operating capacity.

(n) Prepaid Slotting Allowances

The consolidated entity has incurred costs (slotting allowances) in connection with shelf space contracts for certain of its herbs and spices food products. Time based contracts are amortized over the life of the contract, generally three to five years. Volume based contracts are amortized over the volume of purchases. Prepaid slotting allowances are not recorded in excess of their recoverable amount.

(o) Employee Entitlements

Annual leave

The provision for employee entitlements to annual leave represents present obligations resulting from employees' services provided up to balance date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee entitlements to long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided up to balance date.

The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attaching to national government securities at balance date which most closely match the terms of maturity of the related liabilities.

Superannuation plans

The Company and other controlled entities contribute to several defined benefit and defined contribution superannuation plans. Contributions are expensed as incurred.

In the event of an actuarially assessed deficit in a defined benefit plan, a provision is recognized to fully provide for the estimated plan deficit. No asset is recognized for any estimated plan surplus.

(p) Statements of Cash Flows

For the purpose of the statements of cash flows, cash includes cash assets net of bank overdrafts.

(q) Converting Financial Instruments

Converting financial instruments, such as converting preference shares, which must convert to ordinary shares are classified as contributed equity on initial recognition to the extent that holders are exposed to changes in the fair value of the Company's ordinary shares with related distributions treated as dividends.

(r) Accounting for Acquisitions

Acquisitions are accounted for using the purchase method of accounting. The excess of the cost of acquisition over the fair value of net tangible assets acquired is allocated first to the fair value of identifiable intangible assets. The remaining cost of acquisition is then allocated to goodwill.

(s) **Provisions**

A provision is recognized when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

Dividends

A provision for dividends payable is recognized in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restructuring and employee termination benefits

A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognized at the date of acquisition where:

- the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered by the date of acquisition; and
- a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of this financial report.

The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognized when a detailed plan has been approved and the restructuring or termination benefits has either commenced or been publicly announced, or firm contracts related to the restructuring or termination benefits have been entered into. Costs related to ongoing activities are not provided for.

Surplus leased premises

Provision is made for non-cancellable operating lease rentals payable on surplus leased premises when it is determined that no substantive future benefit will be obtained from its occupancy and sub-lease rentals are less than the lease rental payable.

The estimate is calculated based on discounted net future cash flows, using the interest rate implicit in the lease or an estimate thereof.

Workers' compensation

Goodman Fielder Limited, a wholly owned subsidiary of the Group, is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Provisions have been made in respect of all Goodman Fielder employees in New South Wales and Victoria for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers' compensation cover for all remaining employees is insured commercially.

(t) **Receivables**

Trade debtors

Trade debtors are carried at original invoice amount, less any provision for doubtful debts. The collectibility of debts is assessed at reporting date and specific provision is made for any doubtful accounts.

Other debtors

Amounts receivable, other than trade receivables, from related or other parties are carried at amounts due less any provision for doubtful debts. Interest, when charged, is taken up as income on an accrual basis.

(u) **Rounding Off**

Burns, Philp & Company Limited is a company of the kind referred to in ASIC Class Order 98/100 dated July 10, 1998 and in accordance with that Class Order amounts in the financial report have been rounded off to the nearest tenth of a million dollars unless otherwise shown.

(v) **Use of Estimates**

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions which, in the opinion of management, are significant to the underlying amounts included in the financial statements and for which it would be reasonably possible that future events or information could change those estimates include: 1) litigation-related contingencies; 2) impairment assessments of goodwill and long-lived assets; and 3) realization of deferred income tax assets. These estimates are discussed further throughout the accompanying notes.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w) **Environmental Remediation**

Remediation costs are accrued based on estimates of known environmental remediation exposure. Ongoing environmental compliance costs, including maintenance and monitoring costs, are expensed as incurred. Provisions are on an undiscounted basis reflecting current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis.

(x) **Changes in Accounting Policies**

Foreign currency translation

The Group has applied the revised Australian Accounting Standard AASB1012 "Foreign Currency Translation" (issued in November 2000) for the first time from July 1, 2002.

The primary change in the revised AASB1012, as it applies to the Group, is the requirement that financial reports of self-sustaining foreign operations in hyperinflationary economies be adjusted for inflation before translation.

As a result of this change in accounting policy, the current year's profit from ordinary activities before and after tax decreased by A$2.2 million. There was no impact on opening accumulated losses as of July 1, 2002.

Employee benefits

The Group has applied the revised Australian Accounting Standard AASB1028 "Employee Benefits" (issued in June 2001) for the first time from July 1, 2002.

The liability for wages and salaries, annual leave and sick leave is now calculated using the remuneration rates the consolidated entity expects to pay as of each reporting date, not wage and salary rates current as of each reporting date.

As a result of this change in accounting policy, opening accumulated losses at July 1, 2002 increased by A$0.3 million. The change in accounting policy had no impact on the current year's consolidated profit.

Provisions, contingent liabilities and contingent assets

The Group has applied Australian Accounting Standard AASB1044 "Provisions, Contingent Liabilities and Contingent Assets" (issued in October 2001) for the first time from July 1, 2002. AASB1044 codifies recognition, measurement and disclosure requirements for provisions, contingent liabilities and contingent assets. Specifically, a provision should only be recognized when a present obligation exists.

As a result of this change in accounting policy, there was no impact on opening accumulated losses as of July 1, 2002 or the current year's consolidated profit.

(y) **Reclassification of comparative information**

Where applicable, comparative information has been reclassified to conform with the presentation of the financial statements for the year ended June 30, 2003.

A$ million	2001	2002	2003

NOTE 2. REVENUE FROM ORDINARY ACTIVITIES

Revenue from operating activities			
Sale of goods revenue	1,326.0	1,292.8	1,880.2
Rendering of services revenue	30.7	29.9	7.0
Total revenue from sale of goods and rendering of services	1,356.7	1,322.7	1,887.2
Other revenues from operating activities:			
Interest revenue from other parties	13.0	7.0	18.0
Proceeds from disposal of non current assets and businesses	15.3	2.3	23.5
Other	3.6	4.1	4.0
Revenue from outside operating activities			
Individually significant proceeds from disposal of non current assets and businesses	-	-	169.6
Individually significant unrealized foreign currency gain	-	-	139.1
Total revenue from ordinary activities	1,388.6	1,336.1	2,241.4

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX

(a) Profit from ordinary activities before income tax has been determined after crediting/(charging):

Net gain/(loss) on disposal of property, plant and equipment*	0.4	(2.0)	10.4
Net gain on disposal of other financial assets	-	-	0.9
Net gain on disposal of businesses**	0.1	-	51.6
Net foreign exchange gain/(loss) ***	(0.3)	(0.2)	138.3
Net bad and doubtful debts expense including movements in provision for doubtful debts	(4.1)	(9.3)	(4.4)
Operating lease rental expense	(9.1)	(7.5)	(12.0)
Research and development costs expensed	(7.0)	(5.8)	(8.7)
Carrying value of net assets and properties sold**	-	-	(111.4)
Deferred borrowing costs written off**	-	-	(32.6)
Provisions for restructuring of businesses**	-	(25.1)	(52.0)
Borrowing costs:			
7.5% Notes	(22.4)	(2.4)	-
Debt Bonds	(10.3)	(10.7)	(1.8)
Deferred borrowing costs amortized	-	(3.9)	(8.8)
Other parties	(63.1)	(55.9)	(164.2)
Total borrowing costs****	(95.8)	(72.9)	(174.8)
Depreciation and amortization:			
Plant and equipment	(57.4)	(53.8)	(67.0)
Freehold properties	(5.6)	(4.8)	(4.7)
Leasehold properties	(0.1)	(0.2)	(0.4)
Leasehold improvements	(1.8)	(1.8)	(1.1)
Goodwill	(1.9)	(2.5)	(21.8)
Identifiable intangibles	(9.7)	(9.4)	(13.3)
Prepaid slotting allowances	(24.2)	(32.5)	(23.4)
Total depreciation and amortization	(100.7)	(105.0)	(131.7)

* The net gain of A$10.4 million in the current year includes a gain of A$6.6 million on the sale of the South Yarra property which has been reported as an individually significant item (refer note 3(b)).

** These amounts have been included in individually significant items (refer note 3(b)).

*** The net gain of A$138.3 million in the current year includes an unrealized foreign currency gain of A$139.1 million on unhedged borrowings which has been reported as an individually significant item (refer note 3(b)).

**** Total borrowing costs of A$174.8 million in the current year do not include the A$139.1 million unrealized foreign currency gain on unhedged borrowings.

A$ million

	2001	2002	2003

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)

(b) Individually significant items

	2001	2002	2003
Included in other revenue from ordinary activities	-	-	308.7
Included in general and administrative expenses from ordinary activities	-	(35.2)	(196.0)
	-	(35.2)	112.7
Consisting of:			
(i) Gain on sale of Australasian Terminals business			
Sale proceeds	-	-	83.5
Carrying amount of net assets sold	-	-	(42.8)
(ii) Gain on sale of North American Industrial Vinegar business			
Sale proceeds	-	-	76.9
Carrying amount of net assets sold	-	-	(66.0)
(iii) Gain on sale of South Yarra property			
Sale proceeds	-	-	9.2
Carrying amount of property	-	-	(2.6)
(iv) Deferred borrowing costs written off			
Former senior funding agreement	-	-	(14.4)
Acquisition bridge facility	-	-	(18.2)
(v) Unrealized foreign currency gain	-	-	139.1
(vi) Provisions for restructuring of new businesses	-	-	(52.0)
(vii) Provision for amounts due from Kmart USA	-	(10.1)	-
(viii) Provision for Oakland closure costs	-	(25.1)	-
	-	(35.2)	112.7

(i) On August 7, 2002, the Company announced that it had entered into an agreement to sell the Terminals business to subsidiaries of Kaneb Pipe Line Operating Partnership LP. The sale of the business was completed on September 18, 2002, resulting in a A$40.7 million gain.

(ii) On August 23, 2002, the Company announced that it had entered into an agreement to sell the North American Industrial Vinegar business to Swander Pace Capital L.L.C., a private equity investor. The sale was completed on October 8, 2002, resulting in a A$10.9 million gain.

(iii) Following the closure of the South Yarra yeast manufacturing facility in Australia in July 2002, the South Yarra property was sold, resulting in a A$6.6 million gain.

(iv) As part of the acquisition of Goodman Fielder Limited (refer note 30 for further details), the Group's senior funding facility was refinanced. Consequently, deferred costs of A$14.4 million incurred in establishing the Group's previous senior funding facility were written off.

On March 13, 2003, the Group drew down the entire amount of an A$1.35 billion secured senior share acquisition bridge facility in order to, among other things, fund acceptances of the offer for Goodman Fielder shares and related expenses, refinance the Group's existing secured senior indebtedness and fund working capital requirements. On April 4, 2003, the Group repaid the A$1.35 billion secured senior share acquisition bridge facility in full. Following the repayment of this share acquisition bridge facility, the borrowing costs associated with the facility of A$18.2 million were expensed.

(v) As detailed in note 14, significant additional borrowing arrangements have been entered into to fund the acquisition of Goodman Fielder Limited. These borrowings have been drawn down mainly in U.S. dollars and are not fully hedged. In accordance with accounting policy 1(c), an unrealized foreign currency gain of A$139.1 million has been included in the current year's consolidated profit.

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)

(vi) Following the acquisition of Goodman Fielder Limited on March 19, 2003, the Group announced a number of restructuring programs arising from a review of Goodman Fielder's operations. These programs included, amongst other things, the closure of eight regional bakeries in Phase 1 of the Baking Manufacturing Review. As these programs were not announced at the time of our acquisition, the redundancy and other costs arising from these restructuring programs amounting to A$48.7 million have been expensed during the current year. In addition, restructuring costs of A$3.3 million have been incurred in respect of the Group's Fleischmann's Latin America acquisition.

Movements in the components of Goodman Fielder Australia restructuring provisions are as follows:

A$ million	Property, plant & equipment write down	Severance*	Other**	Total
Provision acquired	-	16.7	5.2	21.9
Provision expensed during the year	-	35.8	0.8	36.6
Amount utilized	-	(17.0)	(0.1)	(17.1)
Foreign currency fluctuations	-	-	-	-
Balance at year ended June 30, 2003	-	35.5	5.9	41.4

* The severance provision related to 741 employees, 395 of whom were terminated during the year ended June 30, 2003.

** The other provision included individual provisions for costs related to site closure and remediation costs.

Movements in the components of Goodman Fielder New Zealand restructuring provisions are as follows:

A$ million	Property, plant & equipment write down	Severance*	Other**	Total
Provision acquired	-	2.0	-	2.0
Provision expensed during the year	-	5.2	3.1	8.3
Amount utilized	-	-	(3.1)	(3.1)
Foreign currency fluctuations	-	(0.7)	-	(0.7)
Balance at year ended June 30, 2003	-	6.5	-	6.5

* The severance provision related to 131 employees, none of whom were terminated during the year ended June 30, 2003.

** The other provision included individual provisions for costs related to site closure and remediation costs.

Movements in the components of Other and Corporate restructuring provisions are as follows:

A$ million	Property, plant & equipment write down	Severance*	Other**	Total
Provision acquired	-	12.0	34.4	46.4
Provision expensed during the year	-	3.4	0.4	3.8
Amount utilized	-	(13.2)	(11.8)	(25.0)
Foreign currency fluctuations	-	-	-	-
Balance at year ended June 30, 2003	-	2.2	23.0	25.2

* The severance provision related to 192 employees, 177 of whom were terminated during the year ended June 30, 2003.

** The other provisions included individual provisions for costs related to site closure and remediation costs, and remaining costs arising from the sale of the Goodman Fielder Milling Australia and Ingredients businesses.

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)

Movements in the components of the Fleischmann's Latin America restructuring provisions are as follows:

A$ million	Property, plant & equipment write down	Severance*	Other**	Total
Provision created	-	1.2	2.1	3.3
Amount utilized	-	(1.2)	(0.8)	(2.0)
Foreign currency fluctuations	-	-	-	-
Balance at year ended June 30, 2003	-	-	1.3	1.3

* The severance provision related to 207 employees, all of whom were terminated during the year ended June 30, 2003.

** The other provision included individual provisions for the write-off of raw materials and spares, estimated site and tank clean up costs and early contract termination penalties. During the years ended June 30, 2003, the other reserve was used to offset the cost of scrapping raw materials and spare parts and the costs of environmental clean up.

(vii) In December 2001, Kmart USA, a major customer of the herbs and spices business, announced it was seeking protection from its creditors under U.S. bankruptcy laws. As a result, a provision of A$10.1 million, being the full amount outstanding from Kmart USA, was made as of December 31, 2001.

(viii) In March 2002, the Group announced the closure of its yeast plant in Oakland, California. As a result of this decision, the Group recorded an expense of A$25.1 million. This expense included a non cash charge of A$17.2 million to record a write-down in the carrying value of the land, buildings and equipment to net realizable value, A$3.2 million related to expected severance costs, and A$4.7 million related to other costs.

Movements in the components of the Oakland provision for closure costs are as follows:

A$ million	Property, plant and equipment write downs	Severance*	Other**	Total
Provision created	17.2	3.2	4.7	25.1
Amount utilized	(17.2)	(1.1)	(0.9)	(19.2)
Foreign currency fluctuations	-	(0.1)	(0.2)	(0.3)
Balance at June 30, 2002	-	2.0	3.6	5.6
Amount utilized	-	(1.6)	(3.0)	(4.6)
Foreign currency fluctuations	-	(0.2)	(0.3)	(0.5)
Balance at year ended June 30, 2003	-	0.2	0.3	0.5

* The severance provision related to 45 employees, 43 of whom were terminated during the years ended June 30, 2002 and 2003.

** The other provision included individual provisions for the write-off of raw materials and spares, estimated site and tank clean up costs and early contract termination penalties. During the years ended June 30, 2002 and 2003, the other reserve was used to offset the cost of scrapping raw materials and spare parts and the costs of environmental clean up.

NOTE 3. PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX (CONTINUED)

A$ '000	2001	2002	2003
(c) Auditors' remuneration			
Audit services			
Auditors of the Company - KPMG			
KPMG Australia			
Audit and review of financial reports*	321.0	336.5	922.6
Other regulatory audit services	11.0	11.0	11.0
Overseas KPMG firms			
Audit and review of financial reports*	644.3	547.1	751.0
Other regulatory audit services	113.1	73.9	58.4
Total KPMG	1,089.4	968.5	1,743.0
Other auditors			
Audit and review of financial reports	26.0	23.0	147.7
Total audit services	1,115.4	991.5	1,890.7
Other services			
Auditors of the company – KPMG**			
KPMG Australia			
U.S. GAAP assurance services***	-	659.5	1,246.8
Refinancing due diligence****	253.7	-	1,340.6
Other assurance services	149.0	149.2	141.0
Overseas KPMG firms			
U.S. GAAP assurance services***	-	222.5	546.0
Other assurance services	74.3	262.8	59.2
Taxation	206.5	224.9	436.0
Total KPMG	683.5	1,518.9	3,769.6
Other auditors			
Other assurance services	-	-	2.9
Taxation	-	0.1	5.5
Total other services	683.5	1,519.0	3,778.0

* The 2003 fees include amounts paid in relation to the audit of Goodman Fielder Limited and its controlled entities.

** All non-audit (other services) provided by KPMG are pre-approved by the Audit Committee. As part of this approval process, the Audit Committee ensures the services do not impact KPMG's independence.

*** The 2003 fees for U.S. GAAP assurance services represent amounts paid in relation to opinions provided on U.S. GAAP financial information as part of raising the 10.75% Senior Subordinated Notes and the 9.5% Senior Notes. The 2002 fees include amounts paid in relation to the 9.75% Senior Subordinated Notes.

**** The 2003 fees represent amounts paid for due diligence reports required by the Group's financiers as a condition of raising additional funding.

A$ million	2001	2002	2003

NOTE 4. INCOME TAX

Income tax (expense)/benefit relating to ordinary activities

	2001	2002	2003
Prima facie income tax (expense)/benefit calculated at 34% (2001), 30% (2002), 30% (2003) on profit from ordinary activities	(34.9)	(36.2)	(54.9)
(Increase)/decrease in income tax (expense) due to:			
Utilization of tax losses and timing differences not previously recognized	15.8	19.9	44.3
Non assessable gain on sale of Australasian Terminals business	-	-	12.5
Share of net profits of associates	4.2	3.0	3.3
Differences in overseas tax rates	(1.2)	(5.9)	(8.3)
Amortization of intangible assets not deductible for tax	(3.9)	(3.6)	(10.5)
Rebateable dividends	-	-	-
Other permanent adjustments	7.9	3.5	0.6
Income tax (expense)/benefit relating to ordinary activities before individually significant income tax items	(12.1)	(19.3)	(13.0)
Individually significant income tax items:			
Income tax (expense) resulting from a subsidiary ownership restructuring	-	-	(4.6)
Recoupment of United States tax losses and timing differences not previously recognized (b)	-	47.9	9.0
Income tax (expense)/benefit relating to ordinary activities	(12.1)	28.6	(8.6)
Income tax (expense)/benefit is made up of:			
Current income tax (expense)	(9.9)	(15.0)	(12.0)
Deferred income tax benefit/(expense)	(2.2)	43.6	3.4
	(12.1)	28.6	(8.6)
Current tax liabilities			
Provision for current income tax		9.9	29.0
Deferred tax liabilities			
Provision for deferred income tax		12.0	22.4
Comprises the deferred liability at current income tax rates of the following items:			
Excess of taxation depreciation over accounting depreciation		9.7	15.6
Unrealized foreign currency gains		-	47.9
Other items		2.3	0.6
Deferred tax liabilities		12.0	64.1
Tax losses carried forward offset against deferred tax liabilities		-	(41.7)
Net provision for deferred income tax		12.0	22.4
Deferred tax assets			
Future income tax benefit		66.2	78.2
Comprises the future tax benefit at current income tax rates of the following items:			
Tax losses carried forward		63.6	97.9
Provisions		0.5	15.0
Other items		2.1	7.0
Deferred tax assets		66.2	119.9
Tax losses carried forward offset against deferred tax liabilities		-	(41.7)
Net future income tax benefit		66.2	78.2
Future income tax benefit not recognized (c)			
Tax losses		236.3	200.5
Timing differences		132.5	95.8
		368.8	296.3

NOTE 4. INCOME TAX (CONTINUED)

(a) The Group had gross deferred tax assets of A$435.0 million as of June 30, 2002 and A$416.2 million as of June 30, 2003, a valuation allowance of A$368.8 million as of June 30, 2002 and A$296.3 million as of June 30, 2003, net deferred tax assets of A$66.2 million as of June 30, 2002 and A$78.2 million as of June 30, 2003, and gross deferred tax liabilities of A$12.0 million as of June 30, 2002 and A$64.1 million as of June 30, 2003. The net change in the valuation allowance for the Group for the year ended June 30, 2002 was a decrease of A$46.7 million, and for the year ended June 30, 2003 was a decrease of A$72.5 million.

(b) The results for the years ended June 30, 2002 and 2003 include gains of A$47.9 million and A$9.0 million, respectively, arising on the recognition of a deferred tax asset in relation to the U.S. businesses.

The recent history of the Group's U.S. businesses indicates an ongoing improvement in profitability and a return to generating taxable profits. Furthermore, the U.S. businesses are forecast to continue to remain profitable and generate future taxable profits.

Given the forecast profitability and the generation of taxable profits, the Directors are of the opinion that virtual certainty now exists in relation to the recoverability of a component of the unrecognized U.S. future income tax benefit relating to tax loss carry forwards and that the recovery of certain timing differences is now assured beyond any reasonable doubt.

(c) The potential future income tax benefit arising from other tax losses and timing differences has not been recognized as an asset because recovery of tax losses is not virtually certain and recovery of timing differences is not assured beyond any reasonable doubt. The potential future income tax benefit will only be realized if there are no adverse changes in tax legislation and the companies concerned derive sufficient future assessable income to enable the benefit to be realized and continue to comply with the conditions for deductibility imposed by the law.

(d) The adjusted dividend franking account balance in Burns, Philp & Company Limited was nil as of June 30, 2002 and 2003.

A$ million	2002	2003
NOTE 5. CASH ASSETS		
Cash at bank and on hand	76.0	91.4
Short term deposits	832.3	89.1
Restricted deposit	15.3	-
Total cash assets	923.6	180.5

NOTE 6. RECEIVABLES

	2002	2003
Current		
Trade debtors	156.3	359.4
Provision for doubtful debts (a)	(12.7)	(10.3)
	143.6	349.1
Secured receivables	0.4	0.1
Other receivables	16.4	35.8
Total current receivables	160.4	385.0
Non current		
Other receivables	1.8	8.4
(a) Movements in provision for doubtful debts were:		
Balance at beginning of year	13.2	12.7
Foreign currency fluctuations	(5.2)	(0.9)
Movement due to business disposals	-	(0.4)
Additions to provision	5.8	3.6
Bad debts written off against provision	(1.1)	(4.7)
Balance at end of year	12.7	10.3

NOTE 7. INVENTORIES

	2002	2003
Current		
Finished goods (a)	64.7	147.0
Provision against finished goods (b)	(1.9)	(1.4)
Work in progress (a)	7.6	23.1
Provision against work in progress (b)	-	(0.1)
Raw materials (a)	55.2	148.3
Provision against raw materials (b)	(2.5)	(2.4)
Total inventories	123.1	314.5
(a) At cost		
(b) Movements in provision for inventory obsolescence were:		
Balance at beginning of year	3.7	4.4
Foreign currency fluctuations	(0.5)	(0.4)
Additions to provision	3.7	0.9
Inventories written off against provision	(2.5)	(1.0)
Balance at end of year	4.4	3.9

A$ million	2002	2003
NOTE 8. OTHER ASSETS		
Current		
Prepayments	10.6	27.8
Prepaid slotting allowances (a)	16.4	10.2
Properties held for sale	-	14.7
Deferred expenditure	0.9	0.8
Total current other assets	27.9	53.5
Non current		
Prepayments	5.6	6.9
Prepaid slotting allowances (a)	32.9	20.3
Business acquisition deposit	20.2	-
Deferred borrowing costs (b)	34.7	113.9
Deferred expenditure	6.2	4.4
Total non current other assets	99.6	145.5
(a) Cost	179.2	160.1
Accumulated amortization	(129.9)	(129.6)
	49.3	30.5
(b) Cost	38.3	122.7
Accumulated amortization	(3.6)	(8.8)
	34.7	113.9

A$ million	2002	2003
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		
Non current		
Associates	58.6	53.6

Details of investments in associates are as follows:

Name	Principal Activities	Balance Date	% Ownership Interest 2002	2003
Levaduras Collico SA	Yeast Manufacture	June 30	50.0	50.0
Mauri Fermentation (Malaysia) Sdn Bhd	Yeast Manufacture	June 30	42.0	42.0
Mauri Fermentation Pakistan (Private) Ltd	Yeast Manufacture	June 30	50.0	50.0
Mauri Products Limited	Yeast Manufacture	September 15	50.0	50.0
Meishan-Mauri Yeast Co Ltd	Yeast Manufacture	June 30	50.0	50.0
Pilmico-Mauri Foods Corporation	Yeast Manufacture	June 30	50.0	50.0
Proofex Products Company	Yeast Manufacture	September 16	30.0	30.0
P.T. Indo Fermex	Yeast Manufacture	December 31	49.0	49.0
P.T. Sama Indah	Yeast Manufacture	December 31	49.0	49.0
P.T. Natraco Spices Indonesia	Spices Processing	December 31	50.0	-
Gelec S.A.	Food Manufacture	June 30	-	33.3
Fresh Start Bakeries Australia Pty Ltd(a)	Buns Manufacture	June 30	-	90.9
P.T. Sinar Meadow International Indonesia	Margarine Manufacture	December 31	-	50.0
Quingdao Xinghua Foodstuff & Cereal Oil Co Ltd	Food Manufacture	June 30	-	30.0

A$ million	2001	2002	2003
NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)			
Results of associates			
Share of associates':			
Profit from ordinary activities before income tax expense	16.7	14.2	15.2
Income tax expense relating to profit from ordinary activities	(4.3)	(4.1)	(4.1)
Share of net profits of associates accounted for using the equity method	12.4	10.1	11.1
Share of post-acquisition retained profits and reserves attributable to associates			
Retained profits			
Share of associates' retained profits at beginning of year	3.7	7.5	2.3
Share of retained profits of associates of Goodman Fielder Limited	-	-	0.4
Share of associates' net profits accounted for using the equity method	12.4	10.1	11.1
Dividends from associates	(8.6)	(15.3)	(12.7)
Share of associates' retained profits at end of year	7.5	2.3	1.1
Asset revaluation reserve			
Share of associates' asset revaluation reserves at beginning and end of year	19.0	19.0	19.0
Foreign currency translation reserve			
Share of associates' foreign currency translation reserves at beginning of year	(25.6)	(20.9)	(24.5)
Share of increment/(decrement) in associates' foreign currency translation reserves	4.7	(3.6)	(7.5)
Share of associates' foreign currency translation reserves at end of year	(20.9)	(24.5)	(32.0)
Other reserves			
Share of associates' other reserves at beginning and end of year	18.9	18.9	18.9
Movements in carrying amount of investments			
Carrying amount of investments in associates at beginning of year	58.1	66.9	58.6
Associates acquired with Goodman Fielder Limited	-	-	4.6
Share of net profits of associates	12.4	10.1	11.1
Dividends received from associates	(8.6)	(15.3)	(12.7)
Share of increment/(decrement) in associates' foreign currency translation reserves	4.7	(3.6)	(7.5)
Capital contributed to an associate	0.3	0.5	0.2
Return of capital by an associate	-	-	(0.7)
Carrying amount of investments in associates at end of year (b)	66.9	58.6	53.6

A$ million	2001	2002	2003

NOTE 9. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD (CONTINUED)

Summary performance and financial position of associates

The consolidated entity's share of aggregate assets, liabilities and profits of associates are as follows:

	2001	2002	2003
Net profit - as reported by associates and equity adjusted (c)	12.4	10.1	11.1
Net assets			
Current assets		27.9	29.5
Non current assets		48.4	54.9
Total assets		76.3	84.4
Current liabilities		12.5	18.9
Non current liabilities		5.2	11.9
Total liabilities		17.7	30.8
Net assets - as reported by associates and equity adjusted (c)		58.6	53.6

(a) As of June 30, 2003, the Group owned more than 50% of the equity in Fresh Start Bakeries Australia Pty Limited, but did not control this entity. Under a shareholder agreement, the Group did not control a majority of the board of directors and did not have control of the operating and financial decisions. Subsequent to year end, in accordance with the shareholder agreement, the Group's ownership interest has been reduced to 50%.

(b) No individual investment in an associate is material in amount.

(c) There were no adjustments arising from equity accounting.

A$ million	2002	2003
NOTE 10. OTHER FINANCIAL ASSETS		
Non current		
Shares in other listed corporation (a)	4.0	4.0
Interest bearing deposits	2.7	0.7
Total non current other financial assets	6.7	4.7

(a) Written down to recoverable amount.

A$ million	2002	2003
NOTE 11. PROPERTY, PLANT AND EQUIPMENT		
Plant and equipment		
Cost	788.6	1,014.8
Accumulated depreciation	(427.8)	(334.7)
	360.8	680.1
Freehold properties (a)		
Cost	206.7	414.9
Accumulated depreciation	(24.3)	(18.4)
	182.4	396.5
Leasehold properties (a)		
Cost	8.0	24.0
Accumulated amortization	(0.6)	(1.5)
	7.4	22.5
Leasehold improvements		
Cost	38.4	21.1
Accumulated amortization	(11.8)	(5.3)
	26.6	15.8
Total property, plant and equipment	577.2	1,114.9

(a) The carrying amount of freehold and leasehold properties comprises:

	2002	2003
Goodman Fielder properties	-	254.3
Other Group properties	189.8	164.7
	189.8	419.0

The Goodman Fielder properties are included in the consolidated statement of financial position as of June 30, 2003 at their fair values at acquisition date, March 19, 2003, less depreciation and amortization provided since that date.

Independent valuations, on an existing use basis of valuation, were obtained for all other Group properties as of June 30, 2003. These valuations, which disclosed a surplus of A$33.1 million over the carrying amount of A$164.7 million, have not been recognized in the consolidated statement of financial position.

NOTE 11. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

(b) Reconciliations of the carrying amounts for each class of property, plant and equipment are set out below:

A$ million	2002	2003
Plant and equipment		
Carrying amount at beginning of year	449.6	360.8
Foreign currency fluctuations	(94.1)	(27.9)
Movement due to business acquisitions	-	466.6
Movement due to business disposals	-	(114.4)
Additions	76.1	69.2
Disposals	(17.5)	(7.2)
Depreciation	(53.8)	(67.0)
Reclassifications	0.5	-
Carrying amount at end of year	360.8	680.1
Freehold properties		
Carrying amount at beginning of year	219.6	182.4
Foreign currency fluctuations	(29.4)	(16.8)
Movement due to business acquisitions	-	249.4
Movement due to business disposals	-	(13.2)
Additions	3.0	10.0
Disposals	(2.8)	(10.6)
Depreciation	(4.8)	(4.7)
Reclassifications	(3.2)	-
Carrying amount at end of year	182.4	396.5
Leasehold properties		
Carrying amount at beginning of year	5.4	7.4
Foreign currency fluctuations	0.2	(0.9)
Movement due to business acquisitions	-	15.9
Movement due to business disposals	-	(0.2)
Additions	2.0	0.7
Amortization	(0.2)	(0.4)
Reclassifications	-	-
Carrying amount at end of year	7.4	22.5
Leasehold improvements		
Carrying amount at beginning of year	29.5	26.6
Foreign currency fluctuations	(2.2)	(3.2)
Movement due to business disposals	-	(6.8)
Additions	1.2	0.3
Disposals	(0.1)	-
Amortization	(1.8)	(1.1)
Reclassifications	-	-
Carrying amount at end of year	26.6	15.8

A$ million	2002	2003
NOTE 12. INTANGIBLE ASSETS		
Identifiable intangible assets		
Cost	331.2	969.3
Accumulated amortization	(34.3)	(45.4)
Total identifiable intangible assets	296.9	923.9
Purchased goodwill		
Cost (a)	36.1	1,374.1
Accumulated amortization	(13.6)	(32.7)
Total purchased goodwill	22.5	1,341.4
Total intangible assets	319.4	2,265.3

(a) Written down to recoverable amount where appropriate.

NOTE 13. PAYABLES		
Current		
Trade creditors	68.0	312.3
Other creditors and accruals	74.5	187.4
Total current payables	142.5	499.7
Non current		
Other creditors	3.5	6.2

A$ million	2002	2003

NOTE 14. INTEREST BEARING LIABILITIES

	2002	2003
Current		
Secured		
Senior indebtedness		
Term loan facilities(d)	-	94.0
Revolving loan facility(d)	-	60.0
Other	17.8	-
Bank overdrafts(e)	0.9	1.1
Other indebtedness(e)	12.3	10.4
Unsecured		
Bank overdrafts(e)	-	1.4
Convertible debt bonds(j)	174.8	-
Other indebtedness(e)	-	11.9
Total current interest bearing liabilities(b)(c)	205.8	178.8
Non current		
Secured		
Senior indebtedness		
Term loan facilities(d)	-	1,572.1
Other	738.7	-
Unsecured		
9.5% Senior Notes due 2010(h)	-	149.9
10.75% Senior Subordinated Notes due 2011(a)(g)	-	299.6
9.75% Senior Subordinated Notes due 2012(f)	711.0	599.8
New Zealand Subordinated Capital Notes(i)	-	185.7
Other indebtedness(e)	-	6.7
Total non current interest bearing liabilities(b)(c)	1,449.7	2,813.8
(a) Notes payable	-	314.9
Unamortized discount	-	(15.3)
	-	299.6
(b) Interest bearing liabilities by currency:		
United States dollars	1,526.7	1,458.2
Australian dollars	-	1,238.9
New Zealand dollars	14.3	199.0
Canadian dollars	42.3	40.4
Euro	66.0	38.3
Others	6.2	17.8
Total interest bearing liabilities	1,655.5	2,992.6

NOTE 14. INTEREST BEARING LIABILITIES (CONTINUED)

(b) Consolidated interest bearing liabilities by maturity as of June 30:

A$ million	Senior Indebtedness Floating	2012 Notes Fixed	Debt Bonds Fixed	Bank Overdrafts Floating	Other Indebtedness Floating	Other Indebtedness Fixed	Total
2002							
1 year or less	17.8	-	174.8	0.9	8.5	3.8	205.8
1 to 2 years	22.2	-	-	-	-	-	22.2
2 to 3 years	97.8	-	-	-	-	-	97.8
3 to 4 years	128.9	-	-	-	-	-	128.9
4 to 5 years	489.8	-	-	-	-	-	489.8
10 to 11 years	-	711.0	-	-	-	-	711.0
	756.5	711.0	174.8	0.9	8.5	3.8	1,655.5
Weighted average interest rate	3.85%	9.75%	5.5%	14.78%	5.18%	5.63%	6.57%

A$ million	Senior Indebtedness Floating	2010 Notes Fixed	2011 Notes Fixed	2012 Notes Fixed	NZ Capital Notes Fixed	Bank Overdrafts Floating	Other Indebtedness Floating	Other Indebtedness Fixed	Total
2003									
1 year or less	154.0	-	-	-	-	2.5	15.2	7.1	178.8
1 to 2 years	144.0	-	-	-	-	-	-	6.7	150.7
2 to 3 years	189.0	-	-	-	-	-	-	-	189.0
3 to 4 years	229.0	-	-	-	-	-	-	-	229.0
4 to 5 years	629.0	-	-	-	-	-	-	-	629.0
5 to 6 years	381.1	-	-	-	151.7	-	-	-	532.8
6 to 10 years	-	149.9	299.6	599.8	34.0	-	-	-	1,083.3
	1,726.1	149.9	299.6	599.8	185.7	2.5	15.2	13.8	2,992.6
Weighted average interest rate	7.11%	9.50%	10.75%	9.75%	9.79%	10.70%	5.60%	10.23%	8.30%

(d) Senior indebtedness as of June 30, 2003 consisted of A$1,726.1 million (equivalent) drawn under the Group's secured senior credit facilities. As of June 30, 2003, A$154.0 million of this indebtedness is classified as a current liability and A$1,572.1 million as a non current liability.

Term A Loan Senior Funding Agreement

On January 16, 2003, the Group entered into a A$1.4 billion five year senior secured credit facility, which is governed by the Term A Loan Senior Funding Agreement, comprised of an A$1.3 billion term loan facility, referred to as the Term A loan facility, available for the purpose of funding the acquisition of Goodman Fielder, refinancing the then existing senior secured indebtedness, the expected repayment of certain indebtedness of Goodman Fielder and for other corporate purposes, and an A$100.0 million revolving loan facility which is available for working capital purposes. Certain controlled entities of Burns Philp are permitted to make borrowings under the Term A loan facility and the revolving loan facility. On April 3, 2003, the Group drew down A$1.3 billion under the term loan facility. As of June 30, 2003, the Group had drawn down A$60.0 million of the revolving facility.

Term B Secured Senior Loan Facility

On February 20, 2003, the Group entered into a U.S.$270.0 million six year senior secured credit facility, referred to as the Term B loan facility, for the purpose of funding the acquisition of Goodman Fielder, refinancing the then existing senior secured indebtedness, the expected repayment of certain indebtedness of Goodman Fielder and for other corporate purposes. A wholly owned controlled entity of Burns Philp is the sole borrower under the Term B loan facility. On April 2, 2003, the Group drew down U.S.$270.0 million under this facility.

NOTE 14. INTEREST BEARING LIABILITIES (CONTINUED)

Security Arrangements

Burns Philp and its major asset owning controlled entities in Australia and certain other jurisdictions have granted security over their assets as security for the Term A loan facility, the revolving loan facility, the Term B loan facility and certain working capital facilities and treasury transactions, in favor of a security trustee.

The Group has granted security interests to the security trustee on trust for the lenders of these facilities by way of a Security Trust Deed dated July 28, 1998, a Debenture Trust Deed dated July 28, 1998, fixed and floating equitable charges granted by Burns Philp and certain Australian controlled entities, and various other forms of security granted by non-Australian controlled entities in other jurisdictions. As of June 30, 2003, Goodman Fielder Limited and its controlled entities had not become guarantors of these facilities, and had not granted security over their assets to secure these facilities. However, Goodman Fielder Limited and certain of its Australian controlled entities have since become guarantors of these facilities and have granted certain security over their assets to secure these facilities. Under Australian corporations law, any guarantees or securities given by Goodman Fielder Limited or its Australian controlled entities in relation to the facilities could only be given subject to obtaining the approval of Burns Philp's shareholders. This approval was obtained at an Extraordinary General Meeting of Burns Philp held on July 23, 2003. In addition, Burns Philp intends for certain of the Goodman Fielder Limited controlled entities incorporated outside of Australia to become guarantors of these facilities and to grant security over their assets to secure these facilities to the extent required by the loan agreements and, as a result, substantially all of the Group's assets will be pledged to secure the senior indebtedness.

(e) In addition to the Term A loan facility, the revolving loan facility and the Term B loan facility, there are a number of other financings typically involving small amounts extended to operating companies in the Group. These facilities are either secured by the security arrangements referred to in (d) above, or have the benefit of securities at the operating company level, or are unsecured.

(f) On June 21, 2002, a controlled entity of Burns, Philp & Company Limited issued in a private offering, U.S.$400 million of Senior Subordinated Notes (9.75% Senior Subordinated Notes) that bear interest at 9.75% and mature on July 15, 2012.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.75% Senior Subordinated Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the 9.75% Senior Subordinated Notes and the guarantees are senior subordinated obligations of the issuer and the guarantors, ranking equally with their other senior subordinated debt and subordinated to their senior debt (that is, debt which is not subordinated to other debt).

The Company has lodged with the Securities and Exchange Commission in the United States a Form F-4 Registration Statement for registration of an exchange offer under which the 9.75% Senior Subordinated Notes will be exchanged for identical registered notes.

(g) On February 20, 2003, a controlled entity of Burns, Philp & Company Limited issued in a private offering, U.S.$210 million of Senior Subordinated Notes (10.75% Senior Subordinated Notes). These notes were issued with an original issue discount of U.S.$10.7 million, bear interest at 10.75% and mature on February 15, 2011.

The payment of principal and interest, and the performance of all other obligations in respect of the 10.75% Senior Subordinated Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the 10.75% Senior Subordinated Notes and the guarantees are senior subordinated obligations of the issuer and the guarantors, ranking equally with their other senior subordinated debt and subordinated to their senior debt.

The Company has lodged with the Securities and Exchange Commission in the United States a Form F-4 Registration Statement for registration of an exchange offer under which the 10.75% Senior Subordinated Notes will be exchanged for identical registered notes.

(h) On June 16, 2003, a controlled entity of Burns, Philp & Company Limited issued in a private offering, U.S.$100 million of Senior Notes (9.5% Senior Notes) that bear interest at 9.5% and mature on November 15, 2010.

The payment of principal and interest, and the performance of all other obligations in respect of the 9.5% Senior Notes are fully and unconditionally guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the 9.5% Senior Notes and the guarantees are senior unsubordinated obligations of the issuer and the guarantors, ranking equally with their other senior debt

The Company has lodged with the Securities and Exchange Commission in the United States a Form F-4 Registration Statement for registration of an exchange offer under which the 9.5% Senior Notes will be exchanged for identical registered notes.

NOTE 14. INTEREST BEARING LIABILITIES (CONTINUED)

(i) New Zealand Subordinated Capital Notes

The Group has issued NZ$212.5 million of New Zealand Subordinated Capital Notes (Capital Notes). These instruments were issued by a newly created controlled entity, Goodman Finance Limited, and are general unsecured obligations of this controlled entity, guaranteed by Burns, Philp & Company Limited and certain of its controlled entities, including Goodman Fielder Limited and certain of its controlled entities. Both the Capital Notes and the guarantees are subordinated obligations of the issuer and the guarantors, ranking behind all their other secured and unsecured liabilities.

The Capital Notes were issued in two series, one series of which mature on the fifth anniversary of their issue date and bear interest at a rate of 9.75% and, the other series of which mature on the eighth anniversary of their issue date and bear interest at a rate of 9.95%.

Upon the maturity of the Capital Notes, the Capital Notes may continue upon new terms (if this is proposed by the issuer and if the noteholder accepts the new terms), or may be redeemed in cash equal to the face value of the Capital Notes, or at the sole discretion of the issuer, may be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the Capital Notes.

(j) All of the outstanding convertible debt bonds were redeemed by Burns Philp Treasury (Europe) BV on September 9, 2002.

(k) Refer note 31 for additional financial instruments disclosure.

(l) Financing Facilities

Details of the consolidated entity's committed financing facilities as of June 30 are set out below:

	2002 A$ million	Average Maturity	2003 A$ million	Average Maturity
Bank overdrafts	8.3	0.9 years	19.3	1.0 years
Bank loan facilities	792.1	4.1 years	1,801.7	4.8 years
Senior Notes	-	-	149.9	7.4 years
Senior Subordinated Notes	711.0	10.0 years	899.4	8.7 years
New Zealand Subordinated Capital Notes	-	-	185.7	6.0 years
Debt Bonds	174.8	1.8 years	-	
Total committed lines of credit	1,686.2		3,056.0	
Add cash	923.6		180.5	
Less interest bearing liabilities	(1,655.5)		(2,992.6)	
Undrawn lines of credit and cash	954.3		243.9	

(m) Securitization Program

A controlled entity has entered into a receivables purchase agreement which enables it to securitize selected amounts of its debtors portfolio up to a limit of A$50.0 million (2002 – nil). As of June 30, 2003, A$50.0 million (2002 – nil) has been securitized and is not included in the consolidated statement of financial position.

Under the receivables purchase agreement, the Company, irrevocably and without recourse, transfers all applicable trade receivables to the financial institution, which is counterparty to the agreement. The Company retains collection and administrative responsibilities for the applicable trade receivables. No gain or loss was recorded on the sale of these receivables during the year.

A$ million

NOTE 15. PROVISIONS

	2002	2003
Current		
Employee benefits	13.7	54.1
Business closure and rationalization	7.7	75.7
Workers' compensation (refer note 1(s))	-	11.4
Legal claims	1.1	26.9
CP Shares dividend	4.4	-
Other	11.6	27.4
Total current provisions	38.5	195.5
Non current		
Employee benefits	23.0	55.3
Workers' compensation (refer note 1(s))	-	34.4
Other	0.1	10.7
Total non current provisions	23.1	100.4

(a) Reconciliations of the carrying amount of each class of provision, except for employee benefits, are set out below:

	2003
Business closure and rationalization - current	
Carrying amount at beginning of year	7.7
Foreign currency fluctuations	(0.9)
Movement due to business acquisitions	70.3
Provisions made during the year	52.0
Payments made during the year	(53.4)
Carrying amount at end of year	75.7
Workers' compensation – current	
Carrying amount at beginning of year	-
Movement due to business acquisitions	13.4
Provisions made during the year	5.2
Payments made during the year	(7.2)
Carrying amount at end of year	11.4
Legal claims - current	
Carrying amount at beginning of year	1.1
Movement due to business acquisitions	26.9
Provisions made during the year	(0.8)
Payments made during the year	(0.3)
Carrying amount at end of year	26.9
CP Shares dividend - current	
Carrying amount at beginning of year	4.4
Dividend paid during the year	(4.4)
Carrying amount at end of year	-
Other - current	
Carrying amount at beginning of year	11.6
Foreign currency fluctuations	(1.2)
Movement due to business acquisitions	84.1
Movements due to business disposals	(9.8)
Provisions made during the year	20.9
Payments made during the year	(78.2)
Carrying amount at end of year	27.4
Workers' compensation – non current	
Carrying amount at beginning of year	-
Movement due to business acquisitions	31.9
Provisions made during the year	2.5
Carrying amount at end of year	34.4
Other – non current	
Carrying amount at beginning of year	0.1
Movement due to business acquisitions	10.6
Carrying amount at end of year	10.7

A$ million	2002	2003

NOTE 16. CONTRIBUTED EQUITY

Issued and paid up share capital		
802,685,992 (2002) and 1,780,681,266 (2003) ordinary shares, fully paid	634.4	**830.0**
797,395,767 (2002) and 797,371,199 (2003) converting preference shares, fully paid	233.9	**233.9**
Total contributed equity	868.3	**1,063.9**

Movements since June 30, 2001 in Burns, Philp & Company Limited ordinary shares, converting preference shares (CP Shares), share options (2003 Options) and the Debt Bonds issued by Burns Philp Treasury (Europe) BV have been as follows:

Ordinary Shares

	Number of shares	A$ million
Ordinary shares as of June 30, 2001	699,922,121	613.7
Exercise of 2003 Options	101,136,905	20.2
Conversion of CP Shares	1,626,966	0.5
Ordinary shares as of June 30, 2002	802,685,992	634.4
Exercise of 2003 options	977,970,706	195.6
Conversion of CP Shares	24,568	-
Ordinary shares as of June 30, 2003	1,780,681,266	830.0
Exercise of 2003 Options since year end	251,082,230	50.2
Conversion of CP Shares since year end	67,839	-
Ordinary Shares as of September 4, 2003	2,031,831,335	880.2

Holders of ordinary shares are entitled to receive dividends as declared from time to time and, at members' meetings, are entitled to one vote on a show of hands and one vote per share on a poll.

In the event of winding up of the Company, ordinary shareholders rank after secured and unsecured creditors and holders of the CP Shares (but only as to payment of any declared and unpaid dividend and the repayment of capital) and are fully entitled to the balance of any proceeds on liquidation.

NOTE 16. CONTRIBUTED EQUITY (CONTINUED)

Converting Preference Shares (CP Shares)

	Number of shares	A$ million
CP Shares as of June 30, 2001	-	-
CP Shares issued	799,022,733	239.7
CP Share issue costs	-	(5.3)
CP Shares converted into ordinary shares	(1,626,966)	(0.5)
CP Shares as of June 30, 2002	797,395,767	233.9
CP Shares converted into ordinary shares	(24,568)	-
CP Shares as of June 30, 2003	797,371,199	233.9
CP Shares converted into ordinary shares since year end	(67,839)	-
CP Shares as of September 4, 2003	797,303,360	233.9

Holders of CP Shares are entitled to receive, where there are profits available for the payment of dividends, a cumulative preferential dividend of 7.5% per annum based on the issue price of A$0.30, payable quarterly with no guarantee of franking. Each CP Share will convert (subject to takeover laws) into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of its issue date of August 13, 2001 (or, in certain limited circumstances, later). No further payment will be required by the holder on conversion of the CP Shares. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

Holders of CP Shares have the right to attend but no right to vote at members' meetings. In the event of winding up of the Company, CP shareholders rank after creditors but in priority to any other class of shares as to payment of any declared and unpaid dividend and the repayment of capital.

Guaranteed Subordinated Convertible Debt Bonds (Debt Bonds)

	Number of bonds	A$ million
Issued Debt Bonds as of June 30, 2001	20,000	197.4
Debt Bonds bought back and cancelled	(335)	(3.1)
Foreign currency fluctuation	-	(19.5)
Issued Debt Bonds as of June 30, 2002	19,665	174.8
Foreign currency fluctuation	-	6.3
Debt Bonds redeemed and cancelled	(19,665)	(181.1)
Issued Debt Bonds as of June 30, 2003	-	-

The Debt Bonds due 2004 were issued by Burns Philp Treasury (Europe) BV (BPTE), together with non detachable subordinated conversion bonds (Conversion Bonds) issued by Burns, Philp & Company Limited, on March 24, 1994.

On September 9, 2002, BPTE, after having given notice to the Trustee and holders of the Debt Bonds on August 1, 2002, redeemed all the outstanding Debt Bonds. Upon redemption of the Debt Bonds, the Debt Bonds and the attached Conversion Bonds were cancelled.

Share Options (2003 Options)

	Number of Options
Total number of 2003 Options Issued	1,500,000,000
2003 Options exercised as of June 30, 2002	(270,458,276)
2003 Options exercised during the current year	(977,970,706)
2003 Options as of June 30, 2003	251,571,018
2003 Options exercised since year end	(251,082,230)
2003 Options lapsed (as not exercised) since year end	(488,788)
2003 Options as of September 4, 2003	-

The terms of the 2003 Options were set out in a Notes Trust Deed dated August 11, 1998.

NOTE 16. CONTRIBUTED EQUITY (CONTINUED)

The main terms of the 2003 Options were as follows:

1	Issuer:	Burns, Philp & Company Limited.
2	Exercise Price:	A$0.20
3	Exercise Dates:	The holder could elect to exercise the 2003 Options in whole or in part (in multiples of 100 unless exercising all options held) at any time up until 5.00 pm on August 14, 2003. Any 2003 Options not exercised automatically lapsed.
4	Tradeability:	The 2003 Options were quoted on the ASX under code BPCO. ASX quotation of the 2003 Options ceased on August 7, 2003.
5	Ranking of shares issued on exercise of Options:	Ordinary shares issued on exercise of 2003 Options rank in all respects pari passu with the Company's issued ordinary shares.
6	Rights of Option holders to participate in any share issue or interest issue of the Company:	A holder of 2003 Options was entitled to participate in new issues of securities (other than issues of Bonus Shares as defined in the Notes Trust Deed) of Burns, Philp & Company Limited to holders of ordinary shares without exercising the 2003 Options.

New Zealand Subordinated Capital Notes

A controlled entity issued NZ$212.5 million of New Zealand Subordinated Notes (Capital Notes) during the current year which may, upon maturity and at the sole discretion of the issuer, be redeemed by Burns, Philp & Company Limited issuing ordinary shares for the face value of the Capital Notes (refer note 14 for further details).

Employee Share Plans

Employee share plans - still operate for employees in Australia, New Zealand, Indonesia and Malaysia. The structures of the plans vary depending on local legislative and taxation requirements, but in most locations interest free loans have been provided to enable employees to purchase up to 500 ordinary shares each. The last loans were provided in 1997 and there is no present intention to provide further loans.

Executive share plan – ordinary shares are held under this plan by executives. Interest free loans were provided to enable executives to purchase ordinary shares at market value. Entitlement was based on seniority. No ordinary shares were allotted to employees under this plan during the year. The plan was replaced by the incentive plan in 1992.

During the current year the shares of those members of the Employee and Executive share plans who were no longer employees were sold, with the proceeds of sale being applied to repay outstanding loans and any residual loan balances being forgiven.

The number of participants, ordinary shares and the value of outstanding loans under the Employee and Executive share plans as of June 30, 2003 were:

	Members	Ordinary Shares	Loans A$'000
Employee share plans	41	24,405	58.4
Executive share plan	2	28,900	51.3
	43	53,305	109.7

Goodman Fielder Employee Share Plan

All of the shares issued under to the Goodman Fielder Employee Share Plans (including the Long Term Incentive Plans) were acquired pursuant to the Burns Philp offer or compulsory acquisition.

Employee Share Option Plans

Incentive plan – Under an incentive plan available to executives worldwide prior to 1998, participants could purchase a specified number of options based on seniority. The exercise price of the options was based on the market price of the Company's ordinary shares at the time of issue of the options. During the current year no options were issued, no options were exercised and 69,950 options were forfeited on expiry on October 1, 2002. No options were on issue as of June 30, 2003 and there is no present intention to offer further options.

Goodman Fielder Employee Share Option Plans

All of the options issued under the Goodman Fielder Employee Share Option Plans were acquired pursuant to the Burns Philp offer or compulsory acquisition.

A$ million	2002	2003

NOTE 17. RESERVES

	2002	2003
Capital reserves		
Asset revaluation reserve	106.4	106.4
Other capital reserves	8.8	8.8
	115.2	115.2
Revenue reserve		
General reserve	18.1	18.1
Foreign currency translation reserve(a)	(292.5)	(367.7)
Total reserves	(159.2)	(234.4)

A$ million	2001	2002	2003
(a) Movements in foreign currency translation reserve were:			
Balance at beginning of year	(136.5)	(115.5)	(292.5)
Net foreign exchange translation gain/(loss) transferred directly to reserve:			
Controlled entities			
Net translation gain/(loss)	16.3	(200.3)	(54.7)
Related deferred income tax benefit/(expense)	-	26.9	(13.0)
Associates			
Net translation gain/(loss)	4.7	(3.6)	(7.5)
Balance at end of year	(115.5)	(292.5)	(367.7)

(b) Nature and purpose of reserves

Asset revaluation reserve

The asset revaluation reserve comprises the net revaluation increments and decrements arising in prior years from the revaluation of properties, identifiable intangibles and other financial assets. As a result of adopting the deemed cost election for these classes of asset on the application of AASB 1041 from July 1, 2000, the reserve balance is not available for future property, identifiable intangible or other financial asset write downs.

Foreign currency translation reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations and the translation of transactions that hedge the consolidated entity's net investment in foreign operations or the translation of foreign currency monetary items forming part of the net investment in self-sustaining operations, net of related income tax expense/benefit.

Other capital reserves and general reserve

The amounts standing to the credit of other capital reserves and the general reserve resulted from historical transactions. These balances are available for transfer into retained earnings.

A$ million	2001	2002	2003

NOTE 18. ACCUMULATED LOSSES

	2001	2002	2003
Accumulated losses at beginning of year	(467.3)	(378.8)	(248.5)
Net profit attributable to Burns, Philp & Company Limited shareholders	88.5	146.2	170.0
Dividends paid or payable - CP Shares(a)	-	(15.9)	(17.9)
Net increase in accumulated losses on initial adoption of Revised AASB 1028 "Employee Benefits" (refer note 1(v))	-	-	(0.3)
Accumulated losses at end of year	(378.8)	(248.5)	(96.7)

(a) Details of dividends paid or payable on CP Shares are:

	2001	2002	2003
2002			
Paid October 2, 2001 0.31438 cents per share (franked amount per share 0.31438 cents)	-	(2.5)	-
Paid December 31, 2001 0.55480 cents per share (franked amount per share 0.55480 cents)	-	(4.4)	-
Paid April 2, 2002 0.56710 cents per share (franked amount per share 0.07474 cents)	-	(4.6)	-
Provided June 30, 2002 and paid July 1, 2002 0.55480 cents per share (unfranked)	-	(4.4)	-
2003			
Paid September 30, 2002 0.56100 cents per share (unfranked)	-	-	(4.5)
Paid December 31, 2002 0.56710 cents per share (unfranked)	-	-	(4.5)
Paid March 31, 2003 0.55480 cents per share (unfranked)	-	-	(4.4)
Paid June 30, 2003 0.56100 cents per share (unfranked)	-	-	(4.5)
	-	(15.9)	(17.9)

NOTE 19. OUTSIDE EQUITY INTERESTS

	2001	2002	2003
Outside equity interests in controlled entities comprise:			
Interest in retained profits at beginning of year	3.6	4.2	6.4
Interest in retained earnings of partly owned controlled entities of Goodman Fielder Limited at March 19, 2003	-	-	2.0
Interest in profit from ordinary activities after related income tax expense	2.0	3.3	4.3
Interest in dividends paid	(1.4)	(1.1)	(1.0)
Interest in retained profits at end of year	4.2	6.4	11.7
Interest in contributed equity	13.3	13.9	18.8
Interest in reserves	7.7	(1.4)	(5.0)
Total outside equity interests	25.2	18.9	25.5

A$ million	2001	2002	2003
NOTE 20. TOTAL EQUITY			
Total equity at beginning of year	129.6	277.9	**479.5**
Total changes in equity attributable to Burns, Philp & Company Limited shareholders recognized in the statements of financial performance	109.5	(30.8)	**94.5**
Transactions with Burns, Philp & Company Limited shareholders as owners:			
Contributions of equity (refer note 16)	32.2	254.6	**195.6**
Dividends paid or payable - CP Shares	-	(15.9)	**(17.9)**
Total changes in outside equity interests	6.6	(6.3)	**6.6**
Total equity at end of year	277.9	479.5	**758.3**

NOTE 21. COMMITMENTS

	2002	2003
Capital expenditure commitments		
Capital expenditure contracted for at balance date but not provided for:		
Payable within 1 year	12.3	**16.1**
Operating lease commitments(a)		
Aggregate amount contracted for at balance date but not provided for:		
Payable within 1 year	6.1	**25.0**
Payable between 1 and 2 years	5.2	**18.1**
Payable between 2 and 3 years	3.6	**8.0**
Payable between 3 and 4 years	2.5	**7.1**
Payable between 4 and 5 years	2.1	**6.4**
Payable after 5 years	14.6	**7.0**
Total operating lease commitments	34.1	**71.6**

(a) The consolidated entity leases property and motor vehicles under non-cancellable operating leases expiring from 1 to 20 years. Property leases generally provide the consolidated entity with a right of renewal at which time all terms are renegotiated. Property lease payments may comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in consumer prices indices or operating criteria.

NOTE 22. CONTINGENT LIABILITIES

(a) The consolidated entity is subject to litigation in the ordinary course of operations for which a provision of A$26.9 million has been recognized in the consolidated financial statements as of June 30, 2003 (refer note 15). The consolidated entity does not believe that it is engaged in any other legal proceedings for which provisions have not been made which would be likely to have a material affect on its business, financial position or results of operations.

(b) As part of the security arrangements entered into with the consolidated entity's financiers (refer note 14(d) for further details), Burns, Philp & Company Limited has entered into a Deed of Guarantee and Indemnity whereby it (and certain controlled entities) have guaranteed payment of amounts owing under certain financing documents. The total amount owing by its controlled entities was A$1,655.5 million as of June 30, 2002 and A$2,992.6 million as of June 30, 2003.

(c) On January 8, 2003, Goodman Fielder advised in an ASX announcement of recent correspondence from the Australian Taxation Office (ATO). On December 24, 2002, the ATO advised Goodman Fielder that it had determined that Part IVA of the Australian Income Tax Assessment Act 1936 applied to arrangements concerning a financial facility entered into in 1990. On March 26, 2003, Goodman Fielder announced to the ASX that the ATO had issued amended assessments in respect of the matter, which imposed additional income tax, penalties and interest of approximately A$126.5 million. A tentative arrangement has been made with the ATO to settle the matter for A$53.0 million in tax and penalties subject to final agreement between the parties. A$20.0 million was paid in cash on June 4, 2003 and A$33.0 million has been provided as of June 30, 2003.

(d) The Company and certain of its wholly owned controlled entities identified in note 29 have entered into a Deed of Cross Guarantee. The effect of the Deed is that the Company guarantees to each creditor payment in full of any debt in the event of winding up of any of the controlled entities under certain provisions of the Corporations Act 2001. If a winding up occurs under other provisions of the Law, the Company will only be liable in the event that after six months any creditor has not been paid in full. The controlled entities have also given similar guarantees in the event that the Company is wound up.

NOTE 22. CONTINGENT LIABILITIES (CONTINUED)

Consolidated statements of financial performance for the years ended June 30, 2001, 2002 and 2003 and consolidated statements of financial position as of June 30, 2002 and 2003, comprising the Company and controlled entities which are parties to the Deed, after eliminating all transactions between parties to the Deed of Cross Guarantee, are set out below.

A$ million	2001	2002	2003
Statements of Financial Performance			
Profit from ordinary activities before income tax benefit/(expense)	92.5	24.2	101.3
Income tax benefit/(expense) relating to profit from ordinary activities	(2.6)	2.3	3.1
Profit from ordinary activities after related income tax benefit/(expense)	89.9	26.5	104.4
Statements of Financial Position			
Cash assets		23.5	32.4
Receivables		142.3	456.6
Inventories		3.5	2.3
Other assets		3.0	29.9
Total current assets		172.3	521.2
Investments		712.6	2,877.5
Property, plant and equipment		19.0	17.6
Intangible assets		9.4	9.2
Other assets		20.6	71.2
Total non current assets		761.6	2,975.5
Total assets		933.9	3,496.7
Payables		314.6	443.1
Interest bearing liabilities		-	90.0
Provisions		11.4	3.2
Total current liabilities		326.0	536.3
Interest bearing liabilities		-	2,173.7
Provisions		0.9	1.0
Total non current liabilities		0.9	2,174.7
Total liabilities		326.9	2,711.0
Net assets		607.0	785.7
Contributed equity		868.3	1,063.9
Reserves and accumulated losses		(261.3)	(278.2)
Total equity		607.0	785.7

NOTE 23: SEGMENT INFORMATION

Business and geographic segments

The Group's business segments are identified based on the nature of the products provided and services rendered. The Group also operates in four main geographic regions. The Directors selected these segments for internal reporting purposes and have organized the enterprise around these products and services and geographic areas.

Changes in business segments

Following the acquisition of Goodman Fielder in March 2003, the group now operates in four business segments with additional activity segmented in Other and Corporate. During the current year, the Terminals and Vinegar businesses, previously separately reported as business segments, were sold. Business segment information in respect of these two businesses has now been included in Other in respect of each of the years ended June 30, 2001, 2002 and 2003.

Business segment	Geographic segment	Products and services
Yeast/Bakery	North America Latin America Europe Asia Pacific	Bakers' yeast and bakers' ingredients – industrial and consumer yeast, yeast extracts and bakery ingredients
Herbs and Spices	North America Asia Pacific	Sourcing, grinding, blending, packaging and distribution of herbs and spices
Goodman Fielder Australia	Asia Pacific	Packaged bread and other baked goods, breakfast cereals, nutritious snacks, cake mixes, branded flour, margarine, mayonnaise, dressings and spreads
Goodman Fielder New Zealand	Asia Pacific	Salty and nutritious snacks, spreads and oils, loaf bread, baked goods, frozen meals and flour
Other	Asia Pacific	Mainly flour, processed chicken, margarine, ice cream and snack foods*
	Asia Pacific North America	Bulk liquid storage** Industrial vinegar**
Corporate/T&D	North America Europe Asia Pacific	Administration and technology and development

* Mainly represented by Goodman Fielder's businesses in the South Pacific and Asia.

** The Australasian Terminals (bulk liquid storage) and the North American Industrial Vinegar businesses were sold during the current year. Refer notes 3(b) and 24 for further details.

Major customers

No single customer represented 10% or more of the Group's consolidated revenue in any of the years ended June 30, 2001, 2002 and 2003.

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment (continued)

A$ million	Yeast/Bakery North America *	Yeast/Bakery Latin America	Yeast/Bakery Europe	Yeast/Bakery Asia Pacific	Yeast/Bakery Total	Herbs & Spices *	Goodman Fielder Australia	Goodman Fielder New Zealand	Other *	Corporate / T&D	Consolidated Total
2001											
Revenue											
External segment revenue from sale of goods and rendering of services**	340.7	223.8	144.7	135.8	845.0	387.4	-	-	124.3	-	1,356.7
Proceeds from sales of businesses and property											15.3
Interest revenue											13.0
Other unallocated revenue											3.6
Total revenue from ordinary activities											1,388.6
Result											
Segment result	69.1	19.5	26.9	18.7	134.2	33.3	-	-	21.0	(15.5)	173.0
Share of net profits of associates	-	2.0	5.7	4.7	12.4	-	-	-	-	-	12.4
EBIT	69.1	21.5	32.6	23.4	146.6	33.3	-	-	21.0	(15.5)	185.4
Net interest expense											(82.8)
Profit from ordinary activities before income tax											102.6
Income tax (expense)											(12.1)
Profit from ordinary activities after income tax											90.5
Outside equity interests											(2.0)
Net profit											88.5
Included in the segment result above were:											
Depreciation and amortization (excluding prepaid slotting allowances)	(24.0)	(15.4)	(10.3)	(8.4)	(58.1)	(8.0)	-	-	(10.0)	(0.4)	(76.5)
Amortization of prepaid slotting allowances	-	-	-	-	-	(24.2)	-	-	-	-	(24.2)
Net expense from movements in provisions	(3.3)	(1.3)	(0.6)	(2.4)	(7.6)	(8.1)	-	-	(4.2)	3.0	(16.9)
Acquisitions of non current assets during year	29.5	20.2	14.4	14.1	78.2	3.5	-	-	7.1	-	88.8

* Refer to note 1(j) for details regarding a reclassification of revenues.
** There were no significant inter-segment sales.

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment (continued)

A$ million	Yeast/Bakery					Herbs & Spices *	Goodman Fielder		Other *	Corporate/ T&D	Consolidated Total
	North America *	Latin America	Europe	Asia Pacific	Total		Australia	New Zealand			
2002											
Revenue											
External segment revenue from sale of goods and rendering of services**	349.7	167.4	163.5	142.3	822.9	381.9	-	-	117.9	-	1,322.7
Proceeds from sales of businesses and property											2.3
Interest revenue											7.0
Other unallocated revenue											4.1
Total revenue from ordinary activities											1,336.1
Result											
Segment result	58.4	25.1	29.4	20.2	133.1	44.6	-	-	18.9	(19.9)	176.7
Share of net profits of associates	-	2.0	4.4	3.7	10.1	-	-	-	-	-	10.1
EBIT	58.4	27.1	33.8	23.9	143.2	44.6	-	-	18.9	(19.9)	186.8
Net interest expense											(65.9)
Profit from ordinary activities before income tax											120.9
Income tax benefit											28.6
Profit from ordinary activities after income tax											149.5
Outside equity interests											(3.3)
Net profit											146.2
Included in the segment result above were:											
Depreciation and amortization (excluding prepaid slotting allowances)	(22.1)	(12.1)	(11.4)	(8.4)	(54.0)	(7.5)	-	-	(10.4)	(0.6)	(72.5)
Amortization of prepaid slotting allowances	-	-	-	-	-	(32.5)	-	-	-	-	(32.5)
Net expense from movements in provisions***	(3.0)	(3.6)	(2.2)	(2.7)	(11.5)	(4.5)	-	-	(4.7)	(3.9)	(24.6)
Individually significant items											
- Provision for Oakland closure costs	(25.1)	-	-	-	(25.1)	-	-	-	-	-	(25.1)
- Provision for amounts due from Kmart USA	-	-	-	-	-	(10.1)	-	-	-	-	(10.1)
Assets											
Segment assets	389.8	135.3	222.4	206.9	954.4	229.3	-	-	141.0	71.5	1,396.2
Equity accounted investments	-	10.9	25.3	22.4	58.6	-	-	-	-	-	58.6
Unallocated assets											909.7
Consolidated total assets	389.8	146.2	247.7	229.3	1,013.0	229.3	-	-	141.0	71.5	2,364.5
Liabilities											
Segment liabilities	50.5	16.8	44.7	25.5	137.5	32.9	-	-	15.6	18.1	204.1
Unallocated liabilities											1,680.9
Consolidated total liabilities	50.5	16.8	44.7	25.5	137.5	32.9	-	-	15.6	18.1	1,885.0
Acquisitions of non current assets during the year	8.4	24.7	11.1	18.0	62.2	11.1	-	-	11.9	0.1	85.3

* Refer to note 1(j) for details regarding a reclassification of revenues.
** There were no significant inter-segment sales.
*** Excluding individually significant items.

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Primary reporting by business segment

A$ million	Yeast/Bakery North America	Yeast/Bakery Latin America	Yeast/Bakery Europe	Yeast/Bakery Asia Pacific	Yeast/Bakery Total	Herbs & Spices	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Corporate/ T&D	Consolidated Total
2003											
Revenue											
External segment revenue from sale of goods and rendering of services*	305.0	191.4	163.7	143.7	803.8	348.4	464.9	161.8	108.3	-	1,887.2
Proceeds from sales of businesses and property											193.1
Interest revenue											18.0
Unrealized foreign currency gain											139.1
Other unallocated revenue											4.0
Total revenue from ordinary activities											2,241.4
Result											
Segment result	72.8	7.8	25.1	33.0	138.7	58.2	(19.6)	8.2	3.9	139.2	328.6
Share of net profits of associates	-	1.6	5.6	3.8	11.0	-	0.1	-	-	-	11.1
EBIT	72.8	9.4	30.7	36.8	149.7	58.2	(19.5)	8.2	3.9	139.2	339.7
Net interest expense											(156.8)
Profit from ordinary activities before income tax											182.9
Income tax (expense)											(8.6)
Profit from ordinary activities after income tax											174.3
Outside equity interests											(4.3)
Net profit											170.0
Included in the segment result above were:											
Depreciation and amortization (excluding prepaid slotting allowances)	(17.1)	(13.0)	(13.1)	(9.0)	(52.2)	(6.6)	(30.1)	(10.9)	(6.9)	(1.6)	(108.3)
Amortization of prepaid slotting allowances	-	-	-	-	-	(23.4)	-	-	-	-	(23.4)
Net expense from movements in provisions**	(3.9)	(2.9)	(2.7)	-	(9.5)	(4.0)	(27.7)	-	(1.5)	(7.4)	(50.1)
Individually significant items											
- Gain on sale of terminals business in Australasia	-	-	-	-	-	-	-	-	-	40.7	40.7
- Gain on sale of vinegar business in North America	-	-	-	-	-	-	-	-	-	10.9	10.9
- Gain on sale of South Yarra property	-	-	-	6.6	6.6	-	-	-	-	-	6.6
- Deferred borrowing costs written off	-	-	-	-	-	-	-	-	-	(32.6)	(32.6)
- Unrealized foreign currency gain	-	-	-	-	-	-	-	-	-	139.1	139.1
- Provisions for restructuring of new businesses	-	(3.3)	-	-	(3.3)	-	(36.6)	(8.3)	(3.8)	-	(52.0)
Assets											
Segment assets	309.8	337.8	209.6	189.1	1,046.3	177.0	1,907.0	846.9	318.2	155.0	4,450.4
Equity accounted investments	-	9.6	20.1	19.4	49.1	-	4.5	-	-	-	53.6
Unallocated assets											100.1
Consolidated total assets	309.8	347.4	229.7	208.5	1,095.4	177.0	1,911.5	846.9	318.2	155.0	4,604.1
Liabilities											
Segment liabilities	32.9	30.6	40.3	22.9	126.7	24.1	304.6	74.2	32.8	242.0	804.4
Unallocated liabilities											3,041.4
Consolidated total liabilities	32.9	30.6	40.3	22.9	126.7	24.1	304.6	74.2	32.8	242.0	3,845.8
Acquisitions of non current assets during the year	8.8	13.1	6.9	12.2	41.0	4.1	22.2	7.6	4.5	0.8	80.2

* There were no significant inter-segment sales.
** Excluding individually significant items.

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Secondary reporting by geographical segment

A$ million	North America *	Latin America	Europe	Asia Pacific	Consolidated Total
2001					
Revenue					
External segment revenue from sale of goods and rendering of services**	817.0	223.8	144.7	171.2	1,356.7
Proceeds from sales of businesses and property					15.3
Interest revenue					13.0
Other unallocated revenue					3.6
Total revenue from ordinary activities					1,388.6
Result					
Segment result	103.0	19.4	27.9	22.7	173.0
Share of net profits of associates	-	2.1	5.7	4.6	12.4
EBIT	103.0	21.5	33.6	27.3	185.4
Acquisition of non current assets during the year	36.5	20.2	14.4	17.7	88.8
2002					
Revenue					
External segment revenue from sale of goods and rendering of services**	816.2	167.4	163.5	175.6	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1
Total revenue from ordinary activities					1,336.1
Result					
Segment result	108.6	25.1	29.9	13.1	176.7
Share of net profits of associates	-	2.0	4.4	3.7	10.1
EBIT	108.6	27.1	34.3	16.8	186.8
Assets					
Segment assets	722.6	135.3	229.9	308.4	1,396.2
Equity accounted investments	-	10.9	25.3	22.4	58.6
Unallocated assets					909.7
Consolidated total assets	722.6	146.2	255.2	330.8	2,364.5
Acquisitions of non current assets during the year	25.8	24.7	11.1	23.7	85.3
2003					
Revenue					
External segment revenue from sale of goods and rendering of services**	678.9	191.4	163.7	853.2	1,887.2
Proceeds from sales of businesses and property					193.1
Interest revenue					18.0
Unrealized foreign currency gain					139.1
Other unallocated revenue					4.0
Total revenue from ordinary activities					2,241.4
Result					
Segment result	141.2	7.8	24.3	155.3	328.6
Share of net profits of associates	-	1.6	5.6	3.9	11.1
EBIT	141.2	9.4	29.9	159.2	339.7
Assets					
Segment assets	517.1	337.8	215.3	3,380.2	4,450.4
Equity accounted investments	-	9.6	20.1	23.9	53.6
Unallocated assets					100.1
Consolidated total assets	517.1	347.4	235.4	3,404.1	4,604.1
Acquisitions of non current assets during the year	13.3	13.1	6.9	46.9	80.2

* Refer to note 1(j) for details regarding a reclassification of revenues in 2001 and 2002.
** There were no significant inter-segment sales.

NOTE 23. SEGMENT INFORMATION (CONTINUED)

Additional geographical segment information by country

A$ million	United States *	Australia	New Zealand	Other Countries	Consolidated Total
2001					
Revenue					
External segment revenue from sale of goods and rendering of services**	746.6	51.6	16.2	542.3	1,356.7
Proceeds from sales of businesses and property					15.3
Interest revenue					13.0
Other unallocated revenue					3.6
Total revenue from ordinary activities					1,388.6
2002					
Revenue					
External segment revenue from sale of goods and rendering of services**	758.6	50.3	17.0	496.8	1,322.7
Proceeds from sales of businesses and property					2.3
Interest revenue					7.0
Other unallocated revenue					4.1
Total revenue from ordinary activities					1,336.1
Long-lived assets					
Property, plant and equipment	201.8	57.2	12.1	306.1	577.2
Intangibles (net)	180.7	9.4	3.0	126.3	319.4
Total long-lived assets	382.5	66.6	15.1	432.4	896.6
2003					
Revenue					
External segment revenue from sale of goods and rendering of services**	**629.5**	**507.9**	**181.9**	**567.9**	**1,887.2**
Proceeds from sales of businesses and property					**193.1**
Interest revenue					**18.0**
Unrealized foreign currency gain					**139.1**
Other unallocated revenue					**4.0**
Total revenue from ordinary activities					**2,241.4**
Long-lived assets					
Property, plant and equipment	**119.6**	**445.6**	**187.4**	**362.3**	**1,114.9**
Intangibles (net)	**139.0**	**1,401.2**	**444.5**	**280.6**	**2,265.3**
Total long-lived assets	**258.6**	**1,846.8**	**631.9**	**642.9**	**3,380.2**

* Refer to note 1(j) for details regarding a reclassification of revenues in 2001 and 2002.
** There were no significant inter-segment sales.

NOTE 24. DISCONTINUED OPERATIONS

Terminals and Vinegar business segments

On April 18, 2002 the Board announced its plan to sell the Australasian Terminals business and the North American Industrial Vinegar business. The sales of these businesses were completed in the current year.

Gains of A$40.7 million (Australasian Terminals business) and A$10.9 million (North American Industrial Vinegar business) on the sales of these businesses have been brought to account in the current year's consolidated profit (refer note 3(b) for further details). These businesses have been included in Other businesses in the reporting by business segment in note 23 up until the date of sale. Additional financial information in respect of these businesses is set out below:

A$ million	Terminals 2001	Terminals 2002	Terminals 2003	Vinegar 2001	Vinegar 2002	Vinegar 2003
Financial performance information for the year ended June 30						
Revenue from ordinary activities	31.3	31.0	**7.0**	89.6	84.8	**25.5**
Expenses from ordinary activities	(20.1)	(23.1)	**(5.4)**	(80.1)	(73.9)	**(21.8)**
Segment result (EBIT)	11.2	7.9	**1.6**	9.5	10.9	**3.7**
Net interest revenue	-	0.1	**-**	0.1	0.1	**0.1**
Profit from ordinary activities before income tax	11.2	8.0	**1.6**	9.6	11.0	**3.8**
Income tax expense	(0.6)	(0.6)	**(0.1)**	-	-	**-**
Net profit	10.6	7.4	**1.5**	9.6	11.0	**3.8**
Financial position information as of June 30						
Total assets		54.3	**-**		83.9	**-**
Total liabilities		9.4	**-**		7.3	**-**
Net assets		44.9	**-**		76.6	**-**
Cash flow information for the year ended June 30						
Net cash provided by operating activities	17.6	11.8	**0.8**	13.2	14.6	**6.3**
Net cash (used in) investing activities	(3.3)	(5.4)	**(2.2)**	(3.5)	(6.3)	**(0.4)**
Net (decrease)/increase in cash held	14.3	6.4	**(1.4)**	9.7	8.3	**5.9**

NOTE 25. EARNINGS PER SHARE

Classification of securities as ordinary shares

The following securities have been classified as ordinary shares and included in basic and diluted earnings per share:

(a) ordinary shares

Classification of securities as potential ordinary shares

The following securities have been classified as potential ordinary shares and included in diluted earnings per share only:

(a) 2003 Options outstanding (refer note 16 for further details)

(b) CP Shares (refer note 16 for further details)

Earnings reconciliation

A$ million	2001	2002	2003
Net profit	90.5	149.5	174.3
Net profit attributable to outside equity interests	(2.0)	(3.3)	(4.3)
	88.5	146.2	170.0
Less: CP Shares dividends	-	(15.9)	(17.9)
Basic earnings	88.5	130.3	152.1
Add: CP Shares dividends	-	15.9	17.9
Diluted earnings	88.5	146.2	170.0
Basic earnings comprise:			
Continuing operations	68.3	111.9	95.2
Discontinued operations(a)	20.2	18.4	56.9
	88.5	130.3	152.1
Diluted earnings comprise:			
Continuing operations	68.3	127.8	113.1
Discontinued operations(a)	20.2	18.4	56.9
	88.5	146.2	170.0

Weighted average number of shares used as the denominator

Shares (million)	2001	2002	2003
Number for basic earnings per share(b)	648.6	751.2	1,056.5
Adjust for:			
Effect of 2003 Options(c)	826.0	850.7	637.2
Effect of CP Shares	-	701.4	797.4
Number for diluted earnings per share	1,474.6	2,303.3	2,491.1

(a) Earnings for the current year include an A$10.9 million gain on sale of the North American Industrial Vinegar business and an A$40.7 million gain on sale of the Australasian Terminals business (refer note 3(b) for further details).

(b) From July 1, 2003 to September 4, 2003, 251,082,230 2003 Options and 67,839 CP Shares were converted to ordinary shares. These shares have not been included in the calculation of basic EPS as of June 30, 2003.

(c) During the years ended June 30, 2001, 2002 and 2003, 161.1 million, 101.1 million and 978.0 million of 2003 Options, respectively, were converted to ordinary shares. The diluted EPS calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included was 35.6 million in 2001, 33.9 million in 2002 and 472.9 million in 2003.

Balance at end of year		
Ordinary shares acquired since year end		36,652,583
Balance at September 4, 2003		1,095,790,492
CP Shares		
Balance at beginning of year	-	538,376,663
CP Shares acquired during the year	538,376,663	281,350
Balance at end of year	538,376,663	538,658,013
CP Shares acquired since year end		25,000
Balance at September 4, 2003		538,683,013
2003 Options		
Balance at beginning of year	987,033,586	987,033,586
2003 Options acquired during the year	-	1,253,686
2003 Options exercised during the year	-	(951,634,689)
Balance at end of year	987,033,586	36,652,583
2003 Options exercised since year end		(36,652,583)
Balance at September 4, 2003		-

Other director and director related entities' transactions

G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is chief financial officer of Rank. The Company paid to Rank A$1,542,000, A$1,349,000 and A$1,816,000 for the years ended June 30, 2001, 2002 and 2003, respectively, in reimbursement of salaries and expenses of employees of Rank who performed services for the Company during those years.

Mr Hart is also a director of, and through Rank owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. A subsidiary of the Company, Goodman Fielder New Zealand Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms' length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ$6 million per year.

A$ million	2002	2003
NOTE 26. RELATED PARTIES		
Amounts receivable from related parties		
Current:		
Associates	1.8	5.9
Amounts payable to related parties		
Current:		
Associates	0.3	0.3

Directors and director related entities

The names of persons who held the office of Director of Burns, Philp & Company Limited during the year are: A G McGregor, M D I Burrows, T J Degnan, G R Hart, B M Murray and F W Smith.

Information on the remuneration of Directors is disclosed in note 28.

Directors' loans

At June 30, 2002 and 2003, loans to directors of certain controlled entities amounted to A$3,771 and A$1,650, respectively. Loan repayments of A$2,563 and A$2,121 were received from directors during the years ended June 30, 2002 and 2003, respectively. Interest payments of A$382 and A$318 were also received in relation to directors' loans during the years ended June 30, 2002 and 2003, respectively.

Directors' and director related entities' holdings of shares and share options

Details of Directors' and director related entities' ordinary share, converting preference share and option holdings in Burns, Philp & Company Limited at the reporting date and details of movements in these holdings during the period are set out below. In respect of these holdings, dividends are payable to Directors and director related entities on the same terms and conditions as other shareholders.

Number of Ordinary Shares, CP Shares and 2003 Options	2002	2003
Ordinary Shares		
Balance at beginning of year	107,480,720	107,480,720
Ordinary shares acquired during the year	-	951,657,189
Balance at end of year	107,480,720	1,059,137,909
Ordinary shares acquired since year end		36,652,583
Balance at September 4, 2003		1,095,790,492
CP Shares		
Balance at beginning of year	-	538,376,663
CP Shares acquired during the year	538,376,663	281,350
Balance at end of year	538,376,663	538,658,013
CP Shares acquired since year end		25,000
Balance at September 4, 2003		538,683,013
2003 Options		
Balance at beginning of year	987,033,586	987,033,586
2003 Options acquired during the year	-	1,253,686
2003 Options exercised during the year	-	(951,634,689)
Balance at end of year	987,033,586	36,652,583
2003 Options exercised since year end		(36,652,583)
Balance at September 4, 2003		-

Other director and director related entities' transactions

G R Hart is managing director and substantial shareholder of Rank Group Limited (Rank) and B M Murray is chief financial officer of Rank. The Company paid to Rank A$1,542,000, A$1,349,000 and A$1,816,000 for the years ended June 30, 2001, 2002 and 2003, respectively, in reimbursement of salaries and expenses of employees of Rank who performed services for the Company during those years.

Mr Hart is also a director of, and through Rank owns 100% of New Zealand Dairy Foods Holdings Limited and New Zealand Dairy Foods Limited, a consumer foods group supplying a range of dairy products. A subsidiary of the Company, Goodman Fielder New Zealand Limited, packages certain products for New Zealand Dairy Foods Limited. The terms of that arrangement were negotiated on arms' length terms. This arrangement was entered into in August 2003. The value of the work performed and invoiced is approximately NZ$6 million per year.

Each of the Directors of Burns, Philp & Company Limited, other than B M Murray, holds ordinary shares and CP Shares at the date of this report as detailed in the table above. Each of the Directors, other than B M Murray, will participate in benefits which they are entitled to receive as a result of holding the ordinary shares and CP Shares in accordance with their relevant terms of issue.

From time to time Directors of the Company, directors of its controlled entities, or director related entities, may purchase goods from the consolidated entity. These purchases are on the same terms and conditions as the consolidated entity's employees or customers and are trivial in nature.

Controlled entities

Information relating to controlled entities is set out in note 29.

Loans are provided to controlled entities at annual interest rates varying from 0% to commercial rates.

Details of dividends and interest transactions between Burns, Philp & Company Limited and its controlled entities are set out in note 2.

Associates

Information relating to investments in and dividends received from associates is set out in note 9.

Superannuation plans

Information relating to superannuation and pension plans is set out in note 27.

Materiality

In accordance with AASB 1017 Related Party Disclosures, all transactions with directors and director related entities have been disclosed. However, in respect of other related parties, only material transactions have been disclosed.

NOTE 27. SUPERANNUATION PLANS

The consolidated entity sponsored 4 defined contribution and 5 defined benefit employee superannuation plans as of June 30, 2001 and 2002, and 4 defined contribution and 7 defined benefit employee superannuation plans as of June 30, 2003.

Superannuation plans have not been extended to some overseas controlled entities where there are suitable national plans available. In Australia and New Zealand, Burns Philp's employees, other than Goodman Fielder employees, are covered by defined contribution plans not sponsored by the consolidated entity.

Details of plans sponsored by the consolidated entity are set out below:

Country	Fund	Benefit Type	Date of Last Actuarial Valuation
Australia	Goodman Fielder Superannuation Fund	Defined Benefit	June 30, 2000*
Canada	Burns Philp Food Limited Retirement Savings Plan for Salaried Employees	Accumulation	Not required
Canada	Burns Philp Food Limited Retirement Savings Plan for Hourly Employees	Accumulation	Not required
Germany	Fürsorgeverein der Deutsche Hefewerke GmbH e.V.	Defined Benefit (Pension)	June 30, 2003
New Zealand	Goodman Fielder (NZ) Retirement Plan	Defined Benefit	March 31, 2002*
USA	Burns Philp Inc. Retirement Plan for Bargaining Unit Employees	Defined Benefit (Pension)	June 30, 2003
USA	Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees	Defined Benefit (Pension)	June 30, 2003
USA	Burns Philp Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Savings Plan	Accumulation	Not required
USA	Tone Brothers, Inc. Plan	Defined Benefit (Lump Sum)	June 30, 2003
USA	Tone Brothers, Inc. Non Bargaining Retirement Plan	Defined Benefit (Lump Sum)	June 30, 2003

* While the last full actuarial valuations were carried out on these dates, information disclosed in this note has been based on actuarial reviews carried out as of March 31, 2003 (Goodman Fielder (NZ) Retirement Plan) and June 30, 2003 (Goodman Fielder Superannuation Fund).

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	~~**0011**~~ **1 202 942 9624** / 670362
From:	**HELEN GOLDING – Company Secretary**
Date:	**30 December 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**243 pages (including cover sheet)**

Annual Financial Information Provided to Noteholders

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

I am sending you first part from pg 1 to pg 60. that total of 63pgs you must recieve (second part) From pgs 61 - 121. that a total 61 pages you must recieve. (Thridpart) from pgs 122 - 172 that a total of 51 pgs you must recieve

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Plan benefits consist of either cash accumulation plans with defined contribution levels or defined benefit plans with a retirement benefit based on years of service and final average salary.

In the case of defined benefit plans, employer contributions are based on the advice of the plans' actuaries. Employee contributions are based on various percentages of their gross salaries. After serving a qualifying period, all employees are entitled to benefits on retirement, disability or death.

Employer contributions to defined benefit plans were A$5.8 million, A$6.7 million and A$11.6 million during the years ended June 30, 2001, 2002 and 2003.

Employer contributions to defined contribution plans were A$2.8 million, A$2.4 million and A$1.9 million during the years ended June 30, 2001, 2002 and 2003.

The accrued benefits, plan assets at net market value and vested benefits of the defined benefit plans based on the most recent financial statements of the plans are set out in the table below. Accrued benefits are benefits which the plans are presently obliged to pay at some future date, as a result of membership of the plans. Vested benefits are benefits which are not conditional upon the continued membership of the plans or any factor, other than resignation from the plans.

The Directors, based on the advice of the trustees of the defined benefit plans, are not aware of any changes in circumstances since the date of the most recent financial statements of the plans which would have a material impact on the overall financial position of the plans.

Defined Benefit Plans

	Accrued Benefits		Plan Assets at Net Market Value		Excess (Deficit)		Vested Benefits	
A$ million	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**
Goodman Fielder Superannuation Fund(c)	-	**258.9**	-	**258.9**	-	-	-	258.9
Fürsorgeverein der Deutsche Hefewerke GmbH e.V.(a)(d)	19.2	**20.6**	2.5	**1.8**	(16.7)	**(18.8)**	17.6	**18.6**
Goodman Fielder (NZ) Retirement Plan(a)(c)	-	**44.1**	-	**36.4**	-	(7.7)	-	**43.2**
Burns Philp Inc. Retirement Plan for Bargaining Unit Employees(a)(d)	5.6	**5.5**	4.1	**3.4**	(1.5)	**(2.1)**	5.5	**5.5**
Burns Philp Inc. Retirement Plan for Non Bargaining Unit Employees(a)(d)	28.7	**24.3**	16.8	**12.0**	(11.9)	**(12.3)**	22.6	**19.6**
Tone Brothers, Inc. Plan(d)	7.4	**8.1**	9.8	**9.0**	2.4	**0.9**	7.0	**7.7**
Tone Brothers, Inc. Non Bargaining Retirement Plan(a)(d)	7.5	**7.3**	5.0	**5.1**	(2.5)	**(2.2)**	4.0	**4.0**
Burns Philp (UK) Pension Plan (b)(d)	-	-	0.2	**0.2**	0.2	**0.2**	-	-

(a) Adequate provision has been made in the consolidated financial statements for the deficit.

(b) All members are now covered by a private pension arrangement and the plan is in the process of being wound up.

(c) Details as of March 31, 2003 for the Goodman Fielder (NZ) Retirement Plan and June 30, 2003 for the Goodman Fielder Superannuation Fund.

(d) Details as of June 30 in each year.

NOTE 28. DIRECTORS' AND EXECUTIVES' REMUNERATION

Directors' income

A$ thousand	2001	2002	2003 **
Total income paid or payable, or otherwise made available to all Directors of the Company and to all Directors of the Company and directors of controlled entities from the Company or any related party*	16,650	17,549	**33,170**

* The maximum amount of fees payable to non executive Directors of Burns, Philp & Company Limited, in aggregate, is A$450,000 (exclusive of retirement payments). This was approved at the 1993 Annual General Meeting. For the year to June 30, 2003, the basic fee paid to a non executive Director was A$60,000, except for the Deputy Chairman who was not paid a fee. The Chairman was paid three times the basic fee, i.e., A$180,000, plus statutory superannuation contribution.

** This amount includes payments to directors of the Goodman Fielder group (including termination payments) for the period March 19, 2003 to June 30, 2003.

Executives' remuneration

The remuneration of executives who work wholly or mainly outside Australia are not included in this disclosure. Executive officers are those officers involved in the strategic direction, general management or control of business at a Company or operating division level.

The number of executive officers of the Company and of controlled entities, whose remuneration from the Company or related parties and from entities in the consolidated Group exceeded A$100,000, is set out below together with details of the bands in which their remuneration fall.

Number of Australian Executives			2001	2002	2003
100	-	110	-	-	**3**
110	-	120	-	1	**1**
140	-	150	1	-	**-**
150	-	160	-	1	**-**
160	-	170	1	-	**-**
170	-	180	-	-	**1**
180	-	190	-	-	**2**
190	-	200	-	1	**-**
200	-	210	-	-	**2**
210	-	220	1	-	**-**
220	-	230	1	1	**-**
230	-	240	1	-	**-**
240	-	250	1	-	**2**
250	-	260	-	1	**1**
260	-	270	-	-	**2**
280	-	290	-	1	**-**
310	-	320	2	-	**-**
320	-	330	-	-	**1**
340	-	350	-	1	**-**
370	-	380	-	1	**-**
390	-	400	-	-	**1**
400	-	410	-	-	**1**
410	-	420	1	-	**-**
470	-	480	-	1	**1**
480	-	490	-	-	**1**
510	-	520	-	-	**1**
530	-	540	-	-	**1**
790	-	800	1	-	**-**
960	-	970	-	-	**1**
990	-	1,000	-	-	**1**
1,090	-	1,100	-	-	**1**
1,380	-	1,390	-	-	**1**
1,520	-	1,530	-	-	**1**
2,730	-	2,740	-	-	**1**
2,800	-	2,810	-	-	**1**
3,010	-	3,020	1	-	**-**
3,880	-	3,890	-	1	**-**

A$'000	2001	2002	2003 *
Total income received, or due and receivable, from the Company, entities in the consolidated entity or related parties by executive officers of the Company and of controlled entities whose income is A$100,000 or more	6,103	6,310	17,298

* This amount includes payments to Australian executives of the Goodman Fielder Group (including termination payments) for the period March 19, 2003 to June 30, 2003.

NOTE 29. CONTROLLED ENTITIES

Except where otherwise noted, the consolidated entity's interest in ordinary shares of controlled entities is 100% and controlled entities carry on business in the country of incorporation.

Controlled Entities at June 30, 2002 and 2003	Country of Incorporation
Compania Argentina de Levaduras SAIC(f)(h)	Argentina
Sudamericana de Levaduras SA de Inversiones(f)(g)	Argentina
Surgras SA(h)	Argentina
Bevsel Pty Ltd	Australia
BPT South Pacific Pty Ltd	Australia
Burns Philp Camellia Pty Ltd(a)(f)(g)	Australia
Burns Philp Capital Pty Ltd(a)(d)(r)	Australia
Burns Philp Custodians Pty Ltd(a)	Australia
Burns Philp Food Holdings Pty Ltd(a)(f)(g)	Australia
Burns Philp Food Overseas Holdings Ltd(a)(f)(g)	Australia
Burns Philp Food Properties Pty Ltd(a)(f)(g)	Australia
Burns Philp Food Services Pty Ltd(a)(f)(g)	Australia
Burns Philp Hardware Holdings Pty Ltd(b)	Australia
Burns Philp International Investments Pty Ltd	Australia
Burns Philp Investments Pty Ltd(b)	Australia
Burns Philp Microbiology Pty Ltd	Australia
Burns Philp Middle East Pty Ltd(a)(f)(g)	Australia
Burns Philp Overseas Holdings Ltd(a)(f)(g)	Australia
Burns Philp Pakistan Pty Ltd(a)(f)(g)	Australia
Burns Philp Shipping Holdings Pty Ltd	Australia
Burns Philp South America Pty Ltd(a)(f)(g)	Australia
Burns Philp Technology Pty Ltd(a)(f)(g)	Australia
Burns Philp Technology & Development Pty Ltd(a)(f)(g)	Australia
Burns Philp Treasury (Australia) Ltd(f)(g)	Australia
E L Bell Pty Ltd	Australia
Indonesian Yeast Company Pty Ltd(a)(f)(g)	Australia
Integrated Ingredients Indonesia Pty Ltd(a)	Australia
Integrated Ingredients Pty Ltd(b)	Australia
Mauri Fermentation Argentina Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Brazil Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Chile Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation China Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation India Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Indonesia Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Malaysia Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Philippines Pty Ltd(a)(f)(g)	Australia
Mauri Fermentation Vietnam Pty Ltd(a)(f)(g)	Australia
Mauri Grocery Pty Ltd	Australia
Mauri Integrated Ingredients Pty Ltd(b)	Australia
Mauri Yeast Australia Pty Ltd(a)(f)(g)	Australia
MBT Engineering Pty Ltd(b)	Australia
MBT Fabrication Services Pty Ltd(a)	Australia
Nanged Pty Ltd	Australia

Controlled Entities at June 30, 2002 and 2003 (cont.)	Country of Incorporation
Burns Philp A & B Ltd(i)	Bangladesh
Burns Philp Brasil Industria e Commercio de Alimentos Ltda(f)(bb)	Brazil
Burns Philp Food Ltd(f)(g)	Canada
Burns Philp Chile Inversiones Ltda	Chile
Harbin Mauri Yeast Company Ltd(j)	China
Hebei Mauri Food Company Ltd(k)	China
Panyu Mauri Food Company Ltd(p)	China
Yantai Mauri Yeast Company Ltd(l)	China
BEG France SARL(m)	France
BEG Backhefe Export GmbH(m)	Germany
Burns Philp Deutschland Export Nahrungsmittel-Vertriebsgesellschaft mbH(f)(g)	Germany
Burns Philp Deutschland GmbH(f)(g)	Germany
Burns Philp Deutschland Grundbesitz GmbH(f)(g)	Germany
Deutsche Hefewerke GmbH(f)(g)(cc)	Germany
Burns Philp India (Private) Ltd	India
Cochin Spices Private Ltd	India
Mauri Yeast India (Private) Ltd	India
Burns Philp Alimentos S de RL de CV	Mexico
Burns Philp Mexico, SA de CV	Mexico
Burns Philp Netherlands European Holdings BV(f)(g)	The Netherlands
Burns Philp Treasury (Europe) BV(f)(g)	The Netherlands
Burns Philp (New Zealand) Ltd(f)(g)	New Zealand
New Zealand Food Industries Ltd(f)(g)	New Zealand
Pinnacle NZ Ltd	New Zealand
Mauri Fermentos, SA(q)	Portugal
Burns Philp Food SA(f)(g)	Spain
Burns Philp Lanka (Private) Ltd	Sri Lanka
Mauri Maya Sanayi AS	Turkey
Burns Philp (U.K.) PLC(f)(g)	UK
Burns Philp Europe Ltd	UK
Burns Philp Pension Plan Ltd	UK
Burns Philp Food Inc(f)(g)	USA
Burns Philp Inc(f)(g)	USA
Tone Brothers, Inc(f)(g)	USA
Fitamar SA(s)	Uruguay
Flodden SA(f)(g)	Uruguay
Levadura Uruguaya SA(f)(g)(s)	Uruguay
Mauri-La Nga Fermentation Co Ltd(o)	Vietnam

NOTE 29. CONTROLLED ENTITIES (CONTINUED)

Controlled Entities in voluntary liquidation at June 30, 2003	Country of Incorporation
Burns Philp Shipping Overseas Holdings Pty Ltd	Australia
Burns Philp Shipping Overseas Investments Pty Ltd	Australia
Defiance International Pty Ltd	Australia
Hefe-Patent GmbH(n)	Germany
S Hoffnung & Co	UK

Controlled Entities at June 30, 2002 disposed of during the year	
Burns Philp Hardware Overseas Holdings Pty Ltd(dd)	Australia
Burns Philp Nominees Pty Ltd(dd)	Australia
Burns Philp Retail (Fiji) Pty Ltd(dd)	Australia
Burns Philp Rights Sale Service Pty Ltd(dd)	Australia
Consolidated Stevedores Holdings Pty Ltd(dd)	Australia
Terminals Pty Ltd(ee)	Australia
Wyong Hardware & Building Supplies Pty Ltd(dd)	Australia
Wyong Timber Milling Co Pty Ltd(dd)	Australia
Burns Philp Shipping Agencies (Fiji) Ltd(dd)	Fiji
Deutsche Hefewerke GmbH & Co(ff)	Germany
Burns Philp Shipping (Far East) Ltd(dd)	Hong Kong
Burns Philp Investments (PNG) Ltd(dd)	PNG
BST (Auckland) Ltd(ee)	New Zealand
Bulk Storage Terminals Ltd(ee)	New Zealand
Burns Philp Investments PLC(dd)	UK
Burns Philp R&D Ltd(dd)	UK
Burns Philp Food North America Inc(gg)	USA

Controlled Entities acquired during the year	
Goodman Fielder acquisitions	
BCW Hotplate Bakery Pty Ltd(f)(g)(t)	Australia
Cairns Bakeries Holding Co Pty Ltd(t)	Australia
Cobbity Farm Bakeries Pty Ltd(t)	Australia
Country Bake Bakeries Pty Ltd(f)(g)(t)	Australia
Country Bake Cairns Pty Ltd(t)	Australia
Country Bake Mid Coast Pty Ltd(t)	Australia
Country Bake Tasmania Pty Ltd(t)	Australia
Darwin Bakery Pty Ltd(t)	Australia
Defiance Corporate Pty Ltd(t)	Australia
Defiance Enterprises Pty Ltd(t)	Australia
Defiance International Trading Pty Ltd(t)	Australia
Defiance Mills Pty Ltd(t)	Australia
Ernest Adams Australia Pty Ltd(f)(g)(t)	Australia
ETA Foods Pty Ltd(e)(f)(g)(t)	Australia
FGD Share Plan Nominees Pty Ltd(t)	Australia
Fielder Gillespie Davis Finance Pty Ltd(f)(g)(t)	Australia
G F Australia Pty Ltd(e)(f)(g)(t)	Australia
G F D Australia Pty Ltd(f)(g)(t)	Australia
G F Defiance Pty Ltd(f)(g)(t)	Australia
GF Finance International Pty Ltd(f)(g)(t)	Australia
GF Finance Pty Ltd(e)(f)(g)(t)	Australia
GF Fresh Pty Ltd(f)(g)(t)	Australia
GF Group Services Pty Ltd(f)(g)(t)	Australia
GF Trade Finance Pty Ltd(f)(g)(t)	Australia
G Wood Son and Company Pty Ltd(f)(g)(t)	Australia
Gillespie Bros Holdings Pty Ltd(e)(f)(g)(t)	Australia

Controlled Entities acquired during the year (cont.)	Country of Incorporation
Goodman Fielder acquisitions (cont.)	
Goodman Fielder Consumer Foods Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Field Operations Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Food Services Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Ingredients Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder International Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Pty Ltd(e)(f)(g)(t)	Australia
Goodman Fielder Nominees Pty Ltd(t)	Australia
Goodman Fielder Superannuation Fund Pty Ltd(t)	Australia
ML (WA) Export Pty Ltd(f)(g)(t)	Australia
Mowbray Industries Pty Ltd(e)(f)(g)(t)	Australia
Namregtown International Pty Ltd(e)(f)(g)(t)	Australia
Provincial Traders Foods Pty Ltd(f)(g)(t)	Australia
QBA Properties Pty Ltd(f)(g)(t)	Australia
Quality Bakers Australia Pty Ltd(e)(f)(g)(t)	Australia
Regal Bakeries Pty Ltd(t)	Australia
Rochna Pty Ltd(e)(f)(g)(t)	Australia
Sirius Biotechnology International Pty Ltd(t)	Australia
Sirius Biotechnology Pty Ltd(e)(t)	Australia
Southern Border Bakeries Pty Ltd(t)	Australia
Stuart Bakery Pty Ltd(f)(g)(t)	Australia
Sunicrust Bakeries Pty Ltd(f)(g)(t)	Australia
The Uncle Tobys Company Pty Ltd(e)(f)(g)(t)	Australia
Uncle Tobys Properties Pty Ltd(f)(g)(t)	Australia
Wakely Bros Pty Ltd(t)	Australia
Wide Bay Bakeries Pty Ltd(t)	Australia
William Jackett & Son Pty Ltd(f)(g)(t)	Australia
Goodman Fielder (Shanghai) Co Ltd(u)	China
Evercrisp Snack Products (South Seas) Ltd(u)	Fiji
Goodman Fielder (Fiji) Ltd(u)	Fiji
Goodman Fielder International (Fiji) Ltd(u)	Fiji
Tucker Group (Fiji) Ltd(u)	Fiji
Tuckers Ice Cream Company (Fiji) Ltd(u)	Fiji
Goodman Fielder International (China) Ltd(t)	Hong Kong
Goodman Fielder International (Hong Kong) Ltd(t)	Hong Kong
Goodman Fielder International Sdn Bhd(t)	Malaysia
Goodman Fielder Nouvelle Caledonie(t)	New Caledonia
Moulins Du Pacifique Sud SA(v)	New Caledonia
Societe Industrielle Commerciale et Commerciale et Agro Alimentaire(w)	New Caledonia
Bluebird Foods Limited(t)	New Zealand
GF Finance (NZ) Ltd(t)	New Zealand
GF Intertrade Ltd(t)	New Zealand
GF Retirement Nominees Ltd(t)	New Zealand
Goodman Fielder Milling & Baking New Zealand Ltd(t)	New Zealand
Goodman Fielder New Zealand Ltd(t)	New Zealand
Meadow Lea Food Ltd(t)	New Zealand
NZ Margarine Holdings Ltd(t)	New Zealand
Quality Bakers New Zealand Ltd(t)	New Zealand
Associated Mills Ltd(x)	PNG

NOTE 29. CONTROLLED ENTITIES (CONTINUED)

Controlled Entities acquired during the year (cont.)	Country of Incorporation
Goodman Fielder acquisitions (cont.)	
Binnen Bakery Ltd(w)	PNG
Evercrisp Snacks (PNG) Ltd(t)	PNG
Golden Crust Bakery Ltd(y)	PNG
Goodman Fielder International (PNG) Ltd(t)	PNG
Mount Hagen Bakery Ltd(t)	PNG
RBPM Ltd(z)	PNG
Goodman Fielder International (Philippines) Inc(t)	Philippines
GF Insurance & Risk Management Services Pte Ltd(t)	Singapore
GF Investments (Asia) Pte Ltd(t)	Singapore
Goodman Fielder International (Singapore) Pte Ltd(t)	Singapore
Quality Bakers (Asia) Pte Ltd(t)	Singapore
Goodman Fielder International (SI) Ltd(aa)	Solomon Islands
GF Ingredients USA Inc(t)	USA

Controlled Entities acquired during the year (cont.)	Country of Incorporation
Other acquisitions and newly incorporated entities	
BPC1 Pty Ltd(a)(c)(f)(g)(t)	Australia
Burns Philp Australia Pty Ltd(a)(c)(f)(g)(t)	Australia
Burns Philp Food Overseas Investments Pty Ltd(a)(c)(f)(g)(t)	Australia
Empresa Brasileira De Fermentos Fleischmann Ltda(t)	Brazil
Burns Philp Colombia SA(t)	Colombia
Burns Philp Ecuador SA(f)(g)(t)	Ecuador
Burns Philp Guatemala SA(f)(g)(t)	Guatemala
Goodman Finance Limited(f)(g)(t)	New Zealand
Burns Philp Peru SAC(f)(g)(t)	Peru
BPCUS1 Inc(f)(g)(t)	USA
Burns Philp Capital (U.S.) Inc(f)(g)(t)	USA
Greensted SA(f)(g)(t)	Uruguay
Burns Philp Venezuela SA(f)(g)(t)	Venezuela

(a) A party to a Deed of Cross Guarantee with Burns, Philp & Company Limited dated May 13, 1992. Granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418. Burns Philp Custodians Pty Limited is the Trustee appointed under this Deed but is not granted relief from specified accounting requirements in accordance with ASIC Class Order 98/1418.

(b) Entered into a Deed of Revocation with Burns, Philp & Company Limited dated March 15, 2002 whereby the Deed of Cross Guarantee ceased to apply to such company effective October 6, 2002.

(c) Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated August 15, 2002, whereby such company was joined as a party to the Deed of Cross Guarantee.

(d) Entered into a Deed of Assumption with Burns, Philp & Company Limited and Burns Philp Custodians Pty Limited dated June 13, 2003, whereby such company was joined as a party to the Deed of Cross Guarantee.

(e) On August 8, 2003, the status of the company changed from public to proprietary.

(f) As part of the security arrangements entered into with the Burns, Philp & Company Limited Group's financiers (refer note 14 for further details), such controlled entities entered into or acceded to a Deed of Guarantee and Indemnity whereby such entities guaranteed payment of amounts owing under certain financing documents and in addition or, in certain circumstances, alternatively, have executed certain securities to secure amounts owing under certain financing documents (including those facilities the subject of the Senior Funding Agreement). There is also an indemnity in support of this guarantee. The Deed of Guarantee and Indemnity and the securities continue in place for the benefit of the financiers party to the Term A Loan Facility and the Term B Loan Facility, notwithstanding the termination of the Senior Funding Agreement.

(g) As part of the issue of the 9.75% Senior Subordinated Notes, 10.75% Senior Subordinated Notes and 9.5% Senior Notes (refer note 14 for further details) such controlled entities entered into Indentures whereby the payment of principal and interest, and performance of all other obligations in respect of the 9.75% Senior Subordinated Notes, 10.75% Senior Subordinated Notes and 9.5% Senior Notes, are fully and unconditionally guaranteed by Burns, Philp & Company Limited and such controlled entities.

NOTE 29. CONTROLLED ENTITIES (CONTINUED)

Ownership interest and voting rights at June 30,

	2002	2003
	%	%
(h)	97	97
(i)	51	51
(j)	85	85
(k)	90	90
(l)	60	60
(m)	80	80
(n)	67	67
(o)	66	66
(p)	60	100
(q)	96	96
(r)	100	100
(s)	97	100
(t)	-	100
(u)	-	90
(v)	-	99
(w)	-	98
(x)	-	74
(y)	-	89
(z)	-	75
(aa)	-	97

(bb) Name changed during the year from Mauri Brasil Industria, Comercia E Importacao Ltda.

(cc) Name changed since year end from Deutsche Hefewerke Verwaltungs GmbH.

(dd) Voluntarily liquidated or struck off during the year. There was no profit or loss on the voluntary liquidation or striking off of these entities.

(ee) Terminals Pty Ltd, BST Auckland Ltd and Bulk Storage Terminals Ltd comprised the Australasian Terminals business which was sold during the year resulting in a gain of A$40.7 million being included in the current year's consolidated profit (refer notes 3(b) and 24 for further details)

(ff) Partnership dissolved during the year.

(gg) Merged into Burns Philp Inc. during the year.

NOTE 30. ACQUISITIONS OF BUSINESSES

(a) On December 13, 2002, the Group announced that it had acquired approximately 14.9% of the outstanding ordinary shares of Goodman Fielder Limited (Goodman Fielder) for an aggregate purchase price of approximately A$325.6 million. On January 3, 2003, its wholly owned subsidiary, BPC1 Pty Limited, made an unsolicited offer for all of the remaining outstanding ordinary shares of Goodman Fielder for cash, at a price of A$1.85 per share. On February 12, 2003, Goodman Fielder announced to the Australian Stock Exchange a dividend of A$0.035 per ordinary share held on the record date of February 21, 2003. On February 19, 2003, Goodman Fielder announced to the Australian Stock Exchange a special dividend of A$0.20 per ordinary share held on the record date of March 7, 2003. To reflect the value of the dividend and special dividend, the offer price was reduced to A$1.615 per share. On March 13, 2003, the Group increased the offer price to A$1.635 per ordinary share of Goodman Fielder. The Goodman Fielder board announced that it had recommended to its shareholders that they accept the Group's revised offer, and the offer was declared free from conditions. On March 19, 2003, four Burns Philp nominees were appointed as directors of Goodman Fielder, constituting a majority of the Goodman Fielder board of directors, with Mr. Alan McGregor appointed as Chairman of the Goodman Fielder board. The offer closed on March 28, 2003. On April 4, 2003, the Group informed Goodman Fielder's shareholders that it had received sufficient acceptances of the offer to entitle it to compulsorily acquire all the outstanding Goodman Fielder shares that it did not currently own and that it had commenced this compulsory acquisition procedure. Under this procedure, the Group acquired these remaining shares on June 12, 2003. On May 27, 2003, the Group informed Goodman Fielder optionholders that it was also commencing the compulsory acquisition in relation to Goodman Fielder options and these were compulsorily acquired and cancelled on July 8, 2003.

The aggregate amount of the cost of the acquisition was approximately A$2.0 billion which included transaction costs of A$38.5 million. The results of the operations of Goodman Fielder and its controlled entities have been consolidated from March 19, 2003, being the date we gained effective control of Goodman Fielder. As of the acquisition date, a provision of A$15.3 million was recognized as a fair value adjustment for redundancy costs at Goodman Fielder's head office.

(b) On October 31, 2002, the Group acquired the Fleischmann's Latin America yeast and industrial bakery ingredients business with operations in Brazil, Bolivia, Colombia, Costa Rica, Ecuador, El Salvador, Guatemala, Honduras, Nicaragua, Peru, Venezuela and Uruguay. The aggregate amount of the cost of the acquisition was A$211.7 million which included transaction costs of A$10.0 million.

NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE

Interest Rate Risk

The Group enters into interest rate swaps and forward rate agreements to manage cash flow risks associated with the interest rates on borrowings that are floating.

Interest rate swap agreements

Interest rate swaps allow the Group to swap floating rate borrowings into fixed rates. Maturities of swap contracts are principally between one and five years.

Each contract involves quarterly or semi annual payment or receipt of the net amount of interest. The fixed rates varied from 4.01% to 7.15% at June 30, 2002 and from 2.74% to 7.15% at June 30, 2003, and the floating rates were at bank bill rates plus a credit margin.

Interest rate risk exposure

The Group's exposure to interest rate risk and the effective weighted average interest rate for classes of financial assets and liabilities at June 30 is set out below.

A$ million	Floating	Fixed Interest Maturing in 1 year or less	Fixed Interest Maturing in Over 1 year to 5 years	Fixed Interest Maturing in More than 5 years	Non interest bearing	Total
2002						
Financial assets						
Cash assets	923.6	-	-	-	-	923.6
Receivables	-	-	-	-	162.2	162.2
Other financial assets	2.7	-	-	-	4.0	6.7
	926.3	-	-	-	166.2	1,092.5
Weighted average interest rate	1.97%					
Financial liabilities						
Senior indebtedness	756.5	-	-	-	-	756.5
Debt Bonds	-	174.8	-	-	-	174.8
Senior Subordinated Notes	-	-	-	711.0	-	711.0
Bank overdrafts and other indebtedness	9.1	4.1	-	-	-	13.2
Payables	-	-	-	-	146.0	146.0
Employee benefits	-	-	-	-	36.7	36.7
	765.6	178.9	-	711.0	182.7	1,838.2
Interest rate swaps	(392.2)	69.7	322.5	-	-	-
Weighted average interest rate	4.46%	5.52%	5.65%	9.75%		

A$ million	Floating	Fixed Interest Maturing in 1 year or less	Fixed Interest Maturing in Over 1 year to 5 years	Fixed Interest Maturing in More than 5 years	Non interest bearing	Total
2003						
Financial assets						
Cash assets	180.5	-	-	-	-	180.5
Receivables	-	-	-	-	393.4	393.4
Other financial assets	0.7	-	-	-	4.0	4.7
	181.2	-	-	-	397.4	578.6
Weighted average interest rate	3.71%					
Financial liabilities						
Senior indebtedness	1,726.1	-	-	-	-	1,726.1
Senior Notes	-	-	-	149.9	-	149.9
Senior Subordinated Notes	-	-	-	899.4	-	899.4
New Zealand Subordinated Capital Notes	-	-	-	185.7	-	185.7
Bank overdrafts and other indebtedness	17.7	7.1	6.7	-	-	31.5
Payables	-	-	-	-	505.9	505.9
Employee benefits	-	-	-	-	109.4	109.4
	1,743.8	7.1	6.7	1,235.0	615.3	3,607.9
Interest rate swaps	(532.7)	157.3	375.4	-	-	-
Weighted average interest rate	6.84%	6.20%	5.18%	9.97%		

Foreign Exchange Risk

Statement of financial position

The Group does not hedge its statement of financial position using derivative contracts.

As part of the acquisition of Goodman Fielder, significant additional U.S. dollar denominated borrowings were drawn down during the current year. In accordance with note 1(c), an unrealized foreign exchange gain of A$139.1 million has been included in the consolidated result for the year ended June 30, 2003.

The Group is currently reviewing its foreign currency position.

Anticipated purchase and sale commitments

Following the acquisition of Goodman Fielder, the Group now enters into forward foreign exchange contracts to reduce the exposure to foreign currency movements in respect of a proportion of anticipated purchase and sale commitments denominated in foreign currencies.

The gross value to be received under foreign currency contracts and the weighted average contracted exchange rates of outstanding contracts for the Group as of June 30 is set out below.

	Consolidated			
	2002	2003	2002	2003
	Weighted average exchange rate		A$ million	A$ million
Sell U.S. dollars, buy Australian dollars	-	0.6042	-	26.6
Sell New Zealand dollars, buy U.S. dollars	-	0.5980	-	22.2
Sell Australian dollars, buy New Zealand dollars	-	1.1270	-	20.9

All these contracts mature by November 2004.

At 30 June 2003, the unrealized gain (on "mark to market") on these contracts of A$2.4 million (2002 – nil; 2001 – nil) has been included in the year's consolidated profit.

Commodity Price Risk

Following the acquisition of Goodman Fielder, the Group now enters into commodity contracts to buy specified amounts of wheat, protein meals, oils and other grains at pre-determined purchase prices. The contracts are entered into to cover the requirements of commodities needed by certain Goodman Fielder businesses. The procurement/pricing process has the objective of flattening the price curve of commodity price movements. The Group generally covers 3 to 12 months forward requirements of these Goodman Fielder businesses, depending on market view.

As of June 30, 2003, outstanding contracts have a face value of A$3.2 million, with various maturities between June 30, 2003 and March 2004. The net deferred gain of A$0.4 million on commodity contracts as of June 30, 2003 will be recognized in the consolidated statement of financial performance by March 2004. There were no outstanding contracts as of June 30, 2001 and 2002.

Credit Risk Exposure

Credit risk represents the loss that would be recognized if counterparties failed to perform as contracted.

Recognized financial instruments

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognized on the consolidated statements of financial position is the carrying amount, net of any provision for doubtful debts. The Group is not materially exposed to any individual customer.

Unrecognized financial instruments

The credit risk on unrecognized derivative contracts is minimized, as counterparties are recognized financial intermediaries with acceptable credit ratings determined by a recognized rating agency. Swap contracts are subject to credit risk in relation to the relevant counterparties, which are all large banks. The credit risk on swap contracts is limited to the next amount to be received from counterparties on contracts that are favorable to the Group. There were no accrued amounts due to the Group as of June 30, 2001, 2002 or 2003.

NOTE 31. ADDITIONAL FINANCIAL INSTRUMENTS DISCLOSURE (CONTINUED)

Net Fair Values of Financial Assets and Liabilities

Valuation approach

Net fair values of listed financial assets and liabilities are determined by reference to the market price of these instruments adjusted for transaction costs necessary to realize the asset or settle the liability.

Recognized financial instruments

The carrying amounts and net fair values of financial assets and liabilities as of June 30 are as follows:

	Carrying Amount		Net fair value	
A$ million	2002	**2003**	2002	**2003**
Financial assets				
Cash assets	923.6	**180.5**	923.6	**180.5**
Receivables	162.2	**393.4**	162.2	**393.4**
Other financial assets	6.7	**4.7**	6.7	**4.7**
Financial liabilities				
Senior indebtedness	756.5	**1,726.1**	756.5	**1,726.1**
Senior Notes	-	**149.9**	-	**154.1**
Senior Subordinated Notes	711.0	**899.4**	711.0	**887.1**
New Zealand Subordinated Capital Notes	-	**185.7**	-	**185.7**
Bank overdrafts and other indebtedness	13.2	**31.5**	13.2	**31.5**
Debt Bonds	174.8	**-**	174.8	**-**
Payables	146.0	**505.9**	146.0	**505.9**
Employee benefits	36.7	**109.4**	36.7	**109.4**

Unrecognized financial instruments

The net fair values of unrecognized financial instruments held as of June 30 are as follows:

A$ million	2002	**2003**
Interest rate swaps – unrealized (loss)	(17.0)	**(26.9)**
Commodity contracts – unrealized gain	-	**0.4**

The valuations of unrecognized financial instruments detailed in this note reflect the estimated amounts which the Group expects to pay or receive to terminate the contracts (net of transaction costs) or replace the contracts at their current market rates as of the reporting date. This is based on independent market quotations and determined using standard valuation techniques.

The unrealized loss (or "mark to market") on interest rate swaps was A$4.3 million as of June 30, 2001, A$17.0 million as of June 30, 2002, and A$26.9 million as of June 30, 2003, and represents the difference between funding actions of the Group over time, compared to what could have been achieved if all the funding was renegotiated at year end.

As interest rates are subject to volatility, the Group's economic position on hedging transactions can change substantially in line with interest rate movements. As the Group enters into these transactions for hedging purposes and does not actively trade in these instruments, it is not appropriate to recognize the impact of marking to market the position existing at balance date in the consolidated result.

NOTE 32. EVENTS SUBSEQUENT TO BALANCE DATE

From July 1, 2003 to August 14, 2003, when the 2003 Options expired, 251,082,230 2003 Options were exercised resulting in the allotment of 251,082,230 ordinary shares (refer note 16 for further details).

No other events have occurred subsequent to balance date which would have a material effect on the financial report.

NOTE 33. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES

The consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP). Certain significant differences exist between Australian GAAP and accounting principles generally accepted in the United States of America (U.S. GAAP). The significant differences between Australian GAAP and U.S. GAAP as they relate to the Group are presented throughout this note.

The following table includes a statement of financial performance prepared in accordance with Australian GAAP, but presented in a U.S. GAAP format:

A$ million	2001	2002	2003
Net sales of goods	1,301.3	1,276.9	**1,831.3**
Other revenues from ordinary activities	18.3	5.3	**27.5**
Net sales	1,319.6	1,282.2	**1,858.8**
Costs and expenses:			
Cost of sales	725.5	677.4	**1,103.3**
Selling, marketing and distribution*	329.0	305.5	**351.1**
General and administrative	112.8	106.2	**193.8**
Individually significant items	-	35.2	**(61.1)**
Total costs and expenses	1,167.3	1,124.3	**1,587.1**
Operating income	152.3	157.9	**271.7**
Interest expense	(95.8)	(72.9)	**(172.9)**
Interest income	12.9	6.8	**17.9**
Share of net profit of associates accounted for using the equity method	12.4	10.1	**11.1**
Minority interests	(2.0)	(3.3)	**(4.3)**
Profit before income taxes	79.8	98.6	**123.5**
Income tax (expense)/benefit	(11.5)	29.2	**(8.5)**
Profit from continuing operations	68.3	127.8	**115.0**
Discontinued operations:			
Income from operations of discontinued operations, net of tax**	20.2	18.4	**3.4**
Gain on disposal of discontinued operations	-	-	**51.6**
Net profit	88.5	146.2	**170.0**

* Includes shipping and handling costs of A$84.4 million, A$81.1 million and A$139.9 million in the years ended June 30, 2001, 2002 and 2003, respectively.

** Income tax expense was A$0.6 million, A$0.6 million and A$0.1 million for the years ended June 30, 2001, 2002 and 2003, respectively. There was no income tax expense associated with the gain on disposal of discontinued operations.

A$ million	Note	2001	2002	2003
RECONCILIATION OF NET PROFIT TO U.S. GAAP				
Australian GAAP net profit reported in statement of financial performance		88.5	146.2	**170.0**
Adjustments required to comply with U.S. GAAP:				
Property, plant and equipment revaluations	33(a)	0.7	1.4	**0.8**
Amortization of intangible assets	33(b)	4.0	7.3	**13.3**
Pension plans	33(c)	(0.7)	-	**(0.2)**
Deferred tax assets	33(d)	24.9	(39.0)	**-**
Derivative financial instruments	33(e)	(17.2)	(9.5)	**(9.0)**
Amortization of goodwill	33(f)	(1.1)	(0.5)	**21.8**
Reversal of asset impairments	33(g)	(3.3)	-	**-**
Hyperinflation adjustment	33(k)	(2.9)	(2.3)	**-**
Amortization of discount on 7.5% Notes	33(m)	(2.4)	(0.4)	**-**
Loss on extinguishment of debt	33(n)	-	(90.3)	**-**
Amortization of deferred expenditure	33(o)	0.2	0.2	**0.2**
Equity method investment	33(p)	0.5	(2.2)	**(4.2)**
Gain on disposal of discontinued operations and other properties	33(q)	-	-	**17.5**
Foreign currency translation	33(r)	-	5.0	**-**
Cumulative effect of change in accounting policy	33(t)	-	-	**(0.3)**
Provisions for restructuring costs	33(u)	-	-	**52.0**
Tax effect of U.S. GAAP adjustments		2.3	(0.9)	**(4.7)**
Net profit under U.S. GAAP		93.5	15.0	**257.2**

A$ million	2001	2002	2003
STATEMENT OF COMPREHENSIVE INCOME/(LOSS)			
Net profit under U.S. GAAP	93.5	15.0	**257.2**
Other comprehensive income/(loss), net of tax:[1]			
Foreign currency translation reserve			
Movement under Australian GAAP	21.0	(177.0)	**(75.2)**
Movement under U.S. GAAP	(23.2)	20.9	**19.2**
Additional minimum pension liability	(1.3)	(3.3)	**(3.3)**
Derivative and hedging activities, including cumulative effect type adjustment in 2001	9.1	(3.4)	**(1.8)**
Other comprehensive income/(loss)	5.6	(162.8)	**(61.1)**
Comprehensive income/(loss)	99.1	(147.8)	**196.1**

(1) Except for foreign currency translation reserve movements under Australian GAAP, no income tax expense/(benefit) has been recorded in comprehensive income/(loss) for the years ended June 30, 2001, 2002 or 2003. Refer to note 17(a) for details of income tax expense/(benefit) recorded on foreign currency translation reserve movements under Australian GAAP.

A$ million	Foreign currency translation reserve	Additional minimum pension liability	Derivative and hedging activities	Accumulated other comprehensive loss
Statement of accumulated other comprehensive loss, net of tax (AOCL)				
AOCL balance as of June 30, 2000	(228.6)	(0.7)	-	(229.3)
Cumulative effect on July 1, 2000	-	-	12.8	12.8
Current period change	(2.2)	(1.3)	(3.7)	(7.2)
AOCL balance as of June 30, 2001	(230.8)	(2.0)	9.1	(223.7)
Current period change	(156.1)	(3.3)	(3.4)	(162.8)
AOCL balance as of June 30, 2002	(386.9)	(5.3)	5.7	(386.5)
Current period change	(56.0)	(3.3)	(1.8)	(61.1)
AOCL balance as of June 30, 2003	(442.9)	(8.6)	3.9	(447.6)

Income tax expense/(benefit)

Income tax expense/(benefit), as recorded under Australian and U.S. GAAP, by location of the taxing jurisdiction for the years ended June 30, 2001, 2002 and 2003 consisted of the following:

A$ million	2001	2002	2003
Profit before tax			
Domestic	1.7	(1.6)	69.8
Foreign	100.9	122.5	113.1
	102.6	120.9	182.9
Income tax expense/(benefit)			
Current:			
Domestic	2.4	1.7	2.8
Foreign	7.5	13.3	9.2
	9.9	15.0	12.0
Deferred:			
Domestic	-	-	-
Foreign	2.2	(43.6)	(3.4)
	2.2	(43.6)	(3.4)
Australian GAAP income tax expense / (benefit)	12.1	(28.6)	8.6
U.S. GAAP adjustments to deferred taxes – foreign	(27.2)	39.9	4.7
U.S. GAAP income tax expense / (benefit)	(15.1)	11.3	13.3

U.S. GAAP earnings per share

Basic earnings per share is computed by dividing profit available to ordinary shareholders by the weighted average number of ordinary shares outstanding for the reporting period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. For the calculation of diluted earnings per share, the basic weighted average number of shares is increased by the dilutive effect of stock options and CP Shares determined using the treasury method. The potential ordinary shares in Conversion Bonds (2001 - 33.9 million; 2002 – 35.5 million; 2003 – nil), Estate Mortgage Notes (2001 – 12.0 million; 2002 – nil; 2003 – nil) and unexercised employee share options (2001 - 0.8 million; 2002 - 0.1 million; 2003 – nil) on issue were antidilutive.

Weighted average number of shares on which earnings per share calculations are based:	2001	2002	2003
	Shares (million)		
BASIC	648.6	751.2	1,056.5
Effect of dilutive securities			
- 2003 Options	826.0	850.7	637.2
- CP Shares	-	701.4	797.4
DILUTED	1,474.6	2,303.3	2,491.1

Earnings per share:	2001		2002		2003	
	A$ million	cents/share	A$ million	cents/share	A$ million	cents/share
EARNINGS PER ORDINARY SHARE – BASIC						
Net profit/(loss) from continuing operations	80.5	12.4	(13.6)	(1.8)	168.3	15.9
Net profit from discontinued operations	13.0	2.0	12.7	1.7	71.0	6.7
Net profit/(loss)	93.5	14.4	(0.9)	(0.1)	239.3	22.6
EARNINGS PER ORDINARY SHARE – DILUTED						
Net profit from continuing operations	80.5	5.4	2.3	-	186.2	7.5
Net profit from discontinued operations	13.0	0.9	12.7	0.6	71.0	2.9
Net profit	93.5	6.3	15.0	0.6	257.2	10.4

For the year ended June 30, 2002 and 2003, net profit from continuing operations for basic earnings per share is calculated as net profit from continuing operations less dividends paid on CP Shares of A$15.9 million and A$17.9 million, respectively, and net profit from continuing operations for dilutive earnings per share is calculated as basic net profit from continuing operations plus dividends paid on CP Shares of A$15.9 million and A$17.9 million, respectively. No such adjustments were required for the year ended June 30, 2001.

A$ million	Note	2001	2002	2003
RECONCILIATION OF SHAREHOLDERS' EQUITY TO U.S. GAAP				
Australian GAAP shareholders' equity per statement of financial position		277.9	479.5	**758.3**
Less: Outside equity interests	33(h)	(25.2)	(18.9)	**(25.5)**
Equity attributed to the Group		252.7	460.6	**732.8**
Cumulative adjustments required to comply with U.S. GAAP:				
Property, plant and equipment revaluations	33(a)	(26.3)	(24.3)	**(14.4)**
Intangible assets	33(b)	(248.3)	(216.6)	**(168.8)**
Pension plans	33(c)	(2.0)	(5.3)	**(8.6)**
Deferred tax assets	33(d)	49.5	5.1	**5.5**
Derivative financial instruments	33(e)	(4.3)	(17.0)	**(26.5)**
Goodwill	33(f)	53.5	49.2	**186.8**
Reversal of asset impairments	33(g)	(3.3)	(2.9)	**(2.4)**
Revaluations of equity method investments	33(j)	(14.9)	(13.1)	**(11.3)**
Hyperinflation adjustment	33(k)	3.5	3.4	**-**
Discount on 7.5% Notes	33(m)	5.9	-	**-**
Deferred expenditure	33(o)	(0.8)	(0.6)	**(0.5)**
Equity method investment	33(p)	6.1	3.9	**(0.3)**
Deferred tax adjustments arising on acquisitions	33(d)	-	-	**(76.0)**
Cumulative tax effect of U.S. GAAP adjustments		(11.2)	(6.6)	**(6.7)**
Shareholders' equity under U.S. GAAP		60.1	235.8	**609.6**

(a) Property, plant and equipment revaluations

Under Australian GAAP, prior to July 1, 2000, certain assets, including land and buildings were periodically revalued based on directors' or independent valuations. Upward revaluations were recorded as increases to the asset revaluation reserve, which is a component of shareholders' equity or, alternatively, were recorded in the statement of financial performance to the extent that a previous revaluation decrement had been recorded for that class of assets through the statement of financial performance. Downward revaluations could have been written off against the asset revaluation reserve only to the extent that a previous revaluation increment had been recorded for that class of assets and were otherwise recorded in the statement of financial performance. Subsequent to July 1, 2000, the Group adopted a cost basis of valuation (cost basis being deemed the carrying amount as of July 1, 2000) for property, plant and equipment under the revised Australian accounting standard. U.S. GAAP does not permit the periodic revaluation of property, plant and equipment. Accordingly, adjustments have been made to depreciation expense and to reduce revalued Australian GAAP property, plant and equipment balances to historical cost for U.S. GAAP.

(b) Amortization of intangible assets

Under Australian GAAP, intangible assets were periodically revalued prior to July 1, 2000. Subsequent to July 1, 2000, the Group adopted a cost basis of valuation (cost basis being deemed the carrying amount as of July 1, 2000) for intangible assets under the revised Australian accounting standard. In addition, certain identifiable intangible assets (trademarks, tradenames, brandnames and technological assets) were considered to have an indefinite life prior to fiscal 1999 and accordingly, were not amortized. Effective July 1, 1999 identifiable intangible assets are amortized over 40 years under Australian GAAP.

Under U.S. GAAP, these intangible assets are recorded at cost and have been amortized on a straight line basis over their estimated useful lives, not to exceed 40 years, until June 30, 2002. On July 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets" (Statement No. 142).

The intangibles, which are included in the yeast and bakery ingredients and Goodman Fielder segments, were purchased over several years as a result of the Group's business acquisitions, and had been amortized over periods up to 40 years. Upon initial application of Statement No. 142, the Group reassessed the useful lives of its intangible assets and have determined that the intangibles have indefinite useful lives. Accordingly, the Group ceased amortizing the intangibles for U.S. GAAP purposes on July 1, 2002. The carrying amount of intangibles under U.S. GAAP as of June 30, 2003 was A$753.9 million.

In the reconciliation of Australian GAAP to U.S. GAAP financial information, the adjustment to net profit for the year ended June 30, 2003 represents the reversal of the amortization charge on intangible assets for Australian GAAP. In the reconciliation of Australian GAAP to U.S. GAAP financial information, the adjustment to net profit for the years ended June 30, 2001 and 2002 represents the reversal of the amortization charge on the revalued amount and any amortization difference resulting from previously not amortizing the assets for Australian GAAP. The adjustments to shareholders' equity represent the reversal of the revaluation increment and the accumulated amortization on the cost of the assets since acquisition.

(c) Pension plans

Under Australian GAAP, employers' contributions to defined benefit plans are expensed as made. The Group has also provided for any deficits in superannuation fund assets, based on actuarial valuations (refer note 27). Accounting for pension plans under U.S. GAAP is determined using a defined methodology which results in net amounts of expenses (based on actuarial calculations) and the related plan surplus or deficiency being recorded in the financial statements of the employer systematically over the working lives of the employees covered by the plan.

The additional information required to be disclosed in accordance with Statement of Financial Accounting Standards No. 132 "Employers' Disclosures about Pensions and Other Post Retirement Benefits" is set out below:

A$ million	2001	2002	2003
The components of net periodic pension costs are:			
Service cost	4.2	4.5	**11.8**
Interest cost	4.2	4.5	**16.0**
Expected return on plan assets	(3.2)	(3.2)	**(14.4)**
Recognized net actuarial (gain)/loss	(0.1)	0.2	**0.8**
Amortization of transition obligation	0.1	0.1	**-**
Amortization of prior service cost	0.1	0.1	**-**
Other – settlement expense**	-	-	**1.5**
Net periodic pension costs	5.3	6.2	**15.7**
The changes in benefit obligation and plan assets and reconciliation of funded status are as follows:			
CHANGE IN BENEFIT OBLIGATION			
Benefit obligation at beginning of year	56.9	63.9	**68.2**
Service cost	4.2	4.5	**11.8**
Interest cost	4.2	4.5	**16.0**
Actuarial loss	0.6	3.5	**5.3**
Benefits paid *	(5.3)	(5.3)	**(19.7)**
Acquisition/divestiture/transfers	(4.5)	-	**299.3**
Other	(0.2)	0.9	**(1.2)**
Foreign currency translation	8.0	(3.8)	**(9.7)**
Benefit obligation at end of year	63.9	68.2	**370.0**
CHANGE IN PLAN ASSETS			
Fair value of plan assets at beginning of year	36.4	37.2	**35.5**
Actual return on plan assets	(4.0)	(1.7)	**10.8**
Employer contributions	5.5	7.2	**16.4**
Benefits paid *	(4.2)	(4.2)	**(18.5)**
Acquisition/divestiture/transfers	(2.7)	-	**288.1**
Other	-	1.0	**0.1**
Foreign currency translation	6.2	(4.0)	**(6.3)**
Fair value of plan assets at end of year	37.2	35.5	**326.1**
RECONCILIATION OF FUNDED STATUS			
Funded status – underfunded	(26.7)	(32.7)	**(43.9)**
Unrecognized net actuarial loss	4.5	12.4	**14.5**
Unrecognized net transition obligation	0.1	-	**-**
Unrecognized prior service cost	0.1	-	**0.3**
Net amount recognized at year end	(22.0)	(20.3)	**(29.1)**
AMOUNTS RECORDED TO THE STATEMENT OF FINANCIAL POSITION			
Prepaid pension cost	3.3	3.4	**3.1**
Accrued pension cost	(27.5)	(29.3)	**(40.9)**
Intangible asset	0.2	0.3	**0.1**
Accumulated other comprehensive income	2.0	5.3	**8.6**
Net amount recognized at year end	(22.0)	(20.3)	**(29.1)**

(c) Pension plans (cont.)

A$ million	2001	2002	2003
Amounts related to plans with projected benefit obligations in excess of plan assets are set forth below:			
Projected accumulated benefit obligation	58.7	61.0	102.9
Plan assets	29.7	25.9	58.2
Amounts related to plans with accumulated benefit obligations in excess of plan assets are set forth below (these amounts are a subset of the projected benefit obligations in excess of plan assets detailed above):			
Accumulated benefit obligation	47.4	45.7	90.2
Plan assets	25.4	20.9	53.2
The weighted average assumptions used to calculate year end benefit obligations are set forth below:			
Discount rate	7.12%	6.88%	5.81%
Long term rate of return on plan assets	8.69%	8.29%	5.95%
Rate of compensation increase	4.29%	4.03%	4.07%

* During the years ended June 30, 2001, 2002 and 2003, the Group paid benefits under its pension plans out of the assets specifically set aside as benefit plan assets. In addition, benefits of A$1.1 million, A$1.1 million and A$1.2 million were paid out of the Group's assets during the years ended June 30, 2001, June 30, 2002 and June 30, 2003, respectively, for a benefit plan which did not have designated plan assets.

** Upon the sale of the Vinegar business, the Group has recognized a settlement expense of approximately A$1.5 million.

(d) Deferred income taxes

Deferred income taxes are accounted for under the income statement liability method for Australian GAAP purposes. The asset and liability method is followed under U.S. GAAP, whereby the book value of assets and liabilities is compared to their related tax values in calculating deferred tax assets and liabilities. The GAAP differences, as they relate to the Company, involve the recognition criteria for deferred tax assets associated with tax losses, and the recognition of deferred taxes on acquisition.

Under Australian GAAP, the recognition criterion for future income tax benefits related to tax losses carried forward is "virtually certain" as compared to a "more likely than not" recognition threshold for U.S. GAAP. The definition of "more likely than not" is a level of likelihood that is more than 50 percent, which is considered a lesser recognition threshold than the "virtually certain" criterion. Accordingly, a portion of tax losses carried forward have been recognized for U.S. GAAP purposes in all three years, which have not been recognized for Australian GAAP.

Certain tax losses carried forward, which were recognized for U.S. GAAP purposes in prior years, were recognized for Australian GAAP purposes in fiscal 2002. During the year ended June 30, 2003, the Group recognized an additional A$9.0 million of tax losses carried forward as it was determined that these losses met the criteria for recognition under Australian and U.S. GAAP.

For U.S. GAAP purposes, the Group had gross deferred tax assets of A$435.0 million at June 30, 2002 and A$416.2 million at June 30, 2003, a valuation allowance of A$363.7 million at June 30, 2002 and A$290.8 million at June 30, 2003, net deferred tax assets of A$71.3 million at June 30, 2002 and A$83.7 million at June 30, 2003 and deferred tax liabilities of A$18.6 million at June 30, 2002 and A$138.6 million at June 30, 2003. The net change in the valuation allowance for the Group was a decrease of A$2.3 million for the year ended June 30, 2002 and a decrease of A$72.9 million for the year ended June 30, 2003.

In assessing the realizability of deferred tax assets for U.S. GAAP, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. As of June 30, 2003, the projected future taxable income for fiscal years 2004 through 2008 results in the utilization of approximately A$141.3 million of tax losses carried forward. Further utilization of tax losses carried forward have not been considered at June 30, 2003 due to the inherent uncertainty of longer term profit estimates. The Group has revenue losses carried forward for income tax purposes of A$805.3 million which are available to offset future taxable income, if any. The amount of carry forward tax losses is estimated based on the information presently available, and may change based upon the actual tax returns as filed or changes in the applicable tax codes. Any change in the above estimated amount of carry forward tax losses will result in an offsetting change to the valuation allowance on deferred tax assets. The location by tax jurisdiction and expiry date of these tax losses, the benefits of which have not been recognized, is set out below:

Tax jurisdiction	A$ million	Expiry Date
Revenue losses		
Australia	159.7	No expiry
Germany	483.7	No expiry
United States	161.9	2010 - 2019
	805.3	
Capital losses		
Australia	272.1	No expiry

Under Australian GAAP, deferred tax liabilities are not recorded on the fair value of intangible assets and property, plant and equipment acquired through a business combination. Under U.S. GAAP, deferred tax assets and liabilities are recognized on acquisition, based on the difference between the fair value and tax value of assets acquired and liabilities assumed. The recognition of deferred tax assets and liabilities on acquisition is adjusted against the carrying value of goodwill recognized on acquisition.

During the year ended June 30, 2003, the Group recorded additional deferred tax liabilities of approximately A$76.0 million arising from the tax effect of the differences between the fair value and tax value of identifiable intangible assets recognized on acquisition of Goodman Fielder Limited and the Fleischmann's yeast and industrial bakery ingredients business in Latin America. This additional deferred tax liability resulted in additional goodwill recognized on acquisition under U.S. GAAP.

As of June 30, 2003, approximately A$55.5 million of the valuation allowance for deferred tax assets will be allocated to reduce the goodwill of Goodman Fielder if the tax benefit is subsequently recognized.

As of June 30, 2003, the tax effect of cumulative undistributed earnings of subsidiaries was approximately A$7.2 million. No provision for income taxes or withholding taxes has been made since the Company considers the undistributed earnings to be permanently invested in the subsidiaries. As of June 30, 2002 and 2001, the Group had cumulative undistributed losses in subsidiaries. No tax benefit was recorded in respect of these undistributed losses.

(e) Derivative financial instruments

The Group utilizes derivative instruments, principally swaps, forward contracts and options to enhance its ability to manage risks, including interest rates, foreign currency fluctuations and, commodity price changes, which exist as part of its ongoing business operations. These contracts hedge transactions and balances for periods consistent with the related exposures.

Interest rate swap agreements are used to manage interest rate exposure and to achieve a desired proportion of variable and fixed rate debt.

The Group uses foreign exchange contracts, including forward currency contracts and swap contracts, to hedge existing foreign exchange exposures. Foreign currency contracts require the Group, at a future date, to either buy or sell foreign currency in exchange for U.S. dollars and other currencies.

The Group uses commodity futures contracts to fix the price on a portion of its raw material purchase requirements, including wheat and soybean oil.

The Group does not use derivative instruments for trading purposes.

Under Australian GAAP, interest payments and receipts under interest rate swap contracts are recognized on an accrual basis in the statement of financial performance as an adjustment to interest expense during the period. The net gains or losses on foreign exchange contracts are recognized in the statement of financial performance as an adjustment to cost of goods sold during the period. Net gains or losses on commodity price contracts are deferred and recognized in the statement of financial performance as an adjustment to cost of goods sold when the underlying hedged transaction occurs.

Prior to July 1, 2000, the Group accounted for interest rate swaps as hedge transactions under the accrual method for U.S. GAAP, in a manner consistent with the accounting under Australian GAAP.

As of July 1, 2000, under U.S. GAAP, all derivative instruments are recorded on the statement of financial position at their fair value. If hedge accounting is appropriate based upon the specific criteria of Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (Statement No. 133), as amended, the impact of recording the derivative instrument is offset to the extent the hedging relationship is effective. If designated as a fair value hedge, changes in the derivative's fair value are recorded to the statement of financial performance and the hedged item is marked to market for changes in fair value associated with the hedged risk.

If designated as a cash flow hedge, the effective portion of the hedge is recorded to Other Comprehensive Income (OCI), and released from OCI into earnings as the hedge item affects earnings (e.g. accrual of interest expense). All ineffectiveness in the hedging relationship as well as derivative instruments not qualifying for hedge accounting are reflected in the statement of financial performance immediately for U.S. GAAP purposes.

The Group's existing derivative instruments did not meet the U.S. GAAP hedge accounting criteria after the adoption (July 1, 2000) of Statement No.133, as amended. All derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in fair value of derivative instruments are recognized in the statement of financial performance.

As a result of adopting Statement No. 133, as amended, and in accordance with the transition provisions, the Group recorded a cumulative after tax adjustment to accumulated other comprehensive income of A$12.8 million relating to interest rate swaps in the year ended June 30, 2001. For the year ended June 30, 2002, a loss on changes in fair value of derivatives of A$13.9 million, net of tax, was recorded in the statement of financial performance, and A$3.4 million, net of tax, of the transitional deferred gain was reclassified from accumulated other comprehensive income to income in the statement of financial performance. For the year ended June 30, 2003, a loss on changes in fair value of derivatives of A$9.0 million, net of tax, was recorded in the statement of financial performance, and A$1.8 million, net of tax, of the transitional deferred gain was reclassified from accumulated other comprehensive income to income in the statement of financial performance. The amount of accumulated other comprehensive income expected to be reclassified to income over the next twelve months to June 30, 2004 is approximately A$1.6 million.

(f) Amortization of goodwill

In previous years, the Group wrote off goodwill at acquisition for Australian GAAP purposes, which was permitted under Australian GAAP at the time. Subsequently, Australian GAAP has been revised and goodwill, being the excess of purchase consideration over the fair value of identifiable net assets acquired, is amortized on a straight line basis over the period of expected benefit, not exceeding 20 years. U.S. GAAP does not permit goodwill to be written off at acquisition, and the amount previously written off under Australian GAAP has been reinstated. Goodwill has been amortized over periods not exceeding 40 years until June 30, 2002. On July 1, 2002, the Group adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Intangible Assets". Consequently, the Group has ceased amortizing goodwill under U.S. GAAP.

Changes in the carrying amount of goodwill under U.S. GAAP are as follows:

A$ million	Yeast and Bakery Ingredients	Goodman Fielder Australia	Goodman Fielder New Zealand	Other	Discontinued Operations	Total
Balance as of July 1, 2002	67.2	-	-	-	4.5	71.7
Goodwill acquired during the year ended June 30, 2003	144.6	774.1	401.9	182.4	-	1,503.0
Goodwill included in discontinued operations sold during the year ended June 30, 2003	-	-	-	-	(4.5)	(4.5)
Foreign currency translation	(13.0)	-	(19.4)	(9.6)	-	(42.0)
Balance as of June 30, 2003	198.8	774.1	382.5	172.8	-	1,528.2

The following table presents U.S. GAAP adjusted information reflecting the impact of the non amortization of goodwill and separately identifiable intangible assets on net income and earnings per share for the years ended June 30, 2001 and 2002, compared to the reported net income and earnings per share for the year ended June 30, 2003:

A$ million	2001	2002	2003
Reported net income	93.5	15.0	**257.2**
Add back:			
Goodwill amortization	3.0	3.0	-
Intangibles amortization	5.7	2.1	-
Adjusted net income	102.2	20.1	**257.2**
Basic earnings/(loss) per share as reported (cents per share)	14.4	(0.1)	**22.6**
Add back:			
Goodwill amortization	0.5	0.4	-
Intangibles amortization	0.9	0.3	-
As adjusted	15.8	0.6	**22.6**
Diluted earnings per share as reported (cents per share)	6.3	0.6	**10.4**
Add back:			
Goodwill amortization	0.2	0.1	-
Intangibles amortization	0.4	0.1	-
As adjusted	6.9	0.8	**10.4**

In the reconciliations of Australian GAAP net profit to U.S. GAAP net profit, for the year ended June 30, 2003, the adjustment represents the reversal of the amortization charge for Australian GAAP. For the years ended June 30, 2001 and 2002, the adjustment represents the difference in amortization charges based on the differences in amortizable costs. The adjustment to shareholders' equity represents the reversal of the goodwill write off and the differences in accumulated amortization on the goodwill.

(g) Reversal of asset impairments

For Australian GAAP purposes, the Group has recorded recoveries of certain written down values for non current assets previously impaired. The recovery of amounts previously impaired for U.S. GAAP purposes is not permitted, and accordingly, the amount has been reversed.

(h) Minority interest (outside equity interests)

Minority interests are generally included as part of total shareholders' equity under Australian GAAP. Minority interests are excluded from total shareholders' equity under U.S. GAAP.

(i) Accounting for share options issued to employees

Under Australian GAAP, options issued to employees have been accounted for utilizing the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for options issued with an exercise price below market price on the date of issuance. The Group has not issued options with an exercise price below market price and, accordingly, no expense has been recognized for share options issued to employees.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (Statement No. 123) requires shares and options issued to employees to be recognized either using the fair value method or the intrinsic value method, as prescribed by Accounting Principles Board Opinion No.25 (APB Opinion No. 25) and its related interpretations.

In accordance with APB Opinion No. 25, the Group does not recognize an expense for options granted to employees with an exercise price greater than or equal to the market price of the underlying share at the date of grant under U.S. GAAP. Statement No. 123 requires a company to determine the fair market value of all awards of stock based compensation at the grant date and to disclose pro-forma net profit and earnings per share as if the resulting stock based compensation amounts were recorded in the statements of financial performance. There were no options granted to employees in the years ended June 30, 2001, 2002 and 2003, nor is there any pro-forma impact in the years ended June 30, 2001, 2002 and 2003 for options issued to employees in prior years.

Stock option transactions with employees during the years ended June 30, 2001, 2002 and 2003 were as follows:

	Number of Options			Weighted Average Exercise Price (A$)		
	2001	2002	2003	2001	2002	2003
Options outstanding at beginning of year	1,077,370	756,170	69,950	2.21	1.97	1.02
Granted	-	-	-	-	-	-
Exercised	-	-	-	-	-	-
Forfeited/expired	(321,200)	(686,220)	(69,950)	2.78	2.07	1.02
Options outstanding at end of year	756,170	69,950	-	1.97	1.02	-

(j) Revaluations of equity method investments

The Group has investments in certain associates accounted for under the equity method that prepare their accounts in accordance with Australian or local generally accepted accounting principles. Adjustments have been recorded relating to the Group's share of U.S. GAAP differences originating at equity investees. These adjustments are primarily for property, plant and equipment revaluations and intangible asset revaluations described more fully at 33(a) and 33(b) respectively.

(k) Hyperinflation adjustment

Under U.S. GAAP, the financial statements of a foreign entity in a highly inflationary economy (e.g., Turkey) are remeasured as if the functional currency were the reporting currency. Prior to July 1, 2002, the adjustment to equity represents the historical adjustment to property, plant and equipment recorded under U.S. GAAP. From July 1, 2002, Australian GAAP has adopted hyper-inflationary accounting consistent with U.S. GAAP.

(l) Statements of cash flows

Under Australian GAAP, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under U.S. GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts, the changes in which would be presented as a financing activity in the consolidated statements of cash flows (refer to Statement of Cash Flows).

For U.S. GAAP purposes, restricted cash deposits (A$15.3 million at June 30, 2002 and nil at June 30, 2003) are disclosed separately from cash and cash equivalents in the statement of financial position. In addition, restricted cash deposits are not included in total cash and cash equivalents in the statement of cash flows.

(m) Amortization of discount on 7.5% Notes

When debt with detachable options is issued, U.S. GAAP requires the relative fair value of the options to be measured and allocated to share capital. As a result of allocating a portion of the proceeds equal to the fair value of the 2003 Options to share capital, a discount on the 7.5% Notes was recognized. The discount resulting from such allocation is recognized as interest expense over the life of the 7.5% Notes. The original face amount of the 7.5% Notes was A$300.0 million and the discount recognized on the date of issuance resulting from the detachable options was A$12.5 million. The effective interest rate of the 7.5% Notes was approximately 8.4% and the carrying amount at June 30, 2001 under U.S. GAAP was A$260.4 million. The 7.5% Notes were redeemed during the year ended June 30, 2002 and the unamortized discount balance of A$5.5 million was included in the A$90.3 million loss on extinguishment of debt (refer (n) below for further details). Australian GAAP is less prescriptive in determining the fair value for debt with detachable options than U.S. GAAP. Under Australian GAAP, all of the proceeds were allocated to the debt and, as a result, no discount was recognized.

(n) Loss on extinguishment of debt

The 7.5% Notes were redeemed in August 2001. The holders of the 7.5% Notes who participated in the Notes Buy Back Offer received consideration consisting of cash and CP Shares. Under Australian GAAP, the total consideration paid to extinguish the Notes was based on the cash paid and the issue price of the CP Shares of A$0.30 per share. The combination of the cash and the issue price of the CP Shares was equivalent to the carrying amount of the 7.5% Notes redeemed as part of the Notes Buy Back Offer and, as a result, no gain or loss was recognized upon extinguishment under Australian GAAP.

Under U.S. GAAP, the consideration paid to extinguish the 7.5% Notes was based on the cash paid and the fair value of the CP Shares issued (as determined by quoted market prices). As a result, a loss was recorded on the extinguishment of the 7.5% Notes under U.S. GAAP. Of the A$90.3 million loss recorded on the debt extinguishment, A$5.5 million is attributable to the lower carrying amount of the 7.5% Notes with detachable options (2003 Options) issued in August 1998.

In April 2002 the FASB issued Statement of Financial Accounting Standards No.145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections." As a result of the rescission of Statement No.4, the loss on extinguishment of debt, which was previously presented as an extraordinary item, has been reclassified as an ordinary loss upon the adoption of Statement No.145, which became effective for the Group in the fiscal year that began July 1, 2002.

(o) Amortization of deferred expenditure

Certain expenditures, consisting of start up costs, have been capitalized for Australian GAAP purposes and are being amortized over their estimated useful lives. Under U.S. GAAP, such costs are not capitalized but are expensed as incurred.

(p) Equity method investment

Under Australian GAAP, investments in associates are carried at the lower of equity accounted carrying value and recoverable amount. The determination of recoverable amount requires an assessment of the estimated proceeds on the ultimate disposal of an asset. A write down of an associate to recoverable amount was recorded for Australian GAAP due to a continued decline in both operating results and share price at June 1997. The Group has maintained this investment at the June 1997 written down value through the year ended June 30, 2001, which continued to represent the investment's estimated recoverable amount (which is less than the equity accounted carrying value). The 2002 Australian GAAP result includes a further write down in the recoverable amount of this investment.

U.S. GAAP permits a write down of equity investments in the event of an "other than temporary decline" in value. An "other than temporary decline" might include, but is not limited to, an inability to recover the carrying amount of the investment or an inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment. At the time of the original write down for Australian GAAP in the year ended June 30, 1997, a similar write down was recorded for U.S. GAAP. As a result of a continued low stock price, the Group recorded an additional impairment of this equity method investment for U.S. GAAP purposes in the year ended June 30, 2002 to reflect an other than temporary decline in its value. Subsequent to the write downs in 1997 and 2002, equity in earnings have been recorded for U.S. GAAP purposes through June 30, 2003.

(q) Sale of discontinued operations and other properties

As described above in note 33(a) and note 33(b), certain assets, including intangibles assets and land and buildings, have been revalued under Australian GAAP. The revaluations have been reversed for U.S. GAAP, and the corresponding U.S. GAAP amortization expense through the fiscal year ended June 30, 2002, or depreciation expense on these assets has been recorded based on historical cost. Consequently, certain intangible assets and land and buildings have a net book value that differs between Australian GAAP and U.S. GAAP. When these assets are sold, the resulting gain or loss differs between Australian GAAP and U.S. GAAP.

During the year ended June 30, 2003, the Group sold its terminals and industrial vinegar businesses and its South Yarra property, resulting in additional gains of A$3.3 million, A$12.4 million and A$1.8 million, respectively, under U.S. GAAP due to the differences in net book values.

(r) Foreign currency translation

Australian GAAP permits unrealized foreign exchange gains and losses on foreign currency borrowings to be recorded within the foreign currency translation reserve (equity) if:

1. the balance represents part of a net investment in a self sustaining foreign operation; or
2. to the extent the balance represents a hedge of monetary amount forming part of a net investment in a self sustaining foreign operation.

Prior to fiscal 2003, for Australian GAAP purposes the Group's total foreign currency borrowings were considered to be part of the net monetary investment in self sustaining foreign operations and net gains resulting from the excess of U.S. dollar borrowings over U.S. dollar net investments were recorded in the foreign currency translation reserve. As a result of changes in the Company's borrowings during the year ended June 30, 2003, the Group recorded an unrealized foreign exchange gain of A$139.1 million resulting from the excess of U.S. dollar borrowings over U.S. dollar net investments under Australian GAAP.

Under U.S. GAAP, gains and losses on foreign currency transactions that are designated as, and are effective as, economic hedges of a net investment in a foreign entity are recorded in the same manner as translation adjustments (i.e. as currency translation adjustments within accumulated other comprehensive income, a component of shareholders' equity). An excess economic hedge position (e.g., the excess of U.S. dollar borrowings over U.S. dollar net investments) results in a transaction gain or loss, which is recorded in the statement of financial performance. A transaction gain was recorded for U.S. GAAP purposes resulting from the Group's excess economic hedge position over its net investment in foreign operations at June 30, 2002. No additional foreign exchange adjustment was necessary for U.S. GAAP purposes for the year ended June 30, 2003.

(s) Sale of non current assets

Under Australian GAAP, proceeds from the sale of non current assets are recorded as other revenues from ordinary activities and the basis of the assets sold is included in expenses. Under U.S. GAAP, the difference between the sales proceeds and the cost basis of the assets sold is presented as a net gain or loss and included in the determination of operating income.

(t) Cumulative effect of change in accounting policy

Upon initial adoption of revised Australian Accounting Standard AASB 1028 "Employee Benefits", an adjustment of A$0.3 million was recorded against opening retained earnings as of July 1, 2002. Under U.S. GAAP, this cumulative effect of a change in accounting policy has been recorded in net profit.

(u) Provisions for restructuring costs

Following the acquisitions of Goodman Fielder and Fleischmann's Latin America, the Group established certain provisions for redundancy and restructuring costs related to its commitment to the rationalization of these businesses. Under Australian GAAP, these provisions do not meet the criteria for recognition of a pre-acquisition liability, as the plans were not announced and committed to as of the date of acquisition. Consequently, these costs were expensed in the year ended June 30, 2003.

Under U.S. GAAP, Emerging Issues Task Force ("EITF") 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination", addresses issues concerning the timing of recognition of liabilities with respect to certain employee termination benefits and other costs to exit an activity arising from a purchase business combination. Based on the criteria detailed in this standard, the restructuring costs that were expensed by the Group under Australian GAAP have been recorded as a liability assumed as of the acquisition date with a corresponding increase in goodwill under U.S. GAAP. Additional goodwill of A$47.2 million was recognized under U.S. GAAP.

(v) Supplemental business combinations disclosure

The Company has accounted for acquisitions subsequent to June 30, 2001 under Statement of Financial Accounting Standards No. 141, "Business Combinations" (Statement No. 141) and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" (Statement No. 142). For purchase acquisitions completed prior to June 30, 2001, the Company accounted for acquisitions under Accounting Principles Board Opinion No. 16, "Business Combinations."

As detailed in Note 30, the Group acquired Goodman Fielder and the Fleischmann's Latin American yeast and industrial bakery ingredients business during the year ended June 30, 2003. Both acquisitions reflect the on-going pursuit of the Company's strategy of organic and acquisitive growth in yeast and other food and non alcoholic beverage businesses.

The purchase price allocations for these acquisitions have been prepared on a preliminary basis, and reasonable changes are expected as additional information becomes available due to the proximity of these acquisitions to our fiscal year end and our on-going review of the acquired businesses. Following is a summary of the estimated fair values of the assets acquired and liabilities assumed as of the date of the acquisition:

	Goodman Fielder			Fleischmann's Latin America			Total		
(A$ millions)	AGAAP	US GAAP Adjustments	US GAAP	AGAAP	US GAAP Adjustments	US GAAP	AGAAP	US GAAP Adjustments	US GAAP
Current assets	642.6	-	642.6	13.4	-	13.4	656.0	-	656.0
Property, plant and equipment	703.7	-	703.7	28.2	-	28.2	731.9	-	731.9
Intangible assets	650.9	-	650.9	40.3	-	40.3	691.2	-	691.2
Goodwill	1,239.2	119.2	1,358.4	137.6	7.0	144.6	1,376.8	126.2	1,503.0
Other assets	79.5	3.9	83.4	1.8	0.9	2.7	81.3	4.8	86.1
Total assets acquired	3,315.9	123.1	3,439.0	221.3	7.9	229.2	3,537.2	131.0	3,668.2
Current liabilities	1,074.7	-	1,074.7	9.4	-	9.4	1,084.1	-	1,084.1
Restructuring provisions	70.3	48.7	119.0	-	3.3	3.3	51.3	52.0	122.3
Non-current liabilities	162.5	74.4	236.9	-	4.6	4.6	162.5	79.0	241.5
Total liabilities assumed	1,307.5	123.1	1,430.6	9.4	7.9	17.3	1,316.9	131.0	1,447.9
Outside equity interests	9.6	-	9.6	-	-	-	9.6	-	9.6
Net assets acquired	1,998.8	-	1,998.8	211.9	-	211.9	2,210.7	-	2,210.7

Based on existing tax law, none of the acquired goodwill is expected to be deductible for tax purposes.

The following summary unaudited proforma condensed consolidated financial information for the years ended June 30, 2002 and 2003 shows the estimated proforma impact on our consolidated financial statements of the following transactions:

- the sale of our terminals and vinegar businesses during the year ended June 30, 2003;
- our acquisition of Goodman Fielder, including the indebtedness we have incurred to finance the acquisition; and
- the disposal by Goodman Fielder of its milling business and its ingredients business segment.

The summary unaudited proforma condensed consolidated financial information is based on management's current estimates of, and good faith assumptions regarding, the adjustments arising from the transactions described above. The unaudited proforma adjustments are based on currently available information and actual adjustments could differ materially from our current estimates. Although the unaudited condensed consolidated financial information gives effect to our acquisition of the Fleischmann's Latin America yeast and industrial bakery ingredients business from Kraft Foods International, as this business was operated within Kraft Foods prior to its acquisition by the Company and Kraft Foods did not maintain discrete accounts for this business, the Company lacks certain historical information regarding the Fleischmann's business required to make all adjustments needed to give complete pro forma effect to this acquisition.

The summary unaudited proforma condensed consolidated financial information does not purport to represent what the financial position and results of operations actually would have been had the acquisition of Goodman Fielder, the financing for the acquisition and the other transactions reflected in this presentation been consummated on the dates indicated or to project the financial position as of any future date or the result of operations for any future period.

The summary unaudited pro-forma condensed consolidated statements of financial performance for the years ended June 30, 2002 and 2003 give effect to our acquisition of Goodman Fielder, the financing for the acquisition and the other transactions reflected in this presentation as if they had occurred on July 1, 2001.

Statement of Financial Performance Data	Burns Philp Group	Goodman Fielder[(1)]	Pro-forma
	(A$ million, except earnings per share)		
Year ended June 30, 2002			
Revenue from sale of goods	1,292.8	2,957.5	3,628.9
Net profit / (loss) under Australian GAAP [(2)]	146.2	162.4	(10.7)
Net profit / (loss) under U.S. GAAP [(2)]	15.0	127.5	(148.6)
Basic earnings / (loss) per share (cents per share)			
- Australian GAAP	17.3		(2.0)
- U.S. GAAP	(0.1)		(12.2)
Diluted earnings/(loss) per share (cents per share)			
- Australian GAAP	6.3		(0.4)
- U.S. GAAP	0.6		(5.9)
Year ended June 30, 2003			
Revenue from sale of goods	1,880.2	1,912.3	3,581.3
Net profit under Australian GAAP [(3)]	170.0	54.5	77.7
Net profit under U.S. GAAP [(3)]	257.2	83.1	207.8
Basic earnings per share (cents per share)			
- Australian GAAP	14.4		5.7
- U.S. GAAP	22.6		18.0
Diluted earnings per share (cents per share)			
- Australian GAAP	6.8		3.1
- U.S. GAAP	10.4		8.3

(1) Financial data for the year ended June 30, 2003 represents results for the period from July 1, 2002 to the date of acquisition.

(2) The unaudited proforma net loss for the year ended June 30, 2002 under Australian GAAP includes a net individually significant loss of A$103.0 million before tax, related to a provision of A$10.1 million against prepaid slotting allowance and accounts receivable from a major customer, an A$25.1 million provision for closure costs and a writedown of the carrying amount of plant and equipment in respect of the Oakland, California yeast plant, and an A$67.8 million provision for restructuring costs recorded by Goodman Fielder. Individually significant tax items included in the unaudited proforma net loss for the year ended June 30, 2002 include an A$47.9 million deferred tax benefit recorded on the recoupment of United States tax losses which were not previously recognized, and an A$15.8 million deferred tax benefit recognized on the provisions for restructuring costs recorded by Goodman Fielder.

Individually significant items recognized in the unaudited proforma net loss under U.S. GAAP include, in addition to the items listed above, a net A$90.3 million loss recorded on the extinguishment of debt, and A$27.5 million of additional restructuring costs recorded by Goodman Fielder, which were previously recorded under Australian GAAP. Individually significant tax items recorded under U.S. GAAP exclude A$39.0 million of the deferred tax benefit which was previously recorded under U.S. GAAP.

(3) The unaudited pro-forma net profit for the year ended June 30, 2003 under Australian GAAP includes a net individually significant gain of A$61.1 million before tax, related to an A$139.1 million unrealized foreign currency gain recorded on our U.S. dollar denominated borrowings which do not effectively hedge our U.S. dollar net investment, an A$6.6 million gain on the sale of property in South Yarra, Australia, offset by A$52.0 million of expenses arising from our restructuring of Goodman Fielder and Fleischmann's Latin America, and an A$32.6 million provision for restructuring costs recorded by Goodman Fielder prior to our acquisition. Individually significant tax items included in the unaudited proforma net profit for the year ended June 30, 2003 include an A$9.0 million deferred tax benefit recorded on the recoupment of United States tax losses which were not previously recognized, an A$8.6 million deferred tax benefit recognized on the provisions for restructuring costs recorded by Goodman Fielder prior to our acquisition, offset by an A$4.6 million tax expense arising from a change in subsidiary ownership.

Individually significant items recognized in the unaudited proforma net profit under U.S. GAAP include the items listed above, except for A$52.0 million of restructuring costs recognized following our acquisition of Goodman Fielder and Fleischmann's Latin America.

(w) New U.S. accounting pronouncements

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure an amendment of Statement No. 123." This Statement amends Statement No. 123, "Accounting for Stock Based Compensation," to provide alternative methods of voluntarily transitioning to the fair value-based method of accounting for stock-based employee compensation. Statement No. 148 also amends the disclosure requirements of Statement No. 123 to require more prominent disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim Financial statements. The disclosure provisions are effective for us from July 1, 2002. The adoption of Statement No. 148 did not have a material impact on the Group's consolidated results or financial position under U.S. GAAP.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. This Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of this Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Group's financial statements. The adoption of this interpretation has not resulted in any additional disclosure as the Group has not provided any guarantees of indebtedness to others.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." This Interpretation requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. In October 2003, the FASB postponed the applicability of Interpretation 46 to many variable interest entities. This Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For companies with a variable interest in a variable interest entity created before February 1, 2003, this Interpretation, as amended, applies no later than the beginning of the first interim or annual reporting period ending after December 15, 2003. This Interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Group will consolidate or disclose information about variable interest entities when the Interpretation becomes effective. This Interpretation did not have a material impact on the Group's consolidated results or financial position on the date of adoption.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement No. 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement No. 149 amends certain other existing pronouncements. This Statement is effective for contracts entered into or modified after June 30, 2003, except for hedging relationship designated after June 30, 2003. The provisions of this Statement that relate to Statement No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of *when-issued* securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. We do not expect the adoption of Statement No. 149 to have a material impact on the Group's consolidated results or financial position under U.S. GAAP.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This statement requires issuers to classify as liabilities (or assets in some circumstances) three classes of freestanding financial instruments (presently classified as equity) that embody obligations for the issuer. Generally, this statement is effective for financial instruments entered into or modified after May 31, 2003 and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the adoption of this standard to have a material impact on the Group's financial position or net profit.

In November 2002, the EITF reached a consensus on Issue 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." This Issue provides guidance on how a customer, including a reseller, should characterize consideration received from a vendor (Issue 1) and when the customer should recognize that consideration in the income statement (Issue 2). The consensus on Issue 1 should be applied to fiscal periods beginning after December 15, 2002. The consensus on Issue 2 is effective for arrangements entered into after November 21, 2002. As the guidance is applicable to customers, including resellers, that sell goods or services to a vendor (that is, resellers and vendors that sell goods or services to each other) and end-users that receive cash consideration from a vendor, the adoption of the consensus on Issue 2 did not have any impact on the Group's financial position or net profit. Likewise, we do not expect that the adoption of Issue 1 will have an impact on the Group's financial position or net profit.

(x) Sales incentives

In May 2000 the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue 00-14, "Accounting for Certain Sales Incentives." The Issue addresses recognition and statement of financial performance classification of certain sales incentives. In April 2001, the EITF reached a consensus on Issue 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." The Issue addresses when consideration from a vendor is either (a) an adjustment of the selling prices of the vendor's products to the retailer and, therefore, should be deducted from revenue when recognized in the vendor's statement of financial performance or (b) a cost incurred by the vendor for assets or services provided by the retailer to the vendor and, therefore, should be included as a cost or an expense when recognized in the vendor's statement of financial performance. These Issues were subsequently codified in EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Issue 01-9 was effective for the Group in the fiscal year ended June 30, 2002. The adoption of these Issues results only in the reclassification of certain short and long term rights to retail store shelf space, sales incentive and trade promotion expenses from selling, marketing and distribution expense to a reduction of revenue from sale of goods. The adoption does not affect the Group's financial position or net profit. After adjusting for the reclassification of revenue recorded under Australian GAAP, referred to in note 1(j), the impact of this change for the years ended June 30, 2001, 2002 and 2003, was a reduction in revenue and selling, marketing and distribution expense of A$24.2 million, A$32.5 million and A$23.4 million, respectively, under U.S. GAAP.

(y) Off-balance sheet arrangements

In 1990, a subsidiary of Goodman Fielder entered into a structured borrowing arrangement whereby monies were borrowed and a portion of the borrowings were invested in risk-free assets which were placed into a trust to meet the repayments of liabilities maturing in 2005 ("1990 refinancing transactions"). The value and maturity of the risk-free assets reflect the value and maturity of the liabilities. Upon maturity of the liabilities, the trust is obliged to repay these liabilities on behalf of Goodman Fielder out of the proceeds from the redemption of the risk-free assets. The structure of this arrangement was such that the likelihood of Goodman Fielder being called upon to repay these liabilities was remote.

As of June 30, 2003, under Australian GAAP, this arrangement is accounted for as a legal set-off transaction, where the liabilities are set off by the risk-free assets and recorded off balance sheet. Under U.S. GAAP, the structure of this arrangement is such that, under FASB Technical Bulletin 84-4, this transaction does not meet the criteria for debt defeasance, nor does the transaction qualify for set-off under FASB Interpretation No.39. Consequently, the risk-free assets and liabilities are recognized on the statement of financial position under U.S. GAAP. As of June 30, 2003, the value of the risk-free assets and liabilities are both A$394.7 million.

Subsequent to June 30, 2003, the Company has entered into an agreement which unwinds the various transactions that are the subject of the 1990 refinancing transactions. As a consequence of unwinding the 1990 refinancing transactions, the value of the risk-free assets and liability will no longer be recognized on our statement of financial position under U.S. GAAP.

(z) Condensed consolidating guarantor financial information

In connection with an offer by Burns Philp Capital Pty Limited, a wholly owned subsidiary of Burns, Philp & Company Limited, to sell U.S.$400 million of senior subordinated notes due 2012 and an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$210 million of senior subordinated notes due 2011 (collectively referred to as the "senior subordinated notes"), and in connection with an offer by Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc. to sell U.S.$100 million of senior notes due 2010 (referred to as the "senior notes"), Burns, Philp & Company Limited and certain of its subsidiaries have guaranteed Burns Philp Capital Pty Limited's and Burns Philp Capital (U.S.) Inc.'s obligations to pay principal and interest on the senior notes and senior subordinated notes (collectively, "the notes"). The guarantors of the notes include Burns, Philp & Company Limited and certain of its wholly owned subsidiaries. The senior subordinated notes are fully and unconditionally guaranteed on an unsecured senior and, in the case of the senior subordinated notes, subordinated, joint and several basis by Burns, Philp & Company Limited and certain of its wholly owned subsidiaries.

The following condensed consolidating financial information presents:

(1) Condensed consolidating statements of financial position as of June 30, 2002 and 2003 and the related statements of financial performance and cash flows for each of the years in the three year period ended June 30, 2003, of

- (a) Burns, Philp & Company Limited, the parent;
- (b) Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., the issuers;
- (c) the other guarantor subsidiaries;
- (d) the non guarantor subsidiaries; and
- (e) the Group on a consolidated basis, and

(2) Adjustments and elimination entries necessary to consolidate Burns, Philp & Company Limited, the parent, with the issuers and guarantor and non guarantor subsidiaries.

Investments in subsidiaries are accounted for by the parent using the equity method of accounting. The guarantor and non guarantor subsidiaries are presented on a combined basis. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial performance for the year ended June 30, 2001						
Revenue from sale of goods	-	-	1,040.6	350.3	-	1,390.9
Revenue from rendering services	-	-	30.7	-	-	30.7
Other revenues from ordinary activities	11.1	-	9.1	9.8	(11.1)	18.9
Total revenue	11.1	-	1,080.4	360.1	(11.1)	1,440.5
Costs and expenses:						
Cost of sales	-	-	565.1	219.4	-	784.5
Cost of services	-	-	15.5	-	-	15.5
Selling, marketing and distribution	-	-	290.2	55.4	-	345.6
General and administrative	14.3	-	73.0	45.7	(11.1)	121.9
Total costs and expenses	14.3	-	943.8	320.5	(11.1)	1,267.5
Operating income	(3.2)	-	136.6	39.6	-	173.0
Interest expense	(1.2)	-	(95.2)	(34.3)	34.9	(95.8)
Interest income	0.6	-	20.6	26.7	(34.9)	13.0
Share of net profit of associates accounted for using the equity method	-	-	10.4	2.0	-	12.4
Minority interests	-	-	-	(2.0)	-	(2.0)
Profit before income taxes	(3.8)	-	72.4	32.0	-	100.6
Income tax expense	(0.3)	-	(5.0)	(6.8)	-	(12.1)
Equity in earnings of subsidiaries	92.6	-	36.8	6.6	(136.0)	-
Australian GAAP net profit	88.5	-	104.2	31.8	(136.0)	88.5
U.S. GAAP adjustments						
Property, plant and equipment revaluations	0.7	-	0.6	0.1	(0.7)	0.7
Amortization of intangible assets	4.0	-	3.2	0.8	(4.0)	4.0
Pension plans	(0.7)	-	(0.7)	-	0.7	(0.7)
Valuation allowance for deferred tax assets	24.9	-	25.8	-	(25.8)	24.9
Derivative financial instruments	(17.2)	-	(17.2)	-	17.2	(17.2)
Amortization of goodwill	(1.1)	-	(1.1)	(0.3)	1.4	(1.1)
Reversal of asset impairments	(3.3)	-	(3.3)	(3.3)	6.6	(3.3)
Hyperinflation adjustment	(2.9)	-	(2.9)	(2.9)	5.8	(2.9)
Amortization of discount on 7.5% Notes	(2.4)	-	-	-	-	(2.4)
Amortization of deferred expenditure	0.2	-	0.2	0.2	(0.4)	0.2
Equity method investment	0.5	-	0.5	0.5	(1.0)	0.5
Tax effect of U.S. GAAP adjustments	2.3	-	1.4	-	(1.4)	2.3
U.S. GAAP net profit	93.5	-	110.7	26.9	(137.6)	93.5

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2001						
Total current assets	0.9	-	429.0	190.3	(6.5)	613.7
Net property, plant and equipment	0.2	-	460.4	243.5	-	704.1
Goodwill and other intangibles	-	-	299.1	108.4	-	407.5
Investments	273.6	-	697.9	84.3	(981.3)	74.5
Intra-group receivables	44.0	-	100.4	765.6	(910.0)	-
Total other assets	1.6	-	46.2	13.2	-	61.0
Total assets	320.3	-	2,033.0	1,405.3	(1,897.8)	1,860.8
Total current liabilities	10.7	-	422.3	84.1	(6.5)	510.6
Long term debt	13.5	-	749.2	266.2	-	1,028.9
Other long term liabilities	0.4	-	35.4	7.6	-	43.4
Intra-group payables	43.0	-	729.9	137.1	(910.0)	-
Total liabilities	67.6	-	1,936.8	495.0	(916.5)	1,582.9
Australian GAAP shareholders' equity	252.7	-	96.2	910.3	(981.3)	277.9
U.S. GAAP adjustments						
Outside equity interests	-	-	-	(25.2)	-	(25.2)
Property, plant and equipment revaluations	(26.3)	-	(25.9)	(0.4)	26.3	(26.3)
Intangible assets	(248.3)	-	(248.3)	(37.7)	286.0	(248.3)
Pension plans	(2.0)	-	(2.0)	-	2.0	(2.0)
Valuation allowance for deferred tax assets	49.5	-	47.2	-	(47.2)	49.5
Derivative financial instruments	(4.3)	-	(4.3)	-	4.3	(4.3)
Goodwill	53.5	-	53.5	6.8	(60.3)	53.5
Reversal of asset impairments	(3.3)	-	(3.3)	(3.3)	6.6	(3.3)
Revaluations of equity method investments	(14.9)	-	(14.9)	(0.5)	15.4	(14.9)
Hyperinflation adjustment	3.5	-	3.5	3.5	(7.0)	3.5
Discount on 7.5% Notes	5.9	-	-	-	-	5.9
Deferred expenditure	(0.8)	-	(0.8)	(0.8)	1.6	(0.8)
Equity method investment	6.1	-	6.1	6.1	(12.2)	6.1
Tax effect of U.S. GAAP adjustments	(11.2)	-	(11.2)	-	11.2	(11.2)
U.S. GAAP shareholders' equity/(deficit)	60.1	-	(104.2)	858.8	(754.6)	60.1

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of cash flows for the year ended June 30, 2001						
Net operating cash flows	(4.7)	-	123.2	(0.1)	-	118.4
Net investing cash flows	(30.1)	-	(12.0)	(47.7)	-	(89.8)
Net financing cash flows	34.6	-	(93.4)	41.3	-	(17.5)
Net increase in cash held	(0.2)	-	17.8	(6.5)	-	11.1
Cash at beginning of period	0.1	-	140.1	47.3	-	187.5
Exchange rate adjustments	-	-	14.4	3.0	-	17.4
Australian GAAP cash at end of period	(0.1)	-	172.3	43.8	-	216.0
U.S. GAAP adjustments						
Bank overdrafts	0.1	-	0.4	1.7	-	2.2
U.S. GAAP cash at end of period	-	-	172.7	45.5	-	218.2

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial performance for the year ended June 30, 2002						
Revenue from sale of goods	-	-	1,056.8	304.9	-	1,361.7
Revenue from rendering services	-	-	29.9	-	-	29.9
Other revenues from ordinary activities	20.7	-	5.1	1.3	(20.7)	6.4
Total revenue	20.7	-	1,091.8	306.2	(20.7)	1,398.0
Costs and expenses:						
Cost of sales	-	-	553.9	176.6	-	730.5
Cost of services	-	-	21.1	-	-	21.1
Selling, marketing and distribution	-	-	274.7	45.1	-	319.8
General and administrative	16.7	0.3	61.5	41.5	(5.3)	114.7
Individually significant items	-	-	35.2	-	-	35.2
Total costs and expenses	16.7	0.3	946.4	263.2	(5.3)	1,221.3
Operating income	4.0	(0.3)	145.4	43.0	(15.4)	176.7
Interest expense	(0.1)	(1.8)	(79.5)	(14.4)	22.9	(72.9)
Interest income	9.3	0.3	12.4	7.9	(22.9)	7.0
Share of net profit of associates accounted for using the equity method	-	-	8.1	2.0	-	10.1
Minority interests	-	-	-	(3.3)	-	(3.3)
Profit/(loss) before income taxes	13.2	(1.8)	86.4	35.2	(15.4)	117.6
Income tax benefit/(expense)	3.7	-	36.2	(11.3)	-	28.6
Equity in earnings of subsidiaries	129.3	-	37.6	6.3	(173.2)	-
Australian GAAP net profit/(loss)	146.2	(1.8)	160.2	30.2	(188.6)	146.2
U.S. GAAP adjustments						
Property, plant and equipment revaluations	1.4	-	1.4	0.3	(1.7)	1.4
Amortization of intangible assets	7.3	-	7.3	1.3	(8.6)	7.3
Valuation allowance for deferred tax assets	(39.0)	-	(39.0)	-	39.0	(39.0)
Derivative financial instruments	(9.5)	-	(9.5)	-	9.5	(9.5)
Amortization of goodwill	(0.5)	-	(0.5)	0.5	-	(0.5)
Hyperinflation adjustment	(2.3)	-	(2.3)	(2.3)	4.6	(2.3)
Amortization of discount on 7.5% Notes	(0.4)	-	-	-	-	(0.4)
Loss on extinguishment of debt	(90.3)	-	-	-	-	(90.3)
Amortization of deferred expenditure	0.2	-	0.2	0.2	(0.4)	0.2
Equity method investment	(2.2)	-	(2.2)	(2.2)	4.4	(2.2)
Foreign currency translation	5.0	-	5.0	-	(5.0)	5.0
Tax effect of U.S. GAAP adjustments	(0.9)	-	(0.9)	-	0.9	(0.9)
U.S. GAAP net profit/(loss)	15.0	(1.8)	119.7	28.0	(145.9)	15.0

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2002						
Total current assets	23.8	695.5	406.7	120.0	(11.0)	1,235.0
Net property, plant and equipment	0.1	-	405.7	171.4		577.2
Goodwill and other intangibles		-	266.8	52.6		319.4
Investments	198.8	-	528.2	85.8	(747.5)	65.3
Intra-group receivables	251.5	-	102.8	447.3	(801.6)	-
Total other assets	-	18.3	128.0	21.3		167.6
Total assets	474.2	713.8	1,838.2	898.4	(1,560.1)	2,364.5
Total current liabilities	9.4	1.7	340.9	55.7	(11.0)	396.7
Long term debt	-	711.0	738.7	-		1,449.7
Other long term liabilities	0.5	-	30.3	7.8		38.6
Intra-group payables	3.7	0.9	658.8	138.2	(801.6)	-
Total liabilities	13.6	713.6	1,768.7	201.7	(812.6)	1,885.0
Australian GAAP shareholders' equity/(deficit)	460.6	0.2	69.5	696.7	(747.5)	479.5
U.S. GAAP adjustments						
Outside equity interests	-	-	-	(18.9)	-	(18.9)
Property, plant and equipment revaluations	(24.3)	-	(24.3)	(1.4)	25.7	(24.3)
Intangible assets	(216.6)	-	(216.6)	(24.3)	240.9	(216.6)
Pension plans	(5.3)	-	(5.3)	-	5.3	(5.3)
Valuation allowance for deferred tax assets	5.1	-	5.1	-	(5.1)	5.1
Derivative financial instruments	(17.0)	-	(17.0)	-	17.0	(17.0)
Goodwill	49.2	-	49.2	1.8	(51.0)	49.2
Reversal of asset impairments	(2.9)	-	(2.9)	(2.9)	5.8	(2.9)
Revaluations of equity method investments	(13.1)	-	(13.1)	(0.4)	13.5	(13.1)
Hyperinflation adjustment	3.4	-	3.4	3.4	(6.8)	3.4
Deferred expenditure	(0.6)	-	(0.6)	(0.6)	1.2	(0.6)
Equity method investment	3.9	-	3.9	3.9	(7.8)	3.9
Tax effect of U.S. GAAP adjustments	(6.6)	-	(6.6)	-	6.6	(6.6)
U.S. GAAP shareholders' equity/(deficit)	235.8	0.2	(155.3)	657.3	(502.2)	235.8

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of cash flows for the year ended June 30, 2002						
Net operating cash flows	11.4	0.1	175.7	41.9	(16.0)	213.1
Net investing cash flows	27.1	-	(50.7)	(50.2)	(32.0)	(105.8)
Net financing cash flows	(15.9)	682.0	(118.5)	11.8	48.0	607.4
Net increase in cash held	22.6	682.1	6.5	3.5	-	714.7
Cash at beginning of period	(0.1)	-	172.3	43.8	-	216.0
Exchange rate adjustments	(1.5)	13.2	(5.8)	(13.9)	-	(8.0)
Australian GAAP cash at end of period	21.0	695.3	173.0	33.4	-	922.7
U.S. GAAP adjustments						
Bank overdrafts	-	-	-	0.9	-	0.9
U.S. GAAP cash at end of period	21.0	695.3	173.0	34.3	-	923.6

NOTE 33. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES DISCLOSURES (CONT.)

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial performance for the year ended June 30, 2003						
Revenue from sale of goods	-	-	891.4	988.8	-	1,880.2
Revenue from rendering services	-	-	-	7.0	-	7.0
Proceeds from disposal of non current assets and businesses						
- Individually significant items	-	-	169.6	-	-	169.6
- Other	-	-	17.8	5.7	-	23.5
Net foreign currency gains/(losses)	-	158.2	(72.6)	44.4	9.1	139.1
Other revenues from ordinary activities	6.6	-	2.8	1.0	(6.4)	4.0
Total revenue	6.6	158.2	1,009.0	1,046.9	2.7	2,223.4
Costs and expenses:						
Cost of sales	-	-	(478.7)	(640.8)	-	(1,119.5)
Cost of services	-	-	-	(5.4)	-	(5.4)
Selling, marketing and distribution	-	-	(191.5)	(186.9)		(378.4)
General and administrative						
- Individually significant	-	-	(157.7)	(38.8)	0.5	(196.0)
- Other	(13.0)	-	(93.3)	(93.7)	4.5	(195.5)
Total costs and expenses	(13.0)	-	(921.2)	(965.6)	5.0	(1,894.8)
Operating income	(6.4)	158.2	87.8	81.3	7.7	328.6
Interest expense	(0.5)	(80.3)	(180.6)	(21.6)	108.2	(174.8)
Interest income	22.0	76.9	23.2	4.1	(108.2)	18.0
Share of net profit of associates accounted for using the equity method	-	-	9.4	1.7	-	11.1
Minority interests	-	-	-	(5.0)	0.7	(4.3)
Profit/(loss) before income taxes	15.1	154.8	(60.2)	60.5	8.4	178.6
Income tax benefit/(expense)	6.2	-	-	(14.1)	(0.7)	(8.6)
Equity in earnings of subsidiaries	148.7	-	46.4	6.5	(201.6)	-
Australian GAAP net profit/(loss)	170.0	154.8	(13.8)	52.9	(193.9)	170.0
U.S. GAAP adjustments						
Property, plant and equipment revaluations	0.8	-	0.8	0.3	(1.1)	0.8
Amortization of intangible assets	13.3	-	13.3	6.7	(20.0)	13.3
Pension plans	(0.2)	-	(0.2)	-	0.2	(0.2)
Derivative financial instruments	(9.0)	-	(9.0)	-	9.0	(9.0)
Amortization of goodwill	21.8	-	21.8	21.0	(42.8)	21.8
Amortization of deferred expenditure	0.2	-	0.2	0.2	(0.4)	0.2
Equity method investment	(4.2)	-	(4.2)	-	4.2	(4.2)
Gain on disposal of discontinued operations and other properties	17.5	-	17.5	-	(17.5)	17.5
Provision for restructuring costs	52.0	-	52.0	52.0	(104.0)	52.0
Cumulative effect of change in accounting policy	(0.3)	-	(0.3)	-	0.3	(0.3)
Tax effect of U.S. GAAP adjustments	(4.7)	-	(4.7)	(4.7)	9.4	(4.7)
U.S. GAAP net profit	257.2	154.8	73.4	128.4	(356.6)	257.2

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of financial position as of June 30, 2003						
Total current assets	7.5	0.3	291.4	671.8	(37.5)	933.5
Net property, plant and equipment	0.1	-	299.3	815.5	-	1,114.9
Goodwill and other intangibles	-	-	245.4	2,019.9	-	2,265.3
Investments	369.5	-	2,591.0	77.0	(2,979.2)	58.3
Intra-group receivables	424.4	1,204.5	627.3	421.3	(2,677.5)	-
Total other assets	-	42.6	154.8	34.7	-	232.1
Total assets	801.5	1,247.4	4,209.2	4,040.2	(5,694.2)	4,604.1
Total current liabilities	6.2	43.4	314.0	576.9	(37.5)	903.0
Long term debt	-	1,049.3	1,757.8	6.7	-	2,813.8
Other long term liabilities	0.5	-	35.8	92.7	-	129.0
Intra-group payables	62.0	-	2,010.7	604.8	(2,677.5)	-
Total liabilities	68.7	1,092.7	4,118.3	1,281.1	(2,715.0)	3,845.8
Australian GAAP shareholders' equity/(deficit)	732.8	154.7	90.9	2,759.1	(2,979.2)	758.3
U.S. GAAP adjustments						
Outside equity interests	-	-	-	(25.5)	-	(25.5)
Property, plant and equipment revaluations	(14.4)	-	(14.4)	(0.4)	15.3	(14.4)
Intangible assets	(168.8)	-	(168.8)	(23.1)	191.9	(168.8)
Pension plans	(8.6)	-	(8.6)	-	8.6	(8.6)
Valuation allowance for deferred tax assets	5.5	-	5.5	-	(5.5)	5.5
Derivative financial instruments	(26.5)	-	(26.5)	-	26.5	(26.5)
Goodwill	186.8	-	186.8	135.8	(322.6)	186.8
Reversal of asset impairments	(2.4)	-	(2.4)	(2.3)	4.7	(2.4)
Revaluations of equity method investments	(11.3)	-	(11.3)	(0.3)	11.6	(11.3)
Deferred expenditure	(0.5)	-	(0.5)	(0.5)	1.0	(0.5)
Equity method investment	(0.3)	-	(0.3)	-	0.3	(0.3)
Deferred taxes arising on acquisition	(76.0)	-	(76.0)	(76.0)	152.0	(76.0)
Tax effect of U.S. GAAP adjustments	(6.7)	-	(6.7)	(2.0)	8.7	(6.7)
U.S. GAAP shareholders' equity/(deficit)	609.6	154.7	(32.3)	2,764.3	(2,886.7)	609.6

A$ million	Parent	Issuers	Other Guarantor Entities	Non Guarantor Entities	Adjustments and Eliminations	Consolidated
Condensed consolidating statement of cash flows for the year ended June 30, 2003						
Net operating cash flows	8.1	41.4	140.8	13.1	(1.9)	201.5
Net investing cash flows	(97.5)	-	(2,006.4)	59.8	97.4	(1,946.7)
Net financing cash flows	68.9	(747.0)	1,842.5	(35.1)	(95.5)	1,033.8
Net increase in cash held	(20.5)	(705.6)	(23.1)	37.8	-	(711.4)
Cash at beginning of period	21.0	695.3	173.0	33.4	-	922.7
Exchange rate adjustments	0.2	10.6	(39.0)	(5.1)	-	(33.3)
Australian GAAP cash at end of period	0.7	0.3	110.9	66.1	-	178.0
U.S. GAAP adjustments						
Bank overdrafts	-	-	-	2.5	-	2.5
U.S. GAAP cash at end of period	0.7	0.3	110.9	68.6	-	180.5

Subsequent to June 30, 2003, certain Goodman Fielder Australia subsidiaries have become guarantors to the senior subordinated notes and the senior notes. During the year ended June 30, 2003, these entities contributed revenue of approximately A$464.9 million, incurred a net loss under Australian GAAP, including equity in earnings from subsidiaries, of A$12.6 million (which includes restructuring costs of A$48.7 million), and had total assets, including investments in subsidiaries, of approximately A$2,955.8 million.

(aa) *Allocation of interest expense to discontinued operations*

The Group has allocated interest expense to the Terminals and Vinegar businesses, being discontinued operations, in accordance with the allocation method described in EITF 87-24 "Allocation of Interest to Discontinuing Operations." The percentage of the consolidated interest allocated has been determined as the ratio of net assets to be sold to the sum of total net assets of the consolidated entity plus consolidated debt other than (a) debt of the discontinuing operation that will be assumed by the buyer and (b) debt that can be directly attributed to other operations of the enterprise. The percentage calculated has been applied to the consolidated interest expense, adjusted to exclude the interest expense from (a) debt of the discontinuing operation that will be assumed by the buyer and (b) debt that can be directly attributed to other operations of the enterprise.

The amount of interest allocated to the Terminals business was A$3.3 million, A$2.8 million and A$0.8 million for the years ended June 30, 2001, 2002 and 2003, respectively, and the amount of interest allocated to the Vinegar business was A$4.6 million, A$3.4 million and A$1.1 million for the years ended June 30, 2001, 2002 and 2003, respectively.

(ab) Unaudited events subsequent to balance date

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in December 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003, which will be offset against the A$53.0 million now required to be paid to the Australian Taxation Office. On December 23, 2003, Goodman Fielder paid A$16.5 million to the Australian Taxation Office. The balance of A$16.5 million plus A$0.3 million of interest is due to be paid on January 16, 2004. As of June 30, 2003 approximately A$33.0 million has been accrued.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Goodman Fielder Limited

We have audited the accompanying consolidated statements of financial position of Goodman Fielder Limited and Controlled Entities (the Company) as of June 30, 2002 and 2001, and the related consolidated statements of financial performance and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goodman Fielder Limited and Controlled Entities at June 30, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain respects from accounting principles generally accepted in the United States. The application of the accounting principles generally accepted in the United States would have affected the determination of consolidated net income for each of the three years in the period ended June 30, 2002 and the determination of the consolidated shareholders' equity at June 30, 2002 and 2001 to the extent summarized in note 42 to the consolidated financial statements.

ERNST & YOUNG

Sydney, Australia
September 18, 2002

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES
STATEMENT OF FINANCIAL PERFORMANCE
(for the year ended June 30 2002)

	Notes	Consolidated 2002	2001	2000
		(A$ million)		
Sales revenue	2	2,957.5	3,062.5	3,136.3
Cost of sales		(1,891.1)	(1,957.3)	(2,047.8)
Gross profit		1,066.4	1,105.2	1,088.5
Revenue generated from investing activities	2	462.2	157.5	49.8
Expenses relating to investing activities	3(d)	(307.1)	(172.8)	(9.5)
Marketing, selling and distribution expenses	3(d)	(606.8)	(633.1)	(581.6)
Production expenses	3(d)	(48.1)	(65.2)	(23.0)
Administration expenses	3(d)	(273.2)	(393.9)	(340.9)
Share of net profit (loss) from associate	36	(4.6)	-	-
Borrowing costs expensed	3	(64.7)	(66.8)	(63.5)
Profit (Loss) from ordinary activities before income tax expense		224.1	(69.1)	119.8
Income tax expense attributable to ordinary activities	5	(61.5)	(7.8)	(34.5)
Profit (Loss) from ordinary activities after income tax expense		162.6	(76.9)	85.3
Net profit attributable to outside equity interests		(0.2)	(1.4)	(2.3)
Net profit (loss) attributable to members of the parent entity		162.4	(78.3)	83.0
Net exchange differences on translation of foreign controlled entities	21	(22.9)	13.8	17.8
Total changes in equity other than those resulting from transactions with members		139.5	(64.5)	100.8
Basic earnings per share after significant items		12.8	(6.0)	6.5
Diluted earnings per share after significant items		12.8	(6.0)	6.5
Basic earnings per share before significant items		10.5	9.3	10.3
Diluted earnings per share before significant items		10.5	9.3	10.3

The above Statement of Financial Performance should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF FINANCIAL POSITION

(as at June 30 2002)

	Notes	Consolidated 2002	2001
		A$ million	
Current assets			
Cash		61.3	75.2
Receivables	6	278.2	396.1
Inventories	7	254.2	301.9
Other	8	313.7	69.3
Total current assets		907.4	842.5
Non-current assets			
Receivables	9	12.6	13.8
Investment in associate	10	3.9	-
Other financial assets	10	2.4	7.9
Property, plant and equipment	11	861.7	1,075.2
Intangibles	12	520.8	594.0
Deferred tax assets	5	95.8	127.7
Other	13	4.3	5.3
Total non-current assets		1,501.5	1,823.9
Total assets		2,408.9	2,666.4
Current liabilities			
Payables	14	376.8	337.6
Interest bearing liabilities	15	176.7	57.2
Provisions	16	189.7	225.9
Current tax liabilities	5	5.2	5.8
Other — unearned income		2.9	1.6
Total current liabilities		751.3	628.1
Non-current liabilities			
Payables	17	0.7	0.6
Interest bearing liabilities	18	418.7	762.6
Provisions	19	57.6	49.6
Deferred tax liabilities	5	83.5	88.3
Other — unearned income		1.7	0.5
Total non-current liabilities		562.2	901.6
Total liabilities		1,313.5	1,529.7
Net assets		1,095.4	1,136.7
Equity			
Parent entity interest			
Contributed equity	20	1,065.8	1,152.0
Reserves	21	(25.3)	(0.8)
Retained profits	21	46.4	(24.6)
Total parent entity interest in equity		1,086.9	1,126.6
Outside equity interests in controlled entities	22	8.5	10.1
Total equity		1,095.4	1,136.7

The above Statement of Financial Position should be read in conjunction with the accompanying notes.

GOODMAN FIELDER LIMITED AND CONTROLLED ENTITIES

STATEMENT OF CASH FLOWS

(for the year ended June 30 2002)

	Notes	Consolidated 2002	2001	2000
		(A$ million)		
Cash flows from operating activities				
Receipts from customers		3,281.1	3,130.4	3,234.9
Payments to suppliers and employees		(2,951.1)	(2,870.1)	(2,856.2)
VAT/GST receipts		158.9	147.6	55.3
VAT/GST payments		(76.0)	(91.3)	(76.0)
Dividends received		0.8	2.8	0.7
Interest and bill discounts received		8.8	6.0	2.2
Interest and other costs of finance paid		(61.1)	(65.1)	(62.9)
Income taxes paid (including withholding tax)		(38.6)	(35.4)	(33.9)
Other receipts		7.8	7.3	4.9
Other payments		(3.2)	(2.5)	(2.0)
Net cash from operating activities	35(a)	327.4	229.7	267.0
Cash flows from investing activities				
Payments for controlled entities and businesses	35(d)	-	(0.9)	(61.5)
Cash flow on sale of controlled entities and businesses	35(d)	347.9	97.7	122.7
Payments for property, plant and equipment		(93.6)	(134.0)	(159.7)
Proceeds from sale of property, plant and equipment		37.6	35.4	18.1
Payment for investments		(3.9)	-	-
Proceeds from sale of investments		11.3	-	-
Other receipts		0.4	6.7	0.9
Other payments		-	(4.2)	(0.9)
Net cash from investing activities		299.7	0.7	(80.4)
Cash flows from financing activities				
Proceeds from issues of shares		1.1	-	-
Payment for shares bought back		(89.5)	-	-
Proceeds from borrowings		6.9	17.3	49.7
Repayments of borrowings		(207.1)	(149.5)	(133.6)
Dividends paid		(89.8)	(90.8)	(89.5)
Hedging (Payments) receipts		(12.3)	15.4	(1.2)
Other receipts		-		2.1
Other payments		-		(1.4)
Net cash from financing activities		(390.7)	(207.6)	(173.9)
Net increase (decrease) in cash held		236.4	22.8	12.7
Cash at the beginning of the period		105.9	101.6	80.5
Effects of exchange rate changes		(5.4)	(18.5)	8.4
Cash at the end of the period	35(b)	336.9	105.9	101.6

The above Statement of Cash Flows should be read in conjunction with the accompanying notes.

Note 1. Statement of Significant Accounting Policies

This general purpose financial report has been prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views and the *Corporations Act 2001*.

Except for certain assets which are at valuation, the financial statements are prepared in accordance with the historical cost convention and do not take into account current valuations of non-current assets. Cost is based on the fair value of the consideration given in exchange for assets. The fair value of consideration with deferred settlement terms is determined by discounting any amounts payable in the future to their present value at the date of acquisition. Present values are calculated using rates applicable to similar borrowing arrangements of the economic entity.

Changes in accounting policies

The accounting policies adopted are consistent with those of the previous Annual Report except for the accounting policy with respect to the earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 "Earnings Per Share" and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing the profit from ordinary activities after tax by the weighted average number of Ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, divided by the weighted average number of Ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax adjusted for the effect of earnings on potential Ordinary shares, by the weighted average number of Ordinary shares (both issued and potentially dilutive) outstanding during the financial year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognized as expenses; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Principles of consolidation

The financial statements comprise the consolidated accounts of the economic entity comprising the parent entity and the entities it controlled at the end of, or during, the year. The accounting policies adopted in preparing the financial statements have been consistently applied by entities in the economic entity except as otherwise indicated. The effects of all transactions between entities in the economic entity are eliminated in full.

When the economic entity gains or loses control of an entity during the year, the results of that entity are included in the consolidated statement of financial performance only for that part of the period during which control existed.

Foreign currency

Transactions denominated in foreign currencies are converted at the exchange rate at the date of the transaction. Foreign currency payables and receivables are translated at exchange rates at balance date. Resulting exchange gains and losses are included in the operating result for the year.

Gains and losses resulting from trading in foreign currencies are brought to account as they arise and are measured by reference to movements in market rates. These gains and losses are disclosed as trading gains or losses.

Financial statements of self-sustaining overseas controlled entities are translated at exchange rates existing at balance date. Exchange gains or losses on translation are taken directly to the exchange fluctuation reserve. To the extent that a specific long term borrowing or other derivative product is intended to hedge the net investment in an overseas controlled entity, exchange differences (net of applicable income tax) are taken directly to the exchange fluctuation reserve. Financial statements of integrated overseas controlled entities are translated using the temporal method whereby exchange gains or losses on translation are included in the operating result for the year.

When a foreign controlled entity is sold and funds are repatriated to Australia, the net amount held in the exchange fluctuation reserve (comprising exchange differences arising on translating net assets of self sustaining overseas controlled entities, gains and losses on hedges of net investments and related income tax) is transferred directly to retained earnings.

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are included with the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the statement of financial performance.

Derivative financial instruments

Derivative financial instruments, principally interest rate swap contracts and forward foreign exchange contracts, are entered into to manage financial risks.

Income and expenses under interest rate swap contracts are recognized in the statement of financial performance on a basis consistent with corresponding fluctuations in the interest payments on underlying financial liabilities. The carrying amounts of interest rate swaps, which comprise net interest receivables and payables, are included in assets or liabilities, respectively.

Forward foreign exchange contracts are accounted for as outlined in the foreign currency accounting policy note above.

Various types of commodity contracts, including futures, are entered into to manage commodity price risk, protecting the economic entity from price fluctuations.

Investments

Non-current investments are stated at cost.

Dividends from investments, except controlled entities, are recognized in the statement of financial performance when received.

Investments in associates are carried at the lower of the equity-accounted amount and recoverable amount in the consolidated financial report.

Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realizable value. Costs have been assigned to inventory quantities on hand at balance date using the first in, first out basis. Where appropriate, cost comprises applicable fixed and variable overheads.

Property held for resale

Freehold property held for resale is valued at the lower of cost and net realizable value. Interest and other holding charges are capitalized until the properties are brought to a marketable condition.

Receivables, accounts payable, provisions and borrowings

Trade accounts receivable are carried at original invoice amount less any provision for doubtful debts. A provision for doubtful debts is recognized when collection of the full amount is no longer probable. Bad debts are written off in the period in which they are identified.

Amounts (other than trade debts) receivable from related and other parties are carried at amounts due less any provision for doubtful debts (raised on the same basis as above). Interest (when charged) is taken up as income on an accrual basis.

Trade accounts payable, including accruals not yet billed, are recognized when the economic entity becomes obliged to make future payments as a result of a purchase of assets or services.

All loans are measured at the principal amount. Interest is charged as an expense as it accrues.

Bills of exchange and promissory notes are carried at the principal amount plus deferred interest.

Dividends payable are recognized when the dividend is declared.

Workers' compensation

Goodman Fielder is a licensed self-insurer under the New South Wales Workers' Compensation Act and the Victorian Accident Compensation Act. Goodman Fielder has made provisions for all assessed workers' compensation liabilities, together with an estimate of liabilities incurred but not reported, based on an independent actuarial assessment. Workers compensation for all remaining employees is insured commercially.

Recoverable amount

Non-current assets are not carried at an amount above their recoverable amount, and where carrying values exceed their recoverable amount assets are written down.

In assessing recoverable amounts the expected net cash inflows from the continued use and subsequent disposal of the non-current assets are discounted to their present values using a market determined risk adjusted discount rate. This determination is based on either individual or groups of assets where appropriate.

Property, plant and equipment

Cost and valuation

Property, plant and equipment are carried at the lower of cost or recoverable amount.

Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Except where indicated, no provision has been made for any taxes on capital gains which could arise in the event of a sale of certain revalued non-current assets as it is not expected that any such liability will crystallize.

Depreciation and amortization

Property, plant and equipment, other than freehold land, are depreciated over their estimated useful lives using the reducing balance or straight-line methods as appropriate. The significant useful lives are:

	2002	2001	2000
Freehold buildings	40 years	40 years	40 years
Leasehold land and buildings	the lease term	the lease term	the lease term
Plant and equipment	3 to 15 years	3 to 15 years	5 to 15 years

Other non-current assets

Significant items of carry forward expenditure having a benefit or relationship to more than one period are written off over the periods to which such expenditure relates.

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognized as an expense on a straight-line basis.

Finance leases which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to the Group are capitalized at the present value of the minimum lease payments and disclosed as property, plant and equipment under lease. A lease liability of equal value is also recognized.

Capitalized lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term. Minimum lease payments are allocated between interest expense and reduction of the lease liability with the interest expense calculated using the interest rate implicit in the lease and charged directly to the statement of financial performance.

The cost of improvements to or on leasehold property is capitalized, disclosed as leasehold improvements, and amortized over the unexpired period of the lease or the estimated useful lives of the improvements, whichever is the shorter.

Acquisition of assets

The cost method of accounting is used for all acquisitions of assets regardless of whether shares or other assets are acquired. Cost is determined as the fair value of the identifiable net assets acquired plus costs directly attributable to the acquisition. Where goodwill arises it is brought to account in accordance with the intangibles accounting policy set out below.

Intangibles

Intangible assets are amortized on a straight-line basis over the period of expected benefits, ranging from five to 20 years in respect of goodwill and five to 100 years in respect of other intangibles.

Employee benefits

Liabilities for amounts expected to be paid to employees for their entitlement to annual leave and other current employee entitlements are measured as the amount unpaid at the reporting date at current pay rates in respect of employees' services up to that date.

A liability for long service leave is accrued based on the present value of expected future payments to be made in respect of services provided by employees up to the balance date. The present value of future liabilities is determined based on expected future wage and salary levels, service to date and the projected period of future service and interest rates on government guaranteed securities with maturities similar to the expected timing of future liabilities.

The economic entity sponsors a number of superannuation funds providing benefits either on a defined benefit or defined contribution basis. Contributions to superannuation funds are charged as an expense as the contributions are paid or become payable. Any deficiency in the net assets of the superannuation funds is recognized as a liability when it arises to the extent that any material liability in excess of normal contribution levels is expected to accrue to the economic entity.

Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to revenue tax losses is carried forward as an asset at balance date where the benefit is regarded as being virtually certain of realization. No recognition is made of the benefit of capital losses until realized. Income tax on net cumulative timing differences is set aside to the deferred income tax and future tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of Ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

Operating revenue

Sales revenue represents revenue earned from the sale of the economic entity's products, trade allowances and duties and taxes paid. Sales revenue is recognized when control and the significant risks and rewards of ownership of the goods passes to the purchaser.

Earnings per share

Basic earnings per share is calculated as net profit attributable to members divided by the weighted average number of Ordinary shares.

Diluted EPS is calculated as net profit attributable to members, adjusted for:

- The after tax effect of dividends and interest associated with dilutive potential Ordinary shares that have been recognized as an expense; and
- Other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential Ordinary shares;

divided by the weighted average number of Ordinary shares and dilutive potential Ordinary shares.

Comparative figures

Where necessary, comparative figures have been reclassified and repositioned for consistency with current year disclosures as a result of the first time application of revised Accounting Standards AASB 1005 "Segment Reporting" and AASB 1042 "Discontinuing Operations."

	Consolidated		
	2002	2001	2000
	(A$ million)		
Note 2. Revenue From Ordinary Activities			
Revenues from operating activities			
Revenue from sale of goods	2,957.5	3,062.5	3,136.3
Revenues generated from investing activities			
Dividends received	0.8	2.8	0.7
Interest received	12.7	4.7	4.4
Proceeds on sale of business	396.8	101.7	11.5
Proceeds on sale of non-current assets	44.3	35.4	25.7
Other operating revenue	7.6	12.9	7.5
Revenues generated from investing activities	462.2	157.5	49.8
Revenues generated from ordinary activities	3,419.7	3,220.0	3,186.1

	Consolidated 2002	2001	2000
	(A$ million)		
Note 3. Expenses and Net Gains/(Losses)			
Operating profit from ordinary activities before income tax for the period includes the following items:			
(a) Expenses			
Depreciation of property, plant and equipment	108.2	119.1	121.7
Amortization			
Goodwill	24.5	27.9	26.4
Other intangibles	6.3	6.2	6.2
Finance leases capitalized	0.1	0.1	0.2
Net amount provided for			
Diminution in the value of inventories	0.8	0.8	0.4
Employee entitlements	29.7	34.9	32.7
Bad and doubtful debts expense			
Trade debtors	4.2	6.3	5.9
Borrowing costs			
Other persons and corporations			
Interest and finance charges paid/payable	64.7	70.1	67.5
Less: amounts capitalized	-	(3.3)	(4.0)
Borrowing costs expensed	64.7	66.8	63.5
Research and development costs	20.9	28.0	24.8
Rent expense on operating leases	33.9	40.0	38.0
(b) Net gains/(losses)			
Net foreign exchange gains/(losses)			
Trading	1.0	1.0	1.0
Non trading	0.1	(0.4)	0.9
Net gain/(loss) on disposal of			
Property, plant and equipment	9.2	7.0	1.5
Investments and other non-current assets	5.8	1.6	2.0

	Consolidated					
	2002		2001		2000	
	Before Tax	After Tax	Before Tax	After Tax	Before Tax	After Tax
	(A$ million)					
(c) Significant items						
Operating profit (loss) from ordinary activities before income tax for the period includes the following significant items:						
Exit of ingredients operations(i)						
Revenue from sale of business	388.1	388.1	98.0	98.0	-	-
Book value of business sold	(264.5)	(287.1)	(84.0)	(82.6)	-	-
Gain on divestment	123.6	101.0	14.0	15.4	-	-
Write down as a result of exiting the ingredients business						
Goodwill	(22.5)	(13.9)	(11.6)	(11.6)	-	-
Tax asset	-	-	-	(14.2)	-	-
Other costs	(10.0)	(7.0)	(26.1)	(25.0)	-	-
Loss on write down	(32.5)	(20.9)	(37.7)	(50.8)	-	-
Exit of Asian operation(ii)						
Revenue from sale of business	2.6	2.6	-	-	-	-
Book value of business sold	(4.0)	(0.7)	-	-	-	-
Gain on divestment	(1.4)	1.9	-	-	-	-
Write down in Asian operations						
Property, plant and equipment	-	-	(7.1)	(7.1)	-	-
Goodwill	-	-	(6.6)	(6.6)	-	-
Tax asset	-	-	-	(2.2)	-	-
Loss on write down	-	-	(13.7)	(15.9)	-	-
Provision against Bartter receivable(iii)	-	-	(35.3)	(23.3)	-	-
Rationalization and restructuring (Note 4)	(67.8)	(52.0)	(177.3)	(121.7)	(73.7)	(47.9)
Total significant items	21.9	30.0	(250.0)	(196.3)	(73.7)	(47.9)

(i) On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million.

On 31 March 2002, part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 September 2000, the Starch operations in Australia and New Zealand were sold to Penford Corporation in the United States for sale proceeds of $98.0 million.

(ii) On 29 June 2002, Taiwan operations were sold to McCain Foods (Aust) Pty Ltd for sale proceeds of $2.6 million.

(iii) Represents provision against finance provided to Bartter Pty Ltd, on the sale of the Poultry operations on the 23 August 1999 (Note 9).

(d) **Significant items including rationalization and restructuring have been included in the statement of financial performance as follows:**

	Notes	Consolidated 2002	2001	2000
		(A$ million)		
Revenue generated from investing activities				
Proceeds on sale of Germantown		197.4	-	-
Proceeds on sale of gelatin		190.7	-	-
Proceeds on sale of Starch		-	98.0	-
	3	388.1	98.0	-
Proceeds from sale of other businesses		8.7	3.7	11.5
Other revenue from investing activities		65.4	55.8	38.3
Total revenue generated from investing activities	2	462.2	157.5	49.8
Expenses relating to investing activities				
Book value Germantown		95.2	-	-
Book value gelatin		169.3	-	-
Book value Starch		-	84.0	-
	3	264.5	84.0	-
Book value of Asian operations	3	4.0	-	-
Book value of other businesses sold		6.1	2.1	9.5
Provision against Bartter receivable	3	-	35.3	-
Write down in Asian operations	3	-	13.7	-
Write down of gelatin business	3	32.5	37.7	-
Total expenses relating to investing activities		307.1	172.8	9.5
Marketing, selling and distribution expenses				
Rationalization and restructuring costs	4	5.8	18.5	19.0
Other		601.0	614.6	562.6
Total marketing, selling and distribution expenses		606.8	633.1	581.6
Production expenses				
Rationalization and restructuring costs	4	48.1	65.2	23.0
Total production expenses		48.1	65.2	23.0
Administration expenses				
Rationalization and restructuring costs	4	13.9	93.6	31.7
Other		259.3	300.3	309.2
Total administration expenses		273.2	393.9	340.9

	Consolidated					
	2002		2001		2000	
	Before Tax	After Tax	Before Tax	After Tax	Before Tax	After Tax
	(A$ million)					
Note 4. Rationalization and Restructuring Costs						
Operating profit (loss) from ordinary activities before income tax for the period includes the following expenses whose disclosure is relevant in explaining the financial performance of the entity:						
Rationalization and integration of Australian operations(i)	(60.3)	(43.2)	(102.6)	(68.0)	-	-
Rationalization of Milling operations(ii)	-	-	(46.3)	(32.0)	-	-
Rationalization and integration of NZ operations(iii)	(3.2)	(2.2)	(13.6)	(9.8)	-	-
Bunge Defiance integration(iv)	-	-	-	-	(13.2)	(7.3)
Meadow Lea manufacturing strategy(v)	-	-	-	-	(20.5)	(13.1)
Rationalization of other operations and facilities(vi)	(4.3)	(6.6)	(14.8)	(11.9)	(40.0)	(27.5)
	(67.8)	(52.0)	(177.3)	(121.7)	(73.7)	(47.9)

Total rationalization and restructuring costs have been allocated to the functions of administration, marketing, selling and distribution and other production expenses in the statement of financial performance.

	Consolidated					
	2002		2001		2000	
	Before Tax	After Tax	Before Tax	After Tax	Before Tax	After Tax
	(A$ million)					
(i) Costs of implementing the Future Co strategies across all the Australian operations, including the rationalization and integration of GF Consumer Foods and rationalization of Baking Australia.						
These costs comprise:						
Redundancy costs	(25.4)		(27.6)		-	
Write down of property, plant and equipment	(25.3)		(39.9)		-	
Other costs	(9.6)		(35.1)		-	
	(60.3)		(102.6)		-	
(ii) Rationalization of Milling operations in Australia and New Zealand — Project Jupiter.						
These costs comprise:						
Redundancy costs	-		(10.1)		-	
Write down of property, plant and equipment	-		(15.9)		-	
Associated IT asset write down	-		(16.5)		-	
Other costs (including relocation and consulting costs)	-		(3.8)		-	
	-		(46.3)		-	
(iii) Costs of implementing the Future Co strategies across all the NZ operations to create one integrated food company, GF New Zealand Limited.						
These costs comprise:						
Redundancy costs	(1.6)		(3.7)		-	
Write down of property, plant and equipment	(1.6)		(3.9)		-	
Other costs	-		(6.0)		-	
	(3.2)		(13.6)		-	

	Consolidated					
	2002		2001		2000	
	Before Tax	**After Tax**	**Before Tax**	**After Tax**	**Before Tax**	**After Tax**
	(A$ million)					
(iv) Costs incurred by existing Goodman Fielder milling, baking and other businesses in integrating the Bunge Defiance business acquired in December 1998. These costs comprise:						
Redundancy costs	-		-		(3.5)	
Write down of property, plant and equipment	-		-		(2.0)	
Other costs	-		-		(7.7)	
	-		-		(13.2)	
(v) Costs incurred in rationalizing the Meadow Lea manufacturing sites. These costs comprise:						
Redundancy costs	-		-		(11.8)	
Write down of property, plant and equipment	-		-		(8.7)	
	-		-		(20.5)	
(vi) Costs incurred in rationalizing other operations primarily focused on closure and amalgamation of sites.						
These costs comprise:						
Redundancy costs	(1.9)		(2.0)		(13.4)	
Write down of property, plant and equipment	(1.3)		(7.4)		(11.7)	
Other costs	(1.1)		(5.4)		(14.9)	
	(4.3)		(14.8)		(40.0)	

Note 5. Income Tax

	Consolidated		
	2002	2001	2000
	(A$ million)		
(a) The prima facie tax expense on the operating profit (loss) varies from the income tax expense in the financial statements and is reconciled as follows:			
Operating profit (loss) before tax	224.1	(69.1)	119.8
Prima facie tax expense (benefit) at 30 per cent (2001 - 34 per cent)	67.2	(23.5)	43.1
Add tax effect of permanent differences which increase tax expense			
Overseas tax rate differential	3.1	0.2	-
Non-allowable amortization and depreciation	9.1	11.8	10.9
Non-tax deductible expenses	2.3	1.8	1.2
Tax on repatriation of overseas dividends	2.0	0.1	0.3
Under provision in prior years	5.6	0.8	0.7
Non-deductible rationalization costs and significant items	4.9	34.4	-
Other	4.1	5.7	3.1
	31.1	54.8	16.2
Less tax effect of permanent differences which decrease tax expense			
Research and development tax concessions	3.3	5.4	6.0
Rebateable and non-taxable dividends	-	0.4	0.2
Non-taxable capital profits	21.6	9.8	0.4
Over provision in prior years	3.3	2.0	2.9
Utilization of revenue losses/credits not previously recognized	1.4	-	0.3
Effect on deferred tax balances of change in Australian tax rates	-	-	7.5
Other	7.2	5.9	7.5
	36.8	23.5	24.8
Aggregate income tax expense	61.5	7.8	34.5
Deferred tax assets and liabilities			
Current tax provision	(5.2)	(5.8)	(10.1)
Deferred income tax liability	(83.5)	(88.3)	(101.2)
Future income tax benefit	95.8	127.7	86.9
(b) Income tax comprises			
Current year	60.6	9.0	37.0
Prior years	0.9	(1.2)	(2.5)
	61.5	7.8	34.5
(c) Future income tax benefits attributable to tax losses carried forward as an asset (Note 1)	6.0	12.1	11.9

Note 6. Current Assets - Receivables

	Consolidated	
	2002	2001
	(A$ million)	
Trade debtors	270.0	379.7
Provision for doubtful debts	(9.0)	(11.6)
	261.0	368.1
Loans to associated companies	11.9	12.5
Provision for doubtful loans	(11.9)	(12.5)
	-	-
Other debtors	17.2	28.0
	278.2	396.1

Significant terms and conditions

Credit sales are generally on 30 day terms from date of statement.

	Consolidated 2002	Consolidated 2001
	(A$ million)	
Note 7. Current Assets — Inventories		
Raw materials		
At cost	114.0	137.1
Provision for diminution	(1.5)	(2.9)
	112.5	134.2
Work in progress, at cost	10.5	16.1
Finished goods		
At cost	124.2	145.4
Provision for diminution	(3.4)	(2.3)
	120.8	143.1
Other inventory	10.4	8.5
	254.2	301.9

	2002	2001
Note 8. Current Assets — Other		
Short-term deposits		
Cash equivalents	277.4	31.3
Other	2.2	1.0
Prepayments	15.0	17.2
Land and buildings identified for sale, at cost	6.3	1.4
Other	12.8	18.4
	313.7	69.3

	2002	2001
Note 9. Non-Current Assets — Receivables		
Other debtors	49.1	50.4
Provision for doubtful other debtors	(36.5)	(36.6)
	12.6	13.8

Included in other debtors is an amount of $35.3 million which represents vendor finance to Bartter Pty Ltd, provided on the sale of the Poultry operations on 23 August 1999. The vendor finance is an interest bearing debt repayable five and a half years after the date of the sale. This amount has been fully provided against.

	2002	2001
Note 10. Non-Current Assets — Other Financial Assets		
Shares in associates — at equity accounted value (Note 36)	3.9	-
Shares in other corporations — not listed		
At cost	2.4	7.9
	6.3	7.9

	Consolidated 2002	Consolidated 2001
Note 11. Non-Current Assets — Property, Plant and Equipment	(A$ million)	
Freehold land and buildings		
At cost	355.4	429.2
Accumulated depreciation	(37.6)	(33.8)
Buildings under construction, at cost	3.9	10.2
	321.7	405.6
Leasehold land and buildings		
At cost	19.8	20.8
Accumulated amortization	(3.1)	(2.8)
	16.7	18.0
Plant and equipment		
At cost	1,149.5	1,328.3
Accumulated depreciation	(718.1)	(765.2)
Plant and equipment under lease, at cost	0.5	0.6
Accumulated amortization	(0.3)	(0.4)
Plant and equipment under construction, at cost	91.7	88.3
	523.3	651.6
Summary		
Property, plant and equipment, at cost	1,524.7	1,778.3
Under construction, at cost	95.6	98.5
Leased assets, at cost	0.5	0.6
Accumulated depreciation and amortization	(759.1)	(802.2)
	861.7	1,075.2

Freehold and leasehold land and buildings are carried at the lower of cost or recoverable amount. Assessments of the fair market values of freehold and leasehold land and buildings are obtained at least every three years.

Independent assessments of the market values, on an existing use basis where appropriate, of freehold and relevant leasehold land and buildings were undertaken in the prior period. The independent valuations were carried out during September and October 2000 by Jones Lang LaSalle. At the time of valuation, the total value attributed to assets included in the valuation was $410.4 million.

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

	Freehold land and buildings	Buildings under construction	Leasehold improvements	Plant and equipment	Leased plant and equipment	In course of construction	Total
				(A$ million)			
Consolidated 2001							
Carrying amount at start of the period	428.4	4.3	20.0	632.4	0.3	99.5	1,184.9
Additions	17.3	5.9	1.1	63.7	-	46.0	134.0
Disposals	(15.9)	-	(0.6)	(11.9)	-	-	(28.4)
Disposals through sale of entities	(20.9)	-	-	(34.9)	-	(2.6)	(58.4)
Depreciation/amortization expense	(11.4)	-	(0.1)	(107.6)	(0.1)	-	(119.2)
Capitalized interest	-	-	-	3.3	-	-	3.3
Recoverable amount write down	(10.9)	-	-	(54.9)	-	(20.1)	(85.9)
Transfers	-	-	-	35.3	-	(35.3)	-
Other	8.8	-	(2.4)	37.7	-	0.8	44.9
Carrying amount at end of period	395.4	10.2	18.0	563.1	0.2	88.3	1,075.2
Consolidated 2002							
Carrying amount at start of the period	395.4	10.2	18.0	563.1	0.2	88.3	1,075.2
Additions	7.2	2.9	0.3	36.6	-	53.0	100.0
Disposals	(9.5)	-	-	(12.6)	-	(6.2)	(28.3)
Disposals through sale of entities	(62.5)	-	-	(81.4)	-	(3.0)	(146.9)
Depreciation/amortization expense	(11.6)	-	(0.7)	(96.0)	-	-	(108.3)
Recoverable amount write down	(2.4)	-	-	(22.8)	-	(1.2)	(26.4)
Transfers	(0.1)	(9.2)	-	42.8	-	(39.8)	(6.3)*
Other	1.3	-	(0.9)	1.7	-	0.6	2.7
Carrying amount at end of period	317.8	3.9	16.7	431.4	0.2	91.7	861.7

* Includes transfers to land and buildings identified for resale (refer Note 8).

	Consolidated 2002	Consolidated 2001
	(A$ million)	
Note 12. Non-Current Assets — Intangibles		
Goodwill — at cost	385.3	430.3
Accumulated amortization	(121.8)	(122.6)
	263.5	307.7
Goodwill	74.0	74.0
Recoverable amount write down	(36.6)	(14.1)
Goodwill — at recoverable amount	37.4	59.9
Brand names, patents and trademarks, at cost	267.2	264.9
Accumulated amortization	(47.3)	(38.5)
	219.9	226.4
	520.8	594.0
Note 13. Non-Current Assets — Other		
Expenditure carried forward	4.3	5.3
Note 14. Current Liabilities — Payables		
Trade creditors	376.8	337.6

Significant terms and conditions

Trade creditors are generally settled within 30 days.

	2002	2001
Note 15. Current Liabilities — Interest Bearing Liabilities		
Secured		
Lease liabilities	-	0.1
	-	0.1
Unsecured		
Bank overdraft	1.8	0.6
Bank loans	174.9	56.5
	176.7	57.1
	176.7	57.2

Secured liabilities are principally secured by way of mortgages over leased assets.
Refer to Note 18(a) for details regarding classification of debt.

	2002	2001
Note 16. Current Liabilities — Provisions		
Dividends	49.3	51.6
Employee entitlements	57.9	68.7
Other (primarily rationalization and restructuring)	82.5	105.6
	189.7	225.9
Note 17. Non-Current Liabilities — Payables		
Other liabilities	0.7	0.6
Note 18. Non-Current Liabilities — Interest Bearing Liabilities		
Unsecured		
Bank loans	65.0	331.3
Other loans	353.7	395.5
Bills of exchange and promissory notes	-	35.8
	418.7	762.6

(a) **Current bank loans and borrowings are classified as non-current to the extent that unused non-current committed facilities are available to the economic entity.**

The total of non-current bank loans and other borrowings analyzed as to maturity dates is as follows:

	2002	2001
Due later than:		
One year and not later than two	65.0	79.9
Two years and not later than five	70.7	287.7
Five years or more	283.0	395.0
	418.7	762.6

	Consolidated 2002	Consolidated 2001
	(A$ million)	
Note 19. Non-Current Liabilities — Provisions		
Employee entitlements	32.5	36.2
Other	25.1	13.4
	57.6	49.6
Employee entitlement liabilities		
Current (Note 16)	57.9	68.7
Non-current (above)	32.5	36.2
Aggregate employee entitlement liabilities	90.4	104.9

Note 20. Contributed Equity

	2002	2001
Paid up capital		
1,224,770,703(2001 — 1,281,600,146) Ordinary shares, fully paid	1,065,827	1,152,028

Particulars of movements in issued Ordinary shares during the year

		Number of Shares issued	Issue price $	$000
2002				
1.07.01	Opening balance	1,281,600,146		1,152,028
5.10.01	Dividend Reinvestment Plan — Final Dividend	2,940,083	1.27	3,740
12.4.02	Dividend Reinvestment Plan — Interim Dividend	1,637,316	1.49	2,450
Various	Shares bought back during the year	(62,106,842)	*	(93,497)
26.6.02	Options exercised	700,000	1.58	1,106
30.6.02	Closing balance	1,224,770,703		1,065,827

On the 27 November 2001, the Company commenced its on market program to buy back $100 million in shares. 62,106,842 shares have been bought back and cancelled in the period to 30 June 2002. This represents 5.1 per cent of total shares outstanding at 30 June 2002. The cost of acquisition was $93.5 million. On 21 June 2002 the buy back was extended to $200 million in shares.

* Prices at which shares were bought back ranged from $1.30 to $1.69. The average buy back price was $1.50.

		Number of Shares issued	Issue price $	$000
2001				
1.07.00	Opening balance	1,276,368,958		1,146,257
6.10.00	Dividend Reinvestment Plan — Final Dividend	2,690,010	1.15	3,094
4.12.00	Issue of shares to D.L.G. Hearn	500,000	-	-
12.4.01	Dividend Reinvestment Plan — Interim Dividend	2,041,178	1.31	2,677
30.6.01	**Closing balance**	1,281,600,146		1,152,028
2000				
1.07.99	Opening balance	1,271,497,689		1,139,957
8.10.99	Dividend Reinvestment Plan – Final Dividend	2,652,331	1.40	3,726
7.04.00	Dividend Reinvestment Plan – Interim Dividend	2,218,938	1.16	2,574
30.06.00	**Closing balance**	1,276,368,958		1,146,257

Particulars of options

	Consolidated		
	2002	2001	2000
On issue at the end of the period[(1)]	30,931,400	33,967,000	36,210,000
Options exercised	700,000	-	-
Options lapsed[(2)]	7,335,600	4,193,000	4,141,200
Options granted			
— Employee Share Option Plan	-	1,950,000	765,000
— Shareholder approval[(3)]	5,000,000	-	-

(1) Each option is convertible into one fully paid Ordinary share in the capital of the parent entity upon exercise.

(2) Expired upon cessation of the holders' employment with the Company.

(3) 5,000,000 Options were issued to the Managing Director — Mr. T.P. Park on 16 November 2001. The issue was approved by shareholders at the Annual General Meeting held on the same day. The exercise price for 3,000,000 is $1.27. The exercise price for the remaining 2,000,000 is to be set on 16 November 2003. The expiry date of all 5,000,000 options is 10 years from the 2001 Annual General Meeting — namely 16 November 2011. Performance hurdles apply to all options. The right to exercise the 2,000,000 options or part thereof will be determined in November 2003 after a performance review by the Board. On resignation, Mr. T.P. Park is entitled to options for which the available date has passed at the date of termination, provided performance hurdles have been met and exercise takes place within 30 days of termination.

The market price at issue date for options issued during the year was $1.34.

Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from sale of all surplus assets in proportion to the number of shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	~~**0011**~~ **1 202 942 9624** / 670362
From:	**HELEN GOLDING – Company Secretary**
Date:	**30 December 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**243 pages (including cover sheet)**

Annual Financial Information Provided to Noteholders

Please see copy of announcement released to the Australian Stock Exchange today.

Yours sincerely

I am sending you first part from pg i to pg 60. that total of 63pgs you must recieve. (second part) From pgs 61 - 121. that a total 61 pages you must recieve. (Thrid part) from pgs 122 - 172 that a total of 51 pgs you must recieve (Fourth part) from pgs 173 - 241 that a total of 69 pgs you must recieve.

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Options on issue as at 30 June 2002

(a) Options with performance hurdles yet to be achieved and whose first exercise dates have not been reached

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	First exercise date	Performance hurdles yet to be achieved: Share price hurdle $	Performance hurdles yet to be achieved: Accumulation index
	1,000,000	1.27	16.11.11	16.11.01	16.11.03	1.70	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.04	1.90	na
	1,000,000	1.27	16.11.11	16.11.01	16.11.05	2.10	na
	1,000,000[1]	—	16.11.11	16.11.01	16.11.04	(1)	na
	1,000,000[1]	—	16.11.11	16.11.01	16.11.05	(1)	na
1	5,000,000[1]						
	800,000	1.54	31.03.09	31.03.99	31.09.02	2.04	*
	800,000	1.54	31.03.09	31.03.99	31.09.03	2.24	*
4	1,600,000						
	100,000	1.26	19.07.10	10.10.00	10.04.03	**	*
	100,000	1.26	19.07.10	10.10.00	10.04.04	1.76	*
	100,000	1.26	19.07.10	10.10.00	10.04.05	1.96	*
1	300,000						
	100,000[2]	1.11	15.03.10	15.03.00	16.09.02	**	*
	100,000[3]	1.11	15.03.10	15.03.00	—		
	100,000[3]	1.11	15.03.10	15.03.00	—		
1	300,000						
	250,000	1.23	04.09.10	10.10.00	10.04.03	**	*
	250,000	1.23	04.09.10	10.10.00	10.04.04	1.73	*
	250,000	1.23	04.09.10	10.10.00	10.04.05	1.93	*
1	750,000						
	50,000	1.26	29.01.11	29.01.01	29.07.03	**	*
	50,000	1.26	29.01.11	29.01.01	29.07.04	1.76	*
	50,000	1.26	29.01.11	29.01.01	29.07.05	1.96	*
1	150,000						

(b) Options with performance hurdles yet to be achieved but whose first exercise dates have been reached

Number of employee holders	Number of options	Exercise price $	Expiry date	Grant date	Performance hurdles yet to be achieved: Share price hurdle	Performance hurdles yet to be achieved: Accumulation index
1	6,000,000	1.30	31.03.04	16.11.95	**	*
1	1,000,000	1.76	04.12.06	04.12.98	2.06	*
1	1,340,000	1.47	15.11.02	14.11.97	**	*
4	650,000	1.54	31.03.09	31.03.99	1.84	*
	200,000	2.14	12.12.07	12.12.97	2.44	*
	200,000	2.14	12.12.07	12.12.97	2.64	*
	200,000	2.14	12.12.07	12.12.97	2.84	*
1	600,000					
2	1,125,000[4]	1.58	19.12.06	19.12.96	**	*
1	15,000	1.44	31.08.09	31.08.99	1.80	na

(c) Options with no remaining performance hurdles and whose first exercise dates have been reached

45	2,285,000(5)	1.95	22.12.07	22.12.97
75	3,742,000(6)	2.10	22.12.08	22.12.98
4,606	4,584,400	2.39	31.03.08	31.03.98
1	1,000,000(7)	2.14	31.10.02	05.11.98
1	240,000(7)	1.76	31.10.02	14.12.98
1	250,000(7)	1.26	31.10.02	19.07.00
Total options on issue	30,931,400			
Shown as:				
Employee Share Plan options—Note 39(b)	17,591,400			
Issued under Deeds approved by shareholders	13,340,000			
Total options on issue	30,931,400			

na: not applicable.

* Accumulation index to be achieved — refer notes following.
** Share price hurdle achieved.

Notes

General

Performance hurdles are in the form of a share price hurdle and, in many cases, the GMF growth in accumulation index outperforming the median of the growth in the accumulation indices of a basket of approximately 40 companies.

(1) Options issued to CEO (Mr. T.P. Park). The market price at the time of appointment was $1.27. The exercise price of tranches 4 and 5 will be the market price determined at 16 November 2003 and the share price hurdles will be the exercise price plus 30 cents and the exercise price plus 50 cents respectively.

(2) Options exercised subsequent to year end following passing of all hurdles.

(3) Options lapsed following termination subsequent to year end.

(4) Includes 750,000 options which lapsed subsequent to year end.

(5) Options issued (with time hurdles) following GMF accumulation index growth for 1997 outperforming the median growth figure of a basket of approximately 40 companies. Includes 480,500 options which lapsed subsequent to year end.

(6) Options issued (with time hurdles) following GMF accumulation index growth for 1998 outperforming the median growth figure of a basket of approximately 40 companies. Includes 1,095,000 options which lapsed subsequent to year end.

(7) Options issued with time and performance hurdles. Time hurdles have been achieved and performance hurdles have fallen away due to redundancy.

	Consolidated 2002	2001	2000
		(A$ million)	
Note 21. Reserves And Retained Profits			
Composition of reserves			
General	0.3	0.3	0.3
Capital profits	2.9	2.9	2.9
Asset revaluation	5.8	5.8	5.8
Exchange fluctuation	(34.3)	(9.8)	(24.4)
	(25.3)	(0.8)	(15.4)
Material movements in reserves and retained profits			
Exchange fluctuation			
Balance at 1 July	(9.8)	(24.4)	(42.2)
Movement on translation after applicable income tax	(22.9)	13.8	17.8
Transfer to retained profits on sale of business	(1.6)	0.8	-
Balance at end	(34.3)	(9.8)	(24.4)
Retained profits			
Balance at 1 July	(24.6)	150.5	163.1
Net profit attributable to members of the parent entity	162.4	(78.3)	83.0
Transfer from reserve on sale of business	1.6	(0.8)	-
Total available for appropriation	139.4	71.4	246.1
Dividends paid and provided (Note 23)	(93.0)	(96.0)	(95.6)
Balance at end	46.4	(24.6)	150.5

	Consolidated 2002	2001
	(A$ million)	
Note 22. Outside Equity Interests		
Outside equity interests in controlled entities comprises:		
Share capital	5.8	4.9
Reserves	-	0.6
Retained profits	2.7	4.6
	8.5	10.1
Note 23. Dividends Paid or Provided Ordinary		
Paid	44.0	44.8
Provided for	49.0	51.2
	93.0	96.0

(a) The dividend on Ordinary shares of 3.5 cents per share paid on 10 April 2002 was franked to 50 per cent. The proposed dividend of 4.0 cents (2001 — 4.0 cents) per share will be franked to 50 per cent (2001 — 50 per cent). The tax rate at which the dividends will be franked is 30 per cent. The proposed dividend is expected to be paid on 4 October 2002.

(b) There are no material franking credits available at balance date in respect of distributable reserves of the economic entity (2001 — not material).

(c) The parent entity has a balance in its Foreign Dividend Account of $76.2 million (2001 — $61.1 million). 50 per cent of the dividend declared will be paid from this account.

	Consolidated 2002	2001	2000
Note 24. Earnings Per Share (cents)			
Basic earnings per share after significant items	12.8	(6.0)	6.5
Diluted earnings per share after significant items	12.8	(6.0)	6.5
Basic earnings per share before significant items	10.5	9.3	10.3
Diluted earnings per share before significant items	10.5	9.3	10.3
Weighted average number of Ordinary shares used as the denominator			
Weighted average number of Ordinary shares used as the denominator in calculating basic earnings per share	1,265.5	1,279.1	1,273.9
Effect of dilutive securities			
Potential Ordinary shares	1.1	0.1	-
Weighted average number of Ordinary shares used as the denominator in calculating diluted earnings per share	1,266.6	1,279.2	1,273.9
The following represents the income data used in the calculations of basic and diluted earnings per share			
Net profit (loss) from ordinary activities attributable to members of the parent entity	162.4	(78.3)	83.0
Adjusted for outside equity interests	0.2	1.4	2.3
Earnings used in calculating basic and diluted earnings per share	162.6	(76.9)	85.3

Information concerning the classification of securities

Options

Options issued to executives are considered to be potential Ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in Note 20.

In the period between 30 June 2002 and date of signing the financial statements 12,239,701 shares have been bought back as part of the share buy back scheme.

	Consolidated 2002	2001	2000
		$000	
Note 25. Directors' Remuneration			
Income paid or payable, or otherwise made available to Directors of the economic entity and the parent entity, from entities in the economic entity and related entities.			
Executive Directors	22,730	20,202	15,482
Non-executive Directors	961	861	1,013
Total	23,691	21,063	16,495

The number of Directors of the parent entity whose income including retirement accrual or redundancy payments from entities in the economic entity and related entities falls within the following bands:

$000	Parent Entity Number 2002	2001	2000
30 – 40	-	1	1
70 – 80	2	1	-
80 – 90	1	1	1
90 – 100	-	-	1
100 – 110	1	-	-
110 – 120	1	1	-
120 – 130	2	-	-
130 – 140	-	1	3
140 – 150	-	1	-

$000	Parent Entity Number 2002	2001	2000
170 – 180	1	-	-
180 – 190	-	-	1
190 – 200	-	-	1
200 – 210	-	1	-
790 – 800	-	-	1
870 – 880	-	1	-
1,540 – 1,550	1	-	-
1,550 – 1,560	-	1	-
1,840 – 1,850	-	-	1
2,150 – 2,160	1*	-	-
3,180 – 3,190	1*	-	-

* Including retiring and or redundancy payments.

Details of options granted to and exercised by executive Directors are set out in Note 20.

	Consolidated		
	2002	2001	2000
		$000	
Note 26. Executives' Remuneration			
Amounts received or due and receivable by executive officers of the economic entity and the parent entity (including Directors) whose remuneration including retirement and or redundancy payments is $100,000 or more, from entities in the economic entity and related entities.			
Fixed remuneration	26,463	30,898	32,454
Other*	21,566	4,843	8,787
Total	48,029	35,741	41,241

* Comprises retirement, redundancy, retention and incentives.

The number of executive officers of the economic entity (including Directors) whose income from entities in the economic entity and related entities falls within the following bands:

	Consolidated Number		
$000	2002	2001	2000
100 – 110	1	4*	2
110 – 120	2	6	1
120 – 130	1	12*	9
130 – 140	5	5	16*
140 – 150	4	11*	23
150 – 160	3	13*	13
160 – 170	6	9*	16*
170 – 180	4	4*	12*
180 – 190	4	6	10*
190 – 200	4	3	6*
200 – 210	2	9	7
210 – 220	3*	5*	5
220 – 230	3	5*	4
230 – 240	2	8	4
240 – 250	3*	5	5*
250 – 260	—	2	6
260 – 270	—	4*	5
270 – 280	1	2	3
280 – 290	3*	6	1
290 – 300	6	—	5
300 – 310	1	2*	3
310 – 320	2	2	1*
320 – 330	1	3*	1
330 – 340	2	—	1
340 – 350	2	1	1
350 – 360	3	—	1
360 – 370	2	—	1
370 – 380	1	—	—
380 – 390	2	1	2*
390 – 400	3	1	1
400 – 410	2	—	—
410 – 420	4	—	—
420 – 430	—	2	—
430 – 440	2	—	—
440 – 450	2*	—	—

	Consolidated Number		
$000	2002	2001	2000
450 – 460	3	—	—
460 – 470	3	—	1*
470 – 480	1	—	2
490 – 500	2*	—	2
530 – 540	1	—	—
540 – 550	—	1*	—
550 – 560	2*	—	1
560 – 570	2*	—	1
620 – 630	1*	—	—
630 – 640	1	—	—
640 – 650	1	—	1
650 – 660	—	1*	—
660 – 670	—	1*	—
700 – 710	—	1	1
730 – 740	—	1	—
740 – 750	2*	—	—
760 – 770	1*	—	—
790 – 800	—	—	1*
810 – 820	1*	—	—
860 – 870	—	1*	—
870 – 880	—	1	—
880 – 890	1	—	—
930 – 940	—	1*	—
1,020–1,030	1	—	1*
1,050–1,060	1	1*	—
1,080–1,090	—	—	1
1,160–1,170	1	1*	—
1,320–1,340	1	—	—
1,460–1,470	1	—	—
1,540–1,550	1	—	—
1,550–1,560	—	-	—
1,840–1,850	—	—	1
2,150–2,160	1*	—	—
3,180–3,190	1*	—	—

* Including retiring and or redundancy payments.

The Short-Term and Long-Term Incentives are reflected in the above bandings. In addition options issued to executives are detailed in Note 20.

	Consolidated		
	2002	2001	2000
		$000	
Note 27. Auditors' Remuneration			
Amounts received, or due and receivable by the Auditors for:			
Auditing and reviewing the financial statements of the parent entity, economic entity and each of its controlled entities			
Ernst & Young (Australia)	783	799	782
Ernst & Young (International)	413	727	725
Other Auditors	106	99	84
	1,302	1,625	1,591
Other services			
Ernst & Young (Australia)	640	262	573
Ernst & Young (International)	545	349	176
	1,185	611	729
Total amounts received, or due and receivable, by the Auditors	2,487	2,236	2,320
Other services comprise:			
Audit-related services			
Ingredients completion audits	698	-	-
Other projects	277	245	279
Consulting	-	196	286
	975	441	565
Tax compliance services	210	170	164
	1,185	611	729

Note 28. Financial Instrument Disclosures

(a) Derivative financial instruments

Objectives and Significant Terms and Conditions

Interest rate swaps

The economic entity has entered into interest rate swap contracts that, on a net basis, entitle it to receive interest at floating rates on notional principal amounts and oblige it to pay interest at fixed interest rates. At specified intervals the economic entity will pay to or receive from counterparties the difference between the fixed and floating rate interest amounts calculated on the notional principal amount.

At 30 June 2002 the interest rates attaching to outstanding contracts are as follows:

AUD contracts	Fixed at 5.89 per cent	Floating rates are 4.58 per cent
NZD contracts	Fixed at 7.05 per cent	Floating rates are 5.56 per cent to 5.92 per cent
USD contracts	Fixed at 5.78 per cent	Floating rates are 5.60 per cent to 5.98 per cent

The remaining notional principal amounts of these contracts at balance date is, for USD contracts, net US$150 million and, for NZD contracts, NZ$280 million, and AUD contracts A$30 million. These contracts mature within eight years from balance date.

Forward foreign exchange contracts

The economic entity enters into forward foreign exchange contracts to buy and sell specified amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts hedge certain foreign currency denominated transactions and the net assets of foreign controlled entities. The economic entity has a policy of entering into forward foreign exchange contracts to minimize the volatility in shareholder equity attributable to foreign exchange movements.

At balance date, the details of material outstanding contracts are (Australian dollar equivalents):

	Face Value ($ million)		Average Exchange Rate	
	2002	2001	2002	2001
Buy US dollars, sell Australian dollars	261.5	258.4	0.5438	0.5124
Buy US dollars, sell New Zealand dollars	83.4	-	0.4850	-
Buy US dollars, sell New Taiwan dollars	-	15.1	-	34.82
Sell US dollars, buy New Zealand dollars	-	137.0	-	0.4131
Sell US dollars, buy EURO	11.1	-	0.9431	-

All of these contracts mature within 6 months of balance date.

At balance date foreign exchange contracts were in place resulting in cover of approximately 50.76 per cent (2001—53.2 per cent) of the 12 month forward requirements of the economic entity. All material overseas net assets are hedged as outlined in Note 1.

The net deferred loss on hedges as at balance date of $9.2 million (2001—$0.4 million deferred gain) will be recognized in the measurement of the underlying transaction as outlined in Note 1.

Commodity contracts

The economic entity enters into commodity contracts to buy specified amounts of wheat, protein meals, oils and other grains at pre-determined purchase prices. The contracts are entered into to cover the physical requirements of the commodities needed by the economic entity. The procurement/pricing process has the objective of flattening the price curve of commodity price movements. The economic entity covers its commodity price risk exposure within limits granted by the Board of Directors.

At 30 June 2002 outstanding contracts have a face value of $9.1 million (2001—$15.7 million), with various maturities between balance date and June 2003.

The net gain deferred on commodity contracts in the balance sheet at 30 June 2002 was $1.7 million (2001—$1.5 million deferred loss). This amount will be recognized in the statement of performance within the next 18 months.

(b) Interest rate risk

The economic entity spreads its interest rate risk across a one to five-year yield curve in order to ensure that the economic entity is not locked into a particular interest rate regime for too long a period, except to the extent that specific departures are approved by the Board, to enable the economic entity to take advantage of low interest rate opportunities in the longer term. Derivative foreign financial instruments are taken into account in determining interest rate risk.

The economic entity's exposure to interest rate risk, repricing maturities and the effective interest rates on financial assets and liabilities at balance date are shown in the table on the next page. The effective interest rates shown are a function of the mix of the currencies of the assets and liabilities to which they relate.

	Weighted Average effective interest rate per cent	Floating Interest rate	Fixed interest rate maturities: 1 year or less	Fixed interest rate maturities: 1 to 5 years	Fixed interest rate maturities: More than 5 years	Non-interest bearing	Total
				(A$ million)			
30 June 2002							
Assets							
Cash and cash equivalents (Note 35(b))	3.6	304.2	-	-	-	34.5	338.7
Trade debtors	-	-	-	-	-	261.0	261.0
Other debtors	-	-	-	-	-	29.8	29.8
Other current assets	-	-	-	-	-	12.8	12.8
Short term deposits — other	1.4	2.2	-	-	-	-	2.2
Investments	-	-	-	-	-	6.3	6.3
Forward foreign exchange contracts	1.6	196.7	-	-	-	-	196.7
Interest rate swaps	5.7	272.7	-	70.8	194.5	-	538.0
Total financial assets		775.8	-	70.8	194.5	344.4	1,385.5
Liabilities							
Trade accounts payable	-	-	-	-	-	376.8	376.8
Other accounts payable	-	-	-	-	-	0.7	0.7
Bills of exchange and promissory notes	-	-	-	-	-	-	-
Bank loans	6.0	239.9	-	-	-	-	239.9
Other loans	7.2	-	-	70.7	283.0	-	353.7
Dividends payable	-	-	-	-	-	49.3	49.3
Other provisions	-	-	-	-	-	107.6	107.6
Forward foreign exchange contracts	5.6	196.7	-	-	-	-	196.7
Interest rate swaps	4.5	265.3	147.0	125.7	-	-	538.0
Total financial liabilities		701.9	147.0	196.4	283.0	534.4	1,862.7
Net financial assets (liabilities)		73.9	(147.0)	(125.6)	(88.5)	(190.0)	(477.2)

	Weighted Average effective interest rate per cent	Floating Interest rate	Fixed interest rate maturities: 1 year or less	Fixed interest rate maturities: 1 to 5 years	Fixed interest rate maturities: More than 5 years	Non-interest bearing	Total
			(A$ million)				
30 June 2001							
Assets							
Cash and cash equivalents (Note 35(b))	3.6	71.7	-	-	-	34.8	106.5
Trade debtors	-	-	-	-	-	368.1	368.1
Other debtors	-	-	-	-	-	41.8	41.8
Other current assets	-	-	-	-	-	18.4	18.4
Short term deposits — other	4.9	1.0	-	-	-	-	1.0
Investments	-	-	-	-	-	7.9	7.9
Forward foreign exchange contracts	5.4	224.7	-	-	-	-	224.7
Interest rate swaps	5.5	463.7	-	-	98.8	-	562.5
Total financial assets		761.1	-	-	98.8	471.0	1,330.9
Liabilities							
Trade accounts payable	-	-	-	-	-	337.6	337.6
Other accounts payable	-	-	-	-	-	0.6	0.6
Bills of exchange and promissory notes	6.3	35.8	-	-	-	-	35.8
Bank loans	6.4	387.8	-	-	-	-	387.8
Other loans	7.2	0.5	-	-	395.0	-	395.5
Dividends payable	-	-	-	-	-	51.6	51.6
Other provisions	-	-	-	-	-	119.0	119.0
Forward foreign exchange contracts	5.5	224.7	-	-	-	-	224.7
Interest rate swaps	6.0	98.8	124.0	339.7	-	-	562.5
Total financial liabilities		747.6	124.0	339.7	395.0	508.8	2,115.1
Net financial assets (liabilities)		13.5	(124.0)	(339.7)	(296.2)	(37.8)	(784.2)

(c) Credit risk

All financial assets are unsecured. The carrying amounts of financial assets, other than derivatives, included in the consolidated statement of financial position, therefore represents the economic entity's maximum exposure to credit risk in relation to these assets.

The credit exposure of derivative financial instruments is represented by the net fair value of the contracts, as disclosed below.

Where entities have a right of set-off and intend to settle on a net basis, this set-off has been reflected in the financial statements in accordance with accounting standards.

Concentration of credit risk

The economic entity does not have any significant exposure to any individual customer or counterparty.

Credit risk that arises from the economic entity's trade receivables is concentrated in the manufacturing and retail industries. Credit risk concentrations by location as a percentage of the total receivables from customers are:

	Consolidated 2002 per cent	Consolidated 2001 per cent
Australia	66.0	62.0
New Zealand	19.0	12.9
Other	15.0	25.1

Other includes PNG, South Pacific, Asia and North and Latin America.

(d) Net fair values

Net fair values of financial assets and liabilities are not materially different to the carrying amounts shown in the statement of financial position except for the following:

	Carrying amount per statement of financial position	Aggregate net fair value
	(A$ million)	
Other loans	353.7	380.3
Commodity contracts	-	1.2
Interest Rate swaps	-	14.0

Determination of net fair values

Net fair values of financial assets and liabilities are determined as their current carrying amount shown in the statement of financial position except for the following:

Interest rate swaps	Fair value determined as the difference in present value of the future interest cash flows.
Forward foreign exchange contracts	Fair value determined as the recognized gain or loss at balance date calculated by reference to current forward exchange rates for contracts with similar maturity profiles.
Commodity contracts	Fair value determined having reference to the closing price on the applicable futures exchange and "over the counter" prices.
Other loans	Fair value is estimated using discounted cash flow analysis, based on current incremental borrowing rates for similar types of borrowing arrangements.

	Consolidated 2002	Consolidated 2001
	(A$ million)	
Note 29. Contingent Liabilities Unsecured		
Indemnities and other guarantees	-	0.3
	-	0.3

(a) There were no secured contingent liabilities in existence at balance date.

(b) The maximum contingent liability of the economic entity for possible termination benefits under service agreements with Directors and executives who take part in the management of the economic entity at balance date was $7.7 million (2001— $6.6 million).

(c) The parent entity has given a guarantee in respect of certain claims that may be made following the sale of Meneba NV in April 1998. The maximum current contingent liability in respect of this matter is $9.0 million (2001 — $9.0 million).

(d) Goodman Fielder is subject to tax audits in both Australia and a foreign location. To date no tax assessments have been amended in Australia and an objection has been lodged against the tax assessment issued by the foreign tax authority. Based on advice from independent taxation and legal advisers, the Directors believe that no material effect is likely to result.

(e) The Directors are of the opinion that no material losses will arise in respect of any contingent liability.

	Consolidated	
	2002	2001
	(A$ million)	
Note 30. Commitments for Expenditure Capital Expenditure contract for		
Payable:		
Within one year	20.4	12.1
Later than one year and not later than two	-	0.8
	20.4	12.9

Capital expenditure contracted for is generally with respect to property, plant and equipment.

Lease commitments

Total lease expenditure contracted for at balance date but not recognized in the financial statements is represented by non-cancellable operating leases as disclosed below.

	Consolidated	
	2002	2001
Operating Leases	(A$ million)	
Analysis of non-cancellable operating lease commitments		
Due within one year	24.7	23.5
Due later than one year and not later than five	55.0	55.0
Due after five years	9.0	14.1
	88.7	92.6
Operating lease terms range from three to ten years and mainly relate to motor vehicles and premises		
Finance lease commitments		
Due within one year	-	0.1
Total minimum lease payments	-	0.1
Less future finance charges	-	-
Total provided for as a liability	-	0.1
Representing lease liabilities		
Current	-	0.1
Non-current	-	-
	-	0.1

Note 31. Superannuation Commitments

Goodman Fielder Limited and its controlled entities sponsor a number of superannuation funds in Australia, New Zealand and other countries where they operate. The funds generally provide benefits on a defined contribution basis for all new employees or their dependents on retirement, resignation, total and permanent disability and death. However there are certain employees who have retained defined benefits and pension entitlements.

The members and certain entities within the economic entity make contributions as specified in the rules of the respective funds and after having regard to actuarial advice.

Based on the most recent actuarial valuation, as set out later in this note, the assets of all funds were sufficient to satisfy all benefits which would have been vested in the event of termination of the funds, or in the event of the voluntary or compulsory termination of the employment of each employee.

Company contributions are generally legally enforceable, with the right to terminate, reduce or suspend these contributions upon giving written notice to the trustees.

Australian contributions in terms of awards or agreements are legally enforceable and, in addition, contributions to other Australian funds have to be made at minimum levels for the Company to avoid taxation penalties in terms of the Superannuation Guarantee Act.

The basis of contributions to the various plans is determined as a percentage of each member's salary.

The superannuation funds of the economic entity at 30 June 2002 are detailed below:

(a) Defined benefit funds

The accrued benefits, based on the last actuarial assessments, and the plan assets at net market value and vested benefits at the date of the most recent plan financial statements (as translated at the exchange rate at that date) of each defined benefit superannuation plan sponsored by the parent entity and other entities in the economic entity are as follows:

2002 Consolidated

Name of plan	Main sponsor	Date of last accounts	Note	Market value	Accrued benefits	Value of surplus	Vested benefits	Annual Company contributions
						(A$ million)		
Parent Entity								
Goodman Fielder Limited Superannuation Fund	Goodman Fielder Limited	30/6/00	(1)	290.9	284.4	6.5	277.0	19.5
Other Entities in the Economic Entity								
Goodman Fielder (NZ) Retirement Plan	Goodman Fielder (NZ) Ltd	31/3/02	(2)	45.7	44.7	1.0	40.7	1.4
Goodman Fielder (USA) Inc. Pension Plan*	GF Ingredients USA Inc.	31/12/01	(3)	4.7	4.4	0.3	3.8	0.3
Leiner Davis Gelatin Pension Plan for Davenport Collectively Bargained Employees	Leiner Davis Gelatin	31/12/01	(3)	1.5	1.4	0.1	1.1	0.1
				342.8	334.9	7.9	322.6	21.3

* This fund is in the process of winding up. Sufficient funds have been provided to ensure that on winding up liabilities are covered.

2001 Consolidated

Name of plan	Main sponsor	Date of last accounts	Market value	Accrued benefits	Value of surplus	Vested benefits	Annual Company contributions
Parent Entity							
Goodman Fielder Limited Superannuation Fund	Goodman Fielder Limited	30/6/00	290.9	284.4	6.5	277.0	19.5
Other Entities in the Economic Entity							
Goodman Fielder (NZ) Retirement Plan	Goodman Fielder (NZ) Ltd	31/3/01	52.8	45.8	7.0	43.1	0.9
Davis Gelatin Industries Retirement Fund	Leiner Davis Gelatin (SA)	30/6/00*	1.2	0.8	0.4	0.5	0.1
Davis Gelatin Industries Pension Fund	Leiner Davis Gelatin (SA)	30/6/00*	1.5	1.5	-	0.8	0.1
Goodman Fielder (USA) Inc. Pension Plan	GF Ingredients USA Inc.	31/12/00	13.1	9.5	3.6	8.7	0.6
Leiner Davis Gelatin Pension Plan for Davenport Collectively Bargained Employees	Leiner Davis Gelatin	31/12/00	1.3	1.1	0.2	0.9	0.1
			360.8	343.1	17.7	331.0	21.3

* Goodman Fielder Limited is no longer responsible for these funding arrangements, due to the sale of Leiner Davis Gelatin effective 31 March 2002.

The date of the last actuarial assessment of each plan and the name of the actuary were as follows:

(1) 30 June 2000 by M. Blair, F.I.A.A.

(2) 31 March 2002 by B. Reid, F.I.A.

(3) 31 December 2001 by J. Leube, FSPA

(b) Defined contribution funds

Actuarial assessments are not applicable to the following funds as benefits are based solely on an accumulation of defined contributions.

Fund	Country of operation
David Gelatin Industries Provident Fund	South Africa
Defined Contribution Plan for the employees of Germantown (Canada) Inc.	Canada
Germantown International Ltd. 401 (K) Profit Sharing Plan	USA
Goodman Fielder (USA) Inc 401 (K) Profit Sharing Plan	USA
Leiner David Gelatin 401 (K) Profit Sharing Plan	USA

NOTES TO THE FINANCIAL STATEMENTS – (CONTINUED)

Note 32. Business and Geographic Segment Data

(a) Primary reporting business segments—

	2002 and 2001																	
	Milling Australia		Baking Australia		GF New Zealand		GF Consumer Foods		International		Ingredients		Corporate		Eliminations		Total economic entity	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
	(A$ million)																	
Revenue																		
Sales external to the economic entity	268.0	260.3	765.6	772.8	511.4	486.6	846.6	828.9	297.3	306.4	268.6	407.5	-	-		-	2,957.5	3,062.5
Internal sales	172.7	166.7	8.2	23.3	17.9	11.3	70.7	64.6	2.2	3.0	1.1	11.9		-	(272.8)	(280.8)		
Other revenue	1.3	0.5	30.0	3.3	4.6	10.5	1.3	23.6	11.8	4.4	399.4	109.5	1.1	1.0	-	-	449.5	152.8
Unallocated interest revenue																	12.7	4.7
Total Revenue	442.0	427.5	803.8	799.4	533.9	508.4	918.6	917.1	311.3	313.8	669.1	528.9	1.1	1.0	(272.8)	(280.8)	3,419.7	3,220.0
Segment Result																		
Trading result	25.5	23.9	55.1	49.4	68.0	64.6	79.9	81.7	18.8	29.6	35.0	32.2	(28.1)	(38.4)	-	-	254.2	243.0
Rationalization and restructuring	-	(34.4)	(28.1)	(49.2)	(3.2)	(25.5)	(32.2)	(53.4)	(2.5)	(10.5)	-	-	(1.8)	(4.3)	-	-	(67.8)	(177.3)
Other significant items	-	-	-	-	-	-	-	-	(1.4)	(13.7)	91.1	(23.7)	-	(35.3)	-	-	89.7	(72.7)
	25.5	(10.5)	27.0	0.2	64.8	39.1	47.7	28.3	14.9	5.4	126.1	8.5	(29.9)	(78.0)	-	-	276.1	(7.0)
Interest																	(52.0)	(62.1)
Profit from ordinary activities before tax																	224.1	(69.1)
Tax																	(61.5)	(7.8)
Outside equity interest																	(0.2)	(1.4)
Net Profit (Loss)																	162.4	(78.3)
Segment assets	218.3	218.3	509.5	568.1	341.2	330.1	590.1	652.7	122.9	158.2	116.6	430.8	353.7	105.8	(0.5)	(0.5)	2,251.8	2,463.5
Cash																	61.3	75.2
Taxation assets																	95.8	127.7
Total segment assets																	2,408.9	2,666.4
Segment liabilities	(66.8)	(82.6)	(114.7)	(112.9)	(72.9)	(67.8)	(150.6)	(169.3)	(25.6)	(29.1)	(21.0)	(48.9)	(177.8)	(105.2)	-	-	(629.4)	(615.8)
Borrowings and overdrafts																	(595.4)	(819.8)
Taxation liabilities																	(88.7)	(94.1)
Total segment liabilities																	(1,313.5)	(1,529.7)
Investment in associates	-	-	3.9	-	-	-	-	-	-	-	-	-	-	-	-	-	3.9	
Acquisition of non-current assets	13.8	10.4	28.1	25.3	14.2	33.2	18.4	32.8	5.3	8.9	11.3	13.2	2.5	10.2			93.6	134.0
Depreciation and amortization expense	10.2	15.0	37.1	31.2	23.2	22.9	36.3	42.4	8.5	10.1	21.3	29.5	3.8	5.0			140.4	156.1
Other non-cash expenses (gains)	0.1	18.4	7.7	7.0	-	(1.0)	13.6	37.4	(1.6)	23.4	(89.1)	41.8	(12.8)	46.2			(82.1)	173.2

2000

	Sales External to the Economic Entity		Internal Sales		Other Revenue		Total Revenue		Segment Profit (Loss)		Assets	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
	(A$ million)											
Milling and Baking												
Australia	1,003.8	1,001.3	211.4	211.9	3.8	20.4	1,219.0	1,233.6	71.6	76.5	786.4	807.2
New Zealand	282.7	278.8	82.0	56.4	9.8	4.2	374.5	339.4	35.2	37.4	197.9	199.4
Intra Segment			(214.3)	(188.4)			(214.3)	(188.4)				
Milling and Baking	1,286.5	1,280.1	79.1	79.9	13.6	24.6	1,379.2	1,384.6	106.8	113.9	984.3	1,006.6
Cereals and Snacks:												
Uncle Tobys	368.2	367.8	14.3	12.5	3.8	0.5	386.3	380.8	45.8	39.9	389.4	422.7
Bluebird	143.7	142.0	2.3	2.9	0.7	0.5	146.7	145.4	22.5	18.0	83.5	84.7
Intra Segment			(5.8)	(6.2)			(5.8)	(6.2)				
Cereals & Snacks	511.9	509.8	10.8	9.2	4.5	1.0	527.2	520.0	68.3	57.9	472.9	507.4
Edible Oils	518.8	584.5	58.4	63.8	19.8	0.4	598.0	648.7	47.9	60.9	312.0	319.1
Ingredients	385.3	313.5	5.3	6.3	11.5	1.3	402.1	321.1	30.2	13.2	433.9	410.7
International	334.7	319.6	3.0	1.6	4.4	4.8	342.1	326.0	28.6	22.5	158.2	180.2
Other	-	-	-	-	1.0	1.3	1.0	1.3	(40.8)	(30.6)	105.8	129.2
Eliminations	-	-	(163.2)	(188.6)	-	-	(163.2)	(188.6)	-	-	(0.5)	(0.5)
	3,038.2	3,007.5	(6.6)	(27.8)	54.8	33.4	3,086.4	3,013.1	241.0	237.8	2,466.6	2,552.7
Rationalization and restructuring									(161.6)	(73.7)		
Other significant items									(51.4)			
	3,038.2	3,007.5	(6.6)	(27.8)	54.8	33.4	3,086.4	3,013.1	28.0	164.1	2,466.6	2,552.7
Discontinued Business												
Operations	24.3	128.8	6.6	27.8	98.0	12.0	128.9	168.6	2.0	14.8	(3.1)	130.6
Rationalization and restructuring									(15.7)	-		
Other significant items									(21.3)	-		
	24.3	128.8	6.6	27.8	98.0	12.0	128.9	168.6	(35.0)	14.8	(3.1)	130.6
Unallocated	-	-	-	-	4.7	4.4	4.7	4.4	(62.1)	(59.1)	202.9	162.8
Economic entity	3,062.5	3,136.3	-	-	157.5	49.8	3,220.0	3,186.1	(69.1)	119.8	2,666.4	2,846.1

(b) Secondary reporting geographic segments

	Segment revenues from sales to external customers			Segment assets		Acquisition of non-current assets	
	2002	2001	2000	2002	2001	2002	2001
				(A$ million)			
Australia	1,952.3	1,966.6	2,020.5	1,627.5	1,594.3	67.8	86.8
New Zealand	521.0	520.1	500.0	398.5	364.6	15.2	37.2
Other	484.2	575.8	615.8	225.8	504.6	10.6	10.0
Unallocated	-	-	-	157.1	202.9	-	-
Economic Entity	2,957.5	3,062.5	3,136.3	2,408.9	2,666.4	93.6	134.0

(c) The Ingredients segment result is detailed below:

	Gelatin	Germantown	Total
		(A$ million)	
Revenue from ordinary activities	248.3	20.3	268.6
Expenses from ordinary activities	(215.3)	(18.3)	(233.6)
Segment result	33.0	2.0	35.0
Interest/administration costs	7.0	(0.3)	6.7
Profit from ordinary activities before income tax	40.0	1.7	41.7
Income tax on profit (loss) from ordinary activities	(18.3)	(3.0)	(21.3)
Profit from ordinary activities after income tax	21.7	(1.3)	20.4

(d) The Ingredients segment assets and liabilities are detailed below:

	Gelatin
	(A$ million)
Total assets	116.6
Total liabilities	(21.0)
Net assets per segment note	95.6
Tax and other balances excluded from segment note	64.5
Net assets	160.1

Business segments

Milling

Flour milling business.

Baking

Includes baking, crumbing, pastry and related baked foods businesses.

New Zealand

Includes:

- Cereal and potato-based snacks, breakfast cereals, desserts, packet flour, cake mixes and pastry products.
- Baking, flour milling, crumbing, pastry and related baked foods businesses.
- Margarine, oils, mayonnaises and sauces.

Consumer Foods

Includes:

- Cereal snacks, breakfast cereals, desserts, packet flour, cake mixes and pastry products.
- Margarine, oils, mayonnaises and sauces.

International

Includes exports from Australia and New Zealand, poultry, baking and flour milling in the South Pacific region and food manufacturing, wholesale and distribution operations in the Asian region.

Ingredients

Includes gelatin, starch and stabilizers businesses.

Geographic segments

Other

Primarily includes PNG, South Pacific, Asia, Europe and North and Latin America.

Segment accounting policies

The Group generally accounts for intersegment sales as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Note 33. Discontinuing Operations

Leiner Davis Gelatin

On 15 February 2001, the Company announced its intention to discontinue its ingredients business segment, comprising its Leiner Davis Gelatin business and its international Germantown dairy stabilizers business. On 29 August 2000, the Company announced the sale of its Starch operations, which was previously part of the ingredients business segment.

On the 15 February 2001, the Company announced the sale of Leiner Davis Gelatin business to Deutsche Gelatine-Fabriken Stoess AG and thereby discontinued its gelatin operations.

Part of the gelatin business was sold on 28 March 2002 with effect from 31 March 2002. The US and Argentinian-based gelatin operations were retained. The date of divestment of the retained business was 4 April 2003.

On 11 December 2001, the Company announced its intention to discontinue its Milling Australia business segment. The sale of this business was completed on 4 October 2002.

Financial information relating to the discontinuing operation for the period to the date of the disposals and to balance date is set out below.

	Consolidated		
	2002	2001	2000
		(A$ million)	
Ingredients			
Financial performance information			
Revenue from ordinary activities	268.6	407.5	398.2
Expenses from ordinary activities	(233.6)	(375.3)	(373.7)
Segment result (EBIT)	35.0	32.2	24.5
Net interest revenue/(expense)	6.7	1.4	(3.7)
Profit from ordinary activities	41.7	33.6	20.8
Income tax expense	(21.3)	(17.4)	(11.2)
Net profit	20.4	16.2	9.6
Carrying amount of assets and liabilities			
Total assets	191.3	430.8	623.3
Total liabilities	(31.2)	(48.9)	(128.7)
Net assets	160.1	381.9	494.6
Cash flow information			
Net cash provided by operating activities	41.1	55.7	46.7
Net cash provided by investing activities	(70.8)	(11.7)	(19.7)
Net cash used in financing activities	(310.0)	(167.6)	(5.6)
Net increase/(decrease) in cash generated	(339.7)	(123.6)	21.4

Note 33. Discontinuing Operations (continued)

	Consolidated 2002	2001	2000
		(A$ million)	
Milling Australia			
Financial performance information			
Revenue from ordinary activities	269.3	260.8	310.5
Expenses from ordinary activities	(243.8)	(236.9)	(273.6)
Segment result (EBIT)	25.5	23.9	36.9
Net interest (expense)	(1.8)	(3.5)	(1.7)
Profit from ordinary activities	23.7	20.4	35.2
Income tax expense	(4.2)	(8.5)	(13.3)
Net profit	19.5	11.9	21.9
Carrying amount of assets and liabilities			
Total assets	218.3	247.9	260.3
Total liabilities	(66.8)	(78.9)	(79.6)
Net assets	151.5	169.0	180.7
Cash flow information			
Net cash provided by operating activities	1.6	46.5	29.3
Net cash provided by investing activities	(12.7)	40.3	5.9
Net cash used in financing activities	1.0	(71.8)	77.3
Net increase/(decrease) in cash generated	(10.1)	15.0	112.5

Note 34. Related Party Disclosures

Directors

The names of the persons who were Directors of Goodman Fielder Limited at any time during the financial year are as follows:

R.K. Barton, T.P. Park, J.R. Grant, N.C. Lister, Sir Dryden Spring, J.L. Holmes à Court, C.B. Livingstone, Sir Ross Buckland, J.L. Peterson, D.L.G. Hearn and D.A. McKay.

Remuneration, retirement benefits and service agreements

Information on remuneration of Directors and service agreements with Directors is disclosed in Notes 26 and 29 respectively.

Loans to Directors (excluding those under Employee Share Plan Schemes).

No loans to Directors (excluding those under Employee Share Plan Schemes) were outstanding at the end of either the current or prior year.

	Consolidated 2002	2001
	$000	$000
Loans under Employee Share Schemes		
Aggregate amount of loans receivable from Directors of controlled entities at year end	**19**	**47**

No loans under Employee Share Plans were made to Directors of controlled entities during the current year (2001— nil).

Aggregate amount of loan repayments made during the year by Directors of controlled entities was $4,052 (2001— $5,344).

Repayments were received from the following Directors:

2002 A. Anderson, R. Barnhill, W. Dawson, R. Findlay, B. Fiorentino, C. Fitzgerald, I. Gilmour, I. Glasson, R. Gordon, J. Gregg, J. Hartigan, P. Lambert, R. Matthews, P. Maxworthy, J. Payne, M. Sage, R. Seach, M. Spurr, P. Stanton, G. Stephenson, R. Stretton, R. Vela, Y. Wallace, E.F. Wojtasik.

2001 D.E. Alcock, A.L. Anderson, R. Barnhill, D. Brown, R. Findlay, B. Fiorentino, C. Fitzgerald, I.M. Gilmour, I. Glasson, R. Gordon, J. Gregg, J.E. Hartigan, D. Holley, R.E. Jenkin, S. Kelly, P. Lambert, R. Lowndes, S. Marshall, R. Matthews, P.J. Maxworthy, P.J. McLoghlin, R. Mitchell, J. Payne, M. Robb, I. Robertson, T. Ryan, M. Sage, R. Seach, M.E. Spurr, P.C. Stanton, G. Stephenson, R. Stretton, R. Vela, Y. Wallace, C.G. Wise, E.F. Wojtasik.

Loans under Employee Share Plans are interest free.

Note 34. Related Party Disclosures (continued)

Transactions of Directors of Goodman Fielder Limited and their Director-related entities concerning shares and share options

Aggregate numbers of shares and share options of Goodman Fielder Limited acquired by Directors of the parent entity or their Director-related entities were as follows:

	2002	2001
Acquisitions		
Ordinary shares acquired on market at arm's-length	-	10,000
Ordinary shares acquired under the Company's Dividend Reinvestment Plan on conditions no more favorable than to other shareholders	2,626	3,190
Ordinary shares acquired under the Director's Remuneration Plan (the "Plan") approved by shareholders in November 1998	89,784	181,045
Ordinary shares issued pursuant to approval by shareholders in November 1998	-	500,000
Options over unissued shares pursuant to approval by shareholders in November 2001	5,000,000	-
Disposals		
Ordinary shares disposed on market at arm's length	-	21,871
Aggregate number of shares and options over unissued Ordinary shares held by Directors, indirectly or beneficially by Directors or their Director-related entities:		
Ordinary shares*	496,469	1,112,988
Options over unissued Ordinary shares	5,000,000	11,610,000

* These include 310,782 (2001— 350,830) shares purchased since the commencement of the Plan in the respective names of Directors in office at balance date in accordance with the terms of the Plan. Directors elect to forego a minimum of 25 per cent of their fee and receive shares which carry a two year restriction on disposal from date of allocation (quarterly). Of these shares 99,836 shares have ceased to carry this restriction.

Directors and their Director-related entities received normal dividends on their Ordinary shares. The options held by the CEO at year end expire on 16 November 2011 and are exercisable at $1.27 for 3,000,000; the exercise price for 2,000,000 options is to be set on 16 November 2003. The right to exercise the 2,000,000 options, or part thereof, will be determined in November 2003, after a performance review by the Board.

Other transactions of Directors and their Director-related entities

Directors of the parent entity

Certain Directors are also Directors of other companies. All transactions between those companies and companies in the Goodman Fielder economic entity were conducted in the ordinary course of business under normal commercial terms and conditions. These items have not been disclosed here, as they do not have the potential to adversely affect the decisions of the Directors involved.

Directors of controlled entities

Certain Directors are also Directors of other companies. All transactions between those companies and companies in the Goodman Fielder Limited economic entity were conducted in the ordinary course of business under normal commercial terms. Transactions entered into include receipt of dividends on shares held in the parent entity, the acquisition or sale of shares in the parent entity, purchase of product and equipment, professional services and rental of premises. These items have not been disclosed here as they are trivial or domestic in nature, and they do not have the potential to adversely affect the decisions of the Directors involved.

Note 34. Related Party Disclosures (continued)

Transactions with wholly-owned controlled entities and other related corporations

Aggregate amounts included in the determination of the operating results before income tax and balances at balance date which resulted from transactions with each class of related parties, were as follows:

	Consolidated		
	2002	2001	2000
	(A$ million)		
Interest revenue			
Other related corporations	-	0.1	0.1
Dividend revenue			
Other related corporations	0.8	2.7	0.7
Sales of goods and services			
Other related corporations	7.9	0.1	0.1
Purchase of goods and services from			
Other related corporations	6.9	7.3	9.7
Loan repayments from			
Other related corporations	0.6	2.6	-
Current receivables due from related parties			
Other related corporations	1.0	-	0.1
Current payables due to related parties			
Other related corporations	0.5	0.4	0.5

Unless otherwise stated the above transactions were made on commercial terms and conditions and at market rates

Note 35. Notes to and Forming Part of the Statements of Cash Flows

(a) Reconciliation of operating profit after income tax to net cash from operating activities

	Consolidated		
	2002	2001	2000
	(A$ million)		
Operating profit after income tax	162.6	(76.9)	85.3
Depreciation and amortization	140.4	156.1	156.2
Write down of non-current assets	43.0	186.6	22.4
Net (profit) loss on sale of non-current assets	(117.4)	(22.6)	(3.5)
Other	(7.7)	9.2	3.3
Changes in operating assets and liabilities, net of effects from acquisitions and disposals of controlled entities and businesses			
(Increase) Decrease in receivables	70.2	(1.3)	(12.9)
(Increase) Decrease in inventories	(12.2)	4.4	18.1
(Increase) Decrease in other assets	20.6	(47.3)	26.2
(Decrease) Increase in creditors	46.8	14.8	17.9
(Decrease) Increase in provisions	(28.8)	5.6	(44.4)
(Decrease) Increase in other liabilities	9.9	1.1	(1.6)
Net cash inflow from operating activities	327.4	229.7	267.0

(b) Components of cash and cash equivalents

For the purposes of the statements of cash flows, cash includes cash on hand, at bank and in transit, and cash equivalents consisting of short term deposits and amounts owing by/(to) a controlled entity which are highly liquid and used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts. Cash as at the end of the period as shown in the statements of cash flow is reconciled to the related items in the statement of financial position as follows:

Cash	61.3	75.2	75.9
Cash equivalents (Note 8)	277.4	31.3	26.0
Bank overdrafts (Note 15)	(1.8)	(0.6)	(0.3)
	336.9	105.9	101.6

Note 35. Notes to and Forming Part of the Statements of Cash Flows (continued)

(c) Acquisitions and disposals

Fair value of net assets of controlled entities and businesses acquired and disposed

	Consolidated					
	Acquired			Disposed		
	2002	2001	2000	2002	2001	2000
	(A$ million)					
Current assets						
Cash	-	-	1.7	18.0	-	-
Receivables	-	0.4	9.0	45.2	18.1	-
Inventories	-	-	7.2	55.8	14.7	-
Other	-	-	0.5	20.8	0.9	-
Non-current assets						
Property, plant and equipment	-	0.1	21.5	146.9	58.4	-
Intangibles	-	-	-	17.1	0.4	-
Other	-	-	2.0	0.2	0.5	-
Current liabilities						
Payables	-	(0.3)	(3.9)	(29.0)	(10.3)	-
Interest bearing liabilities	-	-	(7.9)	-	-	-
Provisions	-	-	(0.6)	(8.2)	(2.4)	-
Provision for restructuring	-	-	(3.7)	-	-	-
Other	-	-	(1.0)	(9.2)	-	-
Non-current liabilities						
Interest bearing liabilities	-	-	(4.0)	-	-	-
Provisions	-	-	-	(3.9)	(4.8)	-
	-	0.2	20.8	253.7	75.5	-
Minority share of net assets acquired	-	-	(0.6)			
Goodwill on acquisition	-	0.7	43.0			
Total consideration	-	0.9	63.2			

(d) Consideration - acquisitions and disposals

Cash	-	(0.9)	(61.5)	391.7	101.7	-
Net cash acquired/ (disposed)	-	-	1.7	(18.0)	-	-
Costs – cash	-	-	(1.7)	(25.8)	(4.0)	-
Net cash flow	-	(0.9)	(61.5)	347.9	97.7	-
Consideration receivable	-	-	-	5.1	-	-
	1	(0.9)	(61.5)	353.0	97.7	

On 15 August 2001, Germantown International Limited was sold to Danisco A/S for sales proceeds of $197.4 million. Of the $197.4 million in proceeds, $2.5 million is due to be received.

On 31 March 2002 part of the gelatin business was sold to Deutsche Gelatine-Fabriken Stoess AG for sales proceeds of $190.7 million.

On 29 June 2002, the Taiwan operation was sold to McCain Foods (Aust) Pty Ltd for sales proceeds receivable of $2.6 million.

On 23 August 1999, the Group's Poultry operations were sold to Bartter Pty Limited for $131.5 million of which $35.3 million represented vendor finance. An after tax extraordinary loss of $44.8 million arose as a result of the sale and was brought to account at 30 June 1999.

On 8 February 2002 Southland operations was sold to Invercargill Trading Limited for sales proceeds of $6.1 million.

(e) Non cash financing and investing activities

In respect of dividends paid during the year ended 30 June 2002, Goodman Fielder Limited shareholders had the option to elect to participate in the Dividend Reinvestment Plan. The Dividend Reinvestment Plan enables shareholders to reinvest in shares rather than receive cash. Under the Dividend Reinvestment Plan, $6.2 million (2001— $5.8 million, 2000 - $6.3 million) of dividends were reinvested in the current period (Note 20).

Note 35. Notes to and Forming Part of the Statements of Cash Flows (continued)

(f) Standby arrangements and credit facilities

Entities in the economic entity have access to:

	Consolidated	
	2002	2001
	(A$ million)	
Credit standby arrangements		
— unsecured bank overdraft facilities		
subject to annual review with amounts drawn payable at call, totalling	19.8	19.1
amount of facilities unused	17.8	18.6
— committed syndicated standby facilities		
of varying expiry*, totalling	—	131.9
amount of facilities unused	—	131.9
Loan facilities		
— unsecured bank term loan facilities		
of varying maturity**, totalling	239.9	446.3
amount of facilities used	239.9	388.3
amount of facilities unused	—	58.0
— unsecured promissory note facilities* **		
amount of facilities used	—	35.8
— unsecured note issuance facilities		
with no fixed expiry, totalling	442.1	493.8
amount of facilities unused	442.1	493.8
US private placement		
amortizing 2007 to 2011	353.7	395.0
amount of facilities used	353.7	395.0
Securitization program******		
available	96.0	35.4
in place	48.0	35.4

* There were no syndicated standby facilities available as at the end of June 2002 (2001— $60 million and NZD $90 million)

** These facilities mature within the following terms:

	Consolidated	
	2002	2001
	(A$ million)	
Within 1 year	174.9	186.6
Within 1 – 2 years	65.0	79.9
Within 2 – 5 years	-	179.8
Total unsecured bank term loan facilities	239.9	446.3

*** Unsecured promissory note facilities are cancellable with 30 days' notice. Unsecured promissory note facilities are limited by market demand.

**** These programs provide Goodman Fielder Limited with the ability to securitize selected amounts of its debtors portfolio. A total of $48 million has been securitized at year end and is not included in the statement of financial position.

(g) Goodman Fielder Limited has been approved by the Victorian WorkCover Authority and the WorkCover Authority of NSW respectively, as a self-insurer for purposes of the relevant accident compensation acts.

The agreement between the state and authorities provides that Goodman Fielder Limited must provide a bank guarantee to or in favor of the relevant state authority as security for any amount for which the state authority may become liable because of failure of Goodman Fielder Limited to satisfy claim or claims under the relevant acts or judgement for damages entered against it.

Bank guarantees have been raised for the Victorian WorkCover Authority — maximum liability $20.4 million and WorkCover Authority NSW — maximum liability $8.5 million.

Note 36. Investments in associated companies

Name of Associate	Principal activity	Country of operation	Ownership interest 2002	Ownership interest 2001	Ownership interest 2000	Carrying amount consolidated – at cost 2002	Carrying amount consolidated – at cost 2001	Carrying amount consolidated – at cost 2000
				(per cent)			(A$ million)	
PT Sinar Meadow International Indonesia[1]	Margarine manufacturer	Indonesia	Ord 50.0	Ord 50.0	Ord 50.0	-	-	-
Fresh Start Bakeries Australia	Buns manufacturer	Australia	Ord 50.0	-	-	3.9	-	-

(1) December 31 balance date

	Consolidated 2002	Consolidated 2001	Consolidated 2000
		(A$ million)	
Results of associate			
The economic entity's share of the results of its associate is as follows:			
Operating profit before income tax	0.2	-	-
Income tax expense attributable to operating profit	(0.1)	-	-
Operating profit after income tax adjusted for:	0.1	-	-
Elimination of profit on sale of assets to associates	(4.7)	-	-
Share of net profit (loss) of associate	(4.6)	-	-
Share of reserves attributable to associate			
Retained profits (accumulated losses)			
at the beginning of the year	-	-	(0.9)
at the end of the year	(4.6)	-	-
Movements in carrying amount of investment			
Equity carrying amount at the beginning of the year	-	-	1.2
Investment in associate	8.5	-	-
Elimination of profit on sale of assets to associate	(4.7)	-	-
Sale of investment	-	-	(1.2)
Share of associates' operating profit after income tax	0.1	-	-
Carrying amount at the end of the year	3.9	-	-

NOTES TO THE FINANCIAL STATEMENTS – (CONTINUED)

Note 37. Particulars relating to controlled entities

Name		Country of incorporation	Equity of ultimate parent entity per cent 2002	2001
Parent entity				
Goodman Fielder Limited		Aust		
Controlled entities				
Fielder Gillespie Davis Finance Pty Limited	(a)	Aust	100	100
Goodman Fielder International (SI) Ltd.	(d)	Solomon Is	97.1	97.1
Leiner Davis (USA) Inc. (formerly Goodman Fielder USA Inc)	(b)	USA	100	100
Leiner Davis Gelatin Corp.	(b)	USA	100	100
Germantown USA Inc.	(b)	USA	-	100
Germantown International Foods Company Inc	(b)	USA	-	100
FGD Share Plan Nominees Pty Limited	(a)	Aust	100	100
GF Australia Limited	(a)	Aust	100	100
Goodman Fielder Mills Limited	(a)	Aust	100	100
GF International (NZ) Limited	(d)	NZ	100	100
Great Southern Roller Flour Mills Ltd	(a)	Aust	100	100
William Jackett & Son Proprietary Limited	(a)	Aust	100	100
Goodman Fielder Superannuation Fund Pty Ltd	(f)	Aust	100	100
Mowbray Industries Limited	(a)	Aust	100	100
Goodman Fielder Food Services Limited	(a)	Aust	100	100
Goodman Fielder International Limited	(a)	Aust	100	100
Goodman Fielder International (Hong Kong) Limited	(d)	Hong Kong	100	100
Goodman Fielder International Sdn Bhd	(d)	Malaysia	100	100
Goodman Fielder International (China) Ltd	(d)	Hong Kong	100	100
Goodman Fielder International(Philippines) Limited	(d)	Philippines	100	100
Meadow Lea Foods Limited	(a)	Aust	100	100
NZ Margarine Holdings Limited	(d)	NZ	100	100
Meadow Lea Foods Limited (formerly Meadow Lea New Zealand Limited)	(d)	NZ	100	100
Goodman Fielder (Shanghai) Co Ltd	(d)	China	90	90
M.L.(W.A.) Export Pty Ltd	(a)	Aust	100	100
The Uncle Tobys Company Limited	(a)	Aust	100	100
G Wood Son and Company Pty Ltd	(a)	Aust	100	100
Anchor Foods Pty Ltd	(a)	Aust	100	100
Quality Bakers Australia Limited	(a)	Aust	100	100
QBA Properties Pty Limited	(a)	Aust	100	100
Stuart Bakery Pty Ltd	(a)	Aust	100	100
Wakely Bros. Pty Limited	(a)	Aust	100	100
Ernest Adams Australia Pty Ltd	(a)	Aust	100	100
GF Defiance Pty Limited	(a)	Aust	100	100
GFD Australia Pty Limited	(a)	Aust	100	100
GF Albury Mills Limited	(a)	Aust	100	100
GF Narrandera Mills Limited	(a)	Aust	100	100
Sirius Biotechnology Limited	(a)	Aust	100	100
Sirius Biotechnology International Pty Ltd	(a)	Aust	100	100
Sunicrust Bakeries Proprietary Limited	(a)	Aust	100	100
BCW Hotplate Bakery Pty Ltd	(a)	Aust	100	100
Southern Border Bakeries Pty Ltd	(a)	Aust	100	100
Defiance Mills Pty Ltd	(a)	Aust	100	100
Cobbity Farm Bakeries Pty Ltd	(a)	Aust	100	100
Defiance Corporate Pty Ltd	(a)	Aust	100	100
Defiance Enterprises Pty Ltd	(a)	Aust	100	100
North Queensland Flour Milling Pty Ltd	(a)	Aust	100	100
Defiance Milling Co Pty Ltd	(a)	Aust	100	100
Cairns Bakeries Holding Co Pty Ltd	(a)	Aust	100	100
Country Bake Bakeries Pty Ltd	(a)	Aust	100	100
Wide Bay Bakeries Pty Ltd	(a)	Aust	100	100
Defiance Fine Foods Pty Ltd	(a)	Aust	100	100
Defiance Dalby Pty Ltd	(a)	Aust	100	100
Defiance International Trading Pty Ltd	(a)	Aust	100	100
Regal Bakeries Pty Limited	(a)	Aust	100	100
Country Bake Cairns Pty Ltd	(a)	Aust	100	100
Country Bake Mid Coast Pty Ltd	(a)	Aust	100	100
Country Bake Tasmania Pty Ltd	(a)	Aust	100	100
Darwin Bakery Pty Limited	(a)	Aust	100	100
ETA Foods Ltd	(a)	Aust	100	100

Note 37. Particulars relating to controlled entities (continued)

Goodman Fielder (Fiji) Limited	(d)	Fiji	90	90
Goodman Fielder International (Fiji) Ltd. (formerly Crest Chicken Limited)	(d)	Fiji	90	90
Tucker Ice-Cream Co (Fiji) Limited (formerly Tip-Top Ice Cream Co (Fiji) Limited)	(d)	Fiji	90	90
Tucker Group (Fiji) Limited	(d)	Fiji	90	90
GF Finance (N.Z.) Limited	(d)	NZ	100	100
Germantown International N.Z. Limited	(d)	NZ	-	100
GF Intertrade Limited	(d)	NZ	100	100
Quality Bakers New Zealand Limited	(d)	NZ	100	100
Goodman Fielder Milling & Baking New Zealand Ltd	(d)	NZ	100	100
Goodman Fielder New Zealand Limited (formerly Bluebird Foods Limited)	(d)	NZ	-	100
GF Retirement Nominees Limited	(d)	NZ	100	100
GF Finance Limited		Aust	100	100
GF Finance International Pty Limited	(f)	Aust	100	100
GF Investments (Asia) Pte Limited	(d)	Singapore	100	100
Goodman Fielder International (Singapore) Pte Ltd	(d)	Singapore	100	100
Quality Bakers (Asia) Pte Ltd	(d)	Singapore	100	100
Gillespie Bros. Holdings Ltd	(a)	Aust	100	100
Goodman Fielder International (PNG) Pty Limited	(c)	PNG	100	100
Associated Mills Limited	(c)	PNG	74	74
Lae Feed Mills Pty Limited	(c)	PNG	74	74
Binnen Bakery Pty Limited	(c)	PNG	97.92	97.92
Evercrisp Snacks(PNG) Pty Limited	(c)	PNG	100	100
Golden Crust Bakery Limited	(c)	PNG	89	89
Mount Hagen Bakery Pty Limited	(c)	PNG	100	100
R.B.P.M. Pty Ltd	(c)	PNG	74	74
United Bakeries Limited	(c)	PNG	74	74
GF Fresh Pty Ltd	(a)	Aust	100	100
GF Group Services Pty Limited	(a)	Aust	100	100
GF Trade Finance Pty Limited	(a)	Aust	100	100
Goodman Fielder Ingredients Limited	(a)	Aust	100	100
GF Ingredients USA Inc.	(d)	USA	100	-
Leiner Davis Gelatin S.A. (Pty) Limited	(d)	South Africa	-	100
Germantown International Limited	(a)	Aust	-	100
Germantown Canada Inc.	(d)	Canada	-	100
Germantown Do Brasil Industria E. Comercio Ltda	(b)	Brazil	-	100
Germantown Europe N.V.	(d)	Belgium	-	100
Germantown Manufacturing Company S.A. de C.V.	(b)	Mexico	-	85
Germantown Holdings Pty Ltd	(f)	Aust	-	100
Leiner Davis Gelatin International Limited	(a)	Aust	-	100
Leiner Davis Gelatin (N.Z.) Limited	(d)	NZ	-	100
Leiner Davis Gelatin Argentina SA	(d)	Argentina	-	100
Maramba S.R.L.	(b)	Paraguay	-	100
Leiner Davis Gelatin GmbH	(d)	Germany	-	100
Goodman Fielder do Brasil Industria e Comercio Ltda	(b)	Brazil	-	100
Goodman Fielder Ingredients Brasil Industria e Comercio Ltda	(b)	Brazil	-	100
Leiner Davis Gelatin Mexico S.A. de C.V.	(b)	Mexico	-	100
Leiner Davis Gelatin France S.A.	(d)	France	-	100
Goodman Fielder (Japan) K.K.	(b)	Japan	100	100
Goodman Fielder Nominees Pty Ltd	(a)	Aust	100	100
Goodman Fielder Nouvelle Caledonie Ltd	(c)	N. Caledonia	100	100
Goodman Fielder Field Operations Limited	(a)	Aust	100	100
Moulins du Pacifique Sud SA Ltd	(c)	N. Caledonia	99.5	99.5
Provincial Traders Foods Pty Ltd	(a)	Aust	100	100
Societe Industrielle Commerciale et Agro — Alimentaire Ltd	(c)	N. Caledonia	96.7	96.7
Uncle Tobys Properties Pty Limited	(a)	Aust	100	100
Previously controlled entities liquidated or in liquidation				
Batmello Pty Ltd	(a)	Aust	100	100
Goodman Fielder Dunfrepus Pty Ltd	(a)	Aust	100	100
GF BD Superannuation Pty Ltd	(a)	Aust	100	100
BSSP Pty Ltd	(a)	Aust	100	100
Defiance Trustees Pty Ltd	(a)	Aust	100	100
Wayrag Pty Limited	(a)	Aust	100	100
Leiner Davis Uruguaya de Gelatinas S.A.	(c)	Uruguay	100	100
Allied Flour Limited	(e)	Aust	100	100
Murrumbidgee Milling Pty Limited	(e)	Aust	100	100

Note 37. Particulars relating to controlled entities (continued)

Quesnay Pty Ltd	(c)	Aust	100	100
Goodman Group Australia Investments Pty Ltd	(e)	Aust	100	100
Goodman Group Australia Holdings Ltd	(c)	Aust	100	100
Barndola Pty Limited	(a)	Aust	100	100
Sinar Meadow International Ltd	(d)	Hong Kong	58	58
GF Bakery Systems Pty Limited	(a)	Aust	100	100
Pacific Glucose (Australia) Proprietary Limited	(a)	Aust	100	100
Downyflake Food Corporation Proprietary Limited	(a)	Aust	100	100
Fidelity Food Technologies Pty Ltd	(a)	Aust	100	100
DFI Australia Pty Ltd	(a)	Aust	100	100
Corlette Pty Ltd	(a)	Aust	100	100
Defiance International Pty Ltd	(a)	Aust	100	100
Defiance Hong Kong Limited	(d)	Hong Kong	100	100
Goody Foods Co. Ltd	(d)	Taiwan	100	100
Lorabond Pty Ltd	(a)	Aust	100	100
H.J. Exports Pty Ltd	(a)	Aust	100	100
Meadow Brands Philippines Inc.	(c)	Philippines	-	100
World Trade Services (UK) Ltd	(e)	UK	-	100
G.F. Foods Queensland Pty Ltd	(c)	Aust	-	100

Controlled entities incorporated in overseas countries carry on business in the country of incorporation.

Notes:

(a) These controlled entities have adopted the Australian Securities and Investments Commission's Class Order which provides relief from the requirement to prepare audited accounts where a Deed of Indemnity has been entered into between the controlled entities and the parent entity to meet each other's liabilities as if they were their own. Information relating to Deeds of Cross Guarantee are set out in Note 38.

(b) Controlled entities not required to prepare audited statutory accounts.

(c) Controlled entities audited by a firm other than Ernst & Young.

(d) Controlled entities audited by other member firms of Ernst & Young (International).

(e) These controlled entities were placed into liquidation/deregistration or liquidated/deregistered during the current or prior year.

(f) These controlled entities are relieved from the requirement to prepare audited statutory accounts by virtue of being classed as Small Proprietary Companies.

Note 38. Deeds of Cross Guarantee

Goodman Fielder Limited and a number of its controlled entities are parties to a Deed of Cross Guarantee under which each company guarantees the debts of the others. By entering into the Deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and a Directors' report under Class Order 98/1418 (as amended by Class Order 98/2017) issued by the Australian Securities and Investments Commission.

Entities party to the Deed of Cross Guarantee represent a "Closed Group' for the purposes of the Class Order. Goodman Fielder Limited is the parent entity of the "Closed Group'. Controlled entities party to the Deed of Cross Guarantee are listed in Note 37.

The consolidated statement of financial performance of the Closed Group for the year ended June 30, 2002 is set out below:

	2002	2001
	(A$ million)	
Sales revenue	2,365.3	2,443.7
Cost of sales	(1,635.4)	(1,694.5)
Gross profit	729.9	749.2
Revenue generated from investing activities	363.4	173.2
Expenses relating to investing activities	(203.3)	(86.1)
Marketing, selling and distribution expenses	(421.0)	(428.3)
Production expenses	(47.0)	(61.9)
Administration expenses	(210.6)	(307.5)
Share of net profit (loss) from associate	(4.6)	-
Borrowing costs expensed	(35.8)	(73.6)
Profit (Loss) from ordinary activities before income tax expense	171.0	(35.0)
Income tax expense attributable to ordinary activities	(43.7)	23.9
Profit (Loss) from ordinary activities after income tax expense	127.3	(11.1)

Note 38. Deeds of Cross Guarantee (continued)

Net exchange differences on translation of foreign controlled entities	-	-
Net profit	127.3	(11.1)
Opening Retained Earnings	398.3	507.6
Dividends paid for or provided	(92.9)	(96.1)
Transfers to or from reserves	-	(2.1)
Net profit	127.3	(11.1)
Closing retained earnings	432.7	398.3

The consolidated statement of financial position of the Closed Group as at 30 June 2002 is set out below:

	2002	**2001**
	(A$ million)	
Current Assets		
Cash	65.3	54.7
Receivables	190.6	290.5
Inventories	150.3	159.5
Other	15.1	15.5
Total current assets	421.3	520.2
Non-current assets		
Receivables	813.9	398.6
Financial assets	792.1	981.0
Property, plant and equipment	574.8	638.2
Intangibles	445.2	485.1
Deferred tax assets	31.1	39.6
Other	2.8	3.4
Total non-current assets	2,659.9	2,545.9
Total assets	3,081.2	3,066.1
Current liabilities		
Payables	339.0	232.9
Provisions	137.5	156.5
Current tax liabilities	44.1	3.5
Other — unearned income	2.9	1.6
Total current liabilities	523.5	394.5
Non-current liabilities		
Payables	1,089.0	1,158.6
Provisions	14.8	17.6
Deferred tax liabilities	36.4	36.3
Other — unearned income	1.7	0.5
Total non-current liabilities	1,141.9	1,213.0
Total liabilities	1,665.4	1,607.5
Net assets	**1,415.8**	**1,458.6**
Equity		
Contributed equity	1,066.4	1,152.8
Reserves	(83.3)	(92.5)
Retained profits	432.7	398.3
Total equity	1,415.8	1,458.6

Leiner Davis Gelatin International Limited was the only entity that exited the Class Order during the course of the year ended 30 June 2002.

Note 39. Employee Incentive Plans

(a) Share Plans

The economic entity currently has four Share Plans in operation.

Australian Employee Share Plan and Australian Employee Share Plan (1996)

Under the first Plan, which was approved by shareholders in 1986, employees in Australia having 12 months continuous service were each issued, subject to the approval of the Directors, up to a maximum of 500 Ordinary shares in the parent entity. Under the 1996 Plan, which was approved by shareholders in 1996, permanent full-time and part-time employees in Australia having 12 months continuous service can be issued, subject to the approval of Directors, up to a maximum of 1,000 Ordinary shares in the parent entity.

The parent entity provides interest-free loans to eligible employees to finance the acquisition of the shares. The loan period is 10 years and the dividends declared on the shares are used to repay the loans.

Note 39. Employee Incentive Plans (continued)

Shares were issued at a discount of 10 per cent to the market price prevailing at the date of the offer or the date of allotment whichever was the lower under the Australian Employee Share Plan. Shares were issued at a discount not exceeding 10 per cent to the market price prevailing at the date of allotment under the Australian Employee Share Plan (1996).

Shares were last issued in 1998. Employees are not beneficially entitled to the shares until the loan has been repaid in full.

New Zealand Employee Share Purchase Scheme

Arising from the approval by shareholders of the Australian Employee Share Plan (1996) a revised New Zealand Employee Share Purchase Plan was implemented in 1998. The Plan enabled the issue to permanent full-time and part-time employees of 12 months continuous service subject to approval by Directors, up to a maximum of 1,000 Ordinary shares in the parent entity. Owing to restrictive regulation governing Employee Share Plans in New Zealand, employees could participate only to the extent of 900 shares.

The economic entity provides interest-free loans to eligible employees to finance the acquisitions of the shares in the parent entity. The loans are repaid by employees over a five year period by payroll deduction.

Shares were issued at a discount of 10 per cent to market price prevailing at the date of offer.

Employees are not beneficially entitled to the shares until the loans have been repaid in full.

Long Term Incentive Plan

The Plan commenced in 2000. Under the Plan terms, selected executives would participate in the Plan which provided that fully paid Ordinary shares would be issued, provided performance hurdles were met at the end of each Plan period.

In the initial notice in February, 2001 to the Australian Stock Exchange, the Company advised that the number of shares which could be issued for the period ended 30 June 2002, provided the performance hurdles were met, was up to 6.5 million. Since balance date the number of shares to be issued to the 80 Plan participants of 4.1 million shares has been determined having regard to the level of performance of the Company. Individual entitlements have been calculated and a value included in the bandings in Notes 25 and 26.

In addition, the entitlements to participate in the second Plan period ending June 30, 2004 have been set. The table below shows the range in the number of shares which could be issued under the Plan period.

There will be no Long Term Incentive benefits paid in respect of the period ending June 30, 2003.

		Performance hurdles	
		Not achieved	Achieved
Plan period ending	Plan participants		Range of shares to be issued
30 June 2004	**79**	**Nil**	**between 1.2 mil and 3.7 mil**

A copy of the rules of the Plan was attached to the announcement made to the Australian Stock Exchange dated 8 February 2001.

Participation in employee share plans at 30 June 2002 was as follows:

Employee Share Plans	**No. of participants**		**No. of shares held in Plan**		**Receivable from Plan**	
			2002	2001	2002	2001
	2002	2001	'000	'000	$000	$000
Australian	4,546	4,736	4,985	5,198	7,544	8,112
New Zealand	832	906	715	777	546	861
	5,378	5,642	5,700	5,975	8,090	8,973

The market price per share at balance date was $1.67 (2001 — $1.17).

(b) Australian, New Zealand Employee Share Options Plans

At the 1990 Annual General Meeting shareholders approved the establishment of an Australian Employee Share Options Plan and the Overseas Scheme. Amendments to the Plans were last approved by shareholders at the 1997 Annual General Meeting. Employee Share Options Plans could be established in various overseas countries pursuant to these approvals. As a result the economic entity has established Options Plans in Australia and New Zealand.

Employees are nominated by the Directors, at their discretion. Generally participation is offered to staff who are in the permanent employment of the economic entity.

Such eligible employees may acquire options to subscribe for Ordinary shares in the parent entity. Options may be converted into Ordinary shares at a future date at a fixed exercise price subject to meeting certain conditions, the exercise price of the options is determined as the fair market price of the shares at the date of offer. No consideration is payable for the acquisition of the options. No options were issued during the year under the Plans (2001 — 1,950,000).

In addition, in accordance with shareholder approval in November 1998, for all options held by employees on the date of approval, the final exercise dates were extended by five years.

The number of options on issue at 30 June 2002, the details of which are shown on Note 20, was as follows:

Option Plan	No. of participants		No. of options converted to Ordinary Shares		No. of options on issue	
	2002	2001	2002 '000	2001 '000	2002 $000	2001 $000
Australian	3,855	4,114	700	-	16,063	21,107
New Zealand	901	1,016	-	-	1,528	1,770
	4,756	5,130	700	-	17,591	22,877

(c) Employee Share And Options Plans limitation

At the Annual General Meeting of the Company held in 1990 shareholders approved that the number of shares and options on issue at any time pursuant to the Share Plans and the Option Plans cannot exceed 10 per cent of the total issued capital of the Company. At 30 June 2002 the relevant percentage was approximately 1.9 per cent (2001— 2.3 per cent).

Note 40 Subsequent Events

On 16 August 2002, the Company signed an unconditional agreement to sell the Australian Milling business to joint venture partners GrainCorp Ltd and Cargill Australia Ltd for approximately $200 million. GrainCorp and Cargill will also be the long term strategic partners in the supply of flour-based products to the Company.

The Milling business will be discontinued effective 4 October 2002. The business is reported as Milling in the segment analysis — Note 32.

The financial effect of this sale has not been recognized in the financial statements.

Note 41. Events (Unaudited) Subsequent to the Date of the Report of the Independent Auditors

On March 26, 2003, Goodman Fielder announced that the Australian Taxation Office had issued an assessment imposing additional income tax, penalties and interest relating to arrangements concerning a financing facility entered into in 1990 and scheduled to expire in 2005. The amended assessments incorporated additional income tax, penalties and interest of approximately A$126.5 million. As of June 30, 2002, Goodman Fielder has existing provisions of A$37.0 million against these additional amounts. A Settlement Deed has been made with the Australian Taxation Office to settle the matter for approximately A$53.0 million in tax, penalties and interest. A$20.0 million was paid in cash to the Australian Taxation Office on June 4, 2003, which will be offset against the A$53.0 million now required to be paid to the Australian Taxation Office. On December 23, 2003, Goodman Fielder paid A$16.5 million to the Australian Taxation Office. The balance of A$16.5 million plus A$0.3 million of interest is due to be paid on January 16, 2004.

On April 23, 2003, the Dutch Court of Appeal in the Hague held that a flour shipment supplied by Meneba B.V., a Dutch company sold by Goodman Fielder in 1997, was entitled to be rejected by the purchasers of that flour and that the purchasers were also entitled to be repaid the purchase price, accrued interest, additional damages and legal costs. Goodman Fielder Limited had agreed in April 1997 to indemnify Meneba for all damages, costs or expenses in connection with this dispute. Meneba has the right to appeal the decision of the Dutch Court of Appeal to the Dutch Supreme Court. However, it is not possible to do this until the present proceedings, as pending before the Court of Appeal in the Hague, have resulted in a final judgment of the Dutch Court of Appeal and only then can a further appeal (against both the interim appeal judgment of April 23, 2003 and the final appeal judgment yet to be given) can be lodged. On December 4, 2003 the plaintiff in the Dutch Court of Appeal proceedings (the purchasers of the flour) filed their Brief on Damages with the Court. The amount claimed by the plaintiffs in these proceedings as specified in their Brief of Damage is approximately U.S.$13.5 million (A$18.2 million).

Meneba is required to file its Brief in response to the plaintiff's Brief on Damages on or before January 15, 2004. It is uncertain as to when a decision on the amount of damages will be made by the Dutch Court of Appeal, but it is not expected that a decision would be made before mid 2004. Management currently estimates that damages for the repayment of the purchase price, accrued interest, additional damages and legal costs will be less than the amount claimed by the plaintiff's in their Brief on Damages. Goodman Fielder may also have liability with respect to separate proceedings to which Meneba is party before the Belgium Court of Cassation. These proceedings relate to an alleged breach of trademarks which were used on the flour sacks. The maximum potential liability of Meneba in these proceedings is U.S.$1.2 million (A$1.6 million). Therefore, it is not currently possible to estimate what impact, if any, the ultimate resolution of this matter would have on our results of operations, financial position or cash flows. In addition there is some uncertainty surrounding our indemnification liability to Meneba, and the amount of our ultimate liability may be more or less than the amount ultimately awarded by the Dutch Court of Appeal and the Belgium Court of Cassation.

On 13 December 2002, Burns, Philp & Company Limited ("Burns Philp") announced that it had acquired approximately 14.9% of the outstanding shares of the Company. On 3 January 2003, Burns Philp made an unsolicited offer for all of the remaining outstanding ordinary shares of the Company for cash, at a price of A$1.85 per share. On 13 March 2003, Burns Philp increased the effective offer price to A$1.87 per ordinary share. The board announced that it had recommended to its shareholders that they accept the revised offer, and the offer was declared free from conditions. On March 19, 2003, four Burns Philp nominees were appointed as directors of the Company, constituting a majority of the board of directors. On 4 April 2003, Burns Philp informed the Company's shareholders that it had received sufficient acceptances of the offer to entitle it to compulsory acquire all the outstanding shares that it did not currently own and that it had commenced this compulsory acquisition procedure. Under this procedure, Burns Philp acquired these remaining shares on 12 June 2003.

Following the change in control of the Company, Burns Philp implemented a review of the Group's operations which has resulted in the closure of eight bakeries throughout regional Australia and the restructuring of the Group's head office.

On April 4, 2003, Goodman Fielder disposed of the remaining portion of its Leiner Davis Gelatin business for proceeds of A$110.8 million, which concluded the disposal of Goodman Fielder's ingredients business segment.

Note 42. United States Generally Accepted Accounting Principles Disclosures

The consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia ("Australian GAAP"). Certain differences exist between Australian GAAP and accounting principles generally accepted in the United States of America ("U.S. GAAP"). The significant differences between Australian GAAP and U.S. GAAP as they relate to the Group are presented throughout this note.

The following table includes a statement of financial performance prepared in accordance with Australian GAAP, but presented in a U.S. GAAP format:

A$ million	2002	2001	2000
Net sales of goods	2,420.9	2,394.7	2,427.6
Costs and expenses:			
Cost of sales	(1,539.6)	(1,513.9)	(1,548.1)
Selling, marketing and distribution*	(509.9)	(514.2)	(482.8)
General and administrative	(213.2)	(220.4)	(241.0)
Rationalization and restructuring charges	(67.8)	(142.9)	(73.0)
Total costs and expenses	(2,330.5)	(2,391.4)	(2,344.9)
Operating income	90.4	3.3	82.7
Interest expense	(55.2)	(49.2)	(47.3)
Interest income	6.0	4.7	4.4
Share of net profit of associates accounted for using the equity method	(4.6)	-	-
Other income/(expense), net	38.7	(8.3)	33.7
Minority interests	(0.2)	(1.4)	(2.3)
Profit /(loss) before income taxes	75.1	(50.9)	71.2
Income tax benefit/(expense)	(27.8)	(13.6)	(13.5)
Profit /(loss) from continuing operations	47.3	(64.5)	57.7
Discontinued operations:			
Income/(loss) from operations of discontinued operations, net of tax**	115.1	(13.8)	25.3
Net profit/(loss)	162.4	(78.3)	83.0

* Includes shipping and handling costs of A$241.7 million, A$239.9 million and A$232.9 million in the years ended June 30, 2002, 2001 and 2000, respectively.

** Income tax (expense)/ benefit was A$(33.7) million, A$5.8 million and A$(20.5) million for the years ended June 30, 2002, 2001 and 2000, respectively.

Note 42. United States Generally Accepted Accounting Principles Disclosures (continued)

A$ million	Note	2002	2001	2000
Reconciliation of net profit/(loss) to U.S. GAAP				
Australian GAAP net profit/(loss) reported in statement of financial performance		162.4	(78.3)	83.0
Adjustments required to comply with U.S. GAAP:				
Property, plant and equipment revaluations	42(a)	0.2	0.2	0.2
Amortization of goodwill and intangible assets	42(b) (s)	(4.2)	(4.2)	(5.1)
Non-compete arrangements	42(c)	(1.7)	(1.7)	-
Pension plans	42(d)	(3.2)	(3.6)	(8.6)
Derivative financial instruments	42(e)	9.0	1.4	-
Rationalization and restructuring costs	42(f)	(27.5)	67.1	5.4
Gain/loss on sale of discontinued operations	42(t)	(1.4)	2.5	-
Share based compensation	42(g)	(6.4)	(3.3)	(5.8)
Securitization of receivables	42(i)	(0.1)	(0.3)	-
Start up costs	42(j)	-	6.3	(4.9)
Equity method investment	42(k) (l)	(3.7)	-	-
Foreign currency translation on sale of subsidiaries	42(m)	1.6	(0.8)	-
Contingent gains	42(r)	(1.6)	3.9	(2.4)
Tax effect of U.S. GAAP adjustments		4.1	(17.7)	6.4
Net profit/(loss) under U.S. GAAP		127.5	(28.5)	68.2

A$ million	Note	2002	2001	2000
Reconciliation of shareholders' equity to U.S. GAAP				
Australian GAAP shareholders' equity per statement of financial position		1,095.4	1,136.7	1,291.6
Less: Outside equity interests	42(q)	(8.5)	(10.1)	(10.2)
Equity attributed to the Group		1,086.9	1,126.6	1,281.4
Cumulative adjustments required to comply with U.S. GAAP:				
Property, plant and equipment revaluations	42(a)	(4.9)	(5.1)	(5.3)
Intangible assets	42(b)	(21.8)	(19.2)	(16.6)
Non-compete arrangements	42(c)	5.2	6.7	7.6
Pension plans	42(d)	3.7	6.6	10.1
Derivative financial instruments	42(e)	5.5	(0.2)	-
Goodwill	42(b) (s)	44.0	44.8	53.8
Rationalization and restructuring costs	42(f)	49.7	77.6	11.7
Gain/loss on sale of discontinued operations	42(t)	1.1	2.5	-
Equity method investment	42(k) (l)	(3.7)	-	-
Hyperinflation adjustment	42(n)	(15.7)	-	-
Securitization of receivables	42(i)	(0.4)	(0.3)	-
Employee share plans	42(h)	(7.5)	(8.1)	(8.9)
Start up costs	42(j)	-	-	(6.3)
Fair value adjustments arising on acquisitions	42(o)	(0.5)	(0.5)	(0.1)
Dividends	42(p)	49.0	51.2	51.0
Contingent gains	42(r)	-	1.5	(2.4)
Tax effect of U.S. GAAP adjustments		(63.4)	(74.3)	(67.7)
Shareholders' equity under U.S. GAAP		1,127.2	1,209.8	1,308.3

(a) Property, plant and equipment revaluations

Under Australian GAAP, prior to July 1, 2000, certain assets, including land and buildings were periodically revalued based on Directors' or independent valuations. Upward revaluations were recorded as increases to the asset revaluation reserve, which is a component of shareholders' equity or, alternatively, were recorded in the Statement of Financial Performance to the extent that a previous revaluation decrement had been recorded for that class of assets through the Statement of Financial Performance.

Downward revaluations have been written off against the asset revaluation reserve only to the extent that a previous revaluation increment had been recorded for that class of assets and were otherwise recorded in the Statement of Financial Performance. Subsequent to July 1, 2000, the Group adopted a cost basis of valuation (cost basis being deemed the carrying amount as of July 1, 2000, including the impact of prior revaluations) for property, plant and equipment under the revised Australian accounting standard.

U.S. GAAP does not permit the upward revaluation of long-lived assets. Accordingly, adjustments have been made to depreciation expense and to reverse the revalued Australian GAAP property, plant and equipment balances to historical cost for U.S. GAAP.

(b) Goodwill and other intangible assets

Under Australian GAAP, the Group amortizes intangible assets on a straight-line basis over the period of expected benefits, ranging from five to twenty years in respect of goodwill and five to one hundred years in respect of other intangibles.

Prior to June 30, 2002, U.S. GAAP required all goodwill and all other identifiable intangible assets, to be amortized to expense systematically over the period of estimated benefit, not to exceed forty years.

The adjustment to net profit represents the additional amortization expense on those intangible assets which have been amortized over a period greater than 40 years under Australian GAAP. The adjustment to shareholders' equity represents the cumulative effect of the adjustments to amortization expense.

(c) Noncompete arrangements

The Group has entered into noncompete arrangements with individuals operating certain delivery routes on behalf of Goodman Fielder. Under the terms of these arrangements, the individuals cannot operate delivery routes for any company other than Goodman Fielder. These contracts were entered into subsequent to a business combination. Under Australian GAAP, as part of the purchase price allocation for this business combination, an accrual was established for the amount expected to be paid to enter these noncompete arrangements. Payments made to enter these contracts were applied to the accrual. The portion of goodwill arising as a result of including an accrual for the future payment of these contracts in the purchase allocation is being amortized over a 20-year period.

Under U.S. GAAP, the accrual established in relation to the business combination does not meet the definition of a pre-acquisition liability because the noncompete arrangements were not in place at the time of acquisition. Accordingly, an accrual for future payments relating to these arrangements would not be reflected in the purchase price allocation under U.S. GAAP. After entering into these noncompete agreements, the arrangement meets the definition of a separately identifiable asset and thus requires classification apart from goodwill. In addition, under U.S. GAAP, a five year amortization period would be applied to these costs, based on the underlying terms of the noncompete contracts. An adjustment has been made to reflect the impact of adjusting the amortization period for these assets.

(d) Pension plans

Under Australian GAAP, the Group's contributions to company-sponsored defined benefit and superannuation (i.e., defined contribution) plans are charged to the Statement of Financial Performance in the year to which the contributions relate. For disclosure purposes, periodic actuarial reviews are performed. Such reviews are not required to be performed annually.

Under U.S. GAAP, pension costs are determined under an accrual method of accounting whereby the compensation cost of an employee's pension benefits is recognized over that employee's approximate service period based on actuarial estimates. U.S. GAAP requires that an amount equal to the "net periodic pension cost" be charged to the Statement of Financial Performance regardless of whether contributions are made or are due during the period.

The net periodic pension cost is an actuarially determined amount comprised of the following components:

- service cost, the present value of future benefits which have accrued during the period; and
- interest cost, the increase in the projected benefit obligation due to the passage of time; less
- expected return on plan assets, estimated earnings on invested assets segregated to provide future benefits.

In addition, in certain circumstances, net periodic pension costs may also include amortization of previously unrecognized prior service costs, transition assets/obligations and actuarially determined gains/losses. Actuarial valuations are required to be performed on an annual basis. Adjustments have been made to reflect the cumulative pension asset required to be recognized for U.S. GAAP, as well as the net periodic pension cost to be recognized in each period.

(e) Derivative financial instruments

Under Australian GAAP, generally, if a hedging relationship is established, the derivative instrument is not recognized until the underlying hedge transaction is recognized. Accordingly, hedge gains and losses are included in the Statement of Financial Performance when the gains and losses arising from the related hedged position are recognized in the Statement of Financial Performance.

U.S. GAAP Prior to SFAS 133, Accounting for Derivative Financial Instruments

Under U.S. GAAP, SFAS 133 specifies the accounting for derivatives and must be adopted as of January 1, 2001. Prior to the adoption of SFAS 133, under U.S. GAAP exchange gains and losses arising from foreign exchange contracts intended to hedge forecasted or anticipated purchases or sales of goods or services can only be deferred where there is a firm commitment and the transaction to which they relate is specifically identified ("Hedge Accounting"). Exchange gains and losses arising from foreign exchange forward contracts which were used to hedge an anticipated transaction but which do not meet the requirements for Hedge Accounting are included in the Statement of Financial Performance, consistent with Australian GAAP.

Prior to the adoption of SFAS 133, the guidance in SFAS 80, Accounting for Futures Contracts, forms the basis for accounting for commodity hedging under U.S. GAAP. Hedges of anticipated commodity hedging transactions were allowed, provided that the significant characteristics and expected terms of the anticipated transaction were identified and it was probable that the anticipated transaction would have occurred. Where a commodity contract was designated a hedge it was not recorded and the gain or loss was recognized in the same period in which the gain or loss from the underlying exposures being hedged was recognized, consistent with Australian GAAP..

U.S. GAAP Under SFAS 133

The Company's existing derivative instruments did not meet the U.S. GAAP hedge accounting criteria after the adoption (July 1, 2000) of Statement No. 133, as amended. All derivative contracts are recognized as either assets or liabilities and are measured at fair value at each balance sheet date. Changes in the fair value of derivative instruments are recognized in the statement of financial performance. As a result of adopting Statement No. 133, as amended, at 1 July 2000, the Company would record an adjustment of A$5.8 million to record a derivative liability, along with an offsetting A$5.8 million discount on borrowings outstanding, to reflect the impact of recording derivative financial instruments that would have qualified as fair value hedges under previous accounting standards. In addition, the Company would record a net derivative liability of A$6.7 million and a cumulative after tax adjustment to accumulated other comprehensive income of A$4.3 million, to reflect the impact of recording all other derivative financial instruments.

The discount on borrowings outstanding arising on adoption of Statement No. 133 would be amortized to interest expense over the remaining life of the hedged borrowings. The adjustment to other comprehensive income relating to other derivative financial instruments would be reversed through net income as the underlying transactions to which the derivative financial instruments relate occurred. As the Company has not implemented the documentation and testing requirements of Statement No. 133, all fluctuations in the fair values of derivative financial instruments occurring after 1 July 2000 would be recognized through net income.

As a result of applying the above principles, for the year ended 30 June 2001, the Company has recorded an after tax adjustment of A$6.8 million to record unrealized gains on changes in the fair value of derivative financial instruments, an after tax adjustment of A$5.6 million to reflect the impact of reclassifying a portion of other comprehensive income to expense and an after tax adjustment of A$0.3 million to reflect the impact of amortizing the discount on borrowings outstanding. For the year ended 30 June 2002, the Company has recorded an after tax adjustment of A$5.8 million to record unrealized gains on changes in the fair value of derivative financial instruments, an after tax adjustment of A$0.9 million to reflect the impact of reclassifying a portion of other comprehensive income to expense and an after tax adjustment of A$0.4 million to reflect the impact of amortizing the discount on borrowings outstanding.

(f) Provisions for staff redundancy and restructuring costs

The Company has established certain provisions for redundancy and restructuring costs related to its commitment to the rationalization of various businesses. Under U.S. GAAP, Emerging Issues Task Force ("EITF") 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring) and 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination, address issues concerning the timing of recognition of liabilities with respect to certain employee termination benefits and other costs to exit an activity. Based on the criteria detailed in these standards, certain of the items provided by the Company under Australian GAAP have been expensed as incurred under U.S. GAAP.

(g) Share based compensation

Under Australian GAAP, options issued to employees are generally accounted for utilizing the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for options issued with an exercise price below market price on the date of issuance. Shares granted to employees for no consideration are not expensed.

SFAS 123, Accounting for Stock-Based Compensation (SFAS 123) requires shares and options or rights issued to employees to be recognized either using the fair value method or the intrinsic value method, as prescribed by Accounting Principles Board Opinion (APB) No.25 (APB 25) and its related interpretations. The fair value method results in compensation expense of such shares and options or rights being recorded in the Statement of Financial Performance over the vesting period, based on the fair values of the underlying options at the date of grant.

Under APB 25, the intrinsic value accounting alternative for stock options or rights granted to employees requires compensation expense to be recorded at the measurement date (the date at which both the number of options or rights the employee is entitled to receive and the exercise price are known) as the excess of the quoted market price of the stock on the measurement date over the exercise price of the options or rights issued.

In addition, the value of the options or rights issued to employees under variable plans (i.e., plans with a variable number of shares to be granted and/or a variable exercise price) must be recognized over the period to which they relate. Expense recognition under variable plans begins when it becomes probable that the options will become exercisable. The value of options or rights issued under variable plans (e.g., options issued to Managing Director/CEO) is measured as the quoted market price for the stock at each statement of financial position date until the measurement date, less the amount, if any, the employee is required to pay.

Under U.S. GAAP, an expense is also recognized for shares granted to employees. The amount of expense to recognize for shares granted without restriction is determined by reference to the share price on the date the shares are granted. Recognition of expense for restricted share grants which are subject to target share prices or other performance hurdles are accounted for in a manner similar to variable share option plans (i.e., expense recognition begins when it becomes probable that the shares will be granted). Adjustments have been made to reflect the impact of the application of variable accounting to the Company's employee share plans and option plans.

(h) Employee share loans

Under Australian GAAP, non-recourse loans to employees under the terms of an employee share plan are treated as receivables. Dividends paid on the shares are disclosed as dividends and no compensation expense is recorded in the Statement of Financial Performance.

Under U.S. GAAP, such loans to employees under employee share plans are deducted from shareholders' equity; dividends paid during the term of the non-recourse loan have been accounted for as compensation expense. Adjustments have been made to reflect the reclassification of the employee share plan balance to equity, as well as the recognition of dividend payments as an expense.

(i) Securitization of receivables

Under Australian GAAP, a "risks and rewards" approach is followed when determining whether financial assets and liabilities qualify for derecognition under the terms of certain financing facilities. If, under the terms of an agreement with an outside party, the Company receives cash from the outside party and the majority of risks and rewards associated with an identified financial asset are passed to the outside party, the asset is derecognized. A gain or loss is recorded for the difference between the cash proceeds and the carrying amount of the asset. Under U.S. GAAP, transactions related to the derecognition of financial assets are accounted for under the provisions of SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a Replacement of FASB Statement 125. Under the terms of this standard, the following criteria must be met to derecognize the asset:

(a) The transferred assets must be isolated from the transferor – put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

(b) Each transferee (or, if the transferee is a qualifying special-purpose entity (SPE), each holder of its beneficial interests) must have the right to pledge or exchange the assets (or beneficial interests) it receives, and no condition can both constrain the transferee (or holder) from taking advantage of its right to pledge or exchange and provide more than a trivial benefit to the transferor.

(c) The transferor cannot maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

If the above criteria are met, then the asset is derecognized, but only to the extent that risks/rewards have been passed to the transferee. Accordingly, any retained interest in the transferred assets (e.g., servicing obligations or retained risk of loss) continues to be recognized in the financial statements of the transferor.
An adjustment to net profit and shareholders' equity has been recorded to recognize the service obligation expense and liability and the provision of the retained risk of loss.

Under U.S. GAAP, an independent legal opinion is generally required to satisfy the criteria in point (a) above. This legal opinion is not required under Australian GAAP, and consequently, has not been obtained for the three-year period ended 30 June 2002. Therefore, under U.S. GAAP, an adjustment is required to recognize the transferred financial assets and corresponding liability on the statement of financial position. As of 30 June 2002 and 2001, the value of the transferred assets was A$48.0 million and A$35.4 million, respectively.

(j) Start up costs

Certain expenditures, consisting of start up costs, have been capitalized for Australian GAAP purposes and are being amortized over their estimated useful lives. Under U.S. GAAP, such costs are not capitalized but are expensed as incurred.

An adjustment to net profit and shareholders' equity has been recorded to recognize the expense in the period in which it occurred.

(k) Equity accounting – deferral of gains/losses on sale of assets to joint venture entities

Under Australian GAAP, investments in joint venture entities are recognized at the cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. Gain on the sale of assets to joint venture entities, measured as the difference between the cost of the investment and the net book values of the net assets transferred, is deferred to the extent of the ownership interest retained in the joint venture entity. The deferred gain is amortized to net income over a period not to exceed 20 years.

For U.S. GAAP purposes, investments in joint venture entities in which both cash and an interest in the joint venture are received in exchange for the contribution of assets are recorded by recognizing a gain/loss to the extent that control over the contributed assets has been lost, provided that specific criteria have been achieved to qualify as the culmination of an earnings process. The investment balance is recorded based on the underlying historical cost of the contributed assets to the extent of the retained ownership interest in the joint venture and at fair value to the extent that control over the contributed assets has been passed to the joint venture partner(s).

Under U.S. GAAP, an adjustment to net profit and shareholders' equity is required to reduce the profit recognized on sale of assets to joint venture entities in the year ended June 30, 2002.

(l) Equity accounting – recognition of share of net profit (loss) of joint venture entities

The Group has a 90% equity interest in Fresh Start Bakeries Australia (the Investee). The Investee was originally capitalized via the contribution of cash and assets by the Group in exchange for the Group's 90% equity interest, as well as the contribution of cash and assets in exchange for a convertible note payable and a 10% equity interest from the other partner in the venture, Fresh Start Bakeries Inc. At inception, the fair value of the combination of Fresh Start Bakeries Inc.'s equity interest and its convertible note receivable was equivalent to the fair value of the Group's 50% equity interest. In accordance with the joint venture agreement, Fresh Start Bakeries Inc. and the Group jointly control the Investee, with all significant business decisions requiring the approval of both investors. Under Australian GAAP consolidation of this entity is not required because the Group does not control the Investee. In addition, the Group's share of profits in the Investee is recorded based on a 50% ownership interest.

Under U.S. GAAP, based on the provisions of EITF 96-16 "Investor's Accounting for an Investee when the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights," consolidation of this entity is not required, consistent with Australian GAAP. However, APB Opinion No. 18 "The Equity Method Of Accounting For Investments In Common Stock" requires the recognition of the Investor's share of profits and losses in the Investee to be based upon the percentage ownership in common (or other voting) stock. Accordingly, an adjustment has been included to reflect the Company's 90% interest in the profit/loss of the Investee.

(m) Foreign currency translation on sale of subsidiaries

Australian GAAP requires the exchange fluctuation reserve (related to the self-sustaining operation to be disposed of) to be transferred directly to retained earnings. Upon the sale of a foreign entity, U.S. GAAP requires the exchange fluctuation reserve (i.e., cumulative translation adjustment component of Other Comprehensive Income) to be recorded in the Statement of Financial Performance as part of the gain or loss on sale.

An adjustment has been made to net profit to record the transfer from the exchange fluctuation reserve in net profit, rather than directly in retained earnings.

(n) Hyperinflationary economies

Australian GAAP does not address accounting in a highly inflationary economy. U.S. GAAP requires that the parent company's reporting currency (i.e., the Australian dollar in the case of an Australian parent) be used as if it were the functional currency for all operations in highly inflationary economies.

Since December 2001, the value of the Argentinian peso has significantly decreased versus the Australian dollar and other major currencies, due to a prolonged period of recession and high inflation. Prior to December 20, 2001 the value of the Argentinian peso was pegged at 1 ARP to 1 U.S. dollar. In February 2002, a free exchange market for the purchase and sale of foreign currency was established.

Under Australian GAAP, from January 1, 2001, the Group accounts for its Argentinian operations using hyper inflation accounting principles, whereby long-lived assets were recorded using historical exchange rates, rather than current exchange rates. Operating results and net current assets have been translated based on the weighted average and current translation rates of the Argentinian peso.

Under U.S GAAP, the economic conditions in Argentina do not meet the conditions required to apply hyper inflation accounting principles. Consequently, an adjustment has been made to shareholders' equity to restate the value of long-lived assets to Argentinian pesos, and reflect the decrease in the Australian dollar value of these assets.

(o) Fair value adjustments arising on acquisition

Under Australian GAAP, fair value adjustments arising on acquisition of subsidiaries are allocated to the Group's share of net assets and the minority interest's share of net assets. Under U.S. GAAP, only the Group's share of the fair value adjustments are recognized on acquisition of subsidiaries. The minority interest's share of net assets is recorded at historical cost on acquisition.

An adjustment to shareholders' equity is required to record the difference in the allocation of the fair value of assets acquired under U.S. GAAP.

Under Australian GAAP, deferred taxes are not recorded on the fair value adjustments to long lived and identifiable intangible assets on acquisition. Under U.S. GAAP, deferred tax liabilities are recorded on acquisition to reflect the difference between the fair value and the tax value of the assets recognized. This gives rise to an increase in the value of goodwill recorded on acquisition.

An adjustment has been recorded to increase the deferred tax liabilities and goodwill recognized on acquisition of controlled entities, and to record additional goodwill amortization expense and income tax benefit relating to the fair value adjustments on long-lived assets.

(p) Dividends

For Australian GAAP purposes, prior to December 31, 2002, dividends were accrued in the period to which they relate. Under U.S. GAAP, dividends are accrued in the period in which they are declared.

(q) Outside equity interests in controlled entities

Outside equity interests in controlled entities are included in shareholders' equity under Australian GAAP. Under U.S. GAAP, such interests (minority interests) are classified outside of shareholders' equity.

(r) Contingent gains

During the year ended 30 June 2000, a portion of a facility owned by the Company in New Zealand was destroyed by fire. During the year ended 30 June 2001, the Company received an insurance settlement, which related to the damage caused by the fire and a business interruption claim.

Under Australian GAAP, contingent gains, such as proceeds from the insurance settlement, are recorded to the extent that it is determined to be more likely than not the resolution of the contingency will result in a gain. A portion of these proceeds were recognized during the year ended 30 June 2000, with the remainder of the proceeds recognized upon receipt of the settlement during the year ended 30 June 2001.

Under Australian GAAP, the proceeds received for the business interruption claim were deferred and recognized over the three-year period to which it relates.

Under U.S. GAAP, contingent gains, such as the proceeds from the insurance settlement are not recognized until they are realized, and proceeds from the business interruption claim are recognized in full when received.

An adjustment to net profit and shareholders' equity has been recorded to recognize the receipt of the insurance settlement and business interruption claim in the period in which it was received.

Under U.S. GAAP, the receipt of the insurance settlement would meet the requirements for classification as an extraordinary item. Consequently, under U.S. GAAP, an extraordinary item of approximately A$9.9 million, net of tax, would be recognized in the year ended 30 June 2001.

(s) Deferred tax balances arising on intangible assets

Under Australian tax law, intangible assets purchased directly from a third party have a tax base that is equal to their book base at the time of acquisition. Under Australian GAAP, a deferred tax asset is not recorded in relation to the difference between the book base and tax base that subsequently results as the assets, which are amortized for book purposes, are not amortized for tax purposes.

Under U.S. GAAP, a deferred tax asset would be recorded for differences between the book base and tax base of these intangible assets, and reduced for a valuation allowance to the extent the resulting deferred tax asset is deemed to be unrecoverable. Because the company has an intention to continue to use these intangible assets indefinitely, the entire deferred tax asset balance has been reduced by a valuation allowance. As at 30 June 2002 and 2001, the value of the deferred tax asset and corresponding valuation allowance was A$3.8 million.

Under Australian tax law, intangible assets purchased in a business combination that did not have a pre-existing tax base in the acquired company, have no tax base. In allocating the purchase price to acquired assets and liabilities, a deferred tax liability is not recognized for the difference between the book base and tax base of intangible assets acquired in the business combination.

Under U.S. GAAP, a deferred tax liability would be recorded if, in a business combination, the book base of intangible assets acquired in the combination exceed the tax base. An offsetting entry would be recorded to goodwill. At 30 June 2002 and 2001, goodwill and an additional deferred tax liability of A$55 million and A$53 million would be recorded under U.S. GAAP.

(t) Gain/loss on sale of discontinued operations

Under Australian GAAP, operations are classified as "discontinuing operations" upon the earlier of management entering into a binding sale agreement or management formally announcing a detailed plan for disposal. Any loss on disposal is recognized when the disposal is complete, subject to an impairment test of the related assets.

U.S. GAAP, prior to the adoption of SFAS No. 144 "Accounting for Impairment or Disposal of Long-Lived Assets", on 1 July 2002, requires operations meeting the definition of a "segment" set forth in APB No. 30, to be classified as "discontinued" upon achievement of certain prescriptive requirements. These requirements generally result in classification as "discontinued" at the same time or earlier than would be required under Australian GAAP. At the time of meeting these criteria, any anticipated net loss on disposal, as well as any anticipated operating losses through the disposal date are recognized. Gains and operating profits are recognized when realized.

An adjustment has been made to net profit and shareholders' equity for the timing of the recognition of gains and losses on disposal of discontinued operations.

(u) Allocation of interest to discontinued operations

The Company has allocated interest expense to the Milling and Ingredients businesses, being discontinuing operations, in accordance with the allocation method described in EITF 87-24 "Allocation of Interest to Discontinuing Operations." The percentage of the consolidated interest allocated has been determined as the ratio of net assets to be sold to the sum of total net assets of the consolidated entity plus consolidated debt other than (a) debt of the discontinuing operation that will be assumed by the buyer and (b) debt that can be directly attributed to other operations of the enterprise. The percentage calculated has been applied to the consolidated interest expense, adjusted to exclude the interest expense from (a) debt of the discontinuing operation that will be assumed by the buyer and (b) debt that can be directly attributed to other operations of the enterprise.

The amount of interest allocated to the Milling business was A$5.8 million, A$4.6 million and A$5.3 million for the years ended June 30, 2002, 2001 and 2000, respectively, and the amount of interest allocated to the Ingredients business segment was A$3.7 million, A$13.0 million and A$10.9 million for the years ended June 30, 2002, 2001 and 2000, respectively.

(v) Off-balance sheet product financing

Under Australian GAAP, product financing arrangements whereby a third party purchases inventory on behalf of a company seeking to finance the purchase of inventory ("the sponsor") are not recorded until the inventory is used.

Under U.S. GAAP, such arrangements are accounted for under the provisions of SFAS 49 "Accounting for Product Financing Arrangements". This standard requires an asset and a corresponding liability to be recorded when a third party purchases the inventory on behalf of the sponsor when the following conditions are present:

- The financing arrangement requires the sponsor to purchase the product, a substantially identical product, or processed goods of which the product is a component at specified prices. The specified prices are not subject to change except for fluctuations due to finance and holding costs.
- The payments that the other entity will receive on the transaction are established by the financing arrangement, and the amounts to be paid by the sponsor will be adjusted, as necessary, to cover substantially all fluctuations in costs incurred by the other entity in purchasing and holding the product (including interest).

Under U.S. GAAP, this would give rise to an increase in current inventories and trade creditors of A$100.1 million, A$78.7 million, and A$74.1 million for the years ended June 30, 2002, 2001 and 2000, respectively.

(w) Statement of shareholders' equity

U.S. GAAP includes a separate statement (equivalent with the statements of financial position, financial performance and cash flows) for the movements in shareholders' equity as opposed to note disclosure made for Australian GAAP purposes.

(x) Statement of Cash Flows

Under Australian GAAP, cash is defined as cash on hand and deposits repayable on demand, less overdrafts repayable on demand. Under U.S. GAAP, cash and cash equivalents are defined as cash and investments with original maturities of three months or less, and do not include bank overdrafts, the changes in which would be presented as a financing activity in the consolidated statement of cash flows.

(y) Other Comprehensive Income

Under Australian GAAP, certain transactions that are recorded directly in equity (with no impact on the Statement of Financial Performance) are recorded into ""Reserve" accounts, which are separately classified within equity. Under U.S. GAAP, changes in Reserve accounts are reflected as ""Other Comprehensive Income." The balances in the Reserve accounts at the end of a period are referred to as ""Accumulated Other Comprehensive Income."

(z) Off-balance sheet arrangements

In 1990, the Group entered into a structured borrowing arrangement whereby monies were borrowed and a portion of the borrowings were invested in risk-free assets which were placed into a trust to meet the repayments of liabilities maturing in 2005. The value and maturity of the risk-free assets reflect the value and maturity of the liabilities. Upon maturity of the liabilities, the trust is obliged to repay these liabilities on behalf of Goodman Fielder out of the proceeds from the redemption of the risk-free assets. The structure of this arrangement is such that the likelihood of Goodman Fielder being called upon to repay these liabilities is remote.

Under Australian GAAP, this arrangement is accounted for as a legal set-off transaction, where the liabilities are set off by the risk-free assets and recorded off balance sheet. Under U.S. GAAP, the structure of this arrangement is such that, under FASB Technical Bulletin 84-4, this transaction does not meet the criteria for debt defeasance, nor does the transaction qualify for set-off under FASB Interpretation No.39. Consequently, the risk-free assets and liabilities are recognized on the balance sheet under U.S. GAAP. As of June 30, 2002 and 2001, the value of both the risk-free assets and liabilities are A$346.8 million and A$304.7 million, respectively.

(aa) Recently issued U.S. accounting pronouncements

In June 2001 the FASB issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Intangible Assets". Statement No. 141 requires that the purchase method of accounting be used for all business combinations completed after June 30, 2001 and also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill and those acquired intangible assets that are required to be included in goodwill. Statement No. 142 will require that goodwill no longer be amortized, but instead tested for impairment at least annually. Statement No. 142 will also require recognized intangible assets to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with Statement No. 142 until its life is determined to no longer be indefinite.

The provisions of Statement No. 141 are applicable to all business combinations accounted for by the purchase method for which the date of acquisition is July 1, 2001, or later. The Group is required to adopt the provisions of Statement No. 142 on July 1, 2002. Retroactive application of Statements No. 141 and No. 142 is not permitted. However, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a business combination completed after June 30, 2001 will not be amortized. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized until June 30, 2002.

The Company does not expect the adoption of Statement No.141 to have a material impact on its consolidated financial statements under US GAAP. The Group implemented Statement No.142 on July 1, 2002. In accordance with Statement No.142, the Group will be required to complete the first step of the transitional goodwill impairment test by December 31, 2002. The Group has not yet determined the impact that the adoption of Statement No.142 will have on its consolidated financial statements. Under this statement, goodwill will no longer be amortized in the statement of financial performance. The amount of amortization of goodwill during the years ended June 30, 2000, 2001 and 2002 in accordance with U.S. GAAP was A$28.5 million, A$27.5 million and A$27.6 million, respectively.

In June 2001 the FASB issued Statement No. 143, "Accounting for Asset Retirement Obligations". Statement No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, and applies to legal obligations associated with the retirement of long-lived assets and/or the normal operation of a long-lived asset. Under Statement No. 143, the fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The liability is discounted and accretion expense is recognized using the credit adjusted risk free interest rate in effect when the liability was initially recognized. Statement No. 143 is effective for the Company as of July 1, 2002. The adoption of Statement No.143 did not have a material impact on the Company's consolidated results or financial position under U.S. GAAP.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement No. 144 addresses financial accounting and reporting for the impairment of long lived assets and will supersede (a) Statement No. 121 with respect to the accounting for the impairment or disposal of long lived assets and (b) Accounting Principles Board Opinion No. 30 (Opinion 30) for the disposal of a segment of a business. Statement No. 144 retains the requirements of Statement No. 121 to (a) recognize an impairment loss if the carrying amount of a long lived asset is not recoverable from its undiscounted cash flows and (b) measure an impairment loss as the difference between the carrying amount and fair value of the asset.

Statement No. 144 also requires that a long lived asset to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin off be considered held and used until the asset is disposed of, exchanged or distributed.

Statement No. 144 retains the basic provisions of Opinion 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity (rather than a segment of a business). A component of an entity comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. A component of an entity that is classified as held for sale or that has been disposed of is presented as discontinued operations if the operations and cash flows of the component will be (or have been) eliminated from the ongoing operations of the entity and the entity will not have any significant continuing involvement in the operations of the component. In addition, discontinued operations are no longer measured on a net realizable value basis, and future operating losses are no longer recognized before they occur.

The Group implemented Statement No.144 on July 1, 2002. This statement did not have a material impact on the Group's consolidated results or financial position on the date of adoption.

In April 2002, the FASB issued Statement No.145, "Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections", which is effective for the Group in the fiscal year beginning July 1, 2002. This statement did not have a material impact on the Group's consolidated results or financial position on the date of adoption.

In July 2002, the FASB issued Statement No.146, "Accounting for Costs Associated with Exit or Disposal Activities." Statement No.146 is based on the general principle that a liability for a cost associated with an exit or disposal activity should be recorded when it is incurred and initially measured at fair value. Statement No.146 applies to costs associated with (1) an exit activity that does not involve an entity newly acquired in a business combination, or (2) a disposal activity within the scope of Statement No.144. These costs include certain termination benefits, costs to terminate a contract that is not a capital lease, and other associated costs to consolidate facilities or relocate employees. The provisions of this statement apply prospectively to exit or disposal activities initiated after December 31, 2002. This statement is not expected to have a material impact on the Group's consolidated results or financial position on the date of adoption.

In May 2003, the FASB issued Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. Statement 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in Statement 133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. Statement 149 amends certain other existing pronouncements. Those changes will result in more consistent reporting of contracts that are derivatives in their entirety or that contain embedded derivatives that warrant separate accounting. Statement 149 is generally effective for contracts entered into or modified after 30 June 2003, except as stated below and for hedging relationships designated after 30 June 2003. The guidance should be applied prospectively. This statement is not expected to have a material impact on the Group's consolidated results or financial position on the date of adoption.

In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. Statement 150 affects the issuer's accounting for three types of freestanding financial instruments. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement is obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's shares. Statement 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. This Statement is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003.

In May 2000, the Emerging Issues Task Force (EITF) of the FASB reached a consensus on Issue 00-14 "Accounting for Certain Sales Incentives." The Issue addresses recognition and statement of financial performance classification of certain sales incentives. In April 2001, the EITF reached a consensus on Issue 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products." The Issue addresses when consideration from a vendor is either (a) an adjustment of the selling prices of the vendor's products to the retailer and, therefore, should be deducted from revenue when recognized in the vendor's statement of financial performance or (b) a cost incurred by the vendor for assets or services provided by the retailer to the vendor and, therefore, should be included as a cost or an expense when recognized in the vendor's statement of financial performance. These Issues were subsequently codified in EITF Issue 01-9, "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)." Issue 01-9 is effective for the Group in the fiscal year ended June 30, 2002. In its Australian GAAP financial statements, the Group currently recognizes sales incentives and trade promotion allowances as a reduction in revenue from sale of goods. Consequently, no adjustment to the classification of revenues and expenses is required in accordance with U.S. GAAP.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS OF GOODMAN FIELDER LIMITED FOR THE SIX MONTHS ENDED DECEMBER 31, 2002

The financial statements included herein are taken from Goodman Fielder's published unaudited interim consolidated financial statements for the six months ended December 31, 2002, prepared in accordance with Australian GAAP which it released to the Australian Stock Exchange in February 12, 2003.

Appendix 4B

Half yearly/preliminary final report

Name of entity

Goodman Fielder Limited

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
000 003 958	☐		31 December 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1). $A millions

Revenues from ordinary activities *(item 1.1)*	down	8.4%	to	1,610.3
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	down	32.2%	to	66.7
Significant items after tax:				
Profit on sale of Milling operations				15.2
Unsolicited bid costs (i)				(3.5)
Workers compensation (ii)				(3.5)
Rationalisation & restructuring				(11.7)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	-		-
Net profit (loss) for the period attributable to members *(item 1.11)*	down	32.2%	to	66.7

(i) Costs in relation to unsolicited bid for control of Goodman Fielder by Burns Philp announced 13 December 2002
(ii) Adjustment to initial workers compensation liability in respect of transition to self insurance

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	3.5 ¢	50 %
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	3.5 ¢	50 %

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) *(see item 15.2)*: 21st February 2003

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

NA

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

Condensed consolidated statement of financial performance

		Current period - $A millions	Previous corresponding period - $A millions
1.1	Revenues from ordinary activities *(see items 1.23 - 1.25)*	1,610.3	1,757.1
1.2	Expenses from ordinary activities *(see items 1.26)*	(1,494.7)	(1,590.8)
1.3	Borrowing costs	(25.4)	(32.7)
1.4	Share of net profits (losses) of associates and joint venture entities *(see item 16.7)*	0.5	-
1.5	**Profit (loss) from ordinary activities before tax**	**90.7**	**133.6**
1.6	Income tax on ordinary activities *(see note 4)*	(23.6)	(34.8)
1.7	**Profit (loss) from ordinary activities after tax**	**67.1**	**98.8**
1.8	Profit (loss) from extraordinary items after tax *(see item 2.5)*	-	-
1.9	**Net profit (loss)**	**67.1**	**98.8**
1.10	Net profit (loss) attributable to outside +equity interests	(0.4)	(0.4)
1.11	**Net profit (loss) for the period attributable to members**	**66.7**	**98.4**
Non-owner transaction changes in equity			
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognized in equity	0.5	(8.1)
1.14	Other revenue, expense and initial adjustments recognized directly in equity (attach details)	-	-
1.15	Initial adjustments from UIG transitional provisions – decrease in retained earnings from change in accounting policy for dividends	49.0	-
1.16	Total transactions and adjustments recognized directly in equity (items 1.12 to 1.15)	49.5	(8.1)
1.17	**Total changes in equity not resulting from transactions with owners as owners**	**116.2**	**90.3**

Earnings per security (EPS)		Current period **Cents**	Previous corresponding Period **Cents**
1.18	Basic EPS (after significant items)	5.5	7.7
1.19	Diluted EPS (after significant items)	5.5	7.7

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A millions	Previous corresponding period - $A millions
1.20	Profit from ordinary activities after tax (*item 1.7*)	67.1	98.8
1.21	Less (plus) outside +equity interests	0.4	0.4
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**66.7**	**98.4**

Revenue and expenses from ordinary activities *(see note 15)*

		Current period - $A millions	Previous corresponding period - $A millions
1.23	Revenue from sales or services	1396.3	1,539.0
1.24	Interest revenue	9.6	4.6
1.25	Other relevant revenue:		
	Revenues generated from investing activities	204.4(2)	213.5(1)
1.26	Details of relevant expenses:		
	COGS	(889.0)	(977.3)
	Marketing, selling & distribution expenses	(296.8)	(313.1)
	Expense relating to investing activities	(182.8)	(98.6)
	Production expenses (refer Attachment B)	(8.7)	(48.8)
	Administration expenses	(117.4)	(153.0)
1.27	Depreciation and amortization excluding amortization of intangibles *(see item 2.3)* (3)	45.6	56.4
Capitalized outlays			
1.28	Interest costs capitalized in asset values	-	-
1.29	Outlays capitalized in intangibles (unless arising from an +acquisition of a business)	-	-

(1) Includes $197.7 mill proceeds on sale of Germantown International Limited.
(2) Includes $195.3 mill proceeds on sale of Milling operations

Consolidated retained profits

		Current period - $A millions	Previous corresponding period - $A millions
1.30	Retained profits (accumulated losses) at the beginning of the financial period	46.4	(24.6)
1.31	Net profit (loss) attributable to members (*item 1.11*)	66.7	98.4
1.32	Net transfers from (to) reserves	-	0.4
1.33	Net effect of changes in accounting policies (Accounting for dividends in accordance with AABB 1044)	49.0	-
1.34	Dividends and other equity distributions paid or payable	(48.6)	(44.3)
1.35	**Retained profits (accumulated losses) at end of financial period**	**113.5**	29.9

Intangible and extraordinary items

		Consolidated – current period			
		Before tax $A millions (a)	Related tax $A millions (b)	Related outside equity interests $A millions (c)	Amount (after tax) attributable to members $A millions (d)
2.1	Amortization of goodwill	11.4	(0.6)	-	10.8
2.2	Amortization of other intangibles	3.0	-	-	3.0
2.3	**Total amortization of intangibles**	**14.4**	**(0.6)**	-	**13.8**
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits

(Preliminary final report only)

		Current year - $A millions	Previous year - $A millions
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	NA	NA
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	NA	NA

	Consolidated statement of financial position	At end of current period $A millions	As shown in last annual report $A millions	As in last half yearly report $A millions
	Current assets			
4.1	Cash	222.7	338.7	237.8
4.2	Receivables	270.4	278.2	348.1
4.3	Investments	-	-	-
4.4	Inventories	237.1	254.2	289.5
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	33.6	36.3	24.8
4.7	**Total current assets**	**763.8**	**907.4**	**900.2**
	Non-current assets			
4.8	Receivables	11.7	12.6	12.3
4.9	Investments (equity accounted)	4.4	3.9	-
4.10	Other investments	2.4	2.4	2.1
4.11	Inventories	-	-	-
4.12	Exploration and evaluation expenditure capitalized *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	721.7	861.7	989.6
4.15	Intangibles (net)	508.4	520.8	577.2
4.16	Tax assets	101.7	95.8	120.2
4.17	Other	3.2	4.3	4.5
4.18	**Total non-current assets**	**1,353.5**	**1,501.5**	**1,705.9**
4.19	**Total assets**	**2,117.3**	**2,408.9**	**2,606.1**
	Current liabilities			
4.20	Payables	343.7	376.8	331.5
4.21	Interest bearing liabilities	29.1	176.7	0.8
4.22	Tax liabilities	18.3	5.2	17.5
4.23	Provisions exc. tax liabilities	145.5	189.7	248.1
4.24	Other	5.6	2.9	3.3
4.25	**Total current liabilities**	**542.2**	**751.3**	**601.2**
	Non-current liabilities			
4.26	Payables	-	0.7	-
4.27	Interest bearing liabilities	362.5	418.7	711.8
4.28	Tax liabilities	70.7	83.5	80.1
4.29	Provisions exc. tax liabilities	37.6	57.6	51.4
4.30	Other	4.6	1.7	2.9
4.31	**Total non-current liabilities**	**475.4**	**562.2**	**846.2**

Consolidated statement of financial position continued

4.32	**Total liabilities**	**1,017.6**	**1,313.5**	**1,447.4**
4.33	**Net assets**	1,099.7	**1,095.4**	**1,158.7**
	Equity			
4.34	Capital/contributed equity	1,000.4	1,065.8	1,128.6
4.35	Reserves	(24.8)	(25.3)	(8.9)
4.36	Retained profits (accumulated losses)	113.5	46.4	29.9
4.37	**Equity attributable to members of the parent entity**	**1,089.1**	**1,086.9**	**1,149.6**
4.38	Outside *equity interests in controlled entities	10.6	8.5	9.1
4.39	**Total equity**	**1,099.7**	**1,095.4**	**1,158.7**
4.40	Preference capital included as part of 4.37	**N/A**	**N/A**	**N/A**

Notes to the consolidated statement of financial position

Exploration and evaluation expenditure capitalized N/A

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A millions	Previous corresponding period - $A millions
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties **N/A**

(To be completed only by entities with mining interests if amounts are material)

		Current period $A millions	Previous corresponding period - $A millions
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		
6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Consolidated statement of cash flows

		Current period $A millions	Previous corresponding period - $A millions
	Cash flows related to operating activities		
7.1	Receipts from customers	1,628.8	1,790.3
7.2	Payments to suppliers and employees	(1,459.9)	(1,574.5)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	0.1	0.4
7.5	Interest and other items of similar nature received	3.0	3.4
7.6	Interest and other costs of finance paid	(21.0)	(31.6)
7.7	Income taxes paid	(21.2)	(24.4)
7.8	Other	0.1	5.8
7.9	**Net operating cash flows**	**129.9**	**169.4**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(52.5)	(31.3)
7.11	Proceeds from sale of property, plant and equipment	7.7	6.5
7.12	Payment for purchases of equity investments	-	(0.1)
7.13	Proceeds from sale of businesses	129.3	176.0
7.14	Loans to other entities	-	-
7.15	Loans repaid by other entities	-	-
7.16	Other (provide details if material)	0.3	10.1
7.17	**Net investing cash flows**	**84.8**	**161.2**

		Current period $A millions	Previous corresponding period - $A millions
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	8.2	-
7.18	Payment for shares bought back.	(80.3)	(27.2)
7.19	Proceeds from borrowings	38.5	6.6
7.20	Repayment of borrowings	(245.7)	(121.9)
7.21	Dividends paid	(46.4)	(47.9)
7.22	Other (provide details if material)	(7.0)	(2.0)
7.23	**Net financing cash flows**	**(332.7)**	**(192.4)**
7.24	**Net increase (decrease) in cash held**	**(118.0)**	**138.2**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	336.9	105.9
7.26	Exchange rate adjustments to item 7.25.	3.0	(2.0)
7.26	Transnational effects of exchange rate changes	(2.5)	(5.1)
7.27	**Cash at end of period** *(see Reconciliation of cash)*	**219.4**	**237.0**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

In respect of dividends paid during the half-year ended 31 December 2002, Goodman Fielder Limited shareholders had the option to elect to participate in the Dividend Reinvestment Plan. The Dividend Reinvestment Plan enables shareholders to reinvest in shares rather than cash. Under the Dividend Reinvestment Plan $2.6 million (2001: $3.7 million) of dividends were reinvested in the current period.

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A millions	Previous corresponding period - $A millions
8.1	Cash on hand and at bank	15.2	125.4
8.2	Deposits at call	207.5	112.4
8.3	Bank overdraft	(3.3)	(0.8)
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**219.4**	**237.0**

Other notes to the condensed financial statements

	Ratios	Current period	Previous corresponding Period
	Profit before tax / revenue		
9.1	Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	5.6 %	7.6 %
	Profit after tax / +equity interests		
9.2	Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	6.1 %	8.6 %

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

	Current period $A millions	Previous corresponding Period $A millions
Weighted Average number of ordinary shares used as the denominator in calculating basic earnings per share	1,206.2	1,281.9
Potential ordinary shares	0.9	0.2
Weighted Average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share	1,207.1	1,282.1

Reconciliation of earnings used in calculating basic & diluted earnings per share

The following represents the income data used in the calculations of basic and diluted earnings per share	Current period $A millions	Previous corresponding Period $A millions
Net profit (loss) from ordinary activities	67.1	98.8
Adjusted for outside equity interests	0.4	0.4
Earnings used in calculating basic and diluted earnings per share	66.7	98.4

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	49 cents	45 cents

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

On the 4th October 2002, the company announced the sale of its Milling operations to Allied Flour Mills. The operations were sold effective 4th October 2002.

On the 15th February 2001, the company announced the sale of the Leiner Davis Gelatin business to Deutsche Gelatine-Fabriken Stoess AG. Part of the gelatin business was sold on 28 March 2002 with effect from 31 March 2002. The remaining US and Argentinian based gelatin operations were sold 31 January 2003 to Tessenderlo Chemie SA/NV for $A115 million ($US67 million).

Financial information relating to the discontinuing operations for the period to the date of disposal is set out below:

	Current period $A Mill		Previous corresponding period $A Mill	
Financial Performance information	**Milling**	**Gelatin**	**Milling**	**Gelatin**
Revenue from ordinary activities	137.6	67.5	185.8	153.4
Expenses from ordinary activities	135.8	53.9	170.1	121.7
Profit from ordinary activities before tax	**1.8**	**13.6**	**15.7**	**31.7**
Income tax (exp)/benefit	2.3	(4.9)	(3.7)	(11.4)
Profit from ordinary activities after tax	**4.1**	8.7	**12.0**	**20.3**
Carrying amount of assets and liabilities				
Total Assets	244.6	366.4	753.3	501.0
Total liabilities	85.2	132.0	581.1	216.6
Net Assets	**159.4**	**234.4**	**172.2**	**284.4**
Cash flow information (outflow)/inflow				
Operating activities	(16.0)	12.7	20.6	25.8
Investing activities	57.5	(3.2)	(2.8)	(65.4)
Financing activities	(369.0)	(2.0)	(29.2)	19.1
Net cash flow	**(327.5)**	**7.5**	**(11.4)**	**(20.5)**
Details of sale of Milling operations				
Consideration received/receivable	195.3	-	-	-
Carrying amount of net assets sold	182.8	-	-	-
Gain on sale before tax	**12.5**	-	-	-
Income tax benefit	2.7	-	-	-
Gain on sale after tax	**15.2**	-	-	-

Control gained over entities having material effect N/A

13.1	Name of entity (or group of entities)	
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	Milling Australia
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Refer 12.1 above
14.3	Date to which the profit (loss) in item 14.2 has been calculated	Refer 12.1 above
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Refer 12.1 above
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Refer 12.1 above

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	14th March 2003
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	21st February 2003
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	N/A

Amount per security

		Amount per security	Franked amount per security at 30 % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year N/A	na	na	na
15.5	Previous year N/A	na	na	na
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year (1)	3.5 ¢	50 %	50 %
15.7	Previous year	3.5 ¢	50 %	50 %

(1) Dividend has not been provided in this interim period in line with AASB 1044

Total dividend (distribution) per security (interim *plus* final) NA

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	- ¢	-
15.9	Preference +securities	- ¢	-

Half yearly report - interim dividend (distribution) on all securities *or*

Preliminary final report - final dividend (distribution) on all securities

		Current period $A millions	Previous corresponding period - $A millions
15.10	+Ordinary securities *(each class separately)* (1)	41.6	44.3
15.11	Preference +securities *(each class separately)*	-	-
15.12	Other equity instruments *(each class separately)*	-	-
15.13	**Total**	**41.6**	**44.3**

(1) Dividend has not been provided in line with AASB 1044

The +dividend or distribution plans shown below are in operation.

Dividend Reinvestment Plan

Participation is limited to 20,000 for any one shareholder. The strike price is calculated on the weighted average share price, applicable to the five trading days immediately following the record date.

The last date(s) for receipt of election notices for the +dividend or distribution plans	24th February 2003

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

The interim dividend will be partially franked to 50%. There are no material franking credits available at half year end (2001: $7.8 million). The parent entity has a balance in its Foreign Dividend Account of $64.5 million (2001: $36.3 million). 50% of the dividend declared will be paid from this account. Dividends paid during the interim period were all provided for at 30 June 2002.

Details of aggregate share of profits (losses) of associates and joint venture entities

Group's share of associates' and joint venture entities':		Current period $A millions	Previous corresponding period - $A millions
16.1	Profit (loss) from ordinary activities before tax	0.6	-
16.2	Income tax on ordinary activities	(0.1)	-
16.3	**Profit (loss) from ordinary activities after tax**	**0.5**	-
16.4	Extraordinary items net of tax	-	-
16.5	**Net profit (loss)**	0.5	-
16.6	Adjustments	-	-
16.7	**Share of net profit (loss) of associates and joint venture entities**	0.5	-

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
17.1 Equity accounted associates and joint venture entities	Current Period	Previous corresponding period	Current period $A millions	Previous corresponding period - $A millions
Fresh Start Bakeries	50%	-	0.5	-
17.2 Total	**50%**	-	**0.5**	-
17.3 Other material interests	-	-	-	-
17.4 Total	-	-	-	-

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	1,188,820,329	1,188,820,329	Fully paid	Fully paid
18.4	Changes during current period				
	(a) Increases through issues	7,495,136	7,495,136	Fully paid	Fully paid
	(b) Decreases through returns of capital, buybacks **Note 1**	(49,795,510)	(49,795,510)	Fully paid	Fully paid
	(c) Options exercised	6,350,000	6,350,000	Fully paid	Fully paid
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Note 1: On the 27th November 2001 the company commenced its on market program to buy back $100 million in shares. On the 21st June 2002 the buy back was extended to $200 million in shares. A further third tranche of $100 million was announced 8th November 2002 and will commence once the current $200 million share buy back has been completed. 111.9 million shares have been cancelled in the period to 31 December 2002 since commencement of the buy back. This represents 9.4% of total shares outstanding at 31 December 2002. The cost of acquisition being $169.3 million. Prices at which shares were bought back ranged from $1.30 to $1.69. The average buy back price was $1.51.

				Exercise price	Expiry Date (if any)
18.7	**Options** *(description and conversion factor)*				
			375,000*	1.58	19.12.06
			600,000*	2.14	12.12.07
			1,545,000	1.95	22.12.07
			4,452,400	2.39	31.03.08
			1,000,000*	1.76	04.12.06
			2,482,000	2.10	22.12.08
			2,250,000*	1.54	31.03.09
			15,000*	1.44	31.08.09
			750,000*	1.23	04.09.10
			300,000*	1.26	19.07.10
			150,000*	1.26	29.01.11
			3,000,000*	1.27	16.11.11
			2,000,000*	Note 1	16.11.11
18.8	Issued during current period		Nil		
18.9	Exercised during current period		6,000,000	1.30	31.03.04
			100,000	1.11	15.03.10
			250,000	1.26	31.10.02
18.10	Expired during current period		1,340,000	1.47	15.11.02
			1,000,000	2.14	31.10.02
			240,000	1.76	31.10.02
			200,000	1.11	15.03.10
			750,000	1.58	19.12.06
			740,000	1.95	22.12.07
			132,000	2.39	31.03.08
			1,260,000	2.10	22.12.08
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

Note 1: The exercise price for the 2,000,000 options is to be set on 16 November 2003. The right to exercise the 2,000,000 options or part thereof will be determined in November 2003 after a performance review by the Board

* Time and/or performance hurdles apply

Options

Senior Management Options Incentive Plan

As announced on 16 December 2002, Goodman Fielder introduced this plan as part of the revised executive remuneration program. In the 2002 offer, approximately 9.1 million Options will be granted at an issue price of $1.48, being the volume weighted average price at which shares traded in the five day period prior to 5 December 2002. As Options cannot be issued under the ASX Listing Rules without Shareholder approval for three months after Goodman Fielder was told in writing that Burns Philp intended to make a takeover offer for Goodman Fielder, it is the Board's intention to issue these Options to executives when that three month period has expired. However, it is a term of this plan that once the Options are issued, if there is a change of control of Goodman Fielder within the first six months of the non-exercise period relating to those Options, then those Options will not be excercisable and will lapse. The non-exercise period for those Options commenced on 16 December 2002.

Long Term Incentive Plan

The plan commenced in 2000. Under the plan terms, executives and managers would participate in the Plan which provided that fully paid ordinary shares would be issued on the basis that performance hurdles are met at the end of each Plan Period.

Entitlements to participate in the Plan periods ending 30 June 2004 and 30 June 2005 have been set. The table below shows the range in the number of shares which could be issued under the plans.

There will be no long term incentive benefits in respect of the period ending 30 June 2003.

		Shares to be issued	
Plan Period Ending	**Participants**	**Performance Hurdles**	
		Not Achieved	**Achieved**
			Range
			minimum - maximum
30 June 2004	68	nil	1.1 mill – 3.3 mill *
30 June 2005	601	nil	2.8 mill – 11.1 mill

* As a result of receiving the Bidder's Statement, Goodman Fielder issued 2,165,865 Shares to the custodian. If a bidder reaches compulsory acquisition, or the offer is recommended by the Board and special conditions exist (for example, a bidder holds close to 90%) the Board may decide to allow the Shares held by the custodian to be allocated to participants.

Segment reporting

Refer Attachment A

Comments by directors

Basis of financial report preparation

19.1 This report is a half yearly financial report, it is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including, AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements (Urgent Issues Group consensus views). **It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.** The Statement of Financial Performance is condensed as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Sales of Milling operation refer 12.1

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

Sale of remaining Leiner Davis Gelatin operations

The remaining US and Argentinian based gelatin operations were sold 31 January 2003 to Tessenderlo Chemie SA/NV for $A115 million ($US67 million). The sale is subject to regulatory approval. However based on the US Federal Trade Commission review of our gelatin divestments, we don't anticipate any approval difficulties.

Unsolicited Bid

On 13 December 2002, Burns, Philp & Company Limited **(Burns Philp)** announced its intention to make an unsolicited, conditional, off-market cash takeover bid for all the issued ordinary shares in Goodman Fielder Limited, at $1.85 per share. At the time Burns Philp also stated that it had acquired approximately 14.9 per cent of the ordinary shares in Goodman Fielder on 12 December 2002.

The bidders statements and the target's statements have been despatched to shareholders. The closing date of the bid has been extended to 5 March, 2003. The bid is subject to regulatory approvals and conditions that must be fulfilled or waived. The Directors of Goodman Fielder Limited have recommended that shareholders reject the offer.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

The interim dividend will be partially franked to 50%. Its is likely that subsequent dividends declared and paid will be partially franked.

19.5.1 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting. Disclose changes in accounting policies in the preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

Change in accounting policy for providing for dividends

Provision is only made for the amount of any dividend declared, determined or publicly recommended by the directors on or before the half year but not distributed at balance date.

The above policy was adopted with effect from 1 July 2002 to comply with AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" released in October 2001 and applied to the half year ended 31 December 2002. In previous periods, in addition to providing for the amount of any dividends declared, determined or publicly recommended by the directors on or before the end of the period but not distributed at balance date, provisions was made for dividends to be paid out of retained earnings at the end of the period where the dividend was proposed, recommended or declared between the end of the period and the completion of the financial report.

An adjustment of $49 million was made against consolidated retained profits at the beginning of the half year to reverse the amount provided at 30 June 2002 for the proposed final dividend for the year ended on that date that was recommended by the directors between the end of the financial year and the completion of the financial report. This reduced the consolidated current liabilities at the beginning of the half year by $49 million with corresponding increases in consolidated net assets, retained profits, total equity and total dividends provided for and paid during the current interim period. In accordance with the new standard no dividend provision has been has been recorded at 31 December 2002.

The change in accounting policy has had no effect on basic and diluted EPS.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Nil

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last annual report.

Taxation Audit – 1990 Re-financing Facility

On the 8 January 2003, Goodman Fielder advised shareholders in an ASX announcement of recent correspondence from the Australian Taxation Office (ATO). This correspondence referred to a re-financing facility that was established by Goodman Fielder in December 1990.

On the 24 December 2002, after a course of correspondence and meetings between Goodman Fielder and the ATO, the ATO advised that it had determined that Part IVA of the Income Tax Assessment Act applied to the arrangements concerning the re-financing facility, and invited Goodman Fielder to respond.

Goodman Fielder did so on 17 January 2003 in respect to a number of issues raised by the ATO. The company also sought further discussions with the ATO. No amended tax assessment has yet been issued in relation to this re-financing facility.

Upon receipt of the 24 December 2002 letter from the ATO, Goodman Fielder sought independent advice as to its tax liability and as to any potential financial impact on Goodman Fielder. Goodman Fielder has been advised that it should have no additional tax liability.

If the view expressed by the ATO in its letter prevails, contrary to independent advice provided to Goodman Fielder, then, based on the ATO's analysis of the position, Goodman Fielder may incur an expense for additional income tax for a total liability of $A138.6 million.

After applying an existing specific provision of $A37 million relating to the deferred income tax liability (which reflects the previously calculated and on-going tax outlays over the remaining life of the re-financing facility), the exposure is reduced to $A101.6 million.

Even if the ATO view is correct on the basic issue of the liability, the total potential amount payable remains extremely uncertain. Goodman Fielder continues to be advised that it should have no additional tax liability in relation to this matter and therefore maintains that it has applied the correct tax treatment to its re-financing facility. Accordingly, Goodman Fielder will object to and vigorously oppose any amended assessments.

Singapore Tax

In September 2001, the Inland Revenue Authority of Singapore issued assessments resulting in an additional tax liability of $S14.9 million or approximately $A14.7 million, in relation to the years from 1992 to 1997. The claimed increase in assessable gains relates to two transactions in 1992 and 1995 involving the sale of shares that Goodman Fielder treated as on capital account and therefore not taxable in Singapore. The Inland Revenue Authority of Singapore is claiming the transaction was on revenue account. Goodman Fielder continues to be advised that it should have no additional tax liability in relation to this matter and therefore maintains that it has applied the correct tax treatment to the transaction. After allowing for provisions and possible foreign tax credits the matter is fully provided for in Goodman Fielder's accounts.

Additional disclosure for trusts NA

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

Annual meeting NA

(Preliminary final report only)

The annual meeting will be held as follows:

Place	
Date	
Time	
Approximate date the +annual report will be available	

GOODMAN FIELDER LIMITED AND ITS CONTROLLED ENTITIES
31 DECEMBER 2002

BUSINESS SEGMENT DATA

(a) Primary Reporting Business Segments

	Milling Australia		Baking Australia		New Zealand		Consumer Foods		International		Ingredients		Corporate / Unallocated		Eliminations		Total Economic entity	
	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil	2002 A$ Mil	2001 A$ Mil
Revenue																		
Sales external to the economic entity	74.0	129.2	374.4	392.2	291.6	256.9	451.5	430.3	139.7	163.7	65.1	166.7			-	-	1,396.3	1,539.0
Internal Sales	56.8	91.5	3.9	4.5	9.3	12.8	40.0	38.0	-	1.4	-	1.0			(110.0)	(149.2)	-	-
Other Revenue	195.3	1.1	2.7	1.5	0.8	0.7	4.3	-	0.5	1.0	-	208.8	0.8	0.4			204.4	213.5
Unallocated – interest revenue																	9.6	4.6
Total Revenue	326.1	221.8	381.0	398.2	301.7	270.4	495.8	468.3	140.2	166.1	65.1	376.5	0.8	0.4	(110.0)	(149.2)	1,610.3	1,757.1
Segment Result																		
Trading result	6.8	11.8	18.8	25.7	38.2	34.4	51.0	41.2	12.3	14.6	11.2	19.0	(17.8)*	(15.3)			120.5	131.4
Rationalisation & restructuring	(0.6)	-	(6.4)	(32.1)	(3.9)	(2.8)	(4.0)	(30.5)	(1.3)	(2.7)	-	(0.7)	(0.3)	-			(16.5)	(68.8)
Other Significant items	12.5	-	-	-	-	-	-	-	-	-	-	99.1	(10.0)	-			2.5	99.1
	18.7	11.8	12.4	(6.4)	34.3	31.6	47.0	10.7	11.0	11.9	11.2	117.4	(28.1)	(15.3)		-	106.5	161.7
Interest																	(15.8)	(28.1)
Profit from ordinary activities before tax																	90.7	133.6
Tax																	(23.6)	(34.8)
Outside equity interest																	(0.4)	(0.4)
Net Profit (loss)																	66.7	98.4

* Includes $6.0 million non recurring workers compensation costs.

(b) The Ingredients & Milling segment result is detailed below:

	Total Gelatin A$Mil	Total Milling A$Mil
Revenue from ordinary activities	65.1	137.6
Expenses from ordinary activities	(53.9)	(130.8)
Trading result	11.2	6.8
Interest/Administration costs	2.4	(5.0)
Profit from ordinary activities before income tax	13.6	1.8
Income tax on profit (loss) from ordinary activities	(4.9)	2.3
Profit from ordinary activities after income tax	8.7	4.1

Attachment B

SIGNIFICANT ITEMS

	Consolidated 2002	Consolidated 2001
	(A$ million)	
Significant items including rationalization & restructuring have been included in the condensed Statement of Financial Performance as follows:		
Revenue generated from Investing activities		
Proceeds on sale of Milling	195.3	-
Proceeds on sale of Germantown	-	197.7
	195.3	197.7
Proceeds from sale of other businesses	-	-
Other revenue from Investing activities	18.7	20.4
Total Revenue generated from Investing activities	214.0	218.1
Expenses relating to Investing activities		
Book value Milling	(182.8)	-
Book value Germantown	-	(98.6)
	(182.8)	(98.6)
Book value of other businesses sold	-	-
Other	-	-
Total expenses relating to Investing activities	(182.8)	(98.6)
Marketing, Selling & Distribution expenses		
Rationalization & Restructuring costs *	6.3	4.7
Other	290.5	308.4
Total Marketing, Selling & Distribution expenses	296.8	313.1
Production expenses		
Rationalization & Restructuring costs *	8.7	48.8
Administration expenses		
Significant items	10.0	-
Rationalization & Restructuring costs *	1.5	15.3
Other	105.9	137.7
Total Administration expenses	117.4	153.0

* Rationalization and restructuring relates to costs incurred to reset corporate, in line with divestments and bringing forward of initiatives that will deliver future efficiency and productivity gains.

Attachment C United States Generally Accepted Accounting Principles Disclosures

The unaudited interim consolidated financial report is prepared in accordance with accounting principles generally accepted in Australia (Australian GAAP). Certain significant differences exist between Australian GAAP and accounting principles generally accepted in the United States of America (U.S. GAAP). The significant differences between Australian GAAP and U.S. GAAP as they relate to the Group are presented throughout this note.

The following table includes a statement of financial performance prepared in accordance with Australian GAAP, but presented in a U.S. GAAP format:

	Six months ended December 31,	
	2002	2001
	(A$ million)	
Net sales of goods	**1,244.2**	1,246.1
Costs and expenses:		
Cost of sales	**783.2**	784.8
Selling, marketing and distribution [(1)]	**270.8**	265.9
General and administrative	**93.5**	97.7
Rationalization and restructuring charges	**25.9**	68.1
Total costs and expenses	**1,173.4**	1,216.5
Operating income	**70.8**	29.6
Interest expense	**(23.6)**	(23.3)
Interest income	**9.5**	4.3
Share of net profit of associates accounted for using the equity method	**0.5**	-
Other income, net	**8.9**	3.6
Minority interests	**(0.4)**	(0.4)
Profit before income taxes	**65.7**	13.8
Income tax expense	**21.5**	19.7
Profit/ (loss) from continuing operations	**44.2**	(5.9)
Discontinued operations:		
Income from operations of discontinued operations, net of tax [(2)]	**22.5**	104.3
Net profit	**66.7**	98.4

(1) Includes shipping and handling costs of A$127.8 million and A$125.2 million for the six months ended December 31, 2002, and 2001, respectively.

(2) Income tax expense was A$2.1 million and A$15.1 million for the six months ended December 31, 2002 and 2001, respectively.

The following reconciliations and notes should be read in conjunction with Note 42 of the consolidated financial statements for the year ended June 30, 2002.

A$ million	Note	Six months ended December 31, 2002	Six months ended December 31, 2001
Reconciliation of net profit to U.S. GAAP			
Australian GAAP net profit reported in statement of financial performance		66.7	98.4
Adjustments required to comply with U.S. GAAP:			
Property, plant and equipment revaluations		0.1	0.1
Amortization of goodwill and intangible assets	(a)	14.3	(1.7)
Non-compete arrangements		(0.9)	(0.8)
Derivative financial instruments		1.7	1.1
Rationalization and restructuring costs		12.3	9.4
Gain/loss on sale of discontinued operations		-	(2.5)
Share based compensation		(0.5)	-
Securitization of receivables		-	(0.2)
Equity method investment		(0.2)	-
Foreign currency translation on sale of subsidiaries		-	0.4
Contingent gains		-	(0.8)
Tax effect of U.S. GAAP adjustments		(4.0)	(0.8)
Net profit under U.S. GAAP		89.5	102.6

A$ million	Note	As of December 31, 2002	As of December 31, 2001
Reconciliation of shareholders' equity to U.S. GAAP			
Australian GAAP shareholders' equity per statement of financial position		1,099.7	1,158.7
Less: Outside equity interests		(10.6)	(9.1)
Equity attributed to the Group		1,089.1	1,149.6
Cumulative adjustments required to comply with U.S. GAAP:			
Property, plant and equipment revaluations		(4.8)	(5.0)
Intangible assets	(a)	(18.8)	(20.2)
Non-compete arrangements		4.4	5.8
Pension plans		4.0	6.6
Derivative financial instruments		6.6	0.3
Goodwill	(a)	56.0	44.5
Rationalization and restructuring costs		61.5	86.7
Gain/loss on sale of discontinued operations		1.1	-
Equity method investment	(b)	(3.9)	-
Hyperinflation adjustment	(c)	(14.9)	(6.5)
Securitization of receivables		(0.4)	(0.5)
Employee share plans		(7.2)	(7.8)
Fair value adjustments arising on acquisitions		(0.5)	(0.5)
Dividends	(d)	-	44.3
Contingent gains		-	0.8
Tax effect of U.S. GAAP adjustments		(67.5)	(73.1)
Shareholders' equity under U.S. GAAP		1,104.7	1,225.0

(a) Amortization of goodwill and intangible assets

Under Australian GAAP, the Company amortizes intangible assets on a straight-line basis over the period of expected benefits, ranging from five to twenty years in respect of goodwill and five to one hundred years in respect of other intangibles.

Prior to June 30, 2001, U.S. GAAP required all identifiable intangible assets, including goodwill, to be amortized to expense systematically over the period of estimated benefit, not to exceed forty years. On June 29, 2001, SFAS 141 Business Combinations and SFAS 142 Goodwill and Other Intangible Assets were issued, effective for fiscal years beginning after December 15, 2001.

For goodwill and intangible assets acquired prior to July 1, 2001, amortization has been recognized until June 30, 2002. On July 1, 2002, the Group adopted Statement No. 142, "Goodwill and Intangible Assets", and determined that the value of recognized intangible assets and goodwill was not impaired as of July 1, 2002.

The trademarks and brandnames were purchased over several years as a result of the Group's business acquisitions, and, under U.S. GAAP had been amortized over periods up to 40 years. Upon initial application of Statement No. 142, the Group reassessed the useful lives of its intangible assets and determined that because they are expected to generate cash flows indefinitely, the trademarks have indefinite useful lives. Accordingly, the Group ceased amortizing the trademarks and brandnames on July 1, 2002. The carrying amount of trademarks and brandnames under U.S. GAAP as of December 31, 2002 was A$198.6 million. Changes in the carrying amount of goodwill under U.S. GAAP is as follows:

	Total
	(A$ million)
Balance as of July 1, 2002	300.2
Goodwill acquired during six months	-
Goodwill included in discontinued operations sold during period	(2.0)
Foreign currency translation effects	3.7
Balance as of December 31, 2002	301.9

The amortization expense and net income for the Company under U.S. GAAP for the six months ended December 31, 2002, the year of initial application, and the corresponding period of the prior year are as follows:

	Six months ended December 31,	
	2002	2001
	(A$ million, except per share amounts)	
Reported net income	**89.5**	102.6
Add back:		
Goodwill amortization	-	14.8
Trademark amortization	-	4.4
Adjusted net income	**89.5**	121.8

In the reconciliations of Australian GAAP to U.S. GAAP financial information for the six months ended December 31, 2002, the adjustment to net profit of A$14.3 million represents the reversal of the goodwill and other intangible assets amortization charge recorded for Australian GAAP. In the six months ended December 31, 2001, the adjustment to net profit of A$1.7 million represents the additional amortization charge on those intangible assets which are being amortized over a period in excess of 40 years for Australian GAAP. The adjustment to shareholders' equity represents the accumulated amortization on the cost of the assets since acquisition.

(b) Equity accounting – deferral of gains/losses on sale of assets to joint venture entities

Under Australian GAAP, investments in joint venture entities are recognized at the cost of acquisition, being the fair value of the assets transferred net of cash received and including acquisition costs. Gain on the sale of assets to joint venture entities, measured as the difference between the cost of the investment and the net book values of the net assets transferred, is deferred to the extent of the ownership interest retained in the joint venture entity. The deferred gain is amortized to net income over a period not to exceed 20 years.

For U.S. GAAP purposes, investments in joint venture entities in which both cash and an interest in the joint venture are received in exchange for the contribution of assets are recorded by recognizing a gain/loss to the extent that control over the contributed assets has been lost, provided that specific criteria have been achieved to qualify as the culmination of an earnings process. The investment balance is recorded based on the underlying historical cost of the contributed assets to the extent of the retained ownership interest in the joint venture and at fair value to the extent that control over the contributed assets has been passed to the joint venture partner(s).

Under U.S. GAAP, an adjustment to net profit and shareholders' equity was required to reduce the profit recognized on sale of assets to joint venture entities in the fiscal year ended June 30, 2002.

(c) Hyperinflationary economies

Australian GAAP does not address accounting in a highly inflationary economy. U.S. GAAP requires that the parent company's reporting currency (i.e., the Australian dollar in the case of an Australian parent) be used as if it were the functional currency for all operations in highly inflationary economies.

Since December 2001, the value of the Argentinian peso has significantly decreased versus the Australian dollar and other major currencies, due to a prolonged period of recession and high inflation. Prior to December 20, 2001 the value of the Argentinian peso was pegged at 1 ARP to 1 U.S. dollar. In February 2002, a free exchange market for the purchase and sale of foreign currency was established.

Under Australian GAAP, from January 1, 2001, the Group accounts for its Argentinian operations using hyper inflation accounting principles. The value of long-lived assets has been recorded in U.S. dollars, rather than Argentinian pesos. Operating results and net current assets have been recorded in Argentinian pesos.

Under U.S GAAP, the economic conditions in Argentina do not meet the conditions required to apply hyper inflation accounting principles. Consequently, an adjustment has been made to shareholders' equity to restate the value of long-lived assets to Argentinian pesos, and reflect the decrease in the Australian dollar value of these assets.

(d) Dividends

For Australian GAAP purposes, prior to July 1, 2002, dividends were accrued in the period to which they relate. Under U.S. GAAP, dividends are accrued in the period in which they are declared.

(e) Allocation of interest expense to discontinued operations

The Group has allocated interest expense to the Milling and Ingredients businesses, being discontinuing operations, in accordance with the allocation method described in EITF 87-24 "Allocation of Interest to Discontinuing Operations." The percentage of the consolidated interest allocated has been determined as the ratio of net assets to be sold to the sum of total net assets of the consolidated entity plus consolidated debt other than (a) debt of the discontinuing operation that will be assumed by the buyer and (b) debt that can be directly attributed to other operations of the enterprise. The percentage calculated has been applied to the consolidated interest expense, adjusted to exclude the interest expense from (a) debt of the discontinuing operation that will be assumed by the buyer and (b) debt that can be directly attributed to other operations of the enterprise.

The amount of interest allocated to the Milling businesses was nil and A$2.6 million for the six months ended December 31, 2002 and 2001, respectively, and the amount of interest allocated to the Ingredients business was A$1.8 million and A$6.8 million for the six months ended December 31, 2002 and 2001, respectively.

(f) **Additional disclosures required by U.S. GAAP**

Set out below is a breakdown of inventory as of December 31, 2002 and 2001, respectively, as required by U.S. GAAP interim reporting requirements.

	Six months ended December 31,	
	2002	2001
	(A$ million)	
Raw materials – at cost	107.9	122.0
- provision for diminution	(0.3)	(0.7)
Work in progress – at cost	10.3	21.4
Finished goods – at cost	112.6	140.9
- provision for diminution	(3.8)	(4.6)
Other inventory – at cost	10.4	10.5
	237.1	289.5

EXHIBIT 1

Burns, Philp & Company Limited
Computation of Ratio of Earnings to
Fixed Charges Under Australian GAAP

	Fiscal year ended June 30,				
	2003	2002	2001	2000	1999
	(A$ in millions, except for ratios)				
Net profit from continuing operations before income taxes and minority interests	127.8	101.9	81.8	81.3	55.9
Share of net profit of associates	(11.1)	(10.1)	(12.4)	(11.6)	(10.5)
Dividends received from associates	12.7	15.3	8.6	7.8	5.3
	129.4	107.1	78.0	77.5	50.7
Fixed charges:					
Borrowing costs	174.8	72.9	95.8	90.9	111.9
Estimated interest in rental payments	4.0	1.7	2.2	2.1	2.9
Total fixed charges	178.8	74.6	98.0	93.0	114.8
Earnings available for fixed charges	308.2	181.7	176.0	170.5	165.5
Ratio of earnings to fixed charges	1.72X	2.44X	1.80X	1.83X	1.44X

Burns, Philp & Company Limited
Computation of Ratio of Earnings to
Fixed Charges Under U.S. GAAP

	Fiscal year ended June 30,		
	2003	2002	2001
	(A$ in millions, except for ratios)		
Net profit from continuing operations before income taxes and minority interests	203.7	16.3	66.8
Share of net profit of associates	(6.9)	(7.9)	(17.9)
Dividends received from associates	12.7	15.3	8.6
	209.5	23.7	62.5
Fixed charges:			
Borrowing costs	181.9	76.6	107.5
Estimated interest in rental payments	4.0	1.7	2.2
Total fixed charges	185.9	78.3	109.7
Earnings available for fixed charges	395.4	102.0	172.2
Ratio of earnings to fixed charges	2.13X	1.30X	1.57X